Exhibit 10.19

EXECUTION VERSION

FIRST LIEN CREDIT AGREEMENT
dated as of February 15, 2019
among
OHIO RIVER PP HOLDCO LLC,
as Holdings,

LONG RIDGE ENERGY GENERATION LLC and OHIO GASCO LLC,
as Co-Borrowers,
THE LENDERS AND LC ISSUERS PARTY HERETO FROM TIME TO TIME,
ING CAPITAL LLC,
as LC Issuer,
and
CORTLAND CAPITAL MARKET SERVICES LLC,
as Administrative Agent
_______________________________________
AMP CAPITAL INVESTORS LIMITED,
as Lead Arranger,
ING CAPITAL LLC, MIRAE ASSET DAEWOO CO., LTD and ELSDON INVESTMENT PTE LTD,
as Co-Arrangers,
and
ING CAPITAL LLC,
as Documentation Agent

Senior Secured Credit Facilities
$445,000,000 Construction and Term Loan Facility
$154,000,000 LC Facility

i

v

Index of Exhibits

Exhibit A	Definitions and Rules of Interpretation
Exhibit B-1	Form of Construction Note
Exhibit B-2	Form of Term Note
Exhibit B-3	Form of LC Note
Exhibit C-1	Form of Notice of Borrowing
Exhibit C-2	Form of Notice of Term Conversion
Exhibit C-3	Form of Notice of Conversion of LC Loan Type
Exhibit C-4	Form of Increase and Joinder Agreement
Exhibit C-5	Form of Notice of LC Activity
Exhibit C-6	Form of Co-Borrowers Completion Certificate
Exhibit C-7	Form of Independent Engineer Completion Certificate
Exhibit C-8	Form of Insurance Consultant Completion Certificate
Exhibit D	Schedule of Security Filings
Exhibit E-1	Form of Consent for Contracting Party
Exhibit E-2	Closing Date Consents
Exhibit F-1	Form of Closing Certificate
Exhibit F-2	Form of Solvency Certificate
Exhibit G-1(a)	Schedule of Applicable Permits
Exhibit G-1(b)	Permits to be Obtained
Exhibit G-2	Pending Litigation
Exhibit G-3	Hazardous Substances Disclosure
Exhibit G-4	[Reserved]
Exhibit G-5	Project Document Exceptions
Exhibit G-6	Indebtedness
Exhibit G-7	Flood Zone Disclosure

Exhibit G-8	Project Documents and Leases
Exhibit G-9	Title
Exhibit G-10	Licenses
Exhibit G-11	Post-Closing Property Interests
Exhibit H	Proportionate Shares
Exhibit I	Target Debt Balance Table
Exhibit J	Forms of U.S. Tax Compliance Certificate
Exhibit K	Insurance Requirements
Exhibit L	Permitted Commodity Hedge Agreements
Exhibit M	Closing Date Letters of Credit
Exhibit N-1	Form of Summary Operating Report (Generating Project)
Exhibit N-2	Form of Summary Operating Report (Production Project)
Exhibit O	[Reserved]
Exhibit P	Form of Assignment and Assumption
Exhibit Q	Production Profiles
Exhibit R	Form of Title Policy Endorsement
Exhibit S	Form of Permitted Replacement LC Facility Certificate
Exhibit T-1	O&M Agreement Term Sheet (Ethos)
Exhibit T-2	O&M Agreement Term Sheet (General Electric)

This FIRST LIEN CREDIT AGREEMENT, dated as of February 15, 2019 (this “Agreement”), is entered into among OHIO RIVER PP HOLDCO LLC, a Delaware limited liability company (“Holdings”), LONG RIDGE ENERGY GENERATION LLC (formerly known as Ohio PowerCo LLC), a Delaware limited liability company (“PowerCo”), OHIO GASCO LLC, a Delaware limited liability company (“GasCo” and, together with PowerCo, the “Co-Borrowers”), THE LENDERS AND LC ISSUERS PARTY HERETO FROM TIME TO TIME and CORTLAND CAPITAL MARKET SERVICES LLC, as administrative agent for the Lenders referred to herein (together with its successors and permitted assigns in such capacity, “Administrative Agent”), with AMP CAPITAL INVESTORS LIMITED, as lead arranger and lead bookrunner (in such capacities, “Arranger”).
RECITALS
A.Capitalized terms used in these recitals and not otherwise defined shall have the respective meanings set forth for such terms in Exhibit A.
B.    The Lenders have severally but not jointly agreed to extend a first lien term loan credit facility to the Co-Borrowers in an aggregate principal amount of $445,000,000 of Term Loans.
C.    The LC Issuers have severally but not jointly agreed to issue standby Letters of Credit at any time and from time to time during the LC Availability Period, in an aggregate Stated Amount of $154,000,000.
D.    The Co-Borrowers will incur Second Lien Loans pursuant to the Second Lien Credit Documents on the Closing Date in an aggregate principal amount, excluding any interest accrued and capitalized per the terms of such Second Lien Credit Documents, of up to $143,000,000, plus any Construction PIK Principal or Term PIK Principal (each as defined in the Second Lien Credit Agreement), as applicable, created thereunder (the “Second Lien Facility”).
E.    The Co-Borrowers will borrow Term Loans from the Lenders on a monthly basis, the proceeds of which will be used, together with the proceeds of the Second Lien Loans, to fund the Project Costs.
AGREEMENT
In consideration of the agreements herein and in the other Credit Documents and in reliance upon the representations and warranties set forth herein and therein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS
1.1     DEFINITIONS. Except as otherwise expressly provided, capitalized terms used in this Agreement (including its exhibits and schedules) shall have the meanings given to such terms in Exhibit A.
1.2     RULES OF INTERPRETATION. Except as otherwise expressly provided herein or therein, the rules of interpretation set forth in Exhibit A shall apply to this Agreement.
ARTICLE 2
THE CREDIT FACILITIES
2.1    LOAN FACILITIES.
2.1.1    Construction Loan Facility.
(a)    Availability. Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties of Borrower Parties set forth herein, each Construction Lender severally, but not jointly, agrees to advance to Co-Borrowers from time to time during the Construction Availability Period such loans as Co-Borrowers may request pursuant to this Section 2.1.1 (individually, a “Construction Loan” and, collectively, the “Construction Loans”), in an aggregate principal amount which, when added to the aggregate principal amount of all prior Construction Loans made by such Lender under this Agreement, does not exceed such Lender’s Construction Loan Commitment.
(b)    Notice of Borrowing. Co-Borrowers shall request Construction Loans by delivering to Administrative Agent a Notice of Borrowing, which contains or specifies, among other things:
i.    the aggregate principal amount of the requested Construction Loan, which shall be in the minimum amount of $5,000,000 or, if the remaining Construction Loan Commitments are less than $5,000,000, such remaining amount;
ii.    the proposed date of the requested Construction Loan (which shall be a Banking Day);
iii.    the account into which the proceeds of the Construction Loan will be deposited;
iv.    a certification by Co-Borrowers that, as of the date such requested Construction Loan is proposed to be made, the Construction Loan proposed to be made on such date, when added together with all other Construction Loans made under this Agreement, does not exceed the Total Construction Loan Commitment; and
v.    if the proceeds of the Construction Loan are requested to reimburse Drawstop Equity Contributions, the information required pursuant to Section 3.2.1(a)(y).

Co-Borrowers shall request no more than one Construction Loan per month (other than in respect of the Final Drawing). Co-Borrowers shall give each Notice of Borrowing to Administrative Agent so as to provide not less than the Minimum Notice Period applicable to Construction Loans. Any Notice of Borrowing may be modified or revoked by Co-Borrowers through the Banking Day prior to the Minimum Notice Period, and shall thereafter be irrevocable. Each Notice of Borrowing shall be delivered in the manner provided in Section 11.1.
If no account is specified for the deposit of the proceeds of such Construction Loan, the proceeds of the Construction Loan shall be deposited into the Construction Account.
(c)    Construction Loan Interest. Subject to Section 2.6.3, Co-Borrowers shall pay interest on the unpaid principal amount of each Construction Loan from the date of Borrowing of such Construction Loan until the maturity or prepayment thereof at a fixed rate equal to 7.30% per annum.
(d)    Construction Loan Principal Payments. Construction Loans shall automatically convert to Term Loans upon Term Conversion pursuant to Section 2.1.2(b). Co-Borrowers shall repay to Administrative Agent, for the account of each Lender, in full on the Construction Maturity Date the outstanding principal amount of any Construction Loan made by such Lender which have not been converted to Term Loans pursuant to Section 2.1.2(b).
(e)    Cancellation and Return of Construction Notes. Upon the Term Conversion and payment in full of any principal amount of Construction Loans not converted to Term Loans and all accrued and unpaid interest thereon and fees in respect thereof, each such Lender shall promptly mark as canceled any Construction Notes issued to it under Section 2.1.6 or 9.13 then outstanding and return such canceled Construction Notes to Co-Borrowers.
2.1.2    Term Loan Facility.
(a)    Availability. Subject to the terms and conditions set forth in this Agreement and in reliance upon the representations and warranties of Co-Borrowers set forth herein, each Term Lender severally, but not jointly, agrees to make to Co-Borrowers on the Term Conversion Date, at the request of Co-Borrowers, a term loan under this Section 2.1.2 (individually a “Term Loan” and, collectively, the “Term Loans”) in an aggregate principal amount equal to the aggregate principal amount of outstanding Construction Loans made by such Lender (including, for the avoidance of doubt, the principal amount of any Construction Loans made on such date), not to exceed such Lender’s Term Loan Commitment, or, to the extent elected by Co-Borrowers in the applicable Notice of Term Conversion, any lesser amount. Each Lender shall make its Term Loan by converting the principal amount of outstanding Construction Loans made by such Lender (or such lesser amount) to a Term Loan and the Administrative Agent shall deem such Term Loans so converted as fully funded and shall record them in the Register. Construction Loans and Term Loans shall not be simultaneously outstanding.
(b)    Notice of Term Conversion. Co-Borrowers shall request Term Conversion by delivering to Administrative Agent a Notice of Term Conversion, which contains or specifies:

i.    the aggregate principal amount of the requested Term Loans, which shall not exceed the lesser of (A) the aggregate principal amount of all Construction Loans outstanding as of the Term Conversion Date (including, for the avoidance of doubt, the principal amount of any Construction Loans made on such date) and (B) the Total Term Loan Commitment; and
ii.    the proposed Term Conversion Date (which shall be a Banking Day on or before the Date Certain (as such date may be extended in accordance with the definition thereof)).
Co-Borrowers shall deliver the Notice of Term Conversion, together with evidence, if then available, documenting that the conditions to Term Conversion will be satisfied by the proposed Term Conversion Date, to Administrative Agent (with a copy to the Lenders) so as to provide at least five Banking Days’ notice of Term Conversion. The Notice of Term Conversion may be modified or revoked by Co-Borrowers through the Banking Day prior to the applicable Minimum Notice Period, and shall thereafter be irrevocable. The Notice of Term Conversion shall be delivered in the manner provided in Section 11.1.
(c)    Term Loan Interest. Subject to Section 2.6.3, Co-Borrowers shall pay interest on the unpaid principal amount of each Term Loan from the Term Conversion Date until the maturity or prepayment thereof at a fixed rate equal to 7.30% per annum.
(d)    Term Loan - Scheduled Principal Amortization. On each Principal Repayment Date, Co-Borrowers shall repay to Administrative Agent, for the account of each Lender, the outstanding principal amount, if any, of all Term Loans in an amount equal to 0.25% of the aggregate principal amount of the Term Loans outstanding immediately after giving effect to the conversion contemplated herein on the Term Conversion Date, with any remaining unpaid principal, interest, fees and costs due and payable on the Final Maturity Date.
2.1.3    [Reserved].
2.1.4    [Reserved].
2.1.5    Interest Provisions Relating to All Loans.
(a)    Interest Payment Dates. Co-Borrowers shall pay accrued interest on the unpaid principal amount of (i) each LC Loan (x) in the case of each Base Rate LC Loan, on each Quarterly Payment Date, (y) in the case of each LIBOR LC Loan, on the last day of each Interest Period related to such LC Loan and, if any applicable Interest Period is longer than 90 days, the respective dates that fall every 90 days after the commencement of such Interest Period, (ii) each Construction Loan or Term Loan on each Quarterly Payment Date, and (iii) in all cases, upon repayment or prepayment (to the extent thereof and including any Optional Prepayments or Mandatory Prepayments), at maturity (whether by acceleration or otherwise) and, in the case of LC Loans, upon conversion from one Type of Loan to another Type of Loan.

(b)    LIBOR LC Loan Interest Periods. Each Interest Period selected by Co-Borrowers in its applicable Notice of Conversion of LC Loan Type for all LIBOR LC Loans shall be one, two, three or six months. Notwithstanding anything to the contrary in the preceding sentence, (A) any Interest Period which would otherwise end on a day which is not a Banking Day shall be extended to the next succeeding Banking Day unless such next Banking Day falls in another calendar month, in which case such Interest Period shall end on the immediately preceding Banking Day, (B) any Interest Period which begins on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Banking Day of a calendar month, (C) Co-Borrowers may not select Interest Periods which would leave a greater principal amount of LC Loans subject to Interest Periods ending after a date upon which LC Loans are or may be required to be repaid than the principal amount of Loans anticipated to be outstanding after such date, (D) any Interest Period for a LC Loan which would otherwise end after the LC Maturity Date shall end on the LC Maturity Date, (E) LIBOR LC Loans for each Interest Period shall be in the minimum amount of $1,000,000, and (F) Co-Borrowers may not at any time have outstanding more than six different Interest Periods relating to LIBOR LC Loans. Notwithstanding anything to the contrary provided herein, Co-Borrowers may request irregular Interest Periods (without premium or penalty) with a duration other than a one, two, three or six month Interest Period in order to consolidate outstanding Interest Periods and Principal Repayment Dates, as well as to facilitate the repayment of LIBOR LC Loans in accordance with the terms of this Agreement. Upon receipt of an request from Co-Borrowers seeking such irregular Interest Period, Administrative Agent and the LC Participants shall endeavor to provide Co-Borrowers with such Interest Period so long as such Interest Period is available in the London interbank market, in the reasonable judgment of Administrative Agent; provided, that where this Agreement requires Co-Borrowers to have an irregular Interest Period for a LIBOR LC Loan Borrowing, Administrative Agent shall set the applicable Adjusted LIBO Rate through interpolating available LIBO Rate for periods having terms ending immediately prior to and immediately following such Interest Period. Co-Borrowers may contact Administrative Agent at any time prior to the end of an Interest Period for a quotation of Interest Rates in effect at such time for given Interest Periods, and Administrative Agent shall promptly provide such quotation. If Co-Borrowers fail to notify Administrative Agent of the next Interest Period for any LIBOR LC Loans in accordance with this Section 2.1.5(b), such LIBOR LC Loans shall automatically convert to Base Rate LC Loans on the last day of the current Interest Period therefor. Administrative Agent shall as soon as practicable notify Co-Borrowers of each determination of the Interest Rate applicable to each such Loan.
(c)    Interest Computations. All computations of interest on Construction Loans, Term Loans and Base Rate LC Loans (other than Base Rate LC Loans where the Base Rate is determined by reference to the LIBO Rate pursuant to clause (c) of the definition of “Base Rate”) shall be based upon a year of 365 days or, in the case of a leap year, 366 days, shall be payable for the actual days elapsed (including the first day but excluding the last day), and, in the case of Base Rate LC Loans, shall be adjusted in accordance with any changes in the Base Rate to take effect on the beginning of the day of such change in the Base Rate. All computations of interest on LIBOR LC Loans (and Base Rate LC Loans where the Base Rate is determined by reference to the LIBO Rate pursuant to clause (c) of the definition of “Base Rate”) shall be based upon a year of 360 days and shall be payable for the actual days elapsed (including the first day but excluding the last day).

Each Co-Borrower agrees that all computations by Administrative Agent or any LC Issuer, as applicable, of interest shall be conclusive and binding in the absence of manifest error.
2.1.6    Promissory Notes. The obligation of Co-Borrowers to repay the Loans made by a Lender and to pay interest thereon at the rates provided herein shall, upon the written request of such Lender, be evidenced by promissory notes in the form of Exhibit B‑1 (individually, a “Construction Note” and, collectively, the “Construction Notes”), Exhibit B-2 (individually, a “Term Note” and, collectively, the “Term Notes”) and Exhibit B-3 (individually, an “LC Note” and, collectively, the “LC Notes”), each payable to such requesting Lender or its registered assigns and in the principal amount of such Lender’s Construction Loan Commitment, Term Loan Commitment or LC Commitment, respectively. Co-Borrowers authorize each such requesting Lender to record on the schedule annexed to such Lender’s Note or Notes, the date and amount of each Loan made by such requesting Lender, and each payment or prepayment of principal thereunder and agrees that all such notations shall constitute prima facie evidence of the matters noted; provided that in the event of any inconsistency between the records or books of Administrative Agent or any LC Issuer, as applicable, and any Lender’s records or Notes, the records of Administrative Agent or such LC Issuer, as applicable, shall be conclusive and binding in the absence of manifest error. Co-Borrowers further authorize each such requesting Lender to attach to and make a part of such requesting Lender’s Note or Notes continuations of the schedule attached thereto as necessary. No failure to make any such notations, nor any errors in making any such notations, shall affect the validity of Co-Borrowers’ obligations to repay the full unpaid principal amount of the Loans or the duties of Co-Borrowers hereunder or thereunder. Upon the payment in full in cash of the aggregate principal amount of, and all accrued and unpaid interest on, the Loans, or in the case of Construction Loans, upon Term Conversion, the Lenders holding such Notes shall promptly mark the applicable Notes cancelled and return such cancelled Notes to Co-Borrowers. Term Notes (if any) shall be delivered to the applicable Term Lenders on the Term Conversion Date in accordance with Section 3.3.8.
2.1.7    Loan Funding.
(a)    Notice. Each Notice of Borrowing, Notice of Term Conversion and Notice of Conversion of LC Loan Type shall be delivered to Administrative Agent in accordance with Sections 2.1.1(b), 2.1.2(b) and 2.1.8, respectively. Administrative Agent shall promptly notify each Lender of the contents of each Notice of Borrowing, Notice of Term Conversion and Notice of Conversion of LC Loan Type and of each Lender’s portion of a requested Borrowing, if applicable.
(b)    Lender Funding. Subject to the satisfaction or waiver (such waiver to be in writing by Administrative Agent with the consent of each Lender, with respect to closing conditions set forth in Section 3.1, or the Required Lenders, with respect to conditions set forth in Sections 3.2, 3.3 or 3.4 and any such waiver shall be binding on each Lender) of the conditions precedent specified herein, each Lender shall, before 1:00 p.m. New York City time on the date of each Borrowing specified in the respective Notice of Borrowing, make available to Administrative Agent by wire transfer of immediately available funds in Dollars to the account of Administrative Agent most recently designated by it for such purpose, such Lender’s Proportionate Share of the Loan to be made on such date. The failure of any Lender to make the Loan to be made by it as part of any Borrowing shall not relieve any other Lender of its obligation hereunder to make its Loan on the date of each Borrowing specified in the respective Notice of Borrowing. No Lender shall be responsible for the failure of any other Lender to make the Loan to be made by such other Lender on the date of any Borrowing.
(c)    Failure of Lender to Fund. Unless Administrative Agent shall have been notified by any Lender prior to the applicable date of a Borrowing of a Loan that such Lender does not intend to make available to Administrative Agent such Lender’s Proportionate Share of the Loan (as the case may be) requested on such date, Administrative Agent may assume that such Lender has made such amount available to Administrative Agent on such date in accordance with the prior paragraph and Administrative Agent may, but shall not have obligation to, in its sole discretion and in reliance upon such assumption, make available to Co-Borrowers a corresponding amount on such date. If such corresponding amount is not in fact made available to Administrative Agent by such Lender, Administrative Agent shall be entitled to recover such corresponding amount on demand (and, in any event, within two Banking Days from the applicable date of such Borrowing) from such Lender together with interest thereon, for each day from the applicable date of such Borrowing until the date such amount is paid to Administrative Agent, at the Federal Funds Rate for the first two Banking Days after such date. If such Lender pays such amount to Administrative Agent, then such amount (excluding any interest paid to Administrative Agent thereon) shall constitute such Lender’s Proportionate Share of such Loan. If such Lender does not pay such corresponding amount forthwith upon Administrative Agent’s demand therefor or within two Banking Days from the applicable date of such Borrowing of a Loan, Administrative Agent may notify Co-Borrowers and Co-Borrowers shall immediately pay such corresponding amount to Administrative Agent together with interest thereon, for each day from the applicable date of such Borrowing until the date such amount is paid to Administrative Agent, at the rate then payable under this Agreement for Base Rate LC Loans. Nothing in this Section 2.1.7(c) shall be deemed to relieve any Lender from its obligation to fulfill its obligations hereunder or to prejudice any rights that Co-Borrowers may have against any Lender as a result of any default by such Lender hereunder.
(d)    Account. No later than 2:00 p.m. New York City time on the date specified in each Notice of Borrowing, if the applicable conditions precedent listed in Section 3.2 have been satisfied or waived in accordance with the terms thereof and, subject to Section 2.1.7(c), Administrative Agent shall, after receipt of all funds from the Lenders, promptly make available the Construction Loans requested in such Notice of Borrowing in Dollars and in immediately available funds, at Administrative Agent’s Account, by wire transfer, the proceeds of any such Construction Loans into the Construction Account (other than with respect to Construction Loans made on the Closing Date in accordance with the Funds Flow Memorandum and as permitted by Section 3.1(d) of the Depositary Agreement).
2.1.8    Conversion of LC Loans. Co-Borrowers may convert LC Loans from one Type of LC Loan to another Type of LC Loan; provided that (a) any conversion of LIBOR LC Loans into Base Rate LC Loans shall be effective on, and only on, the first Banking Day after expiration of an Interest Period for such LIBOR LC Loans, (b) LC Loans shall be converted only in amounts of $1,000,000 and increments of $100,000 in excess thereof and (c) no Base Rate LC Loan may be converted into a LIBOR LC Loan (i) when any Event of Default has occurred and is continuing or (ii) after the date that is one month prior to the LC Maturity Date. Co-Borrowers shall request such a conversion by delivering to Administrative Agent a Notice of Conversion of LC Loan Type, which contains or specifies, among other things:
i.    the LC Loans, or portion thereof, which are to be converted;
ii.    the Type of LC Loans into which such LC Loans, or portion thereof, are to be converted;
iii.    if such LC Loans are to be converted into LIBOR LC Loans, the initial Interest Period selected by Co-Borrowers for such LC Loans (which Interest Period shall be selected in accordance with Section 2.1.5(b));
iv.    the proposed date of the requested conversion (which shall be a Banking Day and otherwise in accordance with this Section 2.1.8); and
v.    if Base Rate LC Loans are to be converted to LIBOR LC Loans, a certification by Co-Borrowers that no Event of Default has occurred and is continuing.
Co-Borrowers shall so deliver each Notice of Conversion of LC Loan Type so as to provide at least the applicable Minimum Notice Period. Any Notice of Conversion of LC Loan Type may be modified or revoked by Co-Borrowers through the Banking Day prior to the applicable Minimum Notice Period, and shall thereafter be irrevocable. Each Notice of Conversion of LC Loan Type shall be delivered in the manner provided in Section 11.1. Administrative Agent shall promptly notify each Lender of the contents of each Notice of Conversion of LC Loan Type.
2.1.9    Prepayments.
(a)    Terms of All Prepayments.
i.    Upon the prepayment of any Loan (whether such prepayment is an Optional Prepayment or a Mandatory Prepayment), Co-Borrowers shall pay to Administrative Agent for the account of each Lender which made such Loan (A) all accrued interest to the date of such prepayment on the principal amount of such Loan prepaid, (B) all accrued fees to the date of such prepayment relating to the principal amount of such Loan being prepaid, (C) the applicable Call Premium determined for the prepayment date with respect to such Loan prepaid, if any, and (D) if such prepayment is the prepayment of a LIBOR LC Loan on a day other than the last day of an Interest Period for such LIBOR LC Loan, all Liquidation Costs incurred by each such Lender as a result of such prepayment (pursuant to the terms of Section 2.9).
ii.     (A) All Optional Prepayments shall be applied, on a pro rata basis, (x) to prepay outstanding Construction Loans, (y) to reduce the remaining payments of Term Loans required under Section 2.1.2(d) in such order as the Co-Borrowers may specify or, if no such order is specified by the Co-Borrowers, in direct order of maturity, or (z) to prepay outstanding LC Loans, in each case, together with (1) accrued but unpaid interest and the applicable Call Premium payable in connection with such prepayment and (2) amounts payable pursuant to Section 2.9 in connection with such prepayment, (B) except as otherwise specifically set forth herein (including in clause (c)(i) below), any Mandatory Prepayment shall be applied, on a pro rata basis, to prepay outstanding Construction Loans or to reduce the remaining payments of Term Loans required under Section 2.1.2(d) in inverse order of maturity, together with (x) accrued but unpaid interest and applicable Call Premium payable in connection with such prepayment and (y) amounts payable pursuant to Section 2.9 in connection with such prepayment and (C) subject to the foregoing clauses (A) and (B), any prepayment of LC Loans shall be applied first to any LC Loans that are Base Rate LC Loans and then to any LC Loans that are LIBOR LC Loans.
iii.    In the event of any Mandatory Prepayment made pursuant to Section 2.1.9(c)(i)(F) with the proceeds of any performance liquidated damages or with Loss Proceeds in accordance with Section 3.9 of the Depositary Agreement, each quarterly Target Debt Balance amount set forth on Exhibit I occurring on or after the date of such prepayment shall be reduced by the percentage that represents the ratio of (x) the amount prepaid pursuant to Section 2.1.9(c)(i)(F) or pursuant to the Depositary Agreement, as applicable divided by (y) the aggregate principal amount of the Construction Loans or Term Loans, as applicable, outstanding immediately prior to such prepayment. Within five Banking Days after any such prepayment, the Co-Borrowers shall deliver to Administrative Agent a proposed revised Exhibit I implementing the adjustment described by this Section, together with reasonably detailed supporting calculations therefor, which revised exhibit, once approved by the Required Lenders, shall be deemed to replace the existing Exhibit I for all purposes under this Agreement.
(b)    Optional Prepayments. Co-Borrowers may, at their option but subject to Section 2.9, upon five Banking Days’ written notice to Administrative Agent (which notice may state that it is conditioned upon the effectiveness of another credit facility or facilities or other agreement(s) providing the source of funds for such Optional Prepayment, in which case such notice may be revoked by Co-Borrowers by providing written notice to Administrative Agent at least one Banking Day prior to the proposed date of the Optional Prepayment if one or more of such conditions is not satisfied), prepay (A)(i) any Construction Loans in whole or from time to time in part in minimum amounts of $1,000,000 or an incremental multiple of $100,000 in excess thereof (provided that such minimum amounts shall not apply to a prepayment of all outstanding Construction Loans), (ii) any Term Loans in whole or from time to time in part in minimum amounts of $1,000,000 or an incremental multiple of $100,000 in excess thereof (provided that such minimum amounts shall not apply to a prepayment of all outstanding Term Loans) or (iii) any LC Loans in whole or from time to time in part in minimum amounts of $500,000 or an incremental multiple of $100,000 in excess thereof (provided that such minimum amounts shall not apply to a prepayment of all LC Loans) (each, an “Optional Prepayment”) plus (B) solely to the extent such Optional Prepayment occurs on or prior to the Call Premium Outside Date, the Call Premium determined for the prepayment date with respect to such Loan amount. Each such notice shall specify such prepayment date, the aggregate principal amount of the Loans to be prepaid on such prepayment date and the interest to be paid on such prepayment date with respect to such principal amount being prepaid, and, if applicable, shall be accompanied by a certificate of a Responsible Officer as to the estimated Call Premium due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation.
(c)    Mandatory Prepayments.
i.    Co-Borrowers shall prepay the Term Loans, LC Loans and LC Reimbursement Obligations as follows (each, a “Mandatory Prepayment”):
(A)    [reserved];
(B)    on each Quarterly Payment Date occurring on and after the last day of the first quarter after the Term Conversion Date, in an amount necessary to cause the outstanding principal amount of the Loans to equal the Target Debt Balance for such Quarterly Payment Date, which amount shall in no event exceed 100% of Excess Cash Flow remaining on deposit in the Revenue Account as of such Quarterly Payment Date (the “Target Debt Balance Excess Cash Flow Sweep”);
(C)    not later than five Banking Days following the receipt by any Borrower Party of the proceeds of any conveyance, sale, lease, transfer or other disposition of assets or property other than pursuant to Section 6.4(a) through (g) (each, a “Disposition”) exceeding $2,000,000, in the aggregate, the Co-Borrowers shall prepay the Loans and LC Reimbursement Obligations then outstanding (together with accrued and unpaid interest, accrued and unpaid fees and the applicable Call Premium on the Term Loans) in an amount equal to 100% of the Net Cash Proceeds in excess of $2,000,000 applicable to such Disposition; provided that, if the Co-Borrowers notify the Administrative Agent in writing of their intention to reinvest such Net Cash Proceeds in assets necessary or useful for the business of the Project (excluding, for the avoidance of doubt, assets that would be reflected as “current assets” on the balance sheet, which will be pledged as Collateral hereunder) pursuant to a transaction not prohibited under this Agreement, then the Co-Borrowers shall not be required to make such prepayment to the extent that such Net Cash Proceeds are so reinvested within 12 months following receipt thereof; provided, further that, to the extent such Net Cash Proceeds have not been so reinvested prior to the expiration of the foregoing 12-month period, the Co-Borrowers shall prepay the Loans and LC Reimbursement Obligations upon the expiration of such period in an amount equal to such Net Cash Proceeds; provided that such prepayment shall include the applicable Call Premium;
(D)    within five Banking Days of receipt thereof by any Borrower Party, the Co-Borrowers shall prepay the Loans and LC Reimbursement Obligations then outstanding (together with accrued and unpaid interest, accrued and unpaid fees and the applicable Call Premium on the Term Loans) in an amount equal to 100% of the cash proceeds from the incurrence or issuance received by any Borrower Party of any Debt other than Permitted Debt, net of all Taxes and reasonable and customary fees, underwriting discounts, commissions, costs and other expenses, in each case actually incurred by the applicable Co-Borrower in connection with such issuance or incurrence; provided that such prepayment shall include the applicable Call Premium;

(E)    within five Banking Days of receipt by any Borrower Party of the proceeds of any Project Document Claim, the Co-Borrowers shall prepay the Loans and LC Reimbursement Obligations then outstanding (together with accrued and unpaid interest and accrued and unpaid fees on such Loans and LC Reimbursement Obligations) in an aggregate amount equal to 100% of the Net Cash Proceeds of such Project Document Claim;
(F)    within five Banking Days of receipt by any Borrower Party of any (i)  Termination Payment or series of related Termination Payments exceeding $2,000,000, or (ii) any Project Document Termination Payment, the Co-Borrowers shall prepay the Loans and LC Reimbursement Obligations then outstanding (together with accrued and unpaid interest and accrued and unpaid fees on such Loans and LC Reimbursement Obligations) in an aggregate amount equal to 100% of the Net Cash Proceeds of such Termination Payment in excess of $2,000,000 or Project Document Termination Payment; provided, that, with respect to any Termination Payment (but, for the avoidance of doubt, not any Project Document Termination Payment) exceeding $2,000,000 received by the Co-Borrowers pursuant to and following the termination of any Permitted Commodity Hedge Agreement, if the Co-Borrowers notify the Administrative Agent in writing of their intention to enter into a replacement Permitted Commodity Hedge Agreement pursuant to a transaction not prohibited under this Agreement, the Co-Borrowers shall not be required to make such prepayment to the extent that such Net Cash Proceeds are actually used within 90 days from receipt of such Termination Payment to replace such terminated Permitted Commodity Hedge Agreement with a replacement agreement substantially similar to or on terms more economically favorable to the applicable Co-Borrower than the Permitted Commodity Hedge Agreement it replaces and substantially similar to or on more favorable non-economic terms (taken as a whole) than the Permitted Commodity Hedge Agreement it replaces; provided, further, that if the applicable Co-Borrower has not entered into such a replacement contract with respect to such Permitted Commodity Hedge Agreement within such 90-day period, the Co-Borrowers shall prepay the Loans and LC Reimbursement Obligations then outstanding in an aggregate amount equal to 100% of the Net Cash Proceeds of such Termination Payment in excess of $2,000,000;
(G)    as, when and to the extent contemplated by Sections 3.2(b)(iv)(C) and (D), 3.9(b)(ii), 3.9(b)(iii), 3.9(b)(v), 3.9(c)(ii) and 3.11(b)(i) of the Depositary Agreement or any other applicable provision of this Agreement or any other Credit Document; and
(H)    on the Term Conversion Date, the Co-Borrowers shall prepay the Term Loans then outstanding (together with accrued and unpaid interest, and accrued and unpaid fees on such Term Loans) in an amount equal to the lesser of (x) the amount necessary to cause the Debt to Capitalization Ratio on such date to equal 0.75:1.00 and (y) the aggregate amount then remaining on deposit in the Construction Account.
Each such prepayment (other than the prepayment referred to in clause (H) above) shall be applied, on a pro rata basis to (A) the outstanding Term Loans on a pro rata basis and in inverse order of maturity, together with accrued and unpaid interest payable in connection with such prepayment, and together with any applicable Call Premium in connection with such prepayment, and (B) to the outstanding LC Loans and LC Reimbursement Obligations, on a pro rata basis, in each case, together with any accrued but unpaid interest payable in connection with such reimbursement or prepayment and together with any Liquidation Costs in connection with such prepayment.
ii.    Co-Borrowers shall give Administrative Agent written notice of prepayment under Section 2.1.9(c)(i) not less than five Banking Days prior to such prepayment date. Each such notice shall specify such prepayment date, the aggregate principal amount of the Loans to be prepaid on such prepayment date and the interest to be paid on such prepayment date with respect to such principal amount being prepaid, and, if applicable, shall be accompanied by a certificate of a Responsible Officer as to the estimated Call Premium due in connection with such prepayment (calculated as if the date of such notice were the date of the prepayment), setting forth the details of such computation. The Administrative Agent will promptly notify each Lender of the contents of the Co-Borrowers’ prepayment notice and of such Lender’s pro rata share of the prepayment. Each Lender may reject all or a portion of its pro rata share of any Mandatory Prepayment (such declined amounts, the “Declined Proceeds”) of Term Loans required to be made pursuant to Section 2.1.9(c)(i)(C) or Section 2.1.9(c)(i)(D) by providing written notice (each, a “Rejection Notice”) to the Administrative Agent and the Co-Borrowers no later than 5:00 p.m. (New York City time) three Banking Days after the date of such Lender’s receipt of notice from the Administrative Agent regarding such prepayment. Each Rejection Notice from a given Lender shall specify the principal amount of the mandatory prepayment of Term Loans to be rejected by such Lender. If a Lender fails to deliver a Rejection Notice to the Administrative Agent within the time frame specified above or such Rejection Notice fails to specify the principal amount of the Term Loans to be rejected, any such failure will be deemed an acceptance of the total amount of such mandatory prepayment of Term Loans. Any Declined Proceeds shall be first offered to the applicable Lenders that have not submitted a Rejection Notice, and any remaining Declined Proceeds shall be offered to the lenders under the Second Lien Credit Documents, to be applied in accordance with the terms of the Second Lien Credit Documents.
2.1.10    Register. Administrative Agent, acting solely for this purpose as a non-fiduciary agent of Co-Borrowers, shall maintain, at its address referred to in Section 11.1, a register for the recordation of the names and addresses of the Lenders (including any Person that becomes a Lender in accordance with Section 9.13 of this Agreement), the Commitments and Loans (and stated interest) of each Lender from time to time and the name of each Lender which holds a Note (the “Register”). The Register shall be available for inspection by Co-Borrowers or any Lender at any reasonable time and from time to time upon reasonable prior written notice. Administrative Agent shall record in the Register (a) the Commitments and the Loans from time to time of each Lender, (b) the interest rates applicable to all Loans and the effective dates of all changes thereto, (c) the Interest Period for each LIBOR LC Loan, (d) the date and amount of any principal or interest due and payable or to become due and payable from Co-Borrowers to each Lender hereunder, (e) each repayment or prepayment in respect of the principal amount of the Loans of each Lender, (f) the amount of any sum received by Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof, and (g) such other information as Administrative Agent may determine is necessary for the administering of the Loans and this Agreement. Any such recording shall be conclusive and binding in the absence of manifest error; provided that neither the failure to make any such recordation, nor any error in such recordation, shall affect Co-Borrowers’ Obligations in respect of any applicable Loans or otherwise; and provided, further, that in the event of any inconsistency between the Register and any Lender’s records, the Register shall govern absent manifest error. This provision is intended to constitute a “book entry system” within the meaning of Treasury Regulations Section 5f.103-1(c)(1)(ii) and Proposed Treasury Regulations Section 1.163-5(b) (or, in each case, any amended or successor version) and shall be interpreted consistently with such intent.
2.1.11    Re-Borrowing. No Co-Borrower may re-borrow the principal amount of any Construction Loan or Term Loan repaid or prepaid. To the extent that any LC Commitment was reduced as a result of any issuance of LC Loan or any related Drawing Payment, such LC Commitment shall, so long as no Default or Event of Default shall have occurred and be continuing, be reinstated as a result of any repayment or prepayment of applicable LC Loans or Drawing Payment (other than a repayment of a Drawing Payment with the proceeds of LC Loans and any such repayment on the LC Maturity Date).
2.2    LC FACILITY.
2.2.1    LC Commitment and Issuance.
(a)    LC Commitment. Notwithstanding anything that may be construed to the contrary in this Agreement, the aggregate amount of all LC Commitments of all LC Participants shall not exceed the lesser of (i) $154,000,000 (or such greater amount (in no event exceeding $179,000,000) to the extent the total amount of LC Commitments is increased pursuant to, and in accordance with, Section 2.2.2 upon the terms and subject to the conditions set forth therein) and (ii) if such total amount is reduced by Co-Borrowers pursuant to Section 2.5.2(b) or as otherwise expressly provided for in this Agreement, such lower amount (such amount, as it may be increased or reduced from time to time in accordance with this Agreement, the “Total LC Commitment”).
(b)    LC Issuer Commitments. Notwithstanding anything that may be construed to the contrary in this Agreement, the aggregate amount of all LC Issuer Commitments of all LC Issuers shall not exceed the lesser of (i) $154,000,000 (or such greater amount (in no event exceeding $179,000,000) to the extent the total amount of LC Commitments is increased pursuant to, and in accordance with, Section 2.2.2 upon the terms and subject to the conditions set forth therein) and (ii) if such total amount is reduced by Co-Borrowers pursuant to Section 2.5.2(b) or Section 2.5.2(c) or as otherwise expressly provided for in this Agreement, such lower amount (such amount, as it may be increased or reduced from time to time in accordance with this Agreement, the “Total LC Issuer Commitment”).
(c)    Issuance of the Letters of Credit. Subject to the terms and conditions set forth herein, Co-Borrowers may request the issuance of one or more Letters of Credit for their own account, in each case in form and substance reasonably acceptable to the applicable LC Issuer and Co-Borrowers at any time and from time to time during the LC Availability Period. Letters of Credit may be issued solely in support of any Co-Borrower’s collateral posting obligations under any
Permitted Commodity Hedge Agreements; provided, however, that if any Incremental LC Commitments are obtained then Letters of Credit in an amount equal to such Incremental LC Commitments shall be issued solely in support of PowerCo’s collateral posting obligations in connection with a bid in the PJM Capacity Auction (and for no other purpose). It is understood that as of the Closing Date, the Stated Amount of each Letter of Credit described on Exhibit M shall be equal to the respective amount set forth on such Exhibit.
2.2.2    Incremental LC Commitments.
(a)    Co-Borrowers may at any time and from time to time during the LC Availability Period by written notice to the Administrative Agent (whereupon the Administrative Agent shall promptly deliver a copy to each of the Lenders and LC Issuers) (an “Incremental LC Commitment Request”) request the establishment of one or more increases in the amount of the LC Commitments (each, an “Incremental LC Commitment”) in an aggregate amount not exceeding $25,000,000.
(b)    Each Incremental LC Commitment Request from the Co-Borrowers shall specify (i) the requested Incremental LC Commitment amount, (ii) the date on which the Co-Borrowers propose that the applicable Incremental LC Commitment shall be effective (an “Incremental LC Commitment Date”), which shall be a date not less than five Banking Days after the date on which the Incremental LC Commitment Request is delivered to the Administrative Agent and (iii) the identity of the Acceptable Credit Provider providing such Incremental LC Commitment (the “Incremental LC Issuer”). Each Incremental LC Commitment Request delivered by Co-Borrowers pursuant to this clause (b) shall be irrevocable.
(c)    Incremental LC Commitments may be provided by any existing Lender or LC Issuer (but no existing Lender or LC Issuer will have any obligation to make or provide any Incremental LC Commitment, nor will the Co-Borrowers have any obligation to approach any existing Lender or LC Issuer to make or provide any Incremental LC Commitment) or by any other Acceptable Credit Provider that agrees to be bound as a Lender and an LC Issuer pursuant to a duly executed and delivered Increase and Joinder Agreement.
(d)    The effectiveness of any Incremental LC Commitment shall be subject to the satisfaction on the applicable Incremental LC Commitment Date of each of the following conditions:
i.    no Event of Default or Inchoate Default shall have occurred and be continuing or would exist after giving effect to such Incremental LC Commitment;
ii.    the representations and warranties made by a Co-Borrower in any of the Credit Documents shall be true and correct in all material respects (except for any representations and warranties qualified by materiality or Material Adverse Effect in which case such representations and warranties shall be true and correct in all respects) as if made on such Incremental LC Commitment Date, unless such representation or warranty expressly relates solely to an earlier date (in which case such representation or warranty shall be true and correct as of such earlier date);

iii.    if a Letter of Credit is being issued, extended or increased on such Incremental LC Commitment Date, the applicable LC Issuer and Administrative Agent shall have received a Notice of LC Activity as and when required by Section 2.2.4(a);
iv.    such Incremental LC Commitment shall be in an aggregate amount that is not less than $5,000,000 and shall be in increments of $1,000,000 in excess thereof (provided that such Incremental LC Commitment may be less than $5,000,000 if such amount represents all remaining availability under the limit set forth in Section 2.2.2(a));
v.    such Incremental LC Commitment shall be effected pursuant to an increase and joinder agreement substantially in the form of Exhibit C-4 (an “Increase and Joinder Agreement”), which Increase and Joinder Agreement may effect such amendments to this Agreement and the other Credit Documents as may be necessary or as may be appropriate, in the reasonable opinion of the Administrative Agent (as directed in writing by the Required Lenders), to effect the provisions of this Section 2.2.2, executed and delivered by the Co-Borrowers, each Incremental LC Issuer providing such Incremental LC Commitment, the Administrative Agent, the LC Issuers and the LC Participants;
vi.    the Co-Borrowers shall have delivered or caused to be delivered such legal opinions, authorization documents and other documents and instruments reasonably requested in connection with such Incremental LC Commitment by the Administrative Agent, the Incremental LC Issuer providing such Incremental LC Commitment or any Lender or LC Participant; and
vii.    such other conditions as the Co-Borrowers, each Incremental LC Issuer providing such Incremental LC Commitment, the Administrative Agent, the LC Issuers and the LC Participants shall agree.
(e)    On each Incremental LC Commitment Date, subject to the satisfaction of each of the foregoing terms and conditions, (i) the applicable Incremental LC Commitment shall be deemed for all purposes an LC Commitment, (ii) the Incremental LC Issuer providing such Incremental LC Commitment shall become an LC Issuer with respect to its Incremental LC Commitment and all matters relating thereto and all other matters under this Agreement, (iii) such Incremental LC Issuer shall have the rights and the obligations of an LC Issuer under this Agreement with respect to Letters of Credit to be issued by it thereafter and (iv) the Administrative Agent shall notify the Lenders and LC Issuers (including such Incremental LC Issuer) in writing of the effectiveness of such Incremental LC Commitment.
(f)    Except as expressly contemplated in this Section 2.2.2, the terms and provisions of the Incremental LC Commitments shall be identical to the existing LC Commitments.
2.2.3    [Reserved.]
2.2.4    Notice of Issuance of Letters of Credit, Amendment, Renewal, Extension; Certain Conditions.

(a)    To request the issuance of a Letter of Credit (or the amendment, renewal (other than an automatic renewal in accordance with clause (c) below), reinstatement or extension of an outstanding Letter of Credit), Co-Borrowers shall hand deliver or transmit by electronic communication to the applicable LC Issuer with an electronic copy thereof to the Administrative Agent (three Banking Days in advance of the requested date of issuance, amendment, renewal, reinstatement or extension or, with respect to any issuance, amendment, renewal or extension to take place on the Closing Date, one Banking Day in advance of the Closing Date) a Notice of LC Activity requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal, reinstatement or extension, the date on which such Letter of Credit is to expire, the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to issue, amend, renew, reinstate or extend such Letter of Credit. If requested by such LC Issuer, Co-Borrowers also shall submit a Letter of Credit application on such LC Issuer’s standard form in connection with any request for a Letter of Credit. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by any Co-Borrower to, or entered into by Co-Borrowers with, any LC Issuer relating to any Letter of Credit issued by such LC Issuer, the terms and conditions of this Agreement shall control.
(b)    A Letter of Credit shall be issued, amended, renewed or extended only if (and, upon issuance, amendment, renewal or extension of each Letter of Credit, Co-Borrowers shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension and/or any cancellations or the expiration of, or permanent reduction of the Stated Amount of, any Letter of Credit previously issued hereunder, the Total LC Exposure shall not exceed the Total LC Commitment or the Total LC Issuer Commitment.
(c)    Each Letter of Credit shall expire on or prior to the close of business on the expiration date stated therein, which shall be a date the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the LC Maturity Date; provided that each Letter of Credit shall provide for automatic renewal thereof through a date no later than the LC Maturity Date unless the applicable LC Issuer has notified the beneficiary no later than the 30th day prior to the expiration thereof that such Letter of Credit will not be extended; provided, however, that a LC Issuer may only provide such a notice of non-renewal if an Event of Default has occurred and is continuing or as required by the applicable LC Issuer’s internal policies or any Legal Requirement applicable to such LC Issuer.
2.2.5    Reimbursement of Drawing Payments; LC Loans; LC Disbursements and Withdrawals from LC Account. If any LC Issuer shall make a Drawing Payment under a Letter of Credit, Co-Borrowers shall reimburse such Drawing Payment by paying to such LC Issuer an amount equal to such Drawing Payment in Dollars, not later than 2:00 p.m., New York City time, on the Banking Day immediately following the date such LC Issuer makes such Drawing Payment; provided that, so long as no Event of Default pursuant to Section 7.1.1 or Section 7.1.2 (each a “Specified Event of Default”) has occurred and is continuing, (i) any Drawing Payment in respect of a Letter of Credit that is not reimbursed on the Banking Day immediately following the date of such LC Issuer making such Drawing Payment shall be deemed to be an irrevocable request by Co-Borrowers for a Borrowing in an aggregate amount equal to the amount of Co-Borrowers’ LC Reimbursement Obligation with respect to such Letter of Credit (such Borrowing, an “LC Loan”), and (ii) such LC Issuer shall make an LC Loan in the amount of the such Drawing Payment and such LC Reimbursement Obligation shall be discharged and replaced in its entirety by such resulting LC Loan. Such requested amount shall be reduced, if necessary, such that the Total LC Exposure does not exceed the amount of the Total LC Commitments, with the amount of such Drawing Payment that is not covered by LC Loans becoming due and payable on demand. With respect to any LC Reimbursement Obligation that is not financed with a LC Loan because a Specified Event of Default has occurred and is continuing, such LC Reimbursement Obligation shall be due and payable on demand (together with interest) to the applicable LC Issuer and shall bear interest as provided in Section 2.6.3. The LC Loans made pursuant to this Section 2.2.5(a) shall initially be Base Rate LC Loans. Co-Borrowers shall pay to Administrative Agent, for the account of each applicable Lender, the unpaid principal amount of such Lender’s LC Loans (if any) (i) from time to time as provided in the Depositary Agreement, and (ii) in any event no later than the LC Maturity Date. If Co-Borrowers shall fail to reimburse such Drawing Payment under a Letter of Credit (whether as a result of a Specified Event of Default or otherwise) in an amount sufficient to repay the applicable LC Issuer in full for the amount of Co-Borrowers’ LC Reimbursement Obligation related to such Letter of Credit or to the extent Co-Borrowers’ LC Reimbursement Obligation are discharged and replaced by a LC Loan resulting from a Drawing Payment, in each case, by 3:00 p.m., New York City time on the date of such Drawing Payment, then such LC Issuer shall notify the Administrative Agent and each LC Participant no later than 5:00 p.m., New York City time on such date (or the next Banking Day if such date is not a Banking Day) (unless such LC Participant is also the applicable LC Issuer) who has a participation interest in such Letter of Credit of the payment then due from Co-Borrowers or the amount of the LC Loan resulting from a Drawing Payment and, in the case of an LC Participant, such LC Participant’s Proportionate Share thereof. Not later than 2:00 pm following the date of receipt of such notice, each LC Participant (unless such LC Participant is also the applicable LC Issuer) who has an LC Commitment that relates to such Letter of Credit shall pay to Administrative Agent in Dollars its Proportionate Share of the payment then due from Co-Borrowers or the LC Loan resulting from a Drawing Payment, in the same manner as provided above, and Administrative Agent shall promptly, upon receipt of all required amounts, pay to such LC Issuer in Dollars, the amounts so received by it from the LC Participants. Promptly following receipt by Administrative Agent of any payment from Co-Borrowers pursuant to this Section 2.2.5(a), Administrative Agent shall distribute such payment to the applicable LC Issuer or, to the extent such LC Participants have made payments pursuant to this Section 2.2.5(a) to reimburse such LC Issuer, then to such LC Participants and such LC Issuer as their interests may appear.
2.2.6    Reimbursement Obligations Absolute. The obligation of Co-Borrowers to reimburse any Drawing Payment as provided in Section 2.2.5(a) shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (a) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (b) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (c) payment by the applicable LC Issuer under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, (d) any amendment or waiver of or any consent to departure from all or any terms of any of the Operative Documents, (e) the existence of any claim, setoff, defense or other right which Co-Borrowers may have at any time against the beneficiary of such Letter of Credit (or any Persons for whom such beneficiary may be acting), the applicable LC Issuer, Administrative Agent, any Lender or any other Person, whether in connection with this Agreement, the transactions contemplated hereby, by any other Operative Document or by any unrelated transaction, (f) any breach of contract or dispute among or between a Co-Borrower, an LC Issuer, Administrative Agent, any Lender or any other Person, (g) any non‑application or misapplication by the beneficiary of a Letter of Credit of the proceeds of any Drawing Payment or any other act or omission of such beneficiary in connection with such Letter of Credit, (h) any failure to preserve or protect any Collateral, any failure to perfect or preserve the perfection of any Lien thereon, or the release of any of the Collateral securing the performance or observance of the terms of this Agreement or any of the other Credit Documents, (i) the failure of any Lender to make a LC Loan as contemplated by Section 2.2.5(a), (j) an adverse change in the business, operations, properties, assets, condition (financial or otherwise) or prospects of a Co-Borrower, (k) a Default or Event of Default under this Agreement or (l) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section 2.2.6, constitute a legal or equitable discharge of, or provide a right of setoff against, a Co-Borrower’s obligations hereunder; provided that, in each case, payment by an LC Issuer shall not have constituted gross negligence or willful misconduct by such LC Issuer as determined by a court of competent jurisdiction in a final and non-appealable judgment. Neither Administrative Agent, the Lenders nor the applicable LC Issuer, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of an LC Issuer; provided that nothing contained herein shall be construed to excuse an LC Issuer from liability to Co-Borrowers to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by Co-Borrowers to the extent permitted by applicable law) suffered by Co-Borrowers that are determined by a court having jurisdiction to have been caused by (i) such LC Issuer’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof or (ii) such LC Issuer’s refusal to issue, renew or reinstate a Letter of Credit in accordance with the terms of this Agreement. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of an LC Issuer as determined by a court of competent jurisdiction in a final and non-appealable judgment, such LC Issuer shall be deemed to have exercised care in each such determination and each refusal to issue a Letter of Credit. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, an LC Issuer may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.
2.2.7    Disbursement Procedures. Each LC Issuer shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. Each LC Issuer shall promptly notify Co-Borrowers by telephone (confirmed by electronic transmission with a copy of such electronic transmission to the Administrative Agent) of such demand for payment and whether such LC Issuer has made or will make a Drawing Payment thereunder; provided that any failure to give or delay in giving such notice shall not relieve any Co-Borrower of its obligation to reimburse the applicable LC Issuer and the Lenders with respect to any such Drawing Payment.
2.2.8    Interim Interest. If an LC Issuer shall make any Drawing Payment, then, unless Co-Borrowers shall reimburse such Drawing Payment in full on the date such Drawing Payment is made, the unpaid amount thereof shall bear interest, for each day from and including the date such Drawing Payment is made to but excluding the date that Co-Borrowers reimburses such Drawing Payment (including in the case of a Drawing Payment under any Letter of Credit by discharging or financing such Drawing Payment by a LC Loan), at the rate per annum then applicable to Base Rate LC Loans; provided that if such Drawing Payment is not reimbursed by Co-Borrowers when due or discharged pursuant to Section 2.2.5, it shall bear interest as provided in Section 2.6.3. Interest accrued pursuant to this Section 2.2.8 shall be for the account of the applicable LC Issuer and/or applicable LC Participant, as the case may be.
2.2.9    LC Loan Interest. Co-Borrowers shall pay interest on the unpaid principal amount of each LC Loan from the date of the applicable Drawing Payment until the maturity or repayment thereof at the following rates per annum:
(a)    with respect to the principal portion of such LC Loan which is, and during such periods as such LC Loan is, a Base Rate LC Loan, at a rate per annum equal to the Base Rate (such rate to change from time to time as the Base Rate shall change) plus the applicable Rate Margin in respect of Base Rate LC Loans; and
(b)    with respect to the principal portion of such LC Loan which is, and during such periods as such LC Loan is, a LIBOR LC Loan, at a rate per annum during each Interest Period for such LIBOR LC Loan equal to the Adjusted LIBO Rate plus the applicable Rate Margin in respect of LIBOR LC Loans.
2.2.10    [Reserved].

2.2.11    Cash Collateralization. If any Event of Default shall occur and be continuing, on the third Banking Day following the date on which Co-Borrowers receives notice from Administrative Agent in accordance with Section 7.2 demanding the deposit of Cash Collateral pursuant to this paragraph, Co-Borrowers shall deposit in a cash collateral account to be established as a sub-account of the Prepayment Account (as defined in the Depositary Agreement) with the Depositary Agent, in the name of PowerCo and for the benefit of the LC Issuers, an amount in Dollars in cash equal to 102.5% of the Total LC Exposure of the LC Issuers as of such date plus any accrued and unpaid interest thereon; provided that, upon the occurrence and continuance of any Event of Default under Section 7.1.2 applicable to any Co-Borrower, the obligation to deposit such Cash Collateral shall become effective immediately, and such deposit shall become immediately due and payable in Dollars, without demand or other notice of any kind. Each such deposit pursuant to this paragraph shall be held by Collateral Agent for the benefit of the LC Issuers as collateral for the payment and performance of the obligations of Co-Borrowers under this Agreement. Collateral Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of (i) for so long as an Event of Default shall be continuing, Administrative Agent and (ii) at any other time, Co-Borrowers, in each case, in Permitted Investments and at the risk and expense of Co-Borrowers, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by Collateral Agent to reimburse each LC Issuer for Drawing Payments for which such LC Issuer has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of Co-Borrowers’ obligation to repay any LC Loans at such time or, if the maturity of the Construction Loans or Term Loans has been accelerated (but subject to the consent of Administrative Agent in accordance with Section 7.2), be applied to satisfy other obligations of Co-Borrowers under this Agreement. If any Co-Borrower is required to provide an amount of Cash Collateral hereunder as a result of the occurrence and continuance of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to such Co-Borrower within three Banking Days after all Events of Default have been cured or waived.
2.2.12    Reporting. Unless otherwise requested by Administrative Agent, each LC Issuer shall (a) provide to Administrative Agent copies of any notice received from any Co-Borrower pursuant to Section 2.2.4 no later than the next Banking Day after receipt thereof and (b) report in writing to Administrative Agent (who shall in turn promptly provide notice of same to all Lenders) (i) on or prior to each Banking Day on which such LC Issuer expects to issue, amend, renew or extend any Letter of Credit, the date of such issuance, amendment, renewal or extension, and the aggregate face amount of the Letters of Credit to be issued, amended, renewed or extended by it and outstanding after giving effect to such issuance, amendment, renewal or extension occurred (and whether the amount thereof changed), and such LC Issuer shall be permitted to issue, amend, renew or extend such Letter of Credit if Administrative Agent (at the direction of the Required Lenders) shall not have advised such LC Issuer that such issuance, amendment renewal or extension would not be in conformity with the requirements of this Agreement, (ii) on each Banking Day on which such LC Issuer makes any Drawing Payment, the date of such Drawing Payment and the amount of such Drawing Payment and (iii) on any other Banking Day, such other information as Administrative Agent shall reasonably request, including but not limited to prompt verification of such information as may be requested by Administrative Agent; provided that any failure by any LC Issuer to comply with the reporting requirements of this Section 2.2.12 shall not affect any rights of such LC Issuer under the Credit Documents so long as such failure does not increase any cost or liability of any Co-Borrower under the Credit Documents.
2.2.13    Replacement of an LC Issuer. An LC Issuer may be replaced at any time with an Acceptable Credit Provider only (i) by written agreement among Co-Borrowers, Administrative Agent, the replaced LC Issuer and the successor LC Issuer or (ii) by written agreement among Co-Borrowers, Administrative Agent, and the successor LC Issuer following a default by the replaced LC Issuer in respect of its obligations under this Agreement or failure of such LC Issuer to satisfy the definition of an Acceptable Credit Provider or, if such LC Issuer is providing a Letter of Credit pursuant to the requirements of any Permit or Major Project Document, failure of such LC Issuer to satisfy the requirements of the applicable beneficiary of such Letter of Credit. Administrative Agent shall notify the Lenders and LC Participants in writing of any such replacement of an LC Issuer. At the time any such replacement shall become effective, Co-Borrowers shall pay all unpaid fees and LC Reimbursement Obligations, if any, accrued for the account of the replaced LC Issuer pursuant to Section 2.4. From and after the effective date of any such replacement, (a) the successor LC Issuer shall have all the rights and obligations of the replaced LC Issuer under this Agreement with respect to Letters of Credit to be issued thereafter and (b) references herein to the term “LC Issuer” shall be deemed to refer to such successor or to any previous applicable LC Issuer, or to such successor and all previous applicable LC Issuers, as the context shall require. After the replacement of any LC Issuer hereunder, the replaced LC Issuer shall remain a party hereto and shall continue to have all the rights and obligations of such LC Issuer under this Agreement with respect to any Letter of Credit issued by it prior to such replacement (and any LC Reimbursement Obligation or LC Loan with respect thereto) but shall not be required to issue any additional Letter of Credit.
2.2.14    LC Participations.
(a)    LC Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of any LC Issuer or any Lender, each LC Issuer hereby grants to each applicable LC Participant, and each applicable LC Participant hereby acquires from such LC Issuer, a participation in such Letter of Credit equal to such LC Participant’s Proportionate Share of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each LC Participant hereby absolutely and unconditionally agrees to pay to the applicable LC Issuer in Dollars, such LC Participant’s Proportionate Share of each Drawing Payment relating to the Letter of Credit to which its LC Commitment is in respect of made by such LC Issuer not reimbursed by Co-Borrowers on the date due as provided in Section 2.2.5(a), or of any reimbursement payment required to be refunded to Co-Borrowers for any reason. Each LC Participant acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of a Letter of Credit pursuant to the terms of this Agreement is absolute and unconditional and shall not be affected by any circumstance whatsoever (other than circumstances arising from the gross negligence or willful misconduct of the applicable LC Issuer as determined by a court of competent jurisdiction in a final and non-appealable judgment), including any amendment, renewal or extension of a Letter of Credit or the occurrence and continuation of a Default or reduction or termination of the applicable LC Commitments, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. If any LC Participant defaults or fails to fulfill any of its obligations herein, no Default or Event of Default shall arise solely as a result of such default or failure and the default or failure of such LC Participant shall give rise to a claim for damages as between the applicable LC Issuer and the applicable LC Participant.
(b)    Notwithstanding anything to the contrary herein, (i) the existence of any LC Participant shall not alter any LC Issuer’s obligations hereunder, (ii) each LC Issuer shall remain responsible to Co-Borrowers for the performance of its obligations as if there were no LC Participants and (iii) a default or failure of any LC Participant to fulfill any of its obligations herein shall not be an excuse for any LC Issuer not to issue, amend, renew, reinstate or extend any Letter of Credit pursuant to Section 2.2.4 and subject to Section 3.4 as if there were no LC Participants nor shall such default or failure be an excuse for any LC Issuer not to make a LC Loan for the full amount of a Drawing Payment under any Letter of Credit.
2.3    FEES.
2.3.1    Agents’ Fees. Co-Borrowers shall pay to each applicable Agent for the account of such Agent, the fees payable to such Agent set forth in the applicable Agency Fee Letter.
2.3.2    Commitment Fees.
(a)     On each Quarterly Payment Date, Co-Borrowers shall pay to Administrative Agent, for the benefit of the Construction Lenders (other than any Defaulting Lender), accruing during the Payment Period ending on the day prior to such Quarterly Payment Date, a commitment fee (a “Construction Loan Commitment Fee”) for such Payment Period equal to the product of (1) the sum of the daily average Unutilized Construction Loan Commitment of each Construction Lender (other than any Defaulting Lender) for such Payment Period multiplied by (2) a fraction, the numerator of which is the actual number of days in that Payment Period and the denominator of which is 360 multiplied by (3) 1.50%.
(b)     On each Quarterly Payment Date, Co-Borrowers shall pay to Administrative Agent, for the benefit of the LC Participants (other than any Defaulting Lender), a commitment fee (a “LC Commitment Fee”) for the Payment Period ending on the day prior to such Quarterly Payment Date equal to the product of (1) the sum of the daily average Unutilized LC Commitment of each LC Participant (other than any Defaulting Lender) for such Payment Period multiplied by

(2) a fraction, the numerator of which is the actual number of days in that Payment Period and the denominator of which is 360 multiplied by (3) 1.50%.
(c)     Commitment Fees in respect of each of the LC Facility or the Construction Facility, as applicable, shall cease to accrue for a Lender on the date on which the last of the Commitments of such Lender under such facility shall terminate or be terminated.
2.4    LC FEES. On each Quarterly Payment Date, Co-Borrowers shall pay to Administrative Agent, (a) for the benefit of the LC Participants (other than any Defaulting Lender), accruing during the Payment Period ending on the day prior to such Quarterly Payment Date, a letter of credit participation fee (the “LC Participation Fee”) for such Payment Period equal to the product of (1) the sum of the daily average Stated Amount of the Letters of Credit for such Payment Period multiplied by (2) a fraction, the numerator of which is the actual number of days in that Payment Period and the denominator of which is 360 multiplied by (3) 3.50%, and (b) for the benefit of each LC Issuer, accruing during the Payment Period ending on the day prior to such Quarterly Payment Date, a fronting fee the (“LC Fronting Fee”) for such Payment Period equal to a product of (1) the sum of the daily average Stated Amount of the Letters of Credit issued by such LC Issuer for such Payment Period multiplied by (2) a fraction, the numerator of which is the actual number of days in that Payment Period and the denominator of which is 360 multiplied by (3) 0.20%.
2.5    TOTAL COMMITMENTS.
2.5.1    Loan Commitment Amounts.
(a)    Total Construction Loan Commitment. Notwithstanding anything that may be construed to the contrary in this Agreement, the aggregate principal amount of all Construction Loans made by the Lenders shall not exceed the lesser of (i) $445,000,000 and (ii) if such total amount is reduced by Co-Borrowers pursuant to Section 2.5.2, such lower amount (such amount, as it may be reduced from time to time, the “Total Construction Loan Commitment”).
(b)    Total Term Loan Commitment. Notwithstanding anything that may be construed to the contrary in this Agreement, the aggregate principal amount of all Term Loans outstanding at any time shall not exceed the aggregate amount of Construction Loans outstanding as of the Term Conversion Date (including, for the avoidance of doubt, the amount of any Construction Loans made on such date) (such maximum amount, the “Total Term Loan Commitment”).
(c)    Letter of Credit Commitments. The Stated Amount of existing Letters of Credit shall not exceed at any time the Total LC Commitment or the Total LC Issuer Commitment.
2.5.2    Reductions and Cancellations.
(a)    Co-Borrowers may at any time and from time to time by providing written notice to the Administrative Agent not less than the Minimum Notice Period permanently reduce (without premium or penalty) the Construction Loan Commitment, by an amount of $1,000,000 or an integral multiple of $500,000 in excess thereof (or, if less, the remaining Construction Loan

Commitment) or cancel (without premium or penalty) in its entirety the Total Construction Loan Commitment, subject to the provisions of Section 2.5.2(c). Co-Borrowers may not reduce or cancel the Total Construction Loan Commitment if, after giving effect to such reduction or cancellation, (i) the aggregate principal amount of all Construction Loans then outstanding would exceed the Total Construction Loan Commitment, (ii) the Available Construction Funds would not equal or exceed the aggregate unpaid amount required to cause the Completion Date to occur by the Date Certain and to pay (x) the Remaining Costs and (y) any anticipated Liquidation Costs and Call Premium arising from any prepayment related to such reduction or cancellation (as verified by the Independent Engineer), or (iii) such reduction or cancellation (including any corresponding required reduction or cancellation of the Second Lien Loan Commitments pursuant to Section 2.5.2(c)) could reasonably be expected to cause a Default, an Event of Default or result in the Co-Borrowers being unable to make the certifications set forth in Section 3.2.6. Once reduced or canceled, the Total Construction Loan Commitment may not be increased or reinstated.
(b)    Co-Borrowers may at any time and from time to time permanently reduce, or cancel in its entirety the Total LC Commitment or terminate or cancel any Letter of Credit without premium or penalty; provided that (A) each such reduction or cancellation of the Total LC Commitment shall be in an amount that is an integral multiple of $500,000 and not less than $1,000,000 (or, if less, the remaining amount of the Total LC Commitment), (B) Co-Borrowers shall not voluntarily terminate or reduce the Total LC Commitment if, after giving effect to any concurrent prepayment of LC Loans or termination and cancellation of any Letter of Credit in accordance with this Section 2.5.2, the Total LC Exposure would exceed the Total LC Commitment, (C) Co-Borrowers shall not voluntarily terminate or reduce the Total LC Commitment if such reduction or cancellation would cause Co-Borrowers to fail to satisfy their credit support obligations under the Permitted Commodity Hedge Agreements, and (D) Co-Borrowers shall not voluntarily terminate or reduce the Total LC Commitment if, after giving effect thereto, a Default or Event of Default would occur. In the event Co-Borrowers permanently reduce or cancel all or a part of the Total LC Commitment, there shall be a permanent reduction or cancellation of the Total LC Issuer Commitment on a dollar-for-dollar basis. Without limiting the foregoing, Co-Borrowers shall not reduce or cancel all or any portion of the Total LC Issuer Commitment without a corresponding reduction or cancellation of the Total LC Commitment.
(c)    Co-Borrowers shall notify Administrative Agent in writing of any election to terminate or reduce Commitments at least three Banking Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any such notice, Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by Co-Borrowers pursuant to this clause (c) shall be irrevocable; provided that a notice of termination of Commitments delivered by Co-Borrowers may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by Co-Borrowers (by written notice to Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Each reduction of Commitments pursuant to this Section 2.5.2 shall be made ratably among the Commitments of the Lenders participating in the applicable Facility in accordance with their respective Proportionate Shares. In addition, the Second Lien Loan Commitments shall be ratably reduced upon each reduction of the Construction Loan Commitment pursuant to this Section 2.5.2.

2.6    OTHER PAYMENT TERMS.
2.6.1    Place and Manner. Co-Borrowers shall make all payments due to any Lender, any LC Issuer or Administrative Agent hereunder free and clear and without setoff or counterclaim of any kind to Administrative Agent, for the account of such Lender, such LC Issuer or Administrative Agent (as the case may be), to the account of the Administrative Agent as identified to the Co-Borrowers from time to time (except for payments required to be made directly to an LC Issuer in accordance with Section 2.2.5(a) hereof which shall be paid to the account of such LC Issuer by the Co-Borrowers), in Dollars and in immediately available funds not later than 12:00 noon on the date on which such payment is due (or such other time as provided in this Agreement). Any payment made after such time on any day shall be deemed received on the Banking Day after such payment is received. Administrative Agent shall, upon receipt of all required funds promptly disburse to each Lender or each LC Issuer (as the case may be) each such payment received by Administrative Agent for such Lender or such LC Issuer (as the case may be).
2.6.2    Date. Whenever any payment due hereunder shall fall due on a day other than a Banking Day, such payment shall be made on the next succeeding Banking Day, and such extension of time shall be included in the computation of interest or fees, as the case may be, without duplication of any interest or fees so paid in the next subsequent calculation of interest or fees payable.
2.6.3    Default Interest. Notwithstanding anything to the contrary herein, upon the occurrence and during the continuation of any Event of Default, the outstanding principal amount of all overdue Loans and LC Reimbursement Obligations (without duplication) and, to the extent permitted by applicable Legal Requirements, any Call Premium and accrued and overdue but unpaid interest payments thereon and any accrued and overdue but unpaid fees, and other overdue amounts hereunder, shall thereafter bear interest (including post-petition interest in any proceeding under applicable Bankruptcy Laws) payable upon demand, and the LC Participation Fees shall be increased, at a rate that is (a) 2% per annum in excess of the interest rate or LC Participation Fees, as applicable, then otherwise payable under this Agreement with respect to the applicable Loans and Letters of Credit, or (b) in the case of any such fees and other amounts, at a rate that is 2% per annum in excess of the interest rate then otherwise payable under this Agreement for Base Rate LC Loans (the “Default Rate”); provided that, in the case of LIBOR LC Loans, upon the expiration of the Interest Period in effect at the time any such increase in interest rate is effective, such LIBOR LC Loans shall thereupon become Base Rate LC Loans and shall thereafter bear interest payable upon demand at a rate that is 2% per annum in excess of the interest rate then otherwise payable under this Agreement for Base Rate LC Loans (it being understood that from and after the date on which all continuing Events of Default have been cured or waived pursuant to Section 9.9, the Default Rate shall no longer apply).
2.6.4    Net of Taxes, Etc.

(a)    Taxes. Any and all payments to or for the benefit of a Credit Party by or on behalf of any Co-Borrower hereunder or under any other Credit Document shall be made free and clear of and without deduction or withholding, setoff or counterclaim of any kind whatsoever of any present or future taxes, levies, imposts, deductions, charges or withholdings, and all interest, penalties, or other liabilities with respect thereto ((A) excluding net income, franchise and branch profits taxes (which exclusions include taxes imposed on or measured by the net income, net profits or, in the absence of an applicable Change of Law, capital of such Credit Party, or, in each case, alternative minimum taxes or taxes imposed in lieu of such taxes) imposed by any jurisdiction or any political subdivision or taxing authority thereof or therein as a result of a present or former connection between such Credit Party and such jurisdiction or political subdivision, unless such connection results solely from such Credit Party’s executing, delivering or performing its obligations or receiving a payment under, or enforcing, this Agreement or any Note or other Credit Document, (B) excluding any U.S. federal withholding tax (i) that is in effect and would apply to amounts payable hereunder to such Credit Party at the time such Credit Party becomes a party to this Agreement (or such Credit Party designates a new lending office) (other than pursuant to an assignment request by any Co-Borrower under Section 2.10.2) except to the extent that such Credit Party (or its assignor, if any) was entitled, at the time of the designation of a new lending office (or assignment) to receive additional amounts from any Co-Borrower with respect to such withholding tax pursuant to this Section 2.6.4(a) or (ii) that is attributable to a Credit Party’s failure to comply with Section 2.6.4(f) or Section 2.6.5, (C) excluding any withholding taxes imposed under FATCA and U.S. backup withholding taxes and (D) excluding any interest or penalties imposed upon amounts described in (A), (B) or (C) above) (all such non‑excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”) unless required by applicable law. If any Taxes are required to be deducted or withheld from or in respect of any sum payable by or on behalf of any Co-Borrower hereunder or under any other Credit Document to any Credit Party, (i) the sum payable shall be increased as may be necessary so that after all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.6.4), such Credit Party receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) such Co-Borrower shall make (or cause to be made) such deductions or withholdings, and (iii) such Co-Borrower shall pay (or cause to be paid) the full amount deducted or withheld to the relevant taxation authority or other authority in accordance with applicable Legal Requirements. In addition, each Co-Borrower agrees to timely pay to the relevant Governmental Authority any Other Taxes.
(b)    Tax Indemnity. The Co-Borrowers shall indemnify each Credit Party for and hold it harmless against the full amount of Taxes and Other Taxes (including any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.6.4) payable or paid by any Credit Party or its Affiliate, or any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally asserted by the relevant Governmental Authority; provided that no Co-Borrower shall be obligated to indemnify any Credit Party for any penalties, interest or expenses relating to Taxes or Other Taxes arising from such Credit Party’s gross negligence or willful misconduct. Each Credit Party agrees to give written notice to Co-Borrowers of the assertion of any claim against such Credit Party relating to such Taxes or Other Taxes as promptly as is practicable after being notified of such assertion, and in no event later than 180 days after the principal officer of such Credit Party responsible for administering this Agreement obtains knowledge thereof; provided that any Credit Party’s failure to notify Co-Borrowers of such assertion within such 180 day-period shall not relieve any Co-Borrower of its obligation under this Section 2.6.4(b) with respect to Taxes or Other Taxes, regardless of when they arise, and shall not relieve such Co-Borrower of its obligation under this Section 2.6.4(b) with respect to penalties, interest or expenses relating to such Taxes or Other Taxes and arising prior to the end of such period (unless and to the extent the Co-Borrower is adversely impacted by such failure), but shall relieve such Co-Borrower of its obligations under this Section 2.6.4(b) with respect to penalties, interest or expenses relating to such Taxes or Other Taxes and incurred between the end of such period and such time as such Co-Borrower receives notice from such Credit Party as provided herein. Payments by Co-Borrowers pursuant to this indemnification shall be made within 45 days from the date such Credit Party makes written demand therefor (submitted through Administrative Agent), which demand shall be accompanied by a certificate describing in reasonable detail the basis thereof. Each of the Collateral Agent and the Depositary Agent shall be an express third party beneficiary of this Section 2.6.4(b).
(c)    Notice. Within 45 days, after the date of any payment of taxes, Taxes or Other Taxes by or on behalf of any Co-Borrower pursuant to this Section 2.6.4, such Co-Borrower shall furnish to Administrative Agent, at its address referred to in Section 11.1, the original or a certified copy of a receipt evidencing payment thereof or, if such receipt is not obtainable, other evidence of such payment reasonably satisfactory to Administrative Agent.
(d)    Survival of Obligations. The obligations of each Co-Borrower and each Credit Party under this Section 2.6.4 shall survive the termination of this Agreement and the repayment of Co-Borrowers’ Obligations.
(e)    Refunds. If any Credit Party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section (including by the payment of additional amounts pursuant to this Section), it shall pay to the applicable Co-Borrower an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such Co-Borrower, upon the request of such Credit Party, shall repay to such Credit Party the amount paid over pursuant to this paragraph (e) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such Credit Party is later required to repay, such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (e), in no event will the Credit Party be required to pay any amount to a Co-Borrower pursuant to this paragraph (e) the payment of which would place the Credit Party in a less favorable net after-Tax position than the Credit Party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any Credit Party to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Co-Borrower or any other Person. For purposes of this Section 2.6.4(e), the term “refund” shall include any credits received in lieu of a refund.

(f)    FATCA. If a payment made to a Lender or an LC Issuer under any Credit Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender or such LC Issuer were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender or such LC Issuer shall deliver to each Co-Borrower and Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by such Co-Borrower or Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by such Co-Borrower or Administrative Agent as may be necessary for such Co-Borrower and Administrative Agent to comply with their obligations under FATCA and to determine that such Lender or such LC Issuer has complied with such Lender’s or such LC Issuer’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this Section 2.6.4(f), “FATCA” shall include any amendments made to FATCA after the Closing Date.
2.6.5    Withholding Exemption Certificates. Each Lender upon becoming a Lender and each LC Issuer upon becoming an LC Issuer agree that they will deliver to Administrative Agent and Co-Borrowers either (a) if such Lender or such LC Issuer is a United States person (as such term is defined in Section 7701(a)(30) of the Code), an executed copy of a United States Internal Revenue Service Form W‑9, or (b) if such Lender or such LC Issuer is not a United States person (as such term is defined in Section 7701(a)(30) of the Code), two duly completed copies of United States Internal Revenue Service Form W‑8BEN or W-8BEN-E, W-8EXP, W‑8ECI or W-8IMY or successor applicable form, as the case may be (certifying therein an entitlement to an exemption from or reduction in, United States withholding taxes) plus, in the case of a Lender or an LC Issuer using the so-called “portfolio interest exemption,” a duly completed and executed non-bank certificate in the form of Exhibit J, if applicable (a “U.S. Tax Compliance Certificate”). Each Lender or each LC Issuer which delivers to Co-Borrowers and Administrative Agent a Form W-9, W‑8BEN or W-8BEN-E, W-8EXP, W‑8ECI or W-8IMY and a U.S. Tax Compliance Certificate, as the case may be, pursuant to the preceding sentence further undertakes to deliver to Co-Borrowers and Administrative Agent further copies of the Form W-9, W‑8BEN or W-8BEN-E, W-8EXP, W‑8ECI or W-8IMY, or successor applicable forms, or other manner of certification or procedure, and a U.S. Tax Compliance Certificate, as the case may be, on or before the date that any such form or certificate expires or becomes obsolete or within a reasonable time after gaining knowledge of the occurrence of any event requiring a change in the most recent forms previously delivered by it, and such extensions or renewals thereof as may reasonably be requested by any Co-Borrower or Administrative Agent, certifying in the case of a Form W-9, W‑8BEN or W-8BEN-E, W-8EXP, W‑8ECI or W-8IMY and a U.S. Tax Compliance Certificate, as the case may be, that such Lender or such LC Issuer is entitled to receive payments under this Agreement without deduction or withholding of any United States federal income taxes, or at a reduced rate, unless in any such cases any change in treaty, law, regulation or the circumstance of any Borrower Party or Affiliate of any Borrower Party (other than an Affiliate that is a Credit Party) or any designation of a new lending office or assignment described in the exception contained in clause (B) of Section 2.6.4(a) has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms or certificates inapplicable or which would prevent a Lender or an LC Issuer from duly completing and delivering any such form or certificate with respect to it and such Lender or such LC Issuer advises such Co-Borrower that it is not capable of receiving payments without any deduction or withholding of United States federal income tax or at a reduced rate. For the avoidance of doubt, however, no Co-Borrower shall be obligated to pay any additional amounts in respect of United States federal income tax pursuant to Section 2.6.4 (or make an indemnification payment pursuant to Section 2.6.4) to any Lender or any LC Issuer (including any entity to which any Lender or any LC Issuer sells, assigns, grants a participation in, or otherwise transfers its rights under this Agreement) if the obligation to pay such additional amounts (or such indemnification) would not have arisen but for a failure of such Lender or such LC Issuer to comply with its obligations under this Section 2.6.5 to the extent it was legally able to do so. Notwithstanding any other provision of this Section 2.6.5, no Person shall be required to deliver any form pursuant to this Section 2.6.5 that such Person is not legally able to deliver.
2.6.6    [Reserved.]
2.6.7    Defaulting Lender Provisions. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply to the extent permitted by applicable law for so long as such Lender is a Defaulting Lender:
(a)    Fees shall cease to accrue on the unused portion of the Commitment of such Defaulting Lender pursuant to Sections 2.3 and Section 2.4 for any period during which such Lender is a Defaulting Lender (without prejudice to the rights of the Lenders other than Defaulting Lenders in respect of such fees).
(b)    Each Defaulting Lender shall be entitled to receive LC Participation Fees for any period during which such Lender is a Defaulting Lender only to the extent allocable to its Proportionate Share of the aggregate amount available to be drawn under the Letters of Credit for which it has provided Cash Collateral.
(c)    With respect to any Commitment Fee or LC Participation Fee not required to be paid to any Defaulting Lender pursuant to clause (a) or (b) above, Co-Borrowers shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in Total LC Exposure that has been reallocated to such Non-Defaulting Lender pursuant to Section 2.6.7(f) below, (y) pay to the applicable LC Issuer the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such LC Participant’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(d)    Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 9.9 and the definition of “Required Lenders”.
(e)    Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 7.2 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 2.6 shall be applied at such time or times as may be determined by the Administrative Agent as follows: (i) first, to the payment of any amounts owing by such Defaulting Lender to the Agents under the Credit Documents; (ii) second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any LC Issuer; (iii) third, to Cash Collateralize each LC Issuer’s Fronting Exposure with respect to such Defaulting Lender; (iv) fourth, as Co-Borrowers may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; (v) fifth, if so determined by the Administrative Agent and Co-Borrowers, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize each LC Issuer’s future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement; (vi) sixth, to the payment of any amounts owing to the Lenders or the LC Issuers as a result of any judgment of a court of competent jurisdiction obtained by any Lender or any LC Issuer against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; (vii) seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to Co-Borrowers as a result of any then final and non-appealable judgment of a court of competent jurisdiction obtained by Co-Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and (viii) eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction (provided that, with respect to this clause (viii), if such payment is a prepayment of the principal amount of any Loans in respect of which a Defaulting Lender has funded its participation obligations, such payment shall be applied solely to prepay the Loans of all Non-Defaulting Lenders pro rata prior to being applied to the prepayment of any Loans owed to such Defaulting Lender). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.6.7 shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.
(f)    All or any part of such Defaulting Lender’s participation in Total LC Exposure shall be reallocated among the Non-Defaulting Lenders of the same Class as such Defaulting Lender in accordance with their respective Proportionate Shares (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that such reallocation does not cause the aggregate LC Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s LC Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased LC Exposure following such reallocation.

(g)    If Administrative Agent and each LC Issuer agree in writing that a Lender is no longer a Defaulting Lender, Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with the Commitments under the applicable Facility (without giving effect to Section 2.6.7(f)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of Co-Borrowers while that Lender was a Defaulting Lender; provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.
(h)    So long as any Lender is a Defaulting Lender, the LC Issuers shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.
2.7    PRO RATA TREATMENT.
2.7.1    Borrowings, Commitment Reductions, Etc. Except as otherwise provided herein, (a) each Borrowing consisting of Construction Loans or Term Loans and each reduction of the Total Construction Loan Commitment, Total Term Loan Commitment and Total LC Commitment shall be made or allocated among the Lenders pro rata according to their respective Proportionate Shares of such Loans or Commitments, as the case may be, (b) each payment of principal of and interest on Construction Loans, Term Loans or LC Loans (including any Call Premium) shall be made or shared among the Lenders holding such Loans pro rata according to their respective unpaid principal amounts of such Loans held by such Lenders, (c) each payment of Commitment Fees shall be shared among the Lenders pro rata according to (i) their respective Proportionate Shares of the Commitments held by such Lenders to which such fees apply and (ii) in respect of each Lender which becomes a party to this Agreement hereunder after the Closing Date, the date upon which such Lender so became a party hereunder and (d) each payment of LC Participation Fees shall be made or shared among the Lenders holding LC Commitments pro rata according to their respective Proportionate Shares of the LC Commitments held by such Lenders to which such fees apply.
2.7.2    Sharing of Payments, Etc. If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of its Loans resulting in such Lender receiving payment in excess of its pro rata share of the aggregate payments obtained by the Lenders in respect of the Loans, then such Lender shall forthwith purchase from the other Lenders such participations in the Loans as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided that (a) if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from such Lender shall be rescinded and each other Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such other Lender’s Proportionate Share of the applicable Facility (according to the proportion of (i) the amount of such other Lender’s required repayment to (ii) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered and (b) the provisions of this paragraph shall not be construed to apply to (i) any payment made by Co-Borrowers pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (ii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans to any assignee or participant, other than to any Co-Borrower or any Affiliate thereof (as to which the provisions of this paragraph shall apply). Each Co-Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.7.2 may, to the fullest extent permitted by law, exercise all its rights of payment (including the right of setoff) with respect to such participation as fully as if such Lender was the direct creditor of Co-Borrowers in the amount of such participation.
2.8    CHANGE OF CIRCUMSTANCES.
2.8.1    Inability to Determine Rates. If, in connection with any request for a LIBOR LC Loan or a conversion to or continuation thereof, (a) the Administrative Agent determines that (i) Dollar deposits are not being offered to banks in the London interbank Eurodollar market for the applicable amount and Interest Period of such LIBOR LC Loan, or (ii) adequate and reasonable means do not exist for determining the LIBO Rate for any requested Interest Period with respect to a proposed LIBOR LC Loan or in connection with an existing or proposed Base Rate LC Loan (in each case, “Impacted Loans”), or (b) the Administrative Agent or any LC Issuer or any LC Participant determines in its reasonable discretion that for any reason the LIBO Rate for any requested Interest Period with respect to a proposed LIBOR LC Loan does not adequately and fairly reflect the cost to such LC Issuer or such LC Participant of funding such LIBOR LC Loan, the Administrative Agent will promptly so notify Co-Borrowers, the LC Issuers and the LC Participants. Thereafter, (x) the obligation of the LC Issuers or LC Participants, as applicable, to make or maintain LIBOR LC Loans shall be suspended (to the extent of the affected LIBOR LC Loans or Interest Periods) and (y) in the event of a determination described in the preceding sentence with respect to the LIBO Rate component of the Base Rate, the utilization of the LIBO Rate component in determining the Base Rate shall be suspended, in each case until the Administrative Agent upon the instruction of the applicable LC Issuer or the applicable LC Participant, as the case may be, revokes such notice. Upon receipt of such notice, Co-Borrowers may revoke any pending request for a borrowing of, conversion to or continuation of LIBOR LC Loans (to the extent of the affected LIBOR LC Loans or Interest Periods)

or, failing that, will be deemed to have converted such request into a request for Base Rate LC Loans in the amount specified therein.
Notwithstanding the foregoing, if the Administrative Agent has made the determination described in clause (a) above, the Administrative Agent, in consultation with Co-Borrowers, the LC Issuers and the LC Participants, may establish an alternative interest rate for the Impacted Loans, in which case, such alternative rate of interest shall apply with respect to the Impacted Loans until (1) the Administrative Agent revokes the notice delivered with respect to the Impacted Loans under clause (a) above, (2) the Administrative Agent notifies or any LC Issuer or any LC Participant notifies the Administrative Agent and Co-Borrowers that such alternative interest rate does not adequately and fairly reflect the cost to the LC Issuer of funding the Impacted Loans or (3) any LC Issuer determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such LC Issuer or any LC Participant or its lending office to make, maintain or fund Loans whose interest is determined by reference to such alternative rate of interest or to determine or charge interest rates based upon such rate or any Governmental Authority has imposed material restrictions on the authority of any LC Issuer or any LC Participant to do any of the foregoing and provides the Administrative Agent and Co-Borrowers written notice thereof.
If at any time (A) the Administrative Agent determines in good faith (which determination shall be conclusive absent manifest error); or (B) the Co-Borrowers or any LC Issuer or any LC Participant notify the Administrative Agent in writing (with, in the case of any LC Issuer or any LC Participant, a copy to the Co-Borrowers) that the Co-Borrowers or such LC Issuer or such LC Participant (as applicable) have determined in good faith that a LIBO Rate Discontinuance Event has occurred, then, at or promptly after the LIBO Rate Discontinuance Event Time, the Administrative Agent, the LC Issuers, the LC Participants and the Co-Borrowers shall endeavor to establish an alternate benchmark rate to replace the LIBO Rate under this Agreement, together with any spread or adjustment to be applied to such alternate benchmark rate to account for the effects of transition from the LIBO Rate to such alternate benchmark rate, giving due consideration to the then prevailing market convention for determining a rate of interest (including the application of a spread and the making of other appropriate adjustments to such alternate benchmark rate and this Agreement to account for the effects of transition from the LIBO Rate to such replacement benchmark, including any changes necessary to reflect the available interest periods and timing for determining such alternate benchmark rate) for syndicated leveraged loans of this type in the United States at such time and any recommendations (if any) therefor by a Relevant Governmental Sponsor; provided that any such alternate benchmark rate and adjustments shall be required to be commercially practicable for the Administrative Agent to administer (as determined by the Administrative Agent in its sole discretion) (any such rate, the “Successor LIBO Rate”). After such determination that a LIBO Rate Discontinuance Event has occurred, promptly following the LIBO Rate Discontinuance Event Time, the Administrative Agent, the LC Issuers, the LC Participants and the Co-Borrowers shall enter into an amendment to this Agreement to reflect such Successor LIBO Rate and such other related changes to this Agreement as may be necessary or appropriate, as the Administrative Agent may determine in good faith (which determination shall be conclusive absent manifest error), to implement and give effect to the Successor LIBO Rate under this Agreement on the LIBO Rate Replacement Date and, notwithstanding anything to the contrary in

Section 9.9, such amendment shall become effective for the LC Loans and LC Participants without any further action or consent of any other party to this Agreement on the fifth Banking Day after the Administrative Agent shall have posted such proposed amendment to all LC Participants unless, prior to such time, any LC Issuer or any LC Participant shall have delivered to the Administrative Agent written notice that it does not accept such amendment; provided that if no Successor LIBO Rate has been determined pursuant to the foregoing and a Scheduled Unavailability Date (as defined in the definition of “LIBO Rate Discontinuance Event”) has occurred, the Administrative Agent will promptly so notify the Co-Borrowers, the LC Issuers and the LC Participants and thereafter, until such Successor LIBO Rate has been determined pursuant to this paragraph, (A) any request for a borrowing of, conversion to or continuation of LIBOR LC Loans (to the extent of the affected LIBOR LC Loans or Interest Periods) shall be ineffective; and (B) all outstanding borrowings of LIBOR LC Loans shall be converted to Base Rate LC Loans until a Successor LIBO Rate has been chosen pursuant to this paragraph. Notwithstanding anything else herein, any definition of Successor LIBO Rate shall provide that in no event shall such Successor LIBO Rate be less than zero for purposes of this Agreement.
2.8.2    Illegality. If any LC Issuer or any LC Participant determines that any law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such LC Issuer or such LC Participant or its applicable lending office to perform any of its obligations hereunder or to make, maintain or fund or charge interest with respect to any LC Loan or Letter of Credit or to determine or charge interest rates based upon the Adjusted LIBO Rate, or any Governmental Authority has imposed material restrictions on the authority of such LC Issuer or such LC Participant to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such LC Issuer or such LC Participant to Co-Borrowers through the Administrative Agent, (i) any obligation of such LC Issuer or such LC Participant (as applicable) to issue, make, maintain, fund or charge interest with respect to any such LC Loan or Letter of Credit or continue LIBOR LC Loans or to convert Base Rate LC Loans to LIBOR LC Loans, shall be suspended and (ii) if such notice asserts the illegality of such LC Issuer or such LC Participant (as applicable) making or maintaining Base Rate LC Loans the interest rate on which is determined by reference to the LIBO Rate component of the Base Rate, the interest rate on such Base Rate LC Loans of such LC Issuer or such LC Participant (as applicable) shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the LIBO Rate component of the Base Rate, in each case until such LC Issuer or such LC Participant (as applicable) notifies the Administrative Agent and Co-Borrowers that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, (x) Co-Borrowers shall, upon demand from such LC Issuer or such LC Participant (as applicable) (with a copy to the Administrative Agent), prepay or convert all LIBOR LC Loans of such LC Issuer or such LC Participant (as applicable) to Base Rate LC Loans (the interest rate on which Base Rate LC Loans of such LC Issuer or such LC Participant (as applicable) shall, if necessary to avoid such illegality, be determined by the Administrative Agent without reference to the LIBO Rate component of the Base Rate), either on the last day of the Interest Period therefor, if such LC Issuer or such LC Participant (as applicable) may lawfully continue to maintain such LIBOR LC Loans to such day, or immediately, if such LC Issuer or such LC Participant (as applicable) may not lawfully continue to maintain such LIBOR LC Loans and (y) if such notice asserts the illegality of such LC Issuer or such LC Participant (as applicable) determining or charging interest rates based upon the LIBO Rate, the Administrative Agent shall during the period of such suspension compute the Base Rate applicable to such LC Issuer or such LC Participant (as applicable) without reference to the LIBO Rate component thereof until the Administrative Agent is advised in writing by such LC Issuer or such LC Participant (as applicable) that it is no longer illegal for such LC Issuer or such LC Participant (as applicable) to determine or charge interest rates based upon the LIBO Rate. Upon any such prepayment or conversion, Co-Borrowers shall also pay accrued interest on the amount so prepaid or converted.
2.8.3    Increased Costs. If any Change of Law occurring after the Closing Date:
(a)    shall impose, modify or hold applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement (except any such reserve requirement reflected in the Adjusted LIBO Rate) against assets held by, deposits or other liabilities in or for the account of, advances or loans by, or any other acquisition of funds by any Lender, any LC Participant or any LC Issuer;
(b)    shall impose on any Lender, any LC Participant or any LC Issuer or the London interbank market any other condition, cost or expense (other than taxes) affecting this Agreement or any Loan, Commitment or participation in any Letter of Credit made by such Lender, such LC Participant or such LC Issuer; or
(c)    shall subject any Lender, any LC Participant or any LC Issuer to any taxes on its capital reserves, deposit or other similar requirement reasonably attributable to or directly related to this Agreement or any Loan made by it, but excluding any Taxes or Other Taxes, in each case, that are indemnified pursuant to Section 2.6.4 and taxes expressly excluded from the definition of “Taxes” pursuant to Section 2.6.4(a), and the effect of any of the foregoing is to increase the cost to such Lender, such LC Participant or such LC Issuer of making, issuing, creating, renewing, participating in (subject to the limitations in Section 9.12) or maintaining any such Loan, Commitment or Letter of Credit in respect thereof or to reduce any amount receivable by such Lender, such LC Participant or such LC Issuer hereunder, then Co-Borrowers shall from time to time, within 30 days after demand by such Lender, such LC Participant or such LC Issuer, pay to such Lender, such LC Participant or such LC Issuer additional amounts sufficient to reimburse such Lender, such LC Participant or such LC Issuer for such increased costs or to compensate such Lender, such LC Participant or the LC Issuer for such reduced amounts. A certificate of a Lender, an LC Participant or an LC Issuer setting forth in reasonable detail the amount of such increased costs or reduced amounts and the basis for determination of such amount, submitted by such Lender, such LC Participant or such LC Issuer to Co-Borrowers, shall, in the absence of manifest error, be conclusive and binding on Co-Borrowers as to the amount of such increased costs or reduced amounts for purposes of this Agreement.

2.8.4    Capital Requirements. If any Lender, any LC Participant or any LC Issuer determines that any Change of Law occurring after the Closing Date regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on the capital or liquidity of such Lender, such LC Participant or such LC Issuer, or the Lending Office of such Lender, such LC Participant or such LC Issuer or such Lender’s, such LC Participant’s or such LC Issuer’s Parent Company, if any, as a consequence of the Loans, the Commitments, participation in Letters of Credit to a level below that which such Lender, such LC Participant or such LC Issuer or such Lender’s, such LC Participant’s or such LC Issuer’s Parent Company could have achieved but for such Change of Law (taking into account such Lender’s, such LC Participant’s or such LC Issuer’s or such Person’s policies with respect to capital or liquidity adequacy), then Co-Borrowers shall pay to such Lender, such LC Participant, such LC Issuer or such Person, within 30 days after delivery of demand by such Lender, such LC Participant, such LC Issuer or such Person, such amounts as such Lender, such LC Participant, such LC Issuer or such Person shall reasonably determine are necessary to compensate such Lender, such LC Participant, such LC Issuer or such Person for the increased costs to such Lender, such LC Participant, such LC Issuer or such Person of such increased capital or liquidity. A certificate of such Lender, such LC Participant, such LC Issuer or such Person, setting forth in reasonable detail the computation of any such increased costs and the basis for such determination, excluding any information that is legally restricted from being disclosed to the Co-Borrowers, delivered to Co-Borrowers by such Lender, such LC Participant, such LC Issuer or such Person shall, in the absence of manifest error, be conclusive and binding on Co-Borrowers as to the amount of such increased costs or reduced amounts for purposes of this Agreement.
2.8.5    Notice; Participating Lenders’ Rights. Each Lender, each LC Participant and each LC Issuer shall notify Co-Borrowers of any event occurring after the Closing Date that will entitle such Lender, such LC Participant or such LC Issuer to compensation pursuant to this Section 2.8, promptly, and in no event later than 180 days after the principal officer of such Lender, such LC Participant or such LC Issuer responsible for administering this Agreement obtains knowledge thereof; provided that any Lender’s, any LC Participant’s or any LC Issuer’s failure to notify Co-Borrowers within such 180 day period shall not relieve any Co-Borrower of its obligation under this Section 2.8 with respect to claims arising prior to the end of such period, but shall relieve such Co-Borrower of its obligations under this Section 2.8 with respect to the time between the end of such period and such time as such Co-Borrower receives notice from the indemnitee as provided herein; and provided, further, that if the Change of Law giving rise to such increased costs or reductions is retroactive, then the 180 day period referred to above shall be extended to include the period of retroactive effect thereof. No Person purchasing from a Lender, an LC Participant or an LC Issuer a participation in any Commitment (as opposed to an assignment) shall be entitled to any payment from or on behalf of Co-Borrowers pursuant to Section 2.8.3 or Section 2.8.4 which would be in excess of the applicable proportionate amount (based on the portion of the Commitment in which such Person is participating) which would then be payable to such Lender, such LC Participant or such LC Issuer if such Lender, such LC Participant or such LC Issuer had not sold a participation in that portion of the Commitment.
2.9    FUNDING LOSSES. If Co-Borrowers shall (a) repay or prepay any LIBOR LC Loans on any day other than the last day of an Interest Period for such LC Loans (whether an Optional Prepayment or a Mandatory Prepayment), (b) fail to make any Borrowing of or to convert any LC Loans into LIBOR LC Loans in accordance with a Notice of Borrowing or Notice of Conversion of LC Loan Type delivered to Administrative Agent (whether as a result of the failure to satisfy any applicable conditions or otherwise) after such Notice of Borrowing or Notice of Conversion of LC Loan Type has become irrevocable, (c) fail to continue a LIBOR LC Loan in accordance with a notice delivered to Administrative Agent in accordance with Section 2.1.5 or (d) fail to make any prepayment in accordance with any notice of prepayment delivered to Administrative Agent, then Co-Borrowers shall, within 30 days after demand by any Lender, any LC Participant or any LC Issuer, reimburse such Lender, such LC Participant or such LC Issuer for all costs, losses and expenses incurred by such Lender, such LC Participant or such LC Issuer as a result of such repayment, prepayment or failure (“Liquidation Costs”). Each Co-Borrower understands that such costs and losses may include losses incurred by an LC Issuer as a result of funding and other contracts entered into by such LC Issuer to fund LIBOR LC Loans (other than non‑receipt of the margin applicable to such LIBOR LC Loans). In the case of a LIBOR LC Loan, such loss, cost or expense to such LC Issuer shall be deemed to include an amount determined by such LC Issuer to be the excess, if any, of (i) the amount of interest (other than the applicable margin) that would have accrued on the principal amount of such LC Loan had such event not occurred, at the Adjusted LIBO Rate that would have been applicable to such LC Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such LC Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate which such LC Issuer would bid were it to bid, at the commencement of such period, for Dollar deposits of a comparable amount and period from other banks in the Eurodollar market. Each Lender, each LC Participant or each LC Issuer demanding payment under this Section 2.9 shall deliver to Co-Borrowers a certificate setting forth in reasonable detail the basis for and the amount of costs and losses for which demand is made. Such a certificate so delivered to Co-Borrowers shall, in the absence of manifest error, be conclusive and binding as to the amount of such loss for purposes of this Agreement.
2.10    ALTERNATE OFFICE; MINIMIZATION OF COSTS.
2.10.1    If any Lender, any LC Participant or any LC Issuer requests compensation under Section 2.8, to the extent reasonably possible upon the request of Co-Borrowers, each LC Issuer shall designate an alternative Lending Office with respect to its LIBOR LC Loans and each Lender, each LC Participant and each LC Issuer shall otherwise take any reasonable actions to reduce any liability of Co-Borrowers to any Lender, any LC Participant or any LC Issuer under Sections 2.6.4, 2.8.3, 2.8.4 and 2.9, and to avoid the unavailability of any Type of LC Loans under Section 2.8.2, so long as (in the case of the designation of an alternative Lending Office) such LC Issuer, in the reasonable judgment of such LC Issuer, determines that (a) such designation is not disadvantageous to such LC Issuer in any material respect and (b) such actions would eliminate or reduce liability to such LC Issuer; provided, that no LC Issuer shall be required to designate an alternative Lending Office if such designation requires internal credit approval until such time as such LC Issuer receives such internal credit approval. Each Co-Borrower hereby agrees to pay all reasonable costs and expenses incurred by the LC Issuers in connection with any such designation or actions within 30 days of demand thereof to Co-Borrowers.
2.10.2    If and with respect to each occasion that any Lender has failed to consent to a proposed amendment, waiver, discharge or termination which pursuant to the terms of Section 9.9 requires the consent of all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, a Lender either makes a demand for compensation pursuant to Sections 2.6.4, 2.8.3 or 2.8.4 or a Lender is a Defaulting Lender, then Co-Borrowers may, at their sole expense, upon at least five Banking Days prior irrevocable written notice to each of such Lender and Administrative Agent, in whole permanently replace all of the Loans and Commitments of such Lender and require such Lender to assign and delegate all of its interests, rights (other than its existing rights to payments pursuant to Sections 2.6.4, 2.8.3, 2.8.4 and 2.9) and obligations under this Agreement and the related Credit Documents. Such replacement Lender shall upon the effective date of replacement purchase Co-Borrowers’ Obligations hereunder owed to such replaced Lender for the aggregate amount thereof and shall thereupon for all purposes become a “Lender” hereunder. Such notice from Co-Borrowers shall specify an effective date for the replacement of such Lender’s Loans and Commitments, which date shall not be later than the fourteenth day after the day such notice is given. On the effective date of any replacement of such Lender’s Loans and Commitments pursuant to this Section 2.10.2, Co-Borrowers shall pay to Administrative Agent for the account of such Lender (a) any fees due to such Lender to the date of such replacement, (b) the principal of and accrued interest on the principal amount of outstanding Loans held by such Lender to the date of such replacement (such amount to be represented by the purchase of Co-Borrowers’ Obligations hereunder of such replaced Lender by the replacing Lender and not as a prepayment of such Loans) plus (other than in connection with a replacement of a Defaulting Lender) the applicable Call Premium (if any) determined for the replacement date with respect to such assigned Loans and (c) the amount or amounts due to such Lender pursuant to each of Sections 2.6.4, 2.8.3, 2.8.4 and 2.9, as applicable, and any other amount then payable hereunder to such Lender. Co-Borrowers will remain liable to such replaced Lender for any Liquidation Costs that such Lender sustains or incurs as a consequence of the purchase of such Lender’s Loans (unless such Lender has defaulted on its obligation to fund a Loan hereunder or is a Defaulting Lender). Upon the effective date of the purchase of any Lender’s Loans owed to such Lender and termination of such Lender’s Commitments pursuant to this Section 2.10.2, such Lender (the “Terminated Lender”) shall cease to be a Lender hereunder. No such termination of any such Terminated Lender’s Commitments and the purchase of such Terminated Lender’s Loans pursuant to this Section 2.10.2 shall affect (i) any liability or obligation of Co-Borrowers or any other Lender to such Terminated Lender, or any liability or obligation of such Terminated

Lender to any Co-Borrower or any other Lender, which accrued on or prior to the date of such termination, or (ii) such Terminated Lender’s rights hereunder in respect of any such liability or obligation. Nothing in this Section shall be deemed to prejudice any rights that any Co-Borrower may have against any Lender that is a Defaulting Lender.
2.10.3    Upon written notice to Administrative Agent, any Lender may designate a Lending Office other than the Lending Office most recently designated to Administrative Agent and may assign all of its interests under the Credit Documents and its Notes (if any) to such Lending Office; provided that such designation and assignment do not at the time of such designation and assignment increase the liability or the reasonably foreseeable liability of Co-Borrowers under Section 2.6.4, 2.8.3, 2.8.4 or 2.9, make an Interest Rate option unavailable pursuant to Section 2.8.2 or otherwise cause Co-Borrowers to breach any applicable law.
2.11    CO-BORROWERS.
2.11.1    Joint and Several Liability. Each Borrower Party agrees that it is jointly and severally liable for, and absolutely and unconditionally guarantees to Administrative Agent, the LC Issuers and the Lenders the prompt payment and performance of, all Obligations and all agreements under the Credit Documents. Each Borrower Party agrees that its guaranty obligations hereunder constitute a continuing guaranty of payment and not of collection, that such obligations shall not be discharged until Discharge of First Lien Secured Obligations, and that such obligations are absolute and unconditional, irrespective of (i) the genuineness, validity, regularity, enforceability, subordination, or any future modification of, or change in, any Obligations or Credit Document, or any other document, instrument, or agreement to which any Borrower Party is or may become a party or be bound; (ii) the absence of any action to enforce this Agreement (including this Section) or any other Credit Document, or any waiver, consent, or indulgence of any kind by Administrative Agent or any Lender with respect thereto; (iii) the existence, value, or condition of, or failure to perfect a Lien, or to preserve rights against, any security or guaranty for the Obligations or any action, or the absence of any action, by Administrative Agent or any Lender in respect thereof (including the release of any security or guaranty); (iv) the insolvency of any Borrower Party; (v) any election by Administrative Agent or any Lender in a Bankruptcy Event for the application of Section 1111(b)(2) of the Bankruptcy Code or any provision of comparable state law; (vi) any borrowing or grant of a Lien by any other Borrower Party, as debtor-in-possession under Section 364 of the Bankruptcy Code or otherwise; (vii) the disallowance of any claims of Administrative Agent or any Lender against any Credit Party for the repayment of any Obligations under Section 502 of the Bankruptcy Code or otherwise; or (viii) any other action or circumstances that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor, except Discharge of First Lien Secured Obligations.
2.11.2    Waivers.

(a)    Each Co-Borrower expressly waives all rights that it may have now or in the future under any statute, at common law, in equity or otherwise, to compel the Administrative Agent or any other Secured Party to marshal assets or to proceed against any Borrower Party, other Person, or security for the payment or performance of any Obligations before, or as a condition to, proceeding against such Co-Borrower. Each Co-Borrower waives all defenses available to a surety, guarantor, or accommodation co-obligor other than Discharge of First Lien Secured Obligations. It is agreed among each Co-Borrower, the Administrative Agent and the Lenders that the provisions of this Section 2.11 are of the essence of the transaction contemplated by the Credit Documents and that, but for such provisions, the Administrative Agent and the Lenders would decline to make Loans. Each Co-Borrower acknowledges that its guaranty pursuant to this Section 2.11 is necessary to the conduct and promotion of its business and can be expected to benefit such business.
(b)    Administrative Agent and Lenders may, in their discretion, pursue such rights and remedies as they deem appropriate, including realization upon Collateral by judicial foreclosure or non-judicial sale or enforcement, without affecting any rights and remedies under this Section 2.11. If, in taking any action in connection with the exercise of any rights or remedies, the Administrative Agent or any Lender shall forfeit any other rights or remedies, including the right to enter a deficiency judgment against any Borrower Party or other Person, whether because of any applicable law pertaining to “election of remedies” or otherwise, each Co-Borrower consents to such action and waives any claim based upon it, even if the action may result in loss of any rights of subrogation that any Borrower Party might otherwise have had. Any election of remedies that results in denial or impairment of the right of Administrative Agent or any Lender to seek a deficiency judgment against any Borrower Party shall not impair any Co-Borrower’s obligation to pay the full amount of the Obligations. Each Co-Borrower waives all rights and defenses arising out of an election of remedies, such as non-judicial foreclosure with respect to any security for the Obligations, even though that election of remedies destroys such Co-Borrower’s rights of subrogation against any other Person.
2.11.3    Extent of Liability; Contribution.
(a)    Notwithstanding anything herein to the contrary, each Co-Borrower’s liability under this Section 2.11 shall be limited to the greater of (A) all amounts for which such Co-Borrower is primarily liable, as described below and (B) such Co-Borrower’s Allocable Amount.
(b)    If any Co-Borrower makes a payment under this Section 2.11 of any Obligations (other than amounts for which such Co-Borrower is primarily liable) (a “Co-Borrower Payment”) that, taking into account all other Co-Borrower Payments previously or concurrently made by any other Co-Borrower, exceeds the amount that such Co-Borrower would otherwise have paid if each Co-Borrower had paid the aggregate Obligations satisfied by such Co-Borrower Payments in the same proportion that such Co-Borrower’s Allocable Amount bore to the total Allocable Amounts of all Co-Borrowers, then such Co-Borrower shall be entitled to receive contribution and indemnification payments from, and to be reimbursed by, the other Co-Borrower for the amount of such excess, pro rata based upon their respective Allocable Amounts in effect immediately before such Co-Borrower Payment. The “Allocable Amount” for any Co-Borrower shall be the maximum amount that could then be recovered from such Co-Borrower under this

Section 2.11 without rendering such payment voidable under Section 548 of the Bankruptcy Code or under any other applicable Bankruptcy Law.
(c)    Nothing contained in this Section 2.11 shall limit the liability of any Co-Borrower to pay Loans made directly or indirectly to that Co-Borrower (including Loans advanced to any other Co-Borrower and then remade or otherwise transferred to, or for the benefit of, such Co-Borrower) and all accrued interest, fees, expenses, and other related Obligations with respect thereto, for which such Co-Borrower shall be primarily liable for all purposes hereunder. The Administrative Agent and Lenders shall have the right, at any time in their discretion, to condition Loans and to restrict the disbursement and use of such Loans to such Co-Borrower.
2.11.4    Joint Enterprise. Each Co-Borrower has requested that the Agent and the Lenders make this credit facility available to Co-Borrowers on a combined basis, to finance Co-Borrowers’ business most efficiently and economically. Co-Borrowers’ business is a mutual and collective enterprise, and Co-Borrowers believe that combination of their credit facilities will enhance the borrowing power of each Co-Borrower and ease the administration of their relationship with credit providers (including the Agent and the Lenders), all to the mutual advantage of Co-Borrowers. Co-Borrowers acknowledge and agree that Agent and Lenders’ willingness to extend credit to Co-Borrowers and to administer the Collateral on a combined basis, as set forth herein, is done solely as an accommodation to Co-Borrowers and at Co-Borrowers’ request.
2.11.5    Administrative Borrower; Allocation of Loans. Each of GasCo and Holdings hereby appoints PowerCo as its agent, attorney-in-fact and representative for all purposes under the Credit Documents, including for (i) making any borrowing requests or other requests required under this Agreement, (ii) the giving and receipt of notices by and to the Co-Borrowers under this Agreement, (iii) the delivery of all documents, reports, financial statements and written materials required to be delivered by the Co-Borrowers under this Agreement, and (iv) all other purposes incidental to any of the foregoing. PowerCo hereby accepts such appointment. GasCo and each other Borrower Party agree that any action taken by PowerCo as the agent, attorney-in-fact and representative of such Borrower Party shall be binding upon such Borrower Party to the same extent as if directly taken by any of them. The Administrative Agent and the Lenders may give any notice to, or communication with, a Borrower Party hereunder or under any other Credit Document to or with PowerCo on behalf of such Borrower Party. Each Borrower Party agrees that any notice, election, communication, representation, agreement, or undertaking made on its behalf by PowerCo shall be binding upon and enforceable against it. The Administrative Agent and the Lenders shall be entitled to rely upon, and shall be fully protected in relying upon, the terms of this Section 2.11.5; provided that nothing contained herein shall limit the effectiveness of, or the right of the Administrative Agent or any Lender to rely upon, any notice (including without limitation a borrowing or conversion notice), instrument, document, certificate, acknowledgment, consent, direction, certification or any other action delivered by any Borrower Party pursuant to this Agreement or any other Credit

Document. The Loans shall be made to PowerCo as borrower unless a different allocation of the Loans as between PowerCo and GasCo with respect to any borrowing hereunder is included in the applicable Notice of Borrowing delivered pursuant to Section 2.1.1(b) hereof.
2.11.6    Obligations Absolute. Each Co-Borrower hereby waives, for the benefit of Administrative Agent and Lenders: (a) any right to require the Administrative Agent or any other Secured Party, as a condition of payment or performance by such Co-Borrower, to (i) proceed against the other Co-Borrower, any other Borrower Party or any other Person, (ii) proceed against or exhaust any security held from the other Co-Borrower, any other Borrower Party or any other Person, (iii) proceed against or have resort to any balance of any deposit account or credit on the books of the Administrative Agent, any Lender or any Secured Party in favor of the other Co-Borrower or any other Person, or (iv) pursue any other remedy in the power of Administrative Agent or any other Secured Party whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of the other Co-Borrower or any other Borrower Party including any defense based on or arising out of the lack of validity or the unenforceability of the Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of the other Co-Borrower or any other Borrower Party from any cause other than payment in full of the Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon the Administrative Agent’s or any other Secured Party’s errors or omissions in the administration of the Obligations, except behavior which amounts to bad faith, gross negligence or willful misconduct; (e) (i) any legal or equitable discharge of such Co-Borrower’s obligations hereunder (other than Discharge of First Lien Secured Obligations), (ii) the benefit of any statute of limitations affecting such Co-Borrower’s liability hereunder or the enforcement hereof, (iii) any defense of set offs, recoupments and counterclaims that may be asserted against any Lender, any LC Issuer or any Agent in respect of the Obligations, and (iv) promptness, diligence and any requirement that Administrative Agent or any other Secured Party protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder or under the other Credit Documents or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Obligations or any agreement related thereto, notices of any extension of credit to any Co-Borrower and notices of any of the matters referred to in the Guaranty and Security Agreement and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.
2.12    ACKNOWLEDGEMENT AND CONSENT TO BAIL-IN OF EEA FINANCIAL INSTITUTIONS. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a)    the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and
(b)    the effects of any Bail-In Action on any such liability, including, if applicable:
i.    a reduction in full or in part or cancellation of any such liability;
ii.    a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or
iii.    the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority, in each case, to the extent that, at the time, the foregoing shall be the general policy or practice of such EEA Financial Institution with respect to similarly situated customers under comparable provisions of similar agreements; provided that nothing in this Section 2.12 shall require any EEA Financial Institution to disclose any confidential information related to similarly situated customers, comparable provisions of similar agreements or otherwise.

ARTICLE 3
CONDITIONS PRECEDENT
3.1    CONDITIONS PRECEDENT TO THE CLOSING DATE. The effectiveness of the Commitments and the occurrence of the Closing Date is subject to the prior satisfaction of each of the following conditions (unless waived in writing by Administrative Agent with the consent of each Lender):
3.1.1    Resolutions. Delivery to the Administrative Agent of a copy of one or more resolutions or other authorizations, in form and substance satisfactory to each Lender, of each Borrower Party, certified by a Responsible Officer of such Borrower Party as being in full force and effect on the Closing Date, authorizing, in the case of Co-Borrowers only, the Borrowings herein provided for, and, in the case of other Borrower Parties only, the granting of the Liens or the incurrence of guarantee or contribution obligations under the Collateral Documents to which such Person is a party entered into on or prior to the Closing Date and, in the case of all Borrower Parties, delivery and performance of the Operative Documents to which such Person is a party entered into on or prior to the Closing Date and any instruments or agreements required thereunder.
3.1.2    Incumbency. Delivery to the Administrative Agent of a certificate, in form and substance satisfactory to the Lenders, from each Borrower Party signed by an appropriate Responsible Officer of each such Borrower Party and dated as of the Closing Date, as to the incumbency of the natural Persons authorized to execute and deliver the Credit Documents to which such Borrower Party entered into on or prior to the Closing Date and any instruments or agreements required thereunder.
3.1.3    Formation Documents. Delivery to the Administrative Agent of (a) a copy of the articles of incorporation, certificate of incorporation, certificate of formation, charter or other state certified constituent documents of each Borrower Party, certified by the secretary of state of such Borrower Party’s state of incorporation or formation, as applicable, and (b) a copy of the bylaws, limited liability company operating agreement or other comparable constituent documents, if applicable, of each Borrower Party, certified by a Responsible Officer of such Borrower Party as being true, correct and complete on the Closing Date.
3.1.4    Good Standing Certificates. Delivery to the Administrative Agent of good standing certificates in a form customarily issued by the secretary of state of the state in which each Borrower Party is formed or incorporated, as applicable, in each case dated a date reasonably close prior to the Closing Date.
3.1.5    Credit Documents, Closing Date Permitted Commodity Hedge Agreements and Project Documents. Delivery to the Administrative Agent of (a) executed original counterparts of this Agreement and each other Credit Document to be executed on or prior to the Closing Date (and any supplements or amendments thereto), all of which shall be in form and substance satisfactory to the Lenders, (b) a true, correct and complete copy of each Closing Date Permitted Commodity Hedge Agreement and each Major Project Document (other than Major Project Documents expressly contemplated herein to be executed and delivered after the Closing Date, including the O&M Agreement and the Interconnection Construction Service Agreement) (together with any supplements or amendments thereto), which Closing Date Permitted Commodity Hedge Agreement and Major Project Documents shall be in form and substance satisfactory to the Lenders and certified by a Responsible Officer of each Co-Borrower party thereto as being true, complete and correct and in full force and effect on the Closing Date pursuant to the certificate delivered pursuant to Section 3.1.6 and (c) Consents, dated on or prior to the Closing Date, in respect of (i) each of the Closing Date Permitted Commodity Hedge Agreements and (ii) each of the Major Project Documents listed on Exhibit E-2, which Consents shall be in form and substance acceptable to the Lenders and the Collateral Agent. Co-Borrowers shall have delivered (or will deliver substantially concurrently with the Closing Date) evidence reasonably satisfactory to the Lenders that all actions to be taken and deliverables to be provided to the counterparties under Part 3 of the ISDA Schedule with respect to each

Closing Date Permitted Commodity Hedge Agreement have been completed and such conditions have been satisfied on or prior to the Closing Date (or will be completed and such conditions satisfied substantially concurrently with the Closing Date).
3.1.6    Closing Certificate. Delivery to the Administrative Agent of a certificate, dated as of the Closing Date, duly executed by a Responsible Officer of each Co-Borrower, in substantially the form of Exhibit F‑1.
3.1.7    Legal Opinions. Delivery to the Administrative Agent of legal opinions, in form and substance acceptable to the Administrative Agent and the Required Lenders, of (a) Cravath, Swaine & Moore LLP, New York counsel to the Borrower Parties, dated the date hereof and addressed to each Agent and the Lenders, (b) Vorys, Sater, Seymour and Pease LLP, Ohio counsel to PowerCo, dated the date hereof and addressed to each Agent and the Lenders, (c) Morgan, Lewis & Bockius LLP, counsel to the Borrower Parties, dated the date hereof and addressed to each Agent and the Lenders, as to certain FERC matters, (d) Steptoe & Johnson PLLC, counsel to the Borrower Parties, dated the date hereof and addressed to each Agent and the Lenders and (e) Taft Stettinius & Hollister LLP, counsel to the Borrower Parties, dated the date hereof and addressed to each Agent and the Lenders, which opinions shall each permit the Lenders to disclose such opinion to applicable Governmental Authorities.
3.1.8    Report of Insurance Consultant. Delivery to the Administrative Agent of the Insurance Consultant Report, in form and substance satisfactory to the Lenders, along with a reliance letter permitting the Administrative Agent and the Credit Parties to rely on such report subject to the limitations set forth in such reliance letter.
3.1.9    Insurance. Insurance complying with terms and conditions set forth in Exhibit K shall be in full force and effect and the Administrative Agent and the Insurance Consultant shall have received (a) a certificate from each Co-Borrower’s insurance broker(s), dated as of the Closing Date and in form and substance satisfactory to the Lenders, (i) identifying underwriters, type of insurance, insurance limits and policy terms, (ii) listing the endorsements required as set forth in Exhibit K, (iii) describing the insurance obtained and (iv) stating that such insurance is in full force and effect and that all premiums then due thereon have been paid and/or confirming that such premiums are included in the Funds Flow Memorandum and that, in the opinion of such broker(s), such insurance complies with the terms and conditions set forth in Exhibit K, and (b) copies of all policies evidencing such insurance, if available on the Closing Date, or a binder, commitment or certificates signed by the insurer or a broker authorized to bind the insurer, each in form and substance satisfactory to the Lenders.
3.1.10    Reports of the Independent Engineer, Market Consultant, Petroleum Engineer, Transmission Consultant and PCB Consultant. Delivery to the Administrative Agent, in each case in form and substance satisfactory to each Lender, of (i) the Independent Engineer Report, along with a use of work product agreement permitting the Administrative Agent and the Credit Parties to rely on such Independent

Engineer Report subject to the limitations set forth in such use of work product agreement, (ii) the Market Consultant’s Report, along with a reliance letter permitting the Administrative Agent and the Credit Parties to rely on such Market Consultant’s Report subject to the limitations set forth in such reliance letter, (iii) the Reserve Report, along with use of work product agreements permitting the Administrative Agent and the Credit Parties to rely on such Reserve Report subject to the limitations set forth in such use of work product agreements, (iv) the Transmission Consultant Report, along with a use of work product agreement permitting the Administrative Agent and the Credit Parties to rely on such Transmission Consultant Report subject to the limitations set forth in such use of work product agreement and (v) the PCB Report, along with a reliance letter permitting the Administrative Agent and the Credit Parties to rely on such PCB Report subject to the limitations set forth in such reliance letter.
3.1.11    Environmental Assessment. Delivery to the Administrative Agent of a “Phase I” environmental site assessment (dated no earlier than six months prior to the Closing Date) with respect to the Generating Project Site prepared by the Environmental Consultant, in form and substance satisfactory to each Lender, together with a reliance letter permitting the Administrative Agent and the Credit Parties to rely on such environmental site assessments subject to the limitations set forth in such reliance letter.
3.1.12    Financial Statements. Delivery to the Administrative Agent of an accurate and complete copy of the unaudited balance sheet of Holdings and the Co-Borrowers (on a consolidated basis) at September 30, 2018, and the unaudited consolidated statements of operations, comprehensive loss and cash flow of Holdings and the Co-Borrowers for the fiscal quarter then ended, together with a certificate from a Responsible Officer thereof, dated as of the Closing Date and in substantially the form of Exhibit F‑1.
3.1.13    Collateral; Filings and Recordings.
(a)    Collateral Agent shall have been granted on the Closing Date (other than in respect of the Mortgaged Property, Liens in respect of which shall be granted upon the recording of the Mortgages in the filing office identified in Exhibit D as soon as reasonably practicable on or after the Closing Date but for which (except with respect to any Mortgage over mineral interests) gap title insurance coverage shall be available on the Closing Date), for the benefit of the Secured Parties, first priority perfected Liens on the Collateral (subject only to Permitted Liens).
(b)    The Pledged Equity shall have been duly and validly pledged under the Guaranty and Security Agreement to Collateral Agent, for the benefit of the Secured Parties, and certificates and instruments representing the Pledged Equity, accompanied by instruments of transfer indorsed in blank, shall be in the actual possession of Collateral Agent.
(c)    Delivery to the Administrative Agent of:

i.    appropriately completed UCC financing statements (Form UCC‑l), which have been duly authorized for filing by the appropriate Person, naming each Co-Borrower and Holdings as debtors and Collateral Agent as secured party, in form appropriate for filing under each jurisdiction as may be necessary to perfect the security interests purported to be created by the Collateral Documents, covering the applicable Collateral;
ii.    copies of UCC, judgment lien, tax lien and litigation lien search reports, which reports will be dated a recent date acceptable to the Administrative Agent, listing all effective financing statements that name a Co-Borrower or Holdings as debtor and that are filed in the jurisdictions in which the UCC-1 financing statements will be filed in respect of the Collateral, none of which shall cover the Collateral except to the extent evidencing Permitted Liens;
iii.    appropriately completed copies of all other recordings and filings of, or with respect to, the Collateral Documents as may be necessary to perfect the security interests purported to be created by the Collateral Documents or as may otherwise be reasonably requested by the Administrative Agent; and
iv.    evidence that all other actions necessary to perfect and protect the security interests purported to be created by the Collateral Documents entered into on or prior to the Closing Date or as may otherwise be reasonably requested by the Administrative Agent and have been taken or will be taken on the Closing Date.
3.1.14    Base Case Projections. Delivery to the Administrative Agent of (a) the Base Case Projections in form and substance satisfactory to the Lenders, which Base Case Projections shall demonstrate compliance, as of the Closing Date, with the Debt Sizing Criteria and with the Second Lien Debt Sizing Criteria; provided that if the weighted average price per megawatt-hour under the Closing Date Permitted Commodity Hedge Agreements through the maturity of each Closing Date Permitted Commodity Hedge Agreement is less than $27.25 the Co-Borrowers shall re-run the Base Case Projections (as so re-run, the “Debt Resizing Projections”) on the Closing Date taking into account the actual average price per megawatt-hour through maturity of each Closing Date Permitted Commodity Hedge Agreement under such Closing Date Permitted Commodity Hedge Agreements, and shall (i) increase the cash common equity contributions deposited into the Construction Account pursuant to Section 3.1.26, and (ii) reduce the Term Loan Commitments and the Second Lien Loan Commitments, in each case so that after giving effect to such increase in cash common equity contributions and decrease in the Term Loan Commitments and the Second Lien Loan Commitments, the Debt Sizing Criteria and the Second Lien Debt Sizing Criteria are satisfied on the Closing Date, and (b) an updated Exhibit L in form and substance satisfactory to the Lenders (which updated Exhibit L shall replace in its entirety any previously delivered Exhibit L).  The Administrative Agent, the Co-Borrowers and the Lenders shall make such administrative amendments to this Agreement as are necessary to reflect such increased equity and decreased Term Loan Commitments in connection with any Debt Resizing Projections.

3.1.15    A.L.T.A. Surveys. The Administrative Agent and Collateral Agent shall have received an A.L.T.A. survey of the Site except that with respect to easements benefitting the Site, such survey may not be A.L.T.A. so long as it is of a quality acceptable to the Title Insurer for purposes of insuring such easements; such survey shall be reasonably current and in form and substance satisfactory to the Lenders and the Title Insurer, shall be certified to Co-Borrowers, Administrative Agent, Collateral Agent and the Title Insurer by a surveyor licensed in the state where the Project is located and satisfactory to the Lenders, and shall show, among other things, (a) as to the Site, the location and dimensions thereof (including (i) the location of all means of access thereto and all recorded easements or encumbrances relating thereto, and (ii) the perimeter within which all visible improvements are located ), (b) the existing utility facilities servicing the Project (including water, electricity, fuel, telephone, sanitary sewer and storm water distribution and detention facilities), (c) other than Permitted Liens, that no existing improvements encroach or interfere with adjacent property or existing easements or other rights (whether on, above or below ground), and that there are no material gaps, gores, projections, protrusions or other material survey defects, (d) whether the Site or the Easements, or any portion thereof, are located in a special flood hazard zone and (e) no other matters constituting a defect in title other than Permitted Liens; provided that the matters described in clauses (a)(ii) and (d) above may be shown by separate maps, surveys or other information satisfactory to the Lenders, and (except as described in clause (a)(ii) above) the surveyor shall not be required to certify as to the location of any easements, improvements, encroachments utilities or other matters which do not exist as of the Closing Date.
3.1.16    Title Policy.
(a)    Delivery to Collateral Agent of an A.L.T.A. Loan Policy - 2006 extended coverage policy of title insurance (the “Title Policy”) insuring that each Mortgage (except any Mortgage over mineral interests) creates a valid first priority Lien for the benefit of Collateral Agent on that portion of the Mortgaged Property that consists of land and improvements which constitute real property under applicable law, subject only to such title exceptions as are acceptable to the Lenders, and otherwise in form and substance satisfactory to the Lenders, together with such endorsements thereto as are reasonably required by the Lenders and available in the state where the Project is located, dated as of the Closing Date (or the unconditional and irrevocable commitment of the Title Insurer to issue such Title Policy), in an amount equal to 65% of the Total Term Loan Commitment and the Total LC Commitment.
(b)    The Administrative Agent shall have received evidence satisfactory to it that all premiums in respect of the Title Policy, all charges for mortgage recording taxes in connection with the recordation of the Mortgages, and all related expenses, if any, have been paid or will be paid on the Closing Date.
3.1.17    Compliance with Flood Laws. With respect to the Site and the Easements, the following:

(a)    A completed “life of loan” Federal Emergency Management Agency Standard Flood Hazard Determination;
(b)    If any improvement to the Site or the Easements is located in a special flood hazard area, a notification thereof to Co-Borrowers from the Administrative Agent (the “Co-Borrowers Flood Notice”), and (if applicable) the Co-Borrowers Flood Notice shall contain a notification to Co-Borrowers that flood insurance coverage under the National Flood Insurance Program (“NFIP”) is not available because the community does not participate in the NFIP;
(c)    Documentation evidencing each Co-Borrower’s receipt of the Co-Borrowers Flood Notice (e.g., countersigned Co-Borrowers Flood Notice, return receipt of certified U.S. Mail, or overnight delivery); and
(d)    If the Co-Borrowers Flood Notice is required to be given and flood insurance is available in the community in which the Site or the Easements is located, a copy of one of the following: the flood insurance policy, Co-Borrowers’ application for a flood insurance policy plus proof of premium payment or inclusion of such premium payment in the Funds Flow Memorandum, a declaration page confirming that flood insurance has been provided as a separate policy or within the property insurance program for the Project, or such other evidence of flood insurance satisfactory to the Administrative Agent and the Lenders. To the extent that any improvement to the Site or the Easements is located in a special flood hazard area, such flood insurance arranged by Co-Borrowers shall be in an amount at least equivalent to the amount available under the NFIP.
3.1.18    Representations and Warranties. Each representation and warranty of each Borrower Party under the Credit Documents to which it is a party shall be true and correct as of the Closing Date, unless such representation or warranty expressly relates solely to an earlier date (in which case such representation or warranty shall be true and correct as of such earlier date).
3.1.19    No Default. No Event of Default or Inchoate Default shall have occurred and be continuing as of the Closing Date.
3.1.20    Establishment of Accounts. The Depositary Accounts required to be open as of the Closing Date under the Depositary Agreement shall have been opened.
3.1.21    Regulatory Status and Market Status. Delivery to the Administrative Agent of a copy of a notice of self-certification filed at FERC demonstrating that PowerCo is an Exempt Wholesale Generator.
3.1.22    Necessary Project Permits.
(a)    Delivery to the Administrative Agent of a copy of each Applicable Permit set forth on Exhibit G-1(a), and each such Applicable Permit shall be in form and substance satisfactory to each Lender.

(b)    Except as disclosed in Exhibit G-1(a), the Applicable Permits set forth on Exhibit G-1(a) shall have been issued and be in full force and effect in all material respects and not be subject to current legal proceedings or to any Unsatisfied Conditions that would reasonably be expected to have a Material Adverse Effect, and all applicable administrative and statutory appeal periods with respect thereto shall have expired. The Applicable Permits set forth on Exhibit G-1(a) shall not be subject to any restriction, condition, limitation or other provision which would reasonably be expected to have a Material Adverse Effect or result in the Project being operated in a manner substantially inconsistent with the assumptions underlying the Base Case Projections.
3.1.23    Construction Budget and Project Schedule; Sources and Uses. The Administrative Agent shall have received (i) the Construction Budget, (ii) the Project Schedule, and (iii) a sources and uses of funds demonstrating that the Construction Facility and the Second Lien Loan Commitments, together with the equity contributions on the Closing Date and projected revenues from the Production Project, are sufficient to fund anticipated remaining Project Costs, each of which shall be satisfactory to the Lenders.
3.1.24    Subordination Agreement. The Subordination Agreement shall have been duly recorded and filed (or will be recorded and filed substantially concurrently with the Closing Date) within the applicable land records of each county or jurisdiction in which any of the Gasco JDA Subject Property or any of the Gasco JOA Subject Property (each as defined in the Subordination Agreement) is located.
3.1.25    U.S.A. Patriot Act; Beneficial Ownership Regulation. Each Agent, Lender and LC Issuer shall have received, at least five Banking Days prior to the Closing Date so long as such request was made no less than ten Banking Days prior to the Closing Date, (a) all documentation and other information required by bank regulatory authorities and reasonably requested by it under applicable “know your customer” laws, AML Laws, Sanctions and Anti-Terrorism Laws, including the USA Patriot Act (2001 H.R. 3162 (signed into law October 26, 2001)) (the “Act”), (b) if any Co-Borrower qualifies as a “legal entity customer” within the meaning of the Beneficial Ownership Regulation, a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation (in the form approved by the LSTA) for such Co-Borrower (the “Beneficial Ownership Certification”) and (c) a duly executed copy of each Co-Borrower’s IRS Form W-9 or such other applicable IRS Form.
3.1.26    Equity Contributions. On or prior to the Closing Date, the Borrower Parties shall have caused one or more parent companies of Holdings to have deposited cash common equity contributions to Holdings and, in turn, Holdings shall have contributed such amounts to the Co-Borrowers, and such amounts in an aggregate amount equal to $49,242,000, plus any additional amount required in connection with any Debt Resizing Projections, shall have been deposited in the Construction Account, and such amounts in an aggregate amount equal to $20,000,000 shall have been deposited in the Contingent Equity Account, in each case under the Depositary Agreement.

3.1.27    Water Line Easement and Operating Agreement. The Water Line Easement and Operating Agreement or memorandum thereof shall have been duly recorded and filed (or will be recorded and filed substantially concurrently with the Closing Date) within the land records of Monroe County, Ohio in which the Easement Area (as defined in the Water Line Easement and Operating Agreement) is located.
3.1.28    Payment of Fees. All taxes, fees and other costs payable in connection with the execution, delivery, recordation and filing of the Credit Documents and due on the Closing Date shall have been paid in full or provided for (including out of the proceeds of the Construction Loans on the Closing Date). Co-Borrowers shall have paid (or caused to be paid) or shall pay out of the proceeds of the Construction Loans on the Closing Date all outstanding amounts due as of the Closing Date and owing to (a) the Lenders, Administrative Agent, Collateral Agent, the LC Issuers or the Arranger under any fee or other letter, including without limitation the Fee Letters or pursuant to Section 2.3.1, (b) the Lenders’ attorneys and consultants (including the Independent Consultants) and the Title Insurer for all services rendered and billed prior to the Closing Date, (c) the Depositary Agent under the Depositary Agreement, (d) the attorneys for the Collateral Agent and/or the Depositary Agent and (e) Administrative Agent for any other amounts required to be paid or deposited by Co-Borrowers on the Closing Date.
3.1.29    Funding of Second Lien Loans; Second Lien Credit Documents. The Co-Borrowers: (i) shall have concurrently received and deposited into the Second Lien Loan Proceeds Account in accordance with the Depositary Agreement gross cash proceeds from advances under the Second Lien Facility of not less than 50% of the Second Lien Loan Commitments; and (ii) shall have delivered to the Administrative Agent fully-executed copies of all Second Lien Credit Documents, each in form and substance satisfactory to each Lender.
3.1.30    Solvency Certificate. The Administrative Agent shall have received a certificate, dated as of the Closing Date, duly executed by a financial officer of each Borrower Party, in substantially the form of Exhibit F‑2.
3.1.31    Pre-Closing Project Costs. The Administrative Agent shall have received an executed certificate or other written verification from the Independent Engineer that $100,910,112 shall have been applied to the payment of Project Costs included in the Construction Budget prior to the Closing Date, and each Lender shall have received satisfactory evidence of the foregoing.
3.1.32    Notices to Proceed. The Administrative Agent shall have received a copy of the Notice to Proceed under and as defined in the EPC Contract, and the Notice to Proceed under and as defined in the PIE Contract, each of which shall have been delivered to the relevant counterparty under and in accordance with the EPC Contract and the PIE Contract, respectively.
3.1.33    Funds Flow Memorandum. The Administrative Agent, the Depositary Agent and the Arranger shall have received a copy of the Funds Flow Memorandum, in form and substance satisfactory to such Agents.

3.2    CONDITIONS PRECEDENT TO EACH CONSTRUCTION CREDIT EVENT. The obligation of the Lenders to make each Construction Loan (other than any Construction Loan the proceeds of which are applied in accordance with the Funds Flow Memorandum on the Closing Date, but including, for the avoidance of doubt, any Construction Loan requested by Co-Borrowers as reimbursement for any Drawstop Equity Contribution received by Co-Borrowers, each a “Construction Credit Event”) is subject to the satisfaction of each of the following conditions (unless waived in writing by Administrative Agent with the consent of the Required Lenders):
3.2.1    Construction Requisition and IE Requisition Certificate.
(a)    (x) At least seven Banking Days prior to such date (other than the Closing Date or any date on which Construction Loans are requested only in respect of reimbursement of Drawstop Equity Contributions), Co-Borrowers shall have provided to Administrative Agent, Depositary Agent and Independent Engineer a Construction Requisition certified by a Responsible Officer of the Administrative Borrower (as defined in the Depositary Agreement), dated the date of delivery of such certificate, setting forth the date of the proposed Construction Credit Event (the “Construction Credit Event Date”) and completed to the reasonable satisfaction of Administrative Agent (in consultation with the Independent Engineer) and, provided that, the Required Lenders shall not have reasonably objected to such Construction Requisition in writing during such seven Banking Day period stating that (x) such Construction Requisition does not comply with the requirements of this Agreement or the Depositary Agreement, or (y) an Event of Default or Inchoate Default shall have occurred and is continuing (which writing shall set forth the basis for the claim in clause (x) or (y) (as applicable) in reasonable detail), together with, (i) in the case of payments to be made under the Construction and Equipment Contracts, copies of all documentation related to such payments required to be provided by the relevant contractor to the applicable Co-Borrower under the Construction and Equipment Contracts, (ii) in the case of payments to be made to any other vendors or contractors, copies of all documentation related to such payments required to be provided by such Person to the applicable Co-Borrower under the relevant contract, (iii) in the case of payments to be made to the counterparties pursuant to the Interconnection Agreements a schedule of payments or copies of other appropriate documentation or materials reasonably requested by Administrative Agent to enable it to substantiate the withdrawals and transfers specified in such Construction Requisition and the other matters described therein and (iv) the monthly progress report for the period in respect of which payments are being requested in the applicable Construction Requisition (which may be a prior period) and (y) if Construction Loans are requested to be made to reimburse Holdings for any Drawstop Equity Contributions, at least three Banking Days prior to such date, Co-Borrowers shall have provided to Administrative Agent and Independent Engineer a Notice of Borrowing setting forth the proposed Construction Credit Event Date that sets forth the amount that Co-Borrowers seek in reimbursement of Drawstop Equity Contributions (together with a certification that all such equity contributions were applied in payment of Project Costs included in the Construction Budget) together with all documentation that would have been required in connection with a Borrowing to pay such Project Costs directly from the Construction Account pursuant to the foregoing clauses (x)(i), (ii), (iii) and (iv), as applicable, rather than with the proceeds of equity contributions.

(b)    At least three Banking Days prior to such date (other than the Closing Date), Administrative Agent shall have received an IE Requisition Certificate, dated the date of delivery of such certificate.
3.2.2    Title Policy Endorsements. Title Insurer shall have issued (or shall have irrevocably committed to issue) to Administrative Agent an endorsement to the Title Policy in the form of Exhibit R attached hereto, confirming that Title Insurer has searched the records of the recorder’s office for Monroe County, Ohio on the day prior to the then applicable Construction Credit Event, and no Liens are disclosed by the public records as encumbering the Real Property, except for Permitted Liens and any other Liens as are acceptable to Administrative Agent.
3.2.3    Lien Releases; No Liens. Each Co-Borrower shall have delivered to Administrative Agent to the extent required to be delivered by the applicable counterparty pursuant to the terms of the applicable Major Project Document, duly executed lien releases or waivers from EPC Contractor and, to the extent the aggregate contract price under any contract entered into with a subcontractor or supplier exceeds $1,000,000 for any interim payment or $1,000,000 for any final payment, from each such subcontractor or supplier under the Construction and Equipment Contracts or any other Major Project Document providing for construction services on, or delivery of any equipment or materials to, any Real Property (including any subcontractor or supplier engaged pursuant to a subcontract with a contractor under the EPC Contract other than any such subcontractor or supplier that is not required to deliver such lien waivers by the terms of the EPC Contract) to be paid from funds requested under the related Borrowing, or to be paid from any other funds on deposit in the Construction Account prior to the date of the next Borrowing hereunder, which lien releases or waivers shall each be dated no earlier than the invoice delivered by the applicable counterparty which is to be paid from the requested Borrowing and shall be substantially consistent with any relevant requirements of the applicable Major Project Document and in the form required pursuant to Ohio law. There has not been filed with or served upon any Co-Borrower or the Project (or any part thereof) notice of any Lien, claim of Lien or attachment upon or claim affecting the right to receive payment of any of the moneys payable to any of the Persons named on such request which has not been released or in respect of which a bond or other security reasonably acceptable to Administrative Agent has not been posted or provided or which will not be released with the payment of such obligation out of such Loan other than Permitted Liens.
3.2.4    [Reserved].
3.2.5    Application of Prior Construction Loans. To the extent reasonably requested by Administrative Agent, Co-Borrowers shall have delivered to Administrative Agent and the Independent Engineer evidence reasonably satisfactory to the Independent Engineer that amounts withdrawn from the Construction Account prior to the applicable Credit Event have been applied or set aside to be applied to pay Project Costs.

3.2.6    Available Construction Funds. Co-Borrowers shall have certified through delivery of a Construction Requisition that the Available Construction Funds shall not be less than the aggregate unpaid amount required to cause the Completion Date to occur in accordance with all Legal Requirements and the Major Project Documents prior to the Date Certain and the Independent Engineer shall have confirmed through the delivery of the IE Requisition Certificate that the Available Construction Funds shall not be less than the aggregate unpaid amount required to cause the Completion Date to occur in accordance with all Major Project Documents prior to the Date Certain.
3.2.7    Applicable Permits. All necessary Applicable Permits with respect to the construction and operation of the Project required to have been obtained by a Co-Borrower by the date of such Construction Credit Event from any Governmental Authority shall have been issued and be in full force and effect and not be subject to current legal proceedings or to any unsatisfied conditions (other than any condition which such Co-Borrower reasonably expects to satisfy or cause to be satisfied on or prior to the date such satisfaction is required) that would reasonably be expected to allow material modification or revocation, and all applicable administrative and statutory appeal periods with respect thereto shall have expired. Except as disclosed in Exhibit G-1(a), the Applicable Permits which have been obtained by a Co-Borrower shall not be subject to any restriction, condition, limitation or other provision that would reasonably be expected to have a Material Adverse Effect.
3.3    CONDITIONS PRECEDENT TO TERM CONVERSION.
The occurrence of the Term Conversion Date shall be subject to the satisfaction of the following conditions (unless waived in writing by Administrative Agent with the consent of the Required Lenders):
3.3.1    Notice of Term Conversion. Co-Borrowers shall have delivered a duly executed Notice of Term Conversion to Administrative Agent pursuant to Section 2.1.2(b).
3.3.2    Completion. The Project shall have achieved Completion, as certified in writing by a Responsible Officer of each Co-Borrower in a certificate in the form of Exhibit C-6 attached hereto and confirmed in a certificate from the Independent Engineer in the form of Exhibit C-7 attached hereto. Administrative Agent shall have received a copy of the “Certificate of Substantial Completion” delivered by the EPC Contractor under the EPC Contract.
3.3.3    Acceptable Work; No Liens; Project Costs.
(a)    All work previously done on the Project funded with the proceeds of the Construction Loans has been done in all material respects in accordance with the applicable Major Project Documents. There has not been filed with or served upon any Co-Borrower or the Project (or any part thereof) notice of any Lien or claim of Lien affecting the right to receive payment of any of the moneys payable to any of the Persons named on such request which has not been released or will not be released on the Term Conversion Date by payment or bonding on terms reasonably satisfactory to the Required Lenders, other than Permitted Liens.
(b)    All Project Costs other than Remaining Costs shall have been paid for.
3.3.4    Insurance. All of the insurance required to be in place in respect of the Project under the Operative Documents (including with respect to the operational phase of the Project) shall be in full force and effect in accordance with the terms of this Agreement and Administrative Agent shall have received a certificate from Insurance Consultant, in substantially the form of Exhibit C-8.
3.3.5    Title Policy. Delivery to Administrative Agent of (a) an endorsement to the Title Policy in the form of Exhibit R attached hereto (subject only to Permitted Liens and any other exceptions to title as are acceptable to Administrative Agent) and (b) a date down endorsement to the Title Policy showing no Liens other than Permitted Liens and in form and substance reasonably acceptable to Administrative Agent.
3.3.6    Annual Operating Budget. Co-Borrowers shall have delivered to Administrative Agent and Administrative Agent shall have approved the first Annual Operating Budget in accordance with Section 5.12.2.
3.3.7    Debt Service Reserve Account. Co-Borrowers shall have funded or shall fund on the Term Conversion Date the Debt Service Reserve Account in cash in an amount equal to the DSR Required Balance on such date.
3.3.8    Term Notes. Co-Borrowers shall have delivered duly executed Term Notes (if any) to any Term Lender that shall have requested such Term Notes pursuant to Section 2.1.6 or 9.13.
3.3.9    Regulatory Status. The Administrative Agent shall have received reasonably satisfactory evidence of the effectiveness of PowerCo’s MBR Authority and status as an Exempt Wholesale Generator.
3.3.10    Required Documentation. The Administrative Agent shall have received on or prior to the Term Conversion Date a copy of each Major Project Document executed after the Closing Date (certified by a Responsible Officer of each Co-Borrower as being true, correct and in full force and effect) and any related Consent to the extent required pursuant to Section 5.14, in each case if and to the extent that a copy thereof has not previously been delivered to Administrative Agent.
3.3.11    Production Report. The Administrative Agent shall have received from the Co-Borrowers, no later than 10 Banking Days prior to the Term Conversion Date a certificate (together with reasonable backup information supporting the conclusions stated therein) confirming actual cumulative natural gas production from the Closing Date to the date of delivery of such certificate from all wells at the Production Project (excluding those completed in the 60 days immediately preceding the Term Conversion Date), comparing such recovery to the production profiles attached hereto as Exhibit Q, adjusted for the region where such wells are located, lateral lengths and the time each such well was actually producing, and confirmed by the Petroleum Engineer. If actual cumulative natural gas production is less than 95% of the expected production derived from such exhibit, then all amounts on deposit in the Contingent Equity Account and any amounts available pursuant to Section 3.1(b)(ii)(F) of the Depositary Agreement, not to exceed in the aggregate $20,000,000 will be deposited in the Operating Reserve Account pursuant to the Depositary Agreement, and otherwise such amounts in the Contingent Equity Account shall be transferred in accordance with Section 3.14(b)(ii)(y) of the Depositary Agreement. For the avoidance of doubt, if the lateral length or time period is not specifically defined on Exhibit Q, the lateral length or time period will be linearly adjusted based on the two nearest data points in Exhibit Q.
3.3.12    Term Conversion Date Withdrawals.
(a)    Administrative Agent shall have received, at least five Banking Days prior to the proposed Term Conversion Date, Co-Borrowers’ reasonably detailed calculations of the amount of the Final Drawing, and the payments and transfers to be applied pursuant to this Section 3.3.12, in each case, in form and substance reasonably satisfactory to Administrative Agent, acting in consultation with the Independent Engineer.
(b)    On the Term Conversion Date, Co-Borrowers will make, or cause to be made, the final drawing of Construction Loans in an amount up to the remaining Construction Loan Commitment (such drawing, the “Final Drawing”), and apply such Final Drawing to the transfers and disbursements as provided in, and in accordance with, Section 3.1(b) of the Depositary Agreement.
3.3.13     Applicable Permits.
(a)    Delivery to the Administrative Agent of a copy of each Applicable Permit not previously delivered pursuant to Section 3.1.22 on the Closing Date, and any modification or reissuance of such Applicable Permits previously delivered pursuant to Section 3.1.22 on the Closing Date.
(b)    Each Applicable Permit shall be in full force and effect in all material respects and not be subject to current legal proceedings or to any Unsatisfied Conditions that would reasonably be expected to have a Material Adverse Effect, and all applicable administrative and statutory appeal periods with respect thereto shall have expired. The Applicable Permits shall not be subject to any restriction, condition, limitation or other provision which would reasonably be expected to have a Material Adverse Effect or result in the Project being required to operate in a manner materially inconsistent with the assumptions underlying the Base Case Projections.
3.3.14    LC Loans. No LC Loans shall be outstanding.

3.3.15    As-Built Surveys. Delivery to Administrative Agent of an A.L.T.A. As-Built Survey (or other survey approved by Administrative Agent (at the direction of the Required Lenders) (such approval not to be unreasonably withheld or delayed) or the most recent draft of any such A.L.T.A. As-Built Survey or other survey approved by the Administrative Agent acting reasonably in the event the final version of such survey is not yet available) of the Site and the Easements (with respect to the Easements, such surveys to be of the same quality as any surveys delivered on or prior to the Closing Date), reasonably satisfactory in form and substance to Administrative Agent (at the direction of the Required Lenders), reasonably current and certified to Administrative Agent, Collateral Agent, Co-Borrowers and Title Insurer by a surveyor licensed in the state where the Project is located and reasonably satisfactory to the Lenders, showing (A) as to the Site and the Easements, the location and dimensions thereof, including (i) the location of all means of access thereto and all easements relating thereto and (ii) showing the perimeter within which all foundations are or are to be located; (B) the existing utility facilities servicing the Project (including water, electricity, gas, telephone, sanitary sewer and storm water distribution and detention facilities); (C) other than Permitted Liens, that the location of the Project is in material compliance with all applicable building and setback lines, that the improvements are in material compliance with all applicable building and setback lines and do not encroach or interfere with adjacent property or existing easements or other rights (whether on, above or below ground) unless such encroachments or interferences are otherwise permitted, and that there are no material gaps, gores, projections, protrusions or other material survey defects; (D) whether the Site or the Easements or any portion thereof is located in a flood hazard zone; and (E) that there are no other matters constituting a material defect in title other than Permitted Liens; provided that the matters described in clauses (A)(ii) and (D) above may be shown by separate maps, surveys or other information reasonably satisfactory to Administrative Agent (at the direction of the Required Lenders).
3.3.16    Casualty Event and Event of Eminent Domain. No Casualty Event, Event of Eminent Domain or Title Event shall have occurred and not been resolved or corrected pursuant to a completed Restoration Action (as defined in the Depositary Agreement) in accordance with the Depositary Agreement to the extent that such Casualty Event, Event of Eminent Domain or Title Event would reasonably be expected to have an impact on the Project of more than $25,000,000 or prevent the Project from operating in a safe manner or in all material respects accordance with the requirements of the Project Documents.
3.4    CONDITIONS PRECEDENT TO EACH CREDIT EVENT. Each Construction Credit Event, each Construction Loan requested by Co-Borrowers, the obligation of any LC Issuer to issue or extend (unless such extension is pursuant to Section 2.2.4(c) above) any Letter of Credit, the obligation of any LC Issuer to increase or reinstate the amount of any Letter of Credit and the conversion of the Construction Loans to Term Loans (each, a “Credit Event”) is subject to the satisfaction of the following conditions (unless waived in writing by Administrative Agent with the consent of the Required Lenders):

3.4.1    Notice of Borrowing or Notice of LC Activity. (i) If such Credit Event is a Borrowing of Construction Loans, Administrative Agent shall have received a Notice of Borrowing as and when required by Section 2.1.1(b) and (ii) if such Credit Event is the issuance of, extension of, or increase in the stated amount of, a Letter of Credit, the applicable LC Issuer and Administrative Agent shall have received a Notice of LC Activity as and when required by Section 2.2.4(a).
3.4.2    Representations and Warranties. Each representation and warranty made by a Co-Borrower in any of the Credit Documents shall be true and correct in all material respects (except for any representations and warranties qualified by materiality or Material Adverse Effect in which case such representations and warranties shall be true and correct in all respects) as if made on the date of such Credit Event, unless such representation or warranty expressly relates solely to an earlier date (in which case such representation or warranty shall be true and correct as of such earlier date).
3.4.3    No Default. No Event of Default or Inchoate Default shall have occurred and be continuing or will result from such Credit Event.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES
Each of Holdings and each Co-Borrower makes the following representations and warranties to and in favor of each Agent, each Lender and each LC Issuer as of the Closing Date (unless such representation and warranty expressly relates solely to an earlier date, in which case, such representation and warranty is made as of such earlier date) and as of the date of each Credit Event (unless such representation and warranty expressly relates solely to an earlier date, in which case, such representation and warranty is made as of such earlier date):
4.1    ORGANIZATION; OWNERSHIP OF SECURITIES.
4.1.1    Each such Borrower Party is (a) duly organized or formed, validly existing and in good standing under the laws of its jurisdiction of organization or formation, and (b) is duly qualified as a foreign company, and is in good standing, in each other jurisdiction in which such qualification is required by law, except, in the case of this clause (b) only, where the failure to so qualify or be in good standing would not reasonably be expected to have a Material Adverse Effect. Each such Borrower Party has all requisite limited liability company power and authority to (i) own or hold under lease and operate the property it purports to own or hold under lease, (ii) carry on its business as now being conducted and as now proposed to be conducted, (iii) execute, deliver and perform each Operative Document to which it is a party, including, without limitation, to borrow and otherwise obtain credit under this Agreement, and (iv) take each action as may be necessary to consummate the transactions contemplated under the Operative Documents.

4.1.2    Except to the extent provided in the Depositary Agreement with respect to the Co-Borrowers, (a) each such Borrower Party’s funds and assets are not, and will not be, commingled with those of any other entity and (b) no such Borrower Party has entered into any material transactions or conducted any material business unrelated to the transactions contemplated by the Operative Documents and the development, construction, ownership, operation and maintenance of the Project (including the acquisition of gas interests in compliance with the terms of this Agreement).
4.1.3    100% of the Securities of each Co-Borrower are owned directly by Holdings, all of which Securities are owned free and clear of all Liens other than the Liens created pursuant to the Guaranty and Security Agreement, the Liens created pursuant to the Guaranty and Security Agreement (as defined in the Second Lien Credit Agreement) (which Liens shall at all times be subject to the Intercreditor Agreement) and any non-consensual Permitted Liens for Taxes to the extent incurred pursuant to Governmental Rule. Holdings is the sole member of each Co-Borrower.
4.2    AUTHORIZATION; NO CONFLICT.
4.2.1    Each such Borrower Party has duly authorized, executed and delivered each Operative Document to which such Borrower Party is a party and the transactions contemplated thereunder (including, without limitation, the borrowings and the granting of Liens and guarantees pursuant to the Credit Documents) and neither any Borrower Party’s execution, delivery or performance of the Operative Documents nor its consummation of the transactions contemplated thereby nor its compliance with the terms thereof (a) does or will contravene or violate any of any such Borrower Party’s Governing Documents, (b) does or will contravene or violate in any respect any Legal Requirement applicable to or binding on any such Borrower Party or any of its properties or assets, (c) does or will contravene in any material respect or result in any material breach of or constitute any material default under, or result in or require the creation or imposition of any Lien (other than Permitted Liens) upon any of its property or assets (whether now owned or existing or hereafter acquired or arising) under, any of the Major Project Documents, (d) does or will contravene or result in any breach of or constitute any default under, or result in or require the creation or imposition of any Lien (other than Permitted Liens) upon any of its property or assets (whether now owned or existing or hereafter acquired or arising) under any other agreement or instrument to which it is a party or by which it or any of its properties or assets may be bound or affected, or (e) does or will require any material consent or approval of any Person, and with respect to any Governmental Authority, does or will require any material registration with, or notice to, or any other action of, with or by any applicable Governmental Authority, in each case which has not already been obtained and disclosed in writing to Administrative Agent (except (i) any Permits that are not yet Applicable Permits, (ii) such as are required by securities, regulatory or applicable law in connection with an exercise of remedies, (iii) as set forth on Exhibit G‑1(a) or Exhibit G-1(b) and the filing of any applicable renewal, extension or reissuance documentation in respect thereof or (iv) otherwise provided in Section 4.9) or, in the cases of clauses (b) or (d) above, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
4.3    ENFORCEABILITY. Each of the Operative Documents to which any such Borrower Party is a party is a legal, valid and binding obligation of such Borrower Party, enforceable against such Borrower Party in accordance with its terms, except to the extent that enforceability may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or other similar laws affecting the enforcement of creditors’ rights, (b) the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or (c) implied covenants of good faith and fair dealing.
4.4    COMPLIANCE WITH LAW. (a) (i) As of the Closing Date, there are no material violations by any such Borrower Party of any currently applicable Legal Requirement (other than any Environmental Laws, which such laws are the subject of Section 4.10) and (ii) as of the date of each Credit Event occurring after the Closing Date, there are no violations by any such Borrower Party of any currently applicable Legal Requirement (other than any Environmental Laws, which such laws are the subject of Section 4.10), except in the case of clause (a)(ii) as would not reasonably be expected to result in a Material Adverse Effect, and (b) as of the Closing Date, no notices of any material violation of any currently applicable Legal Requirement (other than any Environmental Laws, which such laws are the subject of Section 4.10) relating to the Project, the Site or the Easements have been issued, entered or received by any Co-Borrower.
4.5    BUSINESS, CONTRACTS, JOINT VENTURES ETC.
4.5.1    No such Borrower Party is a party to, nor is it or any of its properties or assets bound by, any material contract other than the Operative Documents to which it is a party.
4.5.2    No such Borrower Party is a general partner or a limited partner in any general or limited partnership or a joint venturer in any Joint Venture; provided that GasCo shall not be considered to be a joint venturer in any Joint Venture solely because it is party to a Joint Operating Agreement or Joint Development Agreement in respect of Gas Properties.
4.5.3    (a) No Co-Borrower has any Subsidiaries and (b) Holdings has no Subsidiaries other than the Co-Borrowers.
4.5.4    Each Co-Borrower maintains separate books of account from the Holdings and all other Persons. Holdings maintains separate books of account from all other Persons.
4.5.5    Each such Borrower Party conducts its business solely in its own name in a manner not misleading to other Persons as to its identity.

4.5.6    The liabilities of each Co-Borrower are readily distinguishable from the liabilities of Holdings and all other Persons. The liabilities of Holdings are readily distinguishable from the liabilities of all other Persons.
4.5.7    No Co-Borrower has deposit or other accounts other than as created or permitted under the Depositary Agreement (including the Local Checking Accounts) and such accounts are separate from the bank accounts of the Holdings and all other Persons. Holdings has no deposit or other accounts, other than the Holdings Project Account.
4.5.8    No such Borrower Party has any employees.
4.6    ADVERSE CHANGE.
4.6.1    As of the Closing Date, since September 30, 2018, no event or circumstance has occurred and is continuing which has had or could reasonably be expected to have a Material Adverse Effect.
4.6.2    As of the date of each Credit Event made after the Closing Date, since the Closing Date, no event or circumstance has occurred and is continuing which has had or would reasonably be expected to have a Material Adverse Effect.
4.7    INVESTMENT COMPANY ACT. No such Borrower Party is an investment company or a company controlled by an investment company, within the meaning of the Investment Company Act of 1940, as amended.
4.8    ERISA. There are no Plans or Multiemployer Plans. None of the Borrower Parties or any ERISA Affiliate has had a complete or partial withdrawal from any Multiemployer Plan that has resulted or would reasonably be expected to result in a liability under ERISA, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
4.9    PERMITS.
4.9.1    As of the Closing Date, there are no material Permits under existing Legal Requirements as the Project is currently designed that are or will become Applicable Permits other than the Permits listed in Exhibits G‑1(a) and G‑1(b).
4.9.2    Except as disclosed in Exhibit G‑1(a) (as such Exhibit may be supplemented by Co-Borrowers to reflect any Change of Law or the issuance of any Permit after the Closing Date) or as otherwise would not reasonably be expected to constitute, or result in, a Material Adverse Effect, each Permit listed in Exhibit G‑1(a) and required to be obtained by or on behalf of any such Borrower Party in order to construct, develop, maintain and operate the Project is issued in the name of the applicable Co-Borrower (or is specified on Exhibit G-1(a) as being held by an Affiliate of the Co-Borrowers identified therein, and will be transferred to the applicable Co-Borrower no later than three months following the Closing Date), in full force and effect and is not subject to any current legal proceeding or Unsatisfied Condition, and all applicable administrative and statutory appeal periods with respect thereto have expired.

4.9.3    No fact or circumstance exists, to each such Borrower Party’s Knowledge, which makes it reasonably expected that any Permit identified in Exhibit G‑1(b) shall not be obtainable by or on behalf of any such Borrower Party before it becomes an Applicable Permit without expense to any such Borrower Party materially in excess of amounts provided therefor in the then-current Construction Budget or Annual Operating Budget, as the case may be.
4.9.4    Except as would otherwise reasonably be expected to constitute, or result in, a Material Adverse Effect, each such Borrower Party is in compliance with its respective Applicable Permits.
4.10    HAZARDOUS SUBSTANCES AND ENVIRONMENTAL LAWS.
4.10.1    Except as set forth in Exhibit G‑3: (a) no such Borrower Party has received, in the past five years, any unresolved written notice from any Governmental Authority that, with respect to the Project, the Easements, Improvements or other Mortgaged Property, it is or has in the past been in violation of any Environmental Law in any material respect, (b) neither any such Borrower Party nor, to each such Borrower Party’s Knowledge, any other Person has used, Released, generated, manufactured, produced or stored in, on, or under the Project, the Easements, Improvements or other Mortgaged Property, or transported thereto or therefrom, any Hazardous Substances in violation in any material respect of or as would not reasonably be expected to result in material liability under Environmental Laws by any Borrower Party, (c) to each such Borrower Party’s Knowledge, there are no underground tanks, whether operative or temporarily or permanently closed, asbestos-containing materials, or lead-based paint products located on the Project, the Easements, Improvements or other Mortgaged Property that could reasonably be expected to subject any Secured Party or any Borrower Party to material liability under any Environmental Law, and (d) except as disclosed in writing to Administrative Agent, no such Borrower Party is conducting or funding any material investigation, remediation, remedial action or cleanup of any Hazardous Substances.
4.10.2    Except as set forth on Exhibit G‑2, to each such Borrower Party’s Knowledge, there is no pending or threatened Environmental Claim by any Governmental Authority (including U.S. Army Corps of Engineers and U.S. Environmental Protection Agency) or any non-governmental third party with respect to the presence or Release of Hazardous Substances in, on, from or to the Site, the Easements, Improvements or other Mortgaged Property, or any alleged noncompliance with Environmental Laws or Permits, in each case that would reasonably be expected to have a Material Adverse Effect.
4.10.3    (A) The Project and the activities of Co-Borrowers with respect to the construction, development and operations of the Project are in compliance with Environmental Laws (including any Permits issued pursuant thereto), (B) the Project and the activities of Co-Borrowers with respect to the construction, development and operations of the Project have been in compliance with Environmental Laws (including any Permits issued pursuant thereto), and (C) to each such Borrower Party’s Knowledge, there are no facts or circumstances that would reasonably be expected to result in a failure to obtain any Permits required under Environmental Law with respect to the Project construction, development and operations, other than, in the case of each of clauses (A) and (B), any failure to so comply where such failure did not have or would not reasonably be expected to have a Material Adverse Effect.
4.11    LITIGATION.
(a)    Except as set forth on Exhibit G‑2, as of the Closing Date, no legal action, suit, investigation, litigation or proceeding is pending or threatened in writing to a Co-Borrower in any court or before any arbitrator or Governmental Authority against or related to the Project or any Co-Borrower seeking damages in excess of $2,000,000 or injunctive relief or seeking to enjoin or impair the consummation of the transactions consummated by the Operative Documents.
(b)    Except as set forth on Exhibit G‑2, no such Borrower Party has any Knowledge of any order, judgment or decree that has been issued or proposed to be issued by any Governmental Authority that, as a result of the leasing, ownership, development, construction, operation or maintenance of the Project by any such Borrower Party, the sale of electricity therefrom by any such Borrower Party or the entering into of any Operative Document or any transaction contemplated hereby or thereby, could reasonably be expected to cause or deem the Lenders, Administrative Agent, Collateral Agent, Depositary Agent, the LC Issuers, the Arranger or any Affiliate thereof or any such Borrower Party to be subject to, or not exempted from, regulation under PUHCA, or treated as a public utility under Chapter 4905 of the Ohio Revised Code and any regulations promulgated thereunder, respecting the rates or the financial or organizational regulation of electric utilities, provided that any exercise of remedies under the Credit Documents or the Second Lien Credit Documents that results in the direct or indirect ownership of the Project by any Secured Party or any of its Affiliates may subject such Secured Party and its Affiliates to regulation under PUHCA, the FPA or any state law or regulation respecting the rates of electric utilities or the financial and organizational regulation of electric utilities.
(c)    As of the date of each Credit Event occurring after the Closing Date, no action, suit, proceeding or investigation has been instituted or, to each such Borrower Party’s Knowledge, threatened in writing against any such Borrower Party, which has had or would reasonably be expected to have a Material Adverse Effect.
4.12    LABOR DISPUTES AND ACTS OF GOD. Neither the business nor the properties of any such Borrower Party are currently affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy, or other casualty (whether or not covered by insurance) that (a) as of the Closing Date, is material to the Borrower Parties, or (b) after the Closing Date, would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.
4.13    PROJECT DOCUMENTS. As of the Closing Date, (i) a copy of each Project Document executed on or prior to such date (other than leases and other conveyance instruments in respect of the Gas Properties) has been delivered to Administrative Agent, (ii) the Project

Documents delivered to Administrative Agent as of the Closing Date constitute all the material contracts to which any Co-Borrower is a party on or prior to the Closing Date, (iii) except as set forth on Exhibit G-5, each of the Project Documents is in full force and effect, and no Co-Borrower is in material default of any term or provision thereof and, to each Co-Borrower’s Knowledge, no other party is in material default thereunder and (iv) except as set forth on Exhibit G-5 or in the definition of such Project Document, none of the Project Documents as delivered to Administrative Agent has been further amended, modified or terminated. Holdings is not a party to any Project Document.
4.14    DISCLOSURE All information (other than the Project Schedule, Annual Operating Budget, Base Case Projections, other forecasts, prospective budgets, projections and other forward-looking information and information of a general economic or industry nature, and reports prepared by third party consultants (but not the information (for the avoidance of doubt, excluding any professional opinions and conclusions by such third party consultants) on which such reports are based to the extent such information was furnished or prepared by or on behalf of the Co-Borrowers or Parent (or their respective Affiliates)) provided in connection with the transactions contemplated by this Agreement) furnished, made available, prepared or approved by or on behalf of Co-Borrowers, Parent or their respective Affiliates to the Arranger, the Agents, or the Lenders, or to any Independent Consultant in connection with the transactions contemplated by this Agreement or the other Credit Documents when taken as a whole (at the time of delivery or verification thereof), is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not materially misleading in light of the circumstances under which such statements were made.
4.15    TAXES.
(a)    Each Borrower Party has timely filed, or caused to be timely filed, all federal and other material tax returns and reports required to have been filed by it, has paid, or caused to be paid, all material taxes, assessments, utility charges, fees and other governmental charges (including any interest, additions to tax or penalties applicable thereto) it is required to pay to the extent due (other than Permitted Liens) and there is no proposed tax assessment against any such Borrower Party proposed to such Borrower Party in writing or, to any such Borrower Party’s Knowledge, threatened;
(b)    No Borrower Party has ever been treated as an entity other than a partnership or a disregarded entity for federal, state, local or foreign income or franchise tax purposes and no Borrower Party has ever been subject to any material entity-level tax for federal, state, local or foreign income or franchise tax purposes;
(c)    (i) No tax Liens have been filed with respect to the assets of any Borrower Party, and no unresolved claim has been asserted in writing with respect to (y) any taxes as of the Closing Date or (z) any material taxes as of the date of each Credit Event occurring after the Closing Date of any Borrower Party and (ii) as of the Closing Date, no waiver or agreement by any Borrower Party is in force for the extension of time for the assessment or payment of any tax, and no request for any such extension or waiver is currently pending;

(d)    As of the Closing Date, there is no ongoing, pending or to any Borrower Party’s Knowledge, threatened, audit or investigation by any taxing authority of any Borrower Party, and there has been no adjustment proposed in writing by any taxing authority. As of the date of each Credit Event occurring after the Closing Date, there is no ongoing, pending or, to any Borrower Party’s Knowledge, threatened, audit or investigation by any taxing authority of any Borrower Party, and there has been no adjustment proposed in writing by any taxing authority, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and
(e)    No Borrower Party is a party to any tax sharing arrangement or similar agreement or arrangement (whether or not written) pursuant to which it may have an obligation to make any payments after the Closing Date other than an agreement, (i) the parties to which include no Person other than the Borrower Parties or (ii) with one or more non-Affiliate third parties made in the ordinary course of business, the primary subject of which is not tax.
4.16    GOVERNMENTAL REGULATION.
4.16.1    None of the Agents or any Lender, nor any Affiliate of any of them will, solely as a result of the construction, ownership, development, maintenance, leasing or operation of the Project by any Borrower Party, the sale of electricity, capacity or ancillary services therefrom by any Co-Borrower or the entering into any Operative Document in respect of the Project or any transaction contemplated hereby or thereby, be subject to, or not exempt from, regulation under the FPA or PUHCA or under state laws and regulations respecting the rates or the financial or organizational regulation of electric utilities, provided that any exercise of remedies under the Credit Documents or the Second Lien Credit Documents that results in the direct or indirect ownership of the Project by any Secured Party or any of its Affiliates may subject such Secured Party and its Affiliates to regulation under PUHCA, the FPA or any state law or regulation respecting the rates of electric utilities or the financial and organizational regulation of electric utilities.
4.16.2    PowerCo is an Exempt Wholesale Generator. None of the Borrower Parties or any of their respective Subsidiaries is (a) subject to, or not exempt from, regulation (i) as a “holding company” or an “affiliate” of a “holding company” or a “subsidiary company” of a “holding company” within the meaning of PUHCA or the implementing regulations of FERC, other than, in the case of PowerCo, with respect to the compliance requirements of an Exempt Wholesale Generator or a holding company that is a “holding company” within the meaning of PUHCA solely by virtue of its ownership interests in Exempt Wholesale Generators, or (ii) by FERC as a “natural gas company” under the NGA, or (b) subject to and not exempt from, whether or not a specific exemption has been granted, financial, organizational or rate regulation under Chapter 4905 of the Ohio Revised Code and any regulations promulgated thereunder as a public utility, gas distribution company, electric utility, electric light company or a holding company of any of the foregoing.

4.16.3    Solely with respect to Credit Events occurring before the Generating Project, including related interconnection facilities, is energized or PowerCo has MBR Authority, no Borrower Party is subject to regulation as a public utility under the FPA. Solely with respect to Credit Events occurring upon or after the Generating Project, including related interconnection facilities, is energized: (i) PowerCo is a public utility under the FPA with authorization to sell electric energy, capacity and ancillary services at market-based rates, with all waivers and blanket authorizations typically granted by FERC to generators with market-based rate authorization under Section 205 of the FPA, including blanket authorizations under Section 204 of the FPA (“MBR Authority”); (ii) PowerCo’s FERC Electric Tariff is effective, and its MBR Authority is in full force and effect, not subject to any pending challenge, rehearing or appeal, or, to any Borrower Party’s Knowledge, any investigation by FERC; (iii) neither GasCo nor Holdings is subject to regulation as a public utility under the FPA or as a “natural gas company” under the NGA; and (iv) to each such Borrower Party’s Knowledge, neither any such Borrower Party nor the Project or any portion thereof is subject to a pending investigation by FERC, the Commodity Futures Trading Commission, an independent system operator or regional transmission operator or the market monitor thereof, or any state agency, attorney general or consumer counsel.
4.16.4    As of the Closing Date, except as set forth on Exhibits G-1(a) or G-1(b), no consent, notice, approval or other Governmental Authorization or Permit to be obtained by or on behalf of a Borrower Party necessary for the operation of the Project or any portion thereof or the entering into any Operative Document in respect of the Project or any transaction contemplated hereby or thereby, as such Project is then constructed, is required from FERC or any state Governmental Authority with jurisdiction over (i) sales of electric energy or the transmission of electric energy or (ii) sales or transportation of natural gas in connection with any of the transactions contemplated hereby or by any other Operative Document.
4.16.5    As of the date of each Credit Event occurring after the Closing Date, to each Co-Borrower’s Knowledge, there is no order, judgment or decree that has been issued or proposed to be issued by any Governmental Authority that, as a result of the ownership, leasing, development, construction, operation or maintenance of the Project by any Co-Borrower, the sale of electricity therefrom by any Co-Borrower or the entering into of any Operative Document or any transaction contemplated hereby or thereby, would reasonably be expected to cause or deem the Lenders, the Agents, the LC Issuers, the Arranger or any Affiliate of any of them to be subject to, or not exempted from, regulation under PUHCA the FPA, or the NGA or treated as a public utility under Chapter 4905 of the Ohio Revised Code and any regulations promulgated thereunder, respecting the rates or the financial or organizational regulation of electric utilities.
4.17    REGULATION U, ETC. No such Borrower Party is engaged principally, or as one of its principal activities, in the business of extending credit for the purpose of “buying”, “carrying” or “purchasing” margin stock (each as defined in Regulations T, U or X of the Federal Reserve Board), and no part of the proceeds of the Loans or the Project Revenues will be used, directly or indirectly, by any such Borrower Party for the purpose of “buying”, “carrying” or “purchasing” any such margin stock or for any other purpose which violates the provisions of the regulations of the Federal Reserve Board.
4.18    PROJECTIONS; RESERVE REPORT.
(a)    (i) As of the Closing Date, the Construction Budget, Project Schedule and the Base Case Projections provided in connection with the transactions contemplated by this Agreement that have been made available to the Arranger, the Agents and the Lenders (or any of the foregoing) on or prior to the Closing Date by or on behalf of any Co-Borrower, Holdings, any Affiliate thereof or any representative of the foregoing have been prepared in good faith based upon assumptions that are reasonable at the time made and at the time made available to the Arranger, the Agents and the Lenders, and are consistent in all material respects with the Operative Documents; and (ii) the Annual Operating Budget provided in connection with the transactions contemplated by this Agreement that has been made available to the Arranger, the Agents and the Lenders by or on behalf of any Co-Borrower, Holdings, any Affiliate thereof or any representative of the foregoing after the Closing Date has been prepared in good faith based upon assumptions that are reasonable at the time made and at the time made available to the Arranger, the Agents and the Lenders. and are consistent in all material respects with the Operative Documents;
in each case, it being understood and agreed that such Construction Budget, Project Schedule, Annual Operating Budget, Base Case Projections and other projections are not a guaranty of performance, are based upon a number of estimates and assumptions and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Borrower Parties, and that actual results may differ therefrom and such differences may be material and no Borrower Party makes any representation or warranty as to the attainability of such Construction Budget, Project Schedule, Annual Operating Budget, Base Case Projections and other projections or as to whether such Construction Budget, Project Schedule, Annual Operating Budget, Base Case Projections and other projections will be achieved.
(b)    To each such Borrower Party’s Knowledge, (i) all factual information furnished by any such Borrower Party to the applicable Independent Consultant for use in the preparation of the Reserve Report was accurate at the time furnished in all material respects, and (ii) there has been no decrease in the amount of the estimated Proved Reserves shown in the Reserve Report since the date thereof, except for changes which have occurred as a result of production in the ordinary course of business.
4.19    FINANCIAL STATEMENTS. In the case of each financial statement of Holdings and each Co-Borrower and accompanying information delivered by Holdings and each Co-Borrower under Section 3.1.12 or Section 5.5, each such financial statement and information has been prepared in conformity with GAAP and fairly presents, in all material respects, the financial position of Holdings and each Co-Borrower, respectively, for the applicable period then ended, subject, if applicable, in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments and the absence of footnote disclosure. As of the end of the applicable period presented in the most recent financial statements delivered by Holdings and each Co-Borrower under Section 3.1.12 or Section 5.5, there are no material liabilities, direct or contingent, of the Co-Borrowers required to be shown under GAAP, except as have been disclosed in such financial statements.
4.20    NO DEFAULT. No Event of Default or Inchoate Default has occurred and is continuing.
4.21    ORGANIZATIONAL ID NUMBERS. PowerCo’s organizational identification number is DE #6923400. GasCo’s organizational identification number is DE #6675398. Holdings’s organizational identification number is #7050851.
4.22    TITLE AND LIENS.
4.22.1    Except as set forth on Exhibit G-9, PowerCo has (i) a good and marketable fee simple interest in the Site, and (ii) a valid easement interest in the Easements, and (iii) good, legal and valid title to or interest in all other material Collateral except for Gas Properties (which are covered solely by Sections 4.22.4, 4.22.5, 4.22.6 and 4.22.7), in each case free and clear of all Liens other than Permitted Liens. As of the Closing Date, (x) no portion of the improvements on the Real Property has suffered any material damage by fire or other casualty loss that has not heretofore been repaired and restored in all material respects and (y) PowerCo has not received any written notice of, nor has any Knowledge of, any pending or threatened condemnation proceeding affecting the Real Property or any sale or disposition thereof in lieu of condemnation. Except as set forth on Exhibit G-9, GasCo owns no Real Property or any interest therein.
4.22.2    Other than pursuant to the terms of the Joint Development Agreement and Joint Operating Agreements, no Co-Borrower is obligated under any right of first refusal, option or other contractual right to sell, assign or otherwise dispose of any Real Property or any interest therein.
4.22.3    No Co-Borrower has suffered, permitted or initiated the joint assessment of any Real Property owned by it with any other real property constituting a separate tax lot. Each parcel of Real Property owned by a Co-Borrower is composed of one or more parcels, each of which constitutes a separate tax lot and none of which constitutes a portion of any other tax lot; provided that, for the avoidance of doubt, it is noted that any easement rights are not separate tax lots.
4.22.4    Each Co-Borrower has defensible title to its Gas Properties which constitute Proved Reserves, except to the extent any lack of defensible title does not in the aggregate detract in any material respect from the value or use of the Gas Properties in connection with the Project, and good and defensible title to all of the Gas Properties which constitute, for applicable state law purposes, “personal” or “movable” property, in each case except for Permitted Liens. The Mortgaged Properties include all Gas Properties owned by Co-Borrowers.
4.22.5    The quantum and nature of any interest in and to the Gas Properties of any Co-Borrower as set forth in the most recent Reserve Report includes the entire interest of such Co-Borrower in such Gas Properties as of the date of such applicable Reserve Report, and subject to customary limitations and qualifications set forth in the Reserve Report are complete and accurate in all material respects as of the date of such applicable Reserve Report; and there are no “back-in” or “reversionary” interests held by third parties which could materially reduce the interest of such Co-Borrower in such Gas Properties except as reflected in the most recent Reserve Report. The ownership of the Gas Properties by a Co-Borrower entitles such Co-Borrower in all material respects to the share of the Hydrocarbons produced therefrom or attributable thereto set forth as such Co-Borrower’s “net revenue interest” in the most recent Reserve Report and does not in any material respect obligate such Co-Borrower to bear the costs and expenses relating to the maintenance, development or operations of any such Gas Property in an amount materially in excess of the “working interest” of such Co-Borrower in each Gas Property set forth in the most recent Reserve Report.
4.22.6    Each Co-Borrower’s marketing, gathering, transportation, processing and treating facilities and equipment, if any, together with any marketing, gathering, transportation, processing and treating contracts in effect between Co-Borrowers, on the one hand, and any other Person, on the other hand, are sufficient in all material respects to gather, transport, process or treat, reasonably anticipated volumes of production of Hydrocarbons from the Gas Properties, and all related charges are accurately reflected and accounted for in all material respects in each Reserve Report delivered to the Administrative Agent pursuant to this Agreement.
4.22.7    The Hydrocarbon Interests and operating agreements attributable to the Gas Properties are in full force and effect in all material respects in accordance with their terms. All rents, royalties and other payments due and payable under such Hydrocarbon Interests and operating agreements have been properly and timely paid in all material respects.
4.23    INTELLECTUAL PROPERTY. Borrower Parties own, possess or have entered into contracts with others who possess all material licenses, permits, franchises, authorizations, patents, copyrights, service marks, trademarks and trade names, or rights thereto, that are necessary for the ownership and operation of the Project in accordance with the Credit Documents and the Project Documents, without known conflict with the rights of others.
(a)    No material product of any such Borrower Party infringes in any material respect any license, permit, franchise, authorization, patent, copyright, service mark, trademark, trade name or other right owned by any other Person.
(b)    To each such Borrower Party’s Knowledge, there is no material violation by any Person of any right of any such Borrower Party with respect to any patent, copyright, service mark, trademark, trade name or other right owned or used by any such Borrower Party.
4.24    COLLATERAL. The Liens granted to Collateral Agent (for the benefit of the Secured Parties) pursuant to the Collateral Documents (a) constitute as to personal property included in the Collateral a valid security interest and (b) constitute as to the Mortgaged Property included in the Collateral, upon recording of the Mortgages in the filing office identified in Exhibit D, a valid lien of record and security interest in the Mortgaged Property. The security interest granted to Collateral Agent (for the benefit of the Secured Parties) pursuant to the Collateral Documents in the Collateral consisting of personal property will be perfected (i) with respect to any property that can be perfected by filing, upon the filing of financing statements in the filing office identified in Exhibit D, (ii) with respect to any property that can be perfected by control, upon execution of the Control Agreements or the Depositary Agreement, as applicable, and (iii) with respect to the Pledged Equity and any other property (if any) that can be perfected by possession, upon Collateral Agent receiving possession thereof, and in each case such security interest will be, as to Collateral perfected under the UCC or otherwise as aforesaid and to the extent provided in the UCC, superior and prior to the rights of all third Persons now existing or hereafter arising whether by way of Lien, assignment or otherwise, except (1) Permitted Liens described in clause (a) of the definition of “Permitted Liens”, and (2) to the extent required by Governmental Rule, those matters described in clauses (b), (c), (d), (e), (h), (k), (n), (o), (p), (q) (to the extent such Lien replaces a Lien of the type described in this clause) and (v) of the definition of “Permitted Liens” or pursuant to customary commercial terms in the applicable leases or other contracts, those Permitted Liens described in clauses (f), (g), (h), (i), (j), (l), (q) (to the extent such Lien replaces a Lien of the type described in this clause) and (s) of the definition thereof. Subject to Section 5.13.3, except to the extent possession of portions of the Collateral is required for perfection and except in respect of the Mortgages (which will be recorded along with the associated UCC fixture filings in the recorder’s office identified in Exhibit D as soon as reasonably practicable after the Closing Date), all such action as is necessary has been taken to establish and perfect Collateral Agent’s rights in and to the Collateral in existence on such date to the extent Collateral Agent’s security interest can be perfected by filing, including any recording, filing, registration, giving of notice or other similar action. As of the Closing Date, no filing, recordation, re-filing or re-recording other than those listed on Exhibit D is necessary to perfect and maintain the perfection of the interest, title or Liens of the Collateral Documents, and on the Closing Date (or, in respect of the Mortgages and associated UCC fixture filings, as soon as reasonably practicable thereafter), all such filings or recordings will have been made to the extent Collateral Agent’s security interest can be perfected by filing. Each Co-Borrower has properly delivered or caused to be delivered, or provided control, to Collateral Agent or Depositary Agent with respect to all Collateral that permits perfection of the Lien and security interest described above by possession or control.
4.25    SUFFICIENCY OF PROJECT DOCUMENTS.
4.25.1    Except as set forth on Exhibit G-11, PowerCo’s interests in the Site and Easements:
(a)    comprise all of the real property interests for the ownership, construction, installation, completion, operation and maintenance of the Project in accordance in all material respects with all Legal Requirements, the Project Documents and the Construction Budget;
(b)    are sufficient to enable the entire Project to be located, operated and maintained on the Site and Easements;

(c)    provide adequate ingress and egress to and from (i) the Site for any reasonable purpose in connection with the ownership, construction, operation and maintenance of the Project for the purposes and on the terms set forth in the applicable Major Project Documents, and (ii) each Easement for the purposes and the terms set forth in the applicable Easement Agreement.
4.25.2    There are no services, materials or rights required for the development, construction, ownership and operation and maintenance of the Project in accordance with the Project Documents and the assumptions that form the basis of the Base Case Projections, other than (a) those to be provided under the Major Project Documents, (b) those that are not material to the construction and operation of the Project and (c) those that can reasonably be expected to be commercially available at or for delivery to the Site or the Easements on commercially reasonable terms consistent with the Construction Budget or then current Annual Operating Budget (as applicable) and the Base Case Projections. This Section 4.25.2 does not apply to the Applicable Permits, which are the subject of Section 4.9.
4.25.3    Other than easements, rights of way, licenses, agreements and other rights that can be reasonably expected to be commercially available on commercially reasonable terms consistent with the Construction Budget or then current Annual Operating Budget (as applicable) and the Base Case Projections, PowerCo possesses, or the counterparties to the Project Documents pursuant to which interconnection facilities will be constructed or operated for the benefit of the Project, possess, and are obligated to provide or make available to PowerCo, all necessary easements, rights of way, licenses, agreements and other property rights for the construction or interconnection and utilization (as applicable) of the interconnection facilities (including fuel, water, wastewater and electrical).
4.26    [RESERVED.]
4.27    FLOOD ZONE DISCLOSURE. Except as set forth on Exhibit G-7, no material portion of the Collateral includes Improvements that are or will be located in an area that has been identified by the Federal Emergency Management Agency as an area having special flood or mudslide hazards unless any applicable requirements imposed by the Federal Emergency Management Agency have been satisfied.
4.28    ANTI-TERRORISM LAWS; SANCTIONS. None of the Borrower Parties or any of their respective directors, officers or employees and Parent or any of its directors, officers or employees, is a Person that, or is owned or controlled by a Person (other than a holder of publicly traded capital stock) that, (a) is described by or designated in any OFAC List or in the Anti‑Terrorism Order, (b) is engaging in dealings or transactions with any such Persons or entities described by or designated in any OFAC List or in the Anti‑Terrorism Order in violation of any applicable law, (c) is in violation of the Anti‑Terrorism Laws, (d) is the subject of any Sanctions or has violated or is violating any Sanctions, (e) is located, organized or resident in a Sanctioned Country, (f) is using or will use the proceeds of the Borrowings or Letters of Credit hereunder for the purpose of financing or making funds available directly or, to their Knowledge, indirectly to any Person described by or designated in any OFAC List or in the Anti‑Terrorism Order, to the extent such financing or provision of funds would be prohibited by Sanctions or would otherwise cause any of the Borrower Parties, Parent or any of their respective directors, officers or employees to be in breach of Sanctions, or (g) is contributing or will contribute or otherwise make available directly or, to their Knowledge, indirectly the proceeds of the Borrowings or Letters of Credit hereunder to any other person or entity for the purpose of financing the activities of any Person described by or designated in any OFAC List or in the Anti‑Terrorism Order, to the extent such contribution or provision of proceeds would be prohibited by Sanctions or would otherwise cause any of the Borrower Parties, Parent or any of their respective directors, officers or employees to be in breach of Sanctions.
4.29    SOLVENCY. Immediately after giving effect to the transactions to occur on the Closing Date and immediately following the occurrence of each other Credit Event, (a) the fair value of the assets of each of (i) Holdings and its Subsidiaries (taken as a whole) and (ii) each Co-Borrower, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of Holdings and its Subsidiaries (taken as a whole) or such Co-Borrower, respectively, (b) the present fair saleable value of the property of Holdings and its Subsidiaries (taken as a whole) and each Co-Borrower, will be greater than the amount that will be required to pay the probable liability of Holdings and its Subsidiaries (taken as a whole) or such Co-Borrower, respectively, on their or its debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) Holdings and its Subsidiaries (taken as a whole) and each Co-Borrower will be able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured (after giving effect to any guarantees and credit support), and (d) Holdings and its Subsidiaries (taken as a whole) and each Co-Borrower will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following the Closing Date. For purposes of this Section 4.29, (i) “able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured (after giving effect to any guarantees and credit support)” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due, and (ii) the amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.
4.30    AFFILIATE TRANSACTIONS. Other than the Permitted Affiliate Transactions, no Co-Borrower has engaged or agreed to engage in any transactions with any of its Affiliates.
4.31    AML LAWS; ANTI-CORRUPTION LAWS. Each Borrower Party has implemented and maintains in effect policies and procedures designed to ensure compliance by such Borrower Party, or any of their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable AML Laws. None of any Borrower Party, or any of their respective directors, officers, nor, to the Knowledge of any Borrower Party, any of their respective employees or agents, has violated AML Laws or Anti-Corruption Laws. No Borrowing or Letter of Credit, use of proceeds or other transaction contemplated by this Agreement will cause a violation of AML Laws or Anti-Corruption Laws by any person participating in the transactions contemplated by this Agreement, whether as lender, borrower, agent, underwriter, advisor, investor, hedge provider or otherwise.

4.32    INSURANCE. Each Co-Borrower maintains the insurance required to be maintained by it pursuant to Exhibit K, and such insurance is in full force and effect.
4.33    ACCOUNTS. No Co-Borrower has any accounts other than the Depositary Accounts and Local Checking Accounts subject to a Control Agreement, which Control Agreements are in full force and effect.
4.34    INDEBTEDNESS. No Borrower Party has any Debt other than the Obligations created under the Credit Documents and the Second Lien Credit Documents and (a) as of the Closing Date, as set forth on Exhibit G-6 or (b) at any time after the Closing Date, other than Permitted Debt.
ARTICLE 5
AFFIRMATIVE COVENANTS
Each Co-Borrower and, solely to the extent Holdings is explicitly referred to below, Holdings, covenants and agrees that until the Discharge of First Lien Secured Obligations:
5.1    USE OF PROCEEDS, PROJECT REVENUES AND OTHER PROCEEDS.
5.1.1    Co-Borrowers shall apply the proceeds of the Construction Loans solely (a) with respect to Construction Loans made on the Closing Date, in accordance with the Funds Flow Memorandum and (b) to pay Project Costs in accordance with the Construction Budget.
5.1.2    Co-Borrowers shall use the LC Facility solely to request the issuance of Letters of Credit in accordance with Section 2.2.1(c).
5.1.3    Unless otherwise applied by Administrative Agent or Collateral Agent pursuant to the terms of this Agreement or the other Credit Documents, Co-Borrowers shall apply all Project Revenues, equity contributions, Loan proceeds, Insurance Proceeds, Eminent Domain Proceeds, and damages payments solely for the purpose, and in the order and manner, provided for in the Depositary Agreement.
5.2    PAYMENT.
5.2.1    Credit Documents. Each Co-Borrower shall pay all sums due under this Agreement and the other Credit Documents to which it is a party according to the terms hereof and thereof.
5.2.2    Project Documents. Each Co-Borrower shall pay all of its material obligations due under the Project Documents to which it is a party, howsoever arising, as and when due and payable, except obligations contested in good faith or as to which a bona fide dispute may exist; provided that adequate reserves have been established in conformity with, and to the extent required by, GAAP, or Administrative Agent is satisfied in its reasonable discretion that non‑payment of such obligations pending the resolution of such contest or dispute will not reasonably be expected to result in a Material Adverse Effect or that provision has been made to the satisfaction of Administrative Agent in its reasonable discretion for the posting of security (other than the Collateral) for the bonding of such obligations or the prompt payment thereof in the event that such obligations are payable.
5.3    WARRANTY OF TITLE. Except as permitted pursuant to Section 6.4, (a) PowerCo shall maintain good, marketable and insurable fee simple interest in the Site, (b) PowerCo shall maintain (i) valid easement interests in the Easements and (ii) valid license interests in each of the licenses set forth on Exhibit G-10, (c) GasCo shall maintain defensible title to the Hydrocarbon Interests, and (d) each Co-Borrower shall maintain good, legal and valid title to or interest in all of its other respective material properties and assets (in each case other than properties and assets disposed of in accordance with this Agreement), in each case free and clear of all Liens other than Permitted Liens.
5.4    NOTICES. Each Co-Borrower shall promptly (but in any event within three Banking Days unless otherwise specified below), upon acquiring written notice or giving notice (except as otherwise specified below), as the case may be, or obtaining Knowledge thereof, give written notice (with copies of any underlying notices, papers, files, reports, financial statements or related documentation) to Administrative Agent (for distribution to the Lenders) of:
5.4.1    any investigation, litigation, suit, arbitration, action or similar proceeding, whether at law or in equity or before any Governmental Authority (including any Environmental Claim) pending or, to such Co-Borrower’s Knowledge, threatened in writing against any Borrower Party or relating to the Project which involves claims against such Borrower Party or the Project in excess of $5,000,000 individually or $10,000,000 in the aggregate per calendar year or which would reasonably be expected to have a Material Adverse Effect, such notice to include, if requested in writing by Administrative Agent, copies of all papers filed in such litigation and to be given monthly if any such papers have been filed since the last notice given;
5.4.2    any investigation, dispute or disputes for which written notice has been received by such Co-Borrower which may exist between such Co-Borrower and any Governmental Authority and which (a) claims against such Co-Borrower which exceed $5,000,000 individually or $10,000,000 in the aggregate per calendar year, (b) involve any action for revocation, material modification, failure to renew or expiration of any Applicable Permit, or (c) would otherwise be reasonably expected to have a Material Adverse Effect;
5.4.3    any Event of Default or Inchoate Default (together with a statement of a Responsible Officer of such Co-Borrower setting forth the details of such Event of Default or Inchoate Default and the action which such Co-Borrower has taken and proposes to take with respect thereto other than litigation strategy and documentation subject to attorney-client privilege or similar privilege);
5.4.4    any casualty, damage or loss to the Project, whether or not insured, through fire, theft, other hazard or casualty, or any act or omission of (a) such

Co-Borrower, its employees, agents, contractors, consultants or representatives in excess of $5,000,000 for any one casualty or loss or $10,000,000 in the aggregate for the Project in any calendar year, or (b) to such Co-Borrower’s Knowledge, any other Person if such casualty, damage or loss could reasonably be expected to have a Material Adverse Effect;
5.4.5    any early cancellation, suspension or material change in the terms, coverage or amounts of any insurance described in Exhibit K;
5.4.6    any (a) early termination (other than expiration in accordance with its terms and any applicable Consent) or material breach or material default of which such Co-Borrower has Knowledge or written notice under any Major Project Document, and (b) material Project Document Modification (with copies of all such Project Document Modifications whether or not requiring approval of Administrative Agent or the Required Lenders pursuant to Section 6.12);
5.4.7    any event of force majeure asserted in writing under any Major Project Document which persists for more than five consecutive days and, to the extent reasonably requested in writing by Administrative Agent, copies of related invoices or statements which are reasonably available to such Co-Borrower under any Major Project Document, together with a copy of any supporting documentation, schedule, data or affidavit delivered under such Major Project Document;
5.4.8    initiation of any condemnation proceedings involving a material portion of (a) the Project, (b) the Site, (c) the Easements or (d) other Real Property;
5.4.9    promptly, but in no event later than 10 Banking Days after such Co-Borrower has Knowledge of the execution and delivery thereof, a copy of each Additional Project Document;
5.4.10    promptly, but in no event later than 30 days after the receipt thereof by such Co-Borrower, a copy of (a) any Applicable Permit obtained by such Co-Borrower after the Closing Date, (b) any material amendment, supplement or other material modification to any Applicable Permit received by such Co-Borrower after the Closing Date, and (c) all material notices relating to the Project received by such Co-Borrower from, or delivered by such Co-Borrower to, any Governmental Authority (other than routine correspondence given or received in the ordinary course of business relating to routine aspects of owning, developing, constructing, financing, operating, maintaining or using the Project);
5.4.11    any material unscheduled or forced outage of the Generating Project, or any material impairment, reduction or cessation of the production of Hydrocarbons at the Production Project, in each case which continues for more than 48 hours;

5.4.12    the occurrence of any ERISA Event that, individually or together with all other ERISA Events that have occurred, would result in aggregate liability to any Borrower Party or any of their respective ERISA Affiliates in excess of $5,000,000;
5.4.13    promptly upon receipt thereof, any notice from FERC or the FERC staff relating to PowerCo’s MBR Authority or status as an Exempt Wholesale Generator;
5.4.14    any material change in accounting policies or financial reporting practices by such Co-Borrower;
5.4.15    promptly upon receipt thereof, a copy of any material schedule or recovery plans provided by the EPC Contractor under the EPC Contract or the PIE Contractor under the PIE Contract, or reports regarding planned material maintenance and collateral damage repairs under the Long Term Service Agreement;
5.4.16    any (a) noncompliance by such Co-Borrower with any Environmental Law, or any material Release of Hazardous Substances by such Co-Borrower on or from the Real Property, in each case that has resulted or would reasonably be expected to have a Material Adverse Effect, or (b) pending or, to such Co-Borrower’s Knowledge, threatened in writing, Environmental Claim against such Co-Borrower or, to such Co-Borrower’s Knowledge, any of its Affiliates, contractors, lessees or any other Persons, arising in connection with their occupying or conducting construction or operations on or at the Project, the Site, the Easements or other Real Property which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;
5.4.17    any pending or threatened investigation or inquiry regarding PowerCo’s participation in the wholesale energy, capacity and ancillary services markets, including by PJM, its Independent Market Monitor or FERC; any material non-compliance by and known to PowerCo with PJM Open Access Transmission Tariff or market rules; any PJM credit event that would result in an increase in or a call on PowerCo’s credit posted to enable participation in PJM’s energy, capacity and ancillary services markets; any event or circumstance that could prevent the Generating Project’s full amount of Unforced Capacity from being in service by the first date of PowerCo’s participation in the applicable PJM Base Residual Auction; any event or circumstance that could prevent PowerCo’s participation in PJM’s energy, capacity and ancillary services markets; any Non-Performance Charge in excess of $250,000 assessed against PowerCo or the Project and reasonable details related thereto; and any other event or occurrence with respect to PowerCo’s or the Project’s participation in the wholesale energy, capacity and ancillary services markets or compliance with PJM and FERC rules, in each case that would have a Material Adverse Effect;
5.4.18    any notice of material events or third party transactions provided to such Co-Borrower by any energy manager pursuant to any energy management agreement;

5.4.19    any financial statements of a Permitted Commodity Hedge Counterparty received by such Co-Borrower pursuant to the applicable Permitted Commodity Hedge Agreement;
5.4.20    any change in the information provided in the Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification; and
5.4.21    any event or circumstance specific to such Co-Borrower or the Project that is not a matter of general public knowledge and that would reasonably be expected to have a Material Adverse Effect.
5.4.22    In addition, such Co-Borrower shall provide, with reasonable promptness, to Administrative Agent any customary information with respect to such Co-Borrower, their respective assets, properties or operations or the Project as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender).
5.4.23    No later than five Banking Days prior to each expected occurrence thereof, notice of the expected occurrence of “Mechanical Completion” and “Substantial Completion” under the EPC Contract and “Substantial Completion” under the PIE Contract.
5.5    FINANCIAL STATEMENTS. Each Borrower Party shall deliver or cause to be delivered to Administrative Agent and the Administrative Agent shall promptly provide a copy of the same to the Lenders:
(a)    within 120 days after the close of each applicable fiscal year (commencing from fiscal year 2018), the audited consolidated annual financial statements of Holdings audited by an Acceptable Accountant and the related balance sheet, statements of income, cash flow, and members’ equity for such fiscal year, setting forth in each case (other than in the case of the audited annual financial statements for the 2018 fiscal year) in comparative form corresponding audited figures from the preceding fiscal year, all prepared in accordance with GAAP, accompanied by (x) a management report (1) describing the operations and financial condition of Holdings and its Subsidiaries for the fiscal year then ended, (2) setting forth in comparative form the corresponding figures for the corresponding periods of the previous fiscal year and the corresponding figures from the then-current Annual Operating Budget and (3) discussing the reasons for any significant variations, and (y) an opinion of an Acceptable Accountant, which opinion (without a “going concern” or like qualification or exception as to the scope of such audit, other than any such qualification or exception that either (1) results solely from an upcoming maturity date or (2) relates to any potential inability to satisfy a financial maintenance covenant on a future date or in a future period) shall state that such financial statements fairly present, in all material respects, the financial condition and results of operations of the such Borrower Party as at the end of and for such fiscal year in accordance with GAAP;
(b)    within 60 days after the end of the first, second and third quarterly accounting periods of its fiscal year, the unaudited quarterly financial statements of such Borrower Party

(commencing from the first quarterly accounting period of fiscal year 2019), together with a management report (1) describing the operations and financial condition of such Borrower Party and its Subsidiaries for the period then ended and the portion of the current fiscal year then elapsed, (2) setting forth in comparative form the corresponding figures for the corresponding periods of the previous fiscal year and the corresponding figures from the then-current Annual Operating Budget and (3) discussing the reasons for any significant variations.  Such financial statements shall include the related balance sheet, statements of income and cash flows for such quarterly period and in the case of second and third quarterly accounting periods, for the portion of fiscal year ending with the last day of such quarterly period and, setting forth in each case (other than in the case of the unaudited quarterly financial statements for the first and second quarter of the 2019 fiscal year) in comparative form corresponding unaudited figures from the preceding fiscal year, all prepared in accordance with GAAP (subject to changes resulting from audit and normal year-end adjustments and the absence of footnote disclosure);
(c)    along with such financial statements under clauses (a) and (b) above, a certificate signed by a Responsible Officer of such Borrower Party certifying that to such Responsible Officer’s knowledge, no Event of Default or Inchoate Default has occurred and is continuing or, if any Event of Default or Inchoate Default has occurred and is continuing, the nature thereof and the corrective actions that such Borrower Party has taken or proposes to take with respect thereto (other than litigation strategy and documentation subject to confidentiality obligations or attorney-client privilege or similar privilege); and
(d)    (i) no later than the 60th day after commencement of each calendar year, commencing with 2020, a Reserve Report prepared by the Petroleum Engineer dated as of December 31 of the previous year; (ii) promptly upon written request by the Administrative Agent, a Reserve Report prepared by the Petroleum Engineer dated as of the first day of the month during which a Co-Borrower receives such request, together with an accompanying report on, since the date of the last Reserve Report previously delivered hereunder, Gas Property sales, Gas Property purchases and changes in categories concerning the Gas Properties owned by Co-Borrowers which have attributable to them Proved Reserves and containing information and analysis with respect to the Proved Reserves of Co-Borrowers as of the date of such report; and (iii) together with each such Reserve Report, (A) any updated production history of the Proved Reserves of Co-Borrowers as of such date, (B) the lease operating expenses attributable to the Gas Properties of Co-Borrowers for the prior 12-month period, (C) any other information as to the operations of Co-Borrowers as reasonably requested by the Administrative Agent and (D) such additional data and information concerning pricing, quantities, volume of production and production imbalances from or attributable to the Gas Properties with respect thereto as the Administrative Agent may reasonably request.
5.6    BOOKS, RECORDS, ACCESS. Each Borrower Party shall maintain, or cause to be maintained, adequate books, accounts and records with respect to itself and the Project. Subject to requirements of Governmental Rules, safety requirements and existing confidentiality and other contractual restrictions imposed upon such Borrower Party by any other Person, such Borrower Party shall permit employees or agents of the Administrative Agent and Independent Engineer, at any reasonable times and upon reasonable prior notice to such Borrower Party, to inspect such Borrower Party’s properties, including the Site and the Easements, to examine or audit such

Borrower Party’s books, accounts and records and make copies and memoranda thereof and to communicate with such Borrower Party’s auditors.
5.7    COMPLIANCE WITH LAWS, INSTRUMENTS, APPLICABLE PERMITS, ETC.
5.7.1    Each Co-Borrower shall promptly comply, and cause the Project to be developed, constructed, operated and maintained in compliance, with all applicable Legal Requirements (including Environmental Laws, Legal Requirements and Applicable Permits relating to equal employment opportunity and employee safety), and make, or cause to be made, such alterations to the Project and the Site as may be required for such compliance unless any non-compliance would not, in the aggregate, reasonably be expected to have a Material Adverse Effect.
5.7.2    Each Borrower Party shall maintain in effect and enforce policies and procedures designed to ensure compliance by such Borrower Party and its directors, officers, employees and agents with Anti-Corruption Laws, applicable AML Laws and applicable Sanctions.
5.8    REPORTS; TITLE AND SURVEY MATTERS.
5.8.1    Each Co-Borrower shall, until the Completion Date, deliver or cause to be delivered to Administrative Agent and the Independent Engineer on or before the 30th day following the last day of each calendar month, monthly reports in the form attached hereto as Exhibit N-1 or Exhibit N-2 (together with copies of the most recently available monthly (or other) progress report received by such Co-Borrower under the EPC Contract, the PIE Contract, the contractors and subcontractors under the Interconnection Construction Agreement, pursuant to the Joint Development Agreement or any other construction contract with respect to the Project.
5.8.2     Each Co-Borrower shall deliver to Administrative Agent, within 30 days after the end of each full fiscal quarter after the Term Conversion Date, a reasonably detailed report with respect to such fiscal quarter (and, in the case of the first such report, the period between the Term Conversion Date and the beginning of such fiscal quarter, if any) regarding existing mark-to-market exposure under any Permitted Commodity Hedge Agreements.
5.8.3    PowerCo shall deliver to Administrative Agent, within 45 days after the end of each full fiscal quarter after the Term Conversion Date, a summary operating report with respect to the Generating Project such fiscal quarter (and, in the case of the first such report, the period between the Term Conversion Date and the end of such fiscal quarter, if any) substantially in the form of Exhibit N -1 (with copies of the most recently available operating report received by such Co-Borrower under the Long Term Service Agreement).

5.8.4    GasCo shall deliver to Administrative Agent, within 45 days after the end of each full fiscal quarter, a report, substantially in the form of Exhibit N-2, setting forth a statement of gross and net production from the Production Project and any third party sales proceeds of all Hydrocarbons produced from the Hydrocarbon Interests during such fiscal quarter (and, in the case of the first such report, the period between the Closing Date and the end of such fiscal quarter, if any), together with a comparison against the gross and net production and third party sales proceeds projected for such period in the then-current Annual Operating Budget and such other information as the Administrative Agent may reasonably request in respect of the development, construction, operation and maintenance of the Production Project and the Hydrocarbon Interests.
5.8.5    PowerCo shall on or before the 25th day following the last day of each calendar month provide copies of a monthly operating report in the form provided by the Operator under the O&M Agreement (provided that such form and the substance of such report must be reasonably satisfactory to the Administrative Agent).
5.8.6    Each Co-Borrower shall provide such insurance reports as are required by Exhibit K.
5.8.7    To the extent not delivered pursuant to Section 3.3.15, PowerCo shall, within 90 days after the Term Conversion Date, deliver to Administrative Agent an A.L.T.A. As-Built Survey (or other survey approved by Administrative Agent (such approval not to be unreasonably withheld or delayed)) of the Generating Project’s Site and the Easements (or, if a draft survey has been provided pursuant to Section 3.3.15, the final version of such survey), reasonably satisfactory in form and substance to Administrative Agent and satisfying the requirements set forth in Section 3.3.15.
5.8.8    Each Co-Borrower shall, within 90 days after the Term Conversion Date, deliver to Administrative Agent an endorsement to the Title Policy in the form of Exhibit R.
5.8.9    Within 60 days following Final Completion, each Co-Borrower shall deliver final releases of mechanics’ and materialmen’s liens from (i) in the case of PowerCo, EPC Contractor under the EPC Contract and (ii) Persons of the type that are required to deliver such releases pursuant to Section 3.2.3, except to the extent that such Co-Borrower’s failure to obtain any final release required by this clause (x) would not reasonably be expected to result in a Material Adverse Effect and any such resulting mechanics’ and materialmen’s lien would constitute a Permitted Lien of the type described in clause (c) of the definition thereof.
5.8.10    On the first day of each fiscal quarter following the Term Conversion Date, Co-Borrowers shall deliver a forecast as of such date, attaching reasonable backup information to support the conclusions therein (a “Gas Availability Certificate”) of, (x) natural gas production from the Production Project for the ensuing four fiscal quarter period (an “Annual Period”) and (y) the Generating Project’s natural gas requirements during such Annual Period, together with a comparison against the forecast of natural gas production and natural gas requirements for such Annual Period in the then-current Annual Operating Budget.
5.9    EXISTENCE, CONDUCT OF BUSINESS, PROPERTIES, ETC.
Except as otherwise expressly permitted under this Agreement, each Borrower Party shall (a) maintain and preserve its existence as a limited liability company in good standing in the State of Delaware, and all material rights, privileges and franchises necessary in the normal conduct of its business, (b) maintain all Applicable Permits, except to the extent that any such failure to maintain would not reasonably be expected to have a Material Adverse Effect, and (c) at or before the time that any Permit becomes an Applicable Permit, obtain such Permit, except to the extent that any such failure to obtain would not reasonably be expected to have a Material Adverse Effect.
5.10    DEBT SERVICE COVERAGE RATIO.
No later than 10 Banking Days after each Quarterly Payment Date occurring at least one full fiscal quarter after the Term Conversion Date, Co-Borrowers shall calculate and deliver to Administrative Agent the Debt Service Coverage Ratio for the Calculation Period most recently ended. The calculation of the Debt Service Coverage Ratio hereunder shall be used in determining compliance with Section 6.30 and the application and distribution of funds pursuant to Section 3.12(b) of the Depositary Agreement. The Co-Borrowers shall promptly provide any information requested by the Administrative Agent to support such calculation.
5.11    LENDER MEETINGS. The Co-Borrowers will, upon the request of Administrative Agent or the Required Lenders, participate in a meeting of Administrative Agent and Lenders once during each fiscal year to be held at Holdings’ corporate offices or, at Holdings’ option, the corporate headquarters of the manager of Parent in New York (or at such other location as may be agreed to by Co-Borrowers and Administrative Agent) at such time as may be agreed to by Co-Borrowers and Administrative Agent. Participants may attend such meeting by teleconference. All travel and other expenses related to such meeting incurred by any party shall be for such party’s own account. The Co-Borrowers will participate in quarterly telephonic update calls with Administrative Agent and the Lenders during any quarter in which the annual meeting described in the preceding sentence is not held, upon the request of Administrative Agent or the Required Lenders.
5.12    OPERATION AND MAINTENANCE OF PROJECT; ANNUAL OPERATING BUDGET.
5.12.1    (a) PowerCo shall construct, keep, operate and maintain the Generating Project (ordinary wear and tear excepted) and make or cause to be made all necessary repairs (structural and non‑structural, extraordinary or ordinary) and (b) GasCo shall use commercially reasonable efforts to cause Triad Hunter, LLC or any other operator of any of GasCo’s Hydrocarbon Interests to construct, keep, maintain and operate, the Production Project (ordinary wear and tear excepted) and to make or cause to be made all necessary repairs (structural and non‑structural, extraordinary or ordinary)

necessary, in each case in a manner consistent in all material respects with this Agreement and Prudent Industry Practices.
5.12.2    Co-Borrowers shall, as a condition precedent to the Term Conversion Date and no later than 45 days before the commencement of each calendar year thereafter, submit a proposed annual operating plan and budget, detailed by month, of anticipated revenues and anticipated expenditures under all applicable waterfall levels set forth in Section 3.2(b) of the Depositary Agreement and anticipated Major Maintenance Expenses (an “Annual Operating Budget”), with respect to such calendar year (or, in the case of the first Annual Operating Budget in respect of the period through the first full calendar year) for the prior review and approval by the Administrative Agent (in consultation with the Independent Engineer), such approval not to be unreasonably withheld or delayed. In the event that, pursuant to the immediately preceding sentence, the Annual Operating Budget (other than the initial Annual Operating Budget) is not approved by the Administrative Agent (which approval shall not be unreasonably withheld or delayed) or Co-Borrowers have not submitted a proposed Annual Operating Budget in accordance with the terms and conditions herein, an operating budget including 115% of the relevant costs set forth in the Annual Operating Budget for the immediately preceding calendar year (other than for fuel, water, chemicals and other consumables, for which the operating budget shall include estimates of actual costs) shall apply until the Annual Operating Budget for the then current fiscal year is approved. Copies of each final Annual Operating Budget adopted shall be furnished to the Independent Engineer and the Administrative Agent promptly upon its adoption.
5.12.3    O&M Costs and Major Maintenance Expenses shall be made in accordance with such Annual Operating Budget, except as set forth in this Section 5.12.3. Co-Borrowers may from time to time adopt an amended Annual Operating Budget for the remainder of any calendar year to which the amended Annual Operating Budget applies, and such amended Annual Operating Budget shall be effective as the Annual Operating Budget for the remainder of such calendar year upon the consent of the Administrative Agent to such amendment (in consultation with the Independent Engineer), such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing and without necessitating any such amendment, the Co-Borrowers may exceed the aggregate annual O&M Costs set forth in any Annual Operating Budget (including reasonable allowances for contingencies and working capital) by an amount not to exceed 10% of the aggregate budgeted amount of fixed O&M Costs for the applicable fiscal year.
5.13    PRESERVATION OF RIGHTS; FURTHER ASSURANCES.
5.13.1    Subject to Section 5.2.2, each Co-Borrower shall maintain in full force and effect, perform (to the extent not excused by force majeure events or the nonperformance of the other party and not subject to a good faith dispute) the obligations of such Co-Borrower under, preserve, protect and defend the material rights of such Co-Borrower under and take all reasonable action necessary to prevent early termination

(except by expiration in accordance with its terms) of each and every Major Project Document, including (where such Co-Borrower in the exercise of its business judgment deems it proper) prosecution of suits to enforce any material right of such Co-Borrower thereunder and enforcement of any material claims with respect thereto, in each case except where failure to do so would not reasonably be expected to have a Material Adverse Effect; provided that the early termination of a Major Project Document resulting from the material breach of the Major Project Document by the relevant counterparty shall not constitute an Event of Default to the extent the Co-Borrowers replace such Major Project Document in accordance with Section 7.1.14(b) or 7.1.14(d). Such Co-Borrower shall enforce all rights to receive liquidated damages from any counterparty to any Major Project Document and enforce all material rights under the PIE Contract.
5.13.2    From time to time, each Co-Borrower shall execute, acknowledge, record, register, deliver and/or file all such notices, statements, instruments and other documents (including any memorandum of lease or other agreement, financing statement, continuation statement, certificate of title or estoppel certificate relating to the Loans stating the interest and charges then due and any known Events of Default or Inchoate Defaults), and take such other steps as may be reasonably necessary or reasonably advisable to render fully valid and enforceable under all applicable laws the rights, liens and priorities of the Secured Parties with respect to all Collateral and other security from time to time furnished under this Agreement and the other Credit Documents or intended to be so furnished, and otherwise in such form and at such times as shall be necessary or as shall be reasonably requested by Collateral Agent, and pay all reasonable fees and expenses (including reasonable attorneys’ fees) incident to compliance with this Section 5.13.2.
5.13.3    If either Co-Borrower shall at any time acquire any real property or leasehold or other interest in real property (including any Hydrocarbon Interest) that is necessary or material to the construction and operation of the Project or that has a value in excess of $1,000,000 (other than any types of property that are expressly excluded from the Mortgages by its terms) and is not covered by the Mortgages, then within a reasonable period of time following such acquisition (and in any event no later than 90 days thereafter or such longer period, not to exceed 120 days, as approved by the Administrative Agent (at the direction of the Required Lenders)), execute, deliver and record a supplement or amendment to the Mortgages, reasonably satisfactory in form and substance to Administrative Agent, subjecting the real property or leasehold or other interests to the Lien and security interest created by the Mortgages. If reasonably requested by the Administrative Agent, other than for Hydrocarbon Interests, such Co-Borrower shall obtain an appropriate endorsement or supplement to the Title Policy insuring (i) the Lien of the Secured Parties in such additional property, subject only to Permitted Liens and other exceptions to title approved by Administrative Agent, and (ii) the continuing first priority lien of the Mortgages (subject only to Permitted Liens and any other exceptions to title as are reasonably acceptable to Administrative Agent).

5.13.4    Upon the reasonable request of any Agent, each Borrower Party shall execute and deliver all documents as shall be necessary or that such Agent shall reasonably request in connection with the rights and remedies of such Agent and the Lenders under the Credit Documents, and perform such other reasonable acts as may be necessary to carry out the intent of this Agreement and the other Credit Documents.
5.14    ADDITIONAL CONSENTS. Unless the Administrative Agent (at the direction of the Required Lenders) has waived such requirement in writing, each Co-Borrower shall (i) cause the applicable counterparty to any Replacement Project Document that is a Major Project Document as of the Closing Date and (ii) use commercially reasonable efforts to cause the applicable counterparty to any Major Project Document entered into after the Closing Date (other than any Replacement Project Document that is a Major Project Document and any Major Project Document that is an easement, right of way, license or other agreement in respect of real property rights) to execute and deliver to Administrative Agent a Consent in substantially the form of Exhibit E‑1, such other form as the applicable counterparty may have previously delivered to Administrative Agent in connection with this Agreement, or such other form as is prescribed by Governmental Rule, in each case with such changes as are reasonably acceptable to the Administrative Agent.
5.15    MAINTENANCE OF INSURANCE. Each Co-Borrower shall maintain or cause to be maintained in all material respects on its behalf in effect at all times the types of insurance required pursuant to Exhibit K, in the amounts and on the terms and conditions specified therein, from the quality of insurers specified in such Exhibit or other insurance companies of recognized responsibility reasonably satisfactory to the Administrative Agent (as reasonably directed in writing by the Required Lenders).
5.16    TAXES, OTHER GOVERNMENT CHARGES AND UTILITY CHARGES. Each Borrower Party shall timely file all federal and other material tax returns and pay, or cause to be paid, as and when due and prior to delinquency, all material taxes, assessments and governmental charges (including any interest, additions to tax or penalties applicable thereto) of any kind that may at any time be lawfully assessed or levied against or with respect to such Borrower Party or the Project, including material sales and use taxes and real estate taxes, all material utility and other charges incurred in the operation, maintenance, use, occupancy and upkeep of the Project, and all material assessments and charges lawfully made by any Governmental Authority for public improvements that may be secured by a Lien on the Project; in each case except to the extent permitted pursuant to clause (b) of the definition of “Permitted Liens”.
5.17    EVENT OF EMINENT DOMAIN. If an Event of Eminent Domain shall occur with respect to any material portion of Collateral, each Co-Borrower shall (a) diligently pursue all its rights to compensation against the relevant Governmental Authority in respect of such Event of Eminent Domain, (b) not, without the written consent of Administrative Agent as directed in writing by the Required Lenders, which consent and direction shall not be unreasonably withheld or delayed, compromise or settle any claim against such Governmental Authority if such compromise or settlement results in payments in excess of $5,000,000 or could reasonably be expected to have a Material Adverse Effect, and (c) pay or apply all Eminent Domain Proceeds in accordance with Section 3.9 of the Depositary Agreement. Such Co-Borrower consents to, and agrees not to object to or otherwise impede or impair, the participation of Administrative Agent in any eminent domain proceedings, and each Co-Borrower shall from time to time deliver to Administrative Agent all documents and instruments reasonably requested by it to permit such participation.
5.18    [RESERVED].
5.19    SPECIAL PURPOSE ENTITY.
5.19.1    Each Borrower Party shall conduct its business solely in its own name through its duly authorized directors, officers or agents so as not to mislead others as to the identity of the company with which those others are concerned, and particularly will avoid the appearance of conducting business on behalf of any other entity or that its assets or the assets of any other entity are available to pay the creditors of such other entity. Without limiting the generality of the foregoing, all oral and written communications of such Borrower Party, including, without limitation, letters, invoices, purchase orders, contracts and statements, will be made solely in the name of such Borrower Party.
5.19.2    Each Borrower Party shall comply in all material respects with all organizational formalities to maintain its separate existence.
5.19.3    Other than as permitted pursuant to Section 6.8, each Borrower Party shall maintain an arm’s‑length relationship with all other entities.
5.19.4    Except to the extent provided in the Depositary Agreement, each Borrower Party shall keep its assets and its liabilities wholly separate from those of all other entities.
5.20    THE PATRIOT ACT. Each Co-Borrower shall comply with the disclosure requirements pursuant to Section 11.22.
5.21    PUHCA EXEMPTION AND GOVERNMENT APPROVAL. Each Co-Borrower shall take or cause to be taken all necessary or appropriate actions so that:
(a)    (i) PowerCo will be an Exempt Wholesale Generator and (ii) the Generating Project will be an Eligible Facility at all times hereunder,
(b)    PowerCo will be in compliance in all material respects with all requirements under PUHCA applicable to an Exempt Wholesale Generator, an owner of an Eligible Facility, an “electric utility company,” a “public utility” and a “public-utility company,”
(c)    once PowerCo becomes a “public utility” under the FPA, PowerCo will be in compliance in all material respects with all requirements under the FPA applicable to a “public utility” with MBR Authority,
(d)    each Borrower Party shall not be subject to, or shall be exempt from, financial, organizational or rate regulation as a public utility under Chapter 4905 of the Ohio Revised Code and any regulations promulgated thereunder, respecting the rates or the financial or organizational regulation of electric utilities,
(e)    (i) No later than 60 days prior to the production of energy from the Generating Project (including for testing), PowerCo shall have filed for MBR Authority and, once such authorization is received, delivered to Administrative Agent evidence thereof and (ii) PowerCo will have MBR Authority from the FERC in a final and binding order no longer subject to rehearing or appeal (including, with respect to the request for blanket approval to issue securities under Section 204 of the FPA, expiration of all notice periods) at least 30 days prior to the date that the Generating Project generates any electricity, including for any testing prior to commercial operation, and
(f)    PowerCo shall take or cause to be taken all necessary or appropriate actions so that it is (x) eligible to participate, and the full amount of the Project’s Unforced Capacity clears, in the PJM Base Residual Auction for all future Delivery Years as a Capacity Performance Resource or similar capacity product, (y) in material compliance with the requirements of PJM for market participations, including maintaining sufficient fuel supply to satisfy the requirements and obligations of a Capacity Performance Resource or similar capacity product and maintaining adequate credit support with PJM (or its designee) and (z) eligible to participate in the PJM energy and ancillary services markets.
5.22    MAINTENANCE OF ACCOUNTS. Co-Borrowers shall fund and maintain the Depositary Accounts in accordance with the Depositary Agreement.
5.23    CONSTRUCTION OF THE PROJECT; FINAL COMPLETION.
5.23.1    PowerCo shall construct, or cause the construction of, the Generating Project in all material respects in accordance with the Construction and Equipment Contracts and the approved plans and specifications thereunder, Prudent Industry Practices, Applicable Permits and Legal Requirements.
5.23.2    PowerCo shall cause Final Completion to be achieved prior to the Date Certain.
5.24    INDEPENDENT ENGINEER; PERFORMANCE TESTS. Each Co-Borrower shall permit Administrative Agent (or any agent thereof) and the Independent Engineer to witness and verify the Performance Tests to the extent reasonably requested by Administrative Agent (or any agent thereof) and the Independent Engineer in each case subject to the terms of the Construction and Equipment Contracts. Each Co-Borrower shall give Administrative Agent and the Independent Engineer notice regarding any proposed Performance Test promptly following such Co-Borrower’s receipt of such notice (and, in any event, no less than three Banking Days prior to any Performance Test). Such Co-Borrower shall forward to Administrative Agent and the Independent Engineer the procedures to be used in the conduct of the Performance Test in connection with such notice. If, upon completion of any Performance Test, such Co-Borrower believes that such Performance Test has been satisfied, it shall so notify Administrative Agent and the Independent Engineer and shall deliver a copy of all test results supporting such conclusion, accompanied by reasonable supporting data.

5.25    NATURAL GAS ARRANGEMENTS.
5.25.1    The Co-Borrowers shall use commercially reasonable efforts to implement (or cause to be implemented) a drilling program designed to achieve initial continuous production of 70,000 MCF/day of natural gas from the Production Project no later than the initial Guaranteed Substantial Completion Date (as defined in the EPC Contract), and thereafter use commercially reasonable efforts to maintain (or cause to be maintained) production from the Production Project of 70,000 MCF/day of natural gas.
5.25.2    If any Gas Availability Certificate reflects forecasted production that is less than forecasted requirements (the amount of such shortfall, a “Production Shortfall”), excluding for the avoidance of doubt any Production Shortfall (a) identified in a previously delivered Gas Availability Certificate, and (b) in respect of which the Co-Borrowers have (x) effectuated, or caused to be effectuated, a Gas Cure, and (y) delivered, and continue to use commercially reasonable efforts to implement, an Approved Remedial Plan, then:
(a)    the Co-Borrowers shall, no later than 60 days following such first day of the fiscal quarter for which such Gas Availability Certificate was delivered, cause cash equity to be contributed to the Co-Borrowers in an amount (less any amounts in the Operating Reserve Account) necessary to allow the Co-Borrowers to purchase (and the Co-Borrowers shall so purchase no later than such 60th day) on a forward basis (such contribution and purchase, a “Gas Cure”) gas sufficient to eliminate the entire Production Shortfall for the full duration of the Annual Period (including any Production Shortfall during the period since the commencement of such Annual Period);
(b)    the Co-Borrowers shall, no later than 30 days following such first day of such fiscal quarter, submit a proposed remedial development and drilling plan (which plan may include additional cash equity contributions by Holdings for purchasing additional acreage) to the Administrative Agent, which plan shall be subject to the approval (not to be unreasonably withheld or delayed) by the Administrative Agent (acting in consultation with the Petroleum Engineer), and which remedial plan shall demonstrate the Co-Borrower’s ability to achieve production of 70,000 MCF/day from the Production Project for a 365-day period beginning on the date that is 12 months following the Administrative Agent’s approval of such plan (as so approved, an “Approved Remedial Plan”). If the Administrative Agent (acting in consultation with the Petroleum Engineer) reasonably requests changes to any such remedial plan proposed by the Co-Borrowers, the Co-Borrowers shall incorporate such changes into its remedial plan, and resubmit such plan to the Administrative Agent, no later than 15 Banking Days following receipt; and
(c)    the Co-Borrowers will use commercially reasonable efforts to implement (or cause to be implemented) the Approved Remedial Plan in accordance with its terms.
5.26    RELEASE OF MECHANIC’S LIEN. The Co-Borrowers shall use commercially reasonable efforts to cause the Title Insurer to promptly remove from the Title Policy the exception relating to that certain mechanic’s lien in favor of New Leaf Construction Equipment in the amount of $9,148.14 and filed for record June 28, 2018 in Official Record 382, Page 2466.

5.27    O&M AGREEMENT. On or before the 180th day following the Closing Date, PowerCo shall enter into and deliver to Administrative Agent an operation and maintenance agreement (including exhibits and annexes thereto), duly executed and delivered by each of PowerCo and Operator, in form and substance reasonably satisfactory to the Required Lenders (the “O&M Agreement”); provided that no such approval of the Required Lenders shall be necessary if the O&M Agreement is on terms substantially consistent with (or more favorable to the Co-Borrowers than) any of the term sheets for the O&M Agreement attached hereto as Exhibits T-1 and T-2.
ARTICLE 6
NEGATIVE COVENANTS
Each Co-Borrower and, solely to the extent explicitly referred to below, Holdings, covenants and agrees that until the Discharge of First Lien Secured Obligations:
6.1    CONTINGENT LIABILITIES. Except as provided in this Agreement, such Co-Borrower shall not become liable as a surety, guarantor, accommodation endorser or other equivalent backer of the debt obligations of another Person, for or upon the obligation of any other Person, except for the other Co-Borrower; provided that this Section 6.1 shall not be deemed to prohibit or otherwise limit the incurrence of Permitted Debt.
6.2    LIMITATIONS ON LIENS. Such Co-Borrower shall not create, assume or suffer to exist any Lien, securing a charge or obligation of such Co-Borrower or any other Person, on the Project or on any of the Collateral, real or personal, whether now owned or hereafter acquired, except Permitted Liens.
6.3    INDEBTEDNESS. Such Co-Borrower shall not incur, create, assume or permit to exist any Debt except Permitted Debt.
6.4    SALE OR LEASE OF ASSETS. Such Co-Borrower shall not sell, lease, assign, transfer or otherwise dispose of assets, whether now owned or hereafter acquired, except:
(a)    in the ordinary course of its business and as contemplated by the Operative Documents (including sales in the “spot” market or merchant sales of any portion or all of the Generating Project’s capacity, energy, environmental attributes, ancillary services and other services),
(b)    merchant sales of Hydrocarbons, solely to the extent that such Hydrocarbons (i) are property of GasCo, (ii) exceed the amounts then reasonably required by the Generating Project to operate in accordance with the Major Project Documents and (iii) are sold on a spot or as-available basis or are swapped with a counterparty in exchange for Hydrocarbons to be delivered by such counterparty on another future date,
(c)    to the extent that such asset is unnecessary, worn out or no longer useful or usable in connection with the operation or maintenance of the Project,

(d)    upon any equipment failure, the replacement of such failed equipment with comparable equipment,
(e)    the sale, transfer or release, with or without consideration, of real property or interests in real property related to the Project to the extent that such real property or interests in real property is no longer useful in connection with the ownership, operation or maintenance of the Project,
(f)    the granting of easements or other interests in real property related to the Project to other Persons so long as such grant is in the ordinary course of business, would constitute a Permitted Lien and does not or would not reasonably be expected to materially detract from the value or use of the affected property or to interfere in any material respect with such Co-Borrower’s ability to construct or operate the Project, sell or distribute power therefrom or perform any material obligation under any Operative Document,
(g)    sales, transfers or other dispositions of Permitted Investments,
(h)    sales, transfers, swaps, exchanges, releases or surrenders (including allowing expiration pursuant to the terms thereof) of Gas Properties that do not individually or in the aggregate detract in any material respect from the value or use of the Gas Properties in connection with the Project, and
(i)    any other asset sale or series of related asset sales the proceeds of which shall not exceed $2,000,000 in the aggregate in any calendar year and $10,000,000 in the aggregate during the term of this Agreement, which proceeds shall, in each case, be applied in accordance with the Depositary Agreement.
6.5    CHANGES. Such Co-Borrower shall not change the nature of its business or expand its business beyond the business contemplated in the Operative Documents.
6.6    DISTRIBUTIONS.
6.6.1    Conditions to Distributions. Except as provided in Section 6.6.2, no Co-Borrower shall directly or indirectly, make or declare any Restricted Payment except pursuant to and in accordance with Section 3.12(b)(i) of the Depositary Agreement so long as each of the following conditions have been satisfied (such conditions, “Restricted Payment Conditions”):
(a)    the Substantial Completion (as defined in the EPC Contract) shall have occurred and the Administrative Agent shall have received a completion certificate of the Independent Engineer, substantially in the form of Exhibit C-7;
(b)    no Event of Default or Inchoate Default has occurred and is continuing as of the date of such applicable Restricted Payment, and such Restricted Payment would not cause an Event of Default or Inchoate Default;

(c)    the Debt Service Coverage Ratio for the Calculation Period relating to the Principal Repayment Date immediately preceding the proposed date of such Restricted Payment is greater than or equal to 1.2:1.00;
(d)    each of the Debt Service Reserve Account and the Major Maintenance Reserve Account is funded in the amount required by the Depositary Agreement;
(e)    during the most recently ended calendar quarter, no amounts on deposit in the Operating Reserve Account (as defined in the Depositary Agreement) shall have been used to pay O&M Costs;
(f)    the Gas Availability Certificate delivered in the most recently ended calendar quarter shall not have shown a Production Shortfall (other than any Production Shortfall in respect of which the Co-Borrowers have (a) effectuated, or caused to be effectuated, a Gas Cure, and (b) delivered, and are continuing to use commercially reasonable efforts to implement, an Approved Remedial Plan); and
(g)    there shall not be more than one Restricted Payment made per fiscal quarter.
6.6.2    Certain Distributions Permitted. Nothing in this Section 6.6 shall prohibit or otherwise limit, subject to satisfaction of any applicable conditions contained in the other provisions of this Agreement and the other Credit Documents (which conditions shall not include the Restricted Payment Conditions, but for the avoidance of doubt may include no existing Inchoate Default or Event of Default to the extent provided below), (a) any amounts paid in reimbursement of Drawstop Equity Contributions with proceeds of Construction Loans in accordance with Section 3.1(d) of the Depositary Agreement, (b) Permitted Tax Distributions and Permitted CAT Distributions (as defined in the Depositary Agreement) distributed pursuant to and in accordance with the Depositary Agreement and (c) amounts distributed in accordance with Section 3.3.11 of this Agreement.
6.7    INVESTMENTS. Such Co-Borrower shall not make any investments (whether by purchase of stocks, bonds, notes or other securities, loan, extension of credit, advance or otherwise) other than Permitted Investments.
6.8    TRANSACTIONS WITH AFFILIATES. Such Co-Borrower shall not directly or indirectly enter into any transaction or series of transactions relating to the Project with or for the benefit of an Affiliate without the prior written approval of Administrative Agent, except for Permitted Affiliate Transactions.
6.9    REGULATIONS. Such Co-Borrower shall not directly or indirectly apply any part of the proceeds of any Loan or other extensions of credit hereunder or other revenues to the “buying”, “carrying” or “purchasing” of any margin stock within the meaning of Regulations T, U or X of the Federal Reserve Board, or any regulations, interpretations or rulings thereunder.

6.10    PARTNERSHIPS, ETC. No Borrower Party shall become a general or limited partner in any partnership or a joint venturer in any Joint Venture or create and hold stock in any subsidiary except, in the case of each Co-Borrower, the transactions with the other Co-Borrower contemplated by the Operative Documents; provided that GasCo shall not be considered to be a joint venturer in any Joint Venture solely because it is party to the Joint Operating Agreement, the Joint Development Agreement, or any similar agreement in respect of Gas Properties entered into in accordance with the terms hereof.
6.11    DISSOLUTION; MERGER. Such Co-Borrower shall not liquidate or dissolve, or combine, merge or consolidate with or into any other entity, consummate any Division Transaction, or change its legal form, or implement any material acquisition or purchase of assets consisting of a business or line of business from any Person, or change the nature of its business, or purchase or otherwise acquire all or substantially all of the assets of any Person.
6.12    AMENDMENTS TO AND TERMINATION OF CERTAIN DOCUMENTS. Such Co-Borrower shall not without the prior written consent of the Required Lenders (acting in consultation with the Independent Engineer), such consent not to be unreasonably withheld or delayed so long as no Event of Default has occurred and is continuing, amend or otherwise modify any Major Project Document to which it is a party or give any consent, waiver or approval (other than approvals in the ordinary course of business consistent with past practices for owners or operators of similar businesses, where applicable) (each such amendment or modification, consent, waiver or approval being referred to herein as a “Project Document Modification”) thereunder (including any waiver of any default under or breach of any Major Project Document to which it is a party), or agree in any manner to any other amendment, modification or change of any term or condition of any Major Project Document to which it is a party; provided that, subject to the limitations in the succeeding “provided, further”, (i) the extension of the term of a Major Project Document on substantially the same terms and conditions then in effect (or on more favorable terms and conditions in the aggregate to Co-Borrowers), (ii) any Project Document Modification which (x) is not, individually or in the aggregate when taken together with previously executed Project Document Modifications, materially adverse to any Co-Borrower, the Project or the interests of the Secured Parties in the Collateral and (y) does not require the expenditure by Co-Borrowers of more than $5,000,000 individually or more than $10,000,000 in the aggregate, in each case, as certified by such Co-Borrower and such Co-Borrower provides to the Administrative Agent a true, correct and complete copy of each such Project Document Modification, (iii) any Project Document Modification for the purposes of incurring any expenditure permitted under 6.26.1, (iv) any change order permitted under Section 6.26.2, (v) any termination by Co-Borrowers of a Major Project Document resulting from the material breach under such Major Project Document by the relevant counterparty shall not constitute an Event of Default to the extent the Co-Borrowers replace such Major Project Document in accordance with Section 7.1.14(b) or (d), or (vi) ministerial or administrative amendments, modifications, waivers, consents and approvals, in each of the cases of clauses (i) through (v), shall not require the consent of the Required Lenders; provided further that any amendment, modification or waiver with respect to any Major Project Document which adversely affects the rights of any LC Issuer shall require the consent of such LC Issuer.

6.12.1    No Co-Borrower shall, without the prior written consent of Administrative Agent as directed in writing by the Required Lenders, such consent and direction not to be unreasonably withheld or delayed so long as no Event of Default has occurred and is continuing, amend, supplement, waive or otherwise modify the organizational documents of such Co-Borrower, if the result would reasonably be expected to have an adverse effect on the Lenders or their rights or remedies under the Credit Documents in any material respect, including, the issuance of any Securities in such Co-Borrower other than such Co-Borrower’s issuance of additional common Securities to Holdings.
6.12.2    No Co-Borrower shall, without the prior written consent of Administrative Agent as directed in writing by the Required Lenders, such consent and direction not to be unreasonably withheld or delayed so long as no Event of Default has occurred and is continuing, seek to or petition to amend, modify, supplement or take any similar actions with respect to any Applicable Permit, except for such amendments, modifications, supplements or similar actions that (a) are required by Legal Requirements or (b) would not reasonably be expected to have a Material Adverse Effect.
6.12.3    No Co-Borrower shall, without the prior written consent of Administrative Agent as directed in writing by the Required Lenders, such consent and direction not to be unreasonably withheld or delayed so long as no Event of Default has occurred and is continuing, amend, supplement, waive or otherwise modify any Second Lien Credit Document or any Permitted Second Lien Refinancing Credit Document (a) if the effect of such amendment, supplement, waiver or other modification is or would be to (i) shorten or accelerate the dates (including final maturity) upon which payments of principal or interest are due on the Second Lien Facility or the Permitted Second Lien Refinancing Facility, or otherwise decrease the weighted average life to maturity of the foregoing, (ii) add or change in a manner adverse to the Borrower Parties any event of default or any covenant with respect to the Second Lien Facility or the Permitted Second Lien Refinancing Facility unless and solely to the extent such addition or change (x) has first been made to this Agreement or any other applicable Credit Document and does not relate to a cross-default or cross acceleration with respect to the Second Lien Facility or the Permitted Second Lien Refinancing Facility and (y) is capable of being incorporated into the Second Lien Credit Agreement maintaining the same cushion as between the Credit Documents and the Second Lien Credit Documents (or the Permitted Second Lien Refinancing Credit Documents, as applicable) or (iii) add any mandatory prepayment to, or change in a manner adverse to the Borrower Parties the prepayment provisions of, the Second Lien Facility or the Permitted Second Lien Refinancing Facility unless and solely to the extent (A) such addition or change has first been made to this Agreement or any other applicable Credit Document and (B) such change or addition would not require any prepayment of the Second Lien Facility or the Permitted Second Lien Refinancing Facility prior to a prepayment hereunder, or (b) in any other manner inconsistent with the Intercreditor Agreement.

6.13    NAME AND LOCATION; FISCAL YEAR. No Co-Borrower shall change its name, its jurisdiction of organization, the location of its principal place of business, its organization identification number or its fiscal year without providing 30 days prior written notice to Administrative Agent and Collateral Agent.
6.14    ASSIGNMENT. No Co-Borrower shall assign its rights hereunder or under any Major Project Document to any Person, except (a) in the case of this Agreement only, as permitted by Section 11.18 and (b) in the case of any Major Project Document, with the prior written consent of the Required Lenders.
6.15    ACCOUNTS. No Co-Borrower shall maintain or use any deposit or securities accounts other than the Accounts and the Local Checking Accounts without the prior written consent of Administrative Agent (as reasonably directed in writing by the Required Lenders).
6.16    HAZARDOUS SUBSTANCES. No Co-Borrower shall release into the environment any Hazardous Substances (a) in violation of any Environmental Laws or Permit required under any Environmental Law or (b) in a quantity, type or location that would reasonably be expected to lead to liability of any Co-Borrower pursuant to Environmental Laws or Permits except for, with respect to (a) and (b), any Release that would not reasonably be expected to materially impair the value of the Project, the Easements and the Collateral, taken as a whole, and would not otherwise reasonably be expected to have a Material Adverse Effect.
6.17    ADDITIONAL PROJECT DOCUMENTS. Other than (x) Permitted Commodity Hedge Agreements, (y) any joint operating agreement or joint development agreement entered into in connection with any Gas Property owned or acquired by GasCo in respect of which the Co-Borrowers have delivered to the Administrative Agent at least 10 Banking Days prior to execution and delivery thereof (or, if such joint operating agreement or joint development agreement is in substantially the same form as the Joint Development Agreement or Joint Operating Agreement, as applicable, in effect as of the Closing Date, within 10 Banking Days following the execution and delivery thereof), a true and correct copy of such agreement, together with a certificate of a Responsible Officer of GasCo certifying that the execution, delivery and performance of such agreement and the transactions contemplated thereby (1) are in the best interests of the Project, (2) are not materially adverse to the interests of the Secured Parties to the extent such agreement relates to a Gas Property owned on the Closing Date (or a Gas Property received as consideration in connection with a transfer or other disposition of a Gas Property owned on the Closing Date) and (3) would not reasonably be expected to have a Material Adverse Effect, and (z) those agreements described on Exhibit G-8 or as otherwise expressly provided in the Credit Documents, (a) without the prior written consent of Administrative Agent as directed in writing by the Required Lenders, which consent and direction shall not be unreasonably withheld or delayed, no Co-Borrower shall enter into, become a party to, or become liable under any Additional Project Document, or permit any counterparty to any existing Project Document to enter into on behalf of such Co-Borrower any agreement, other than any Additional Project Document, which, directly or indirectly through the reimbursement of costs, (i) provides for the payment by such Co-Borrower of, or the provision to such Co-Borrower of such goods and services with a value of, $5,000,000 or less per annum, (ii) provides for payment of Emergency Operating Costs, (iii) is a Replacement Project Document,

and (b) without the prior written consent of the Required Lenders, no Co-Borrower shall enter into any Major Project Document. Notwithstanding anything to the contrary herein, nothing in this Section 6.17 shall limit any Co-Borrower’s ability to enter into any agreement which is expressly permitted or is entered into to document or give effect to any transaction expressly permitted or required under any provision of the Credit Documents.
6.18    ASSIGNMENT BY THIRD PARTIES. Without prior written consent of the Required Lenders or unless provided in a Consent, no Co-Borrower shall consent to the assignment of any obligations under any Major Project Document by any counterparty thereto other than to a Replacement Obligor.
6.19    ACQUISITION OF REAL PROPERTY. No Co-Borrower shall acquire or lease any material real property or other material interest in real property (excluding the acquisition of Gas Properties that do not include producing wells or other surface or subsurface facilities or improvements on the portion of such Gas Properties being acquired or leased, the acquisition of any easements or licenses and the acquisition (but not the exercise) of any options to acquire any such interests in real property) other than the Site, the Easements and other interests in real property acquired on or prior to the Closing Date, unless such Co-Borrower shall have delivered to Administrative Agent a “Phase I” environmental site assessment with respect to such real property and, if a “Phase II” environmental site assessment is warranted (as reasonably determined by the relevant consultant, who shall be reasonably satisfactory to the Administrative Agent), a “Phase II” environmental site assessment with respect to such property, in each case, along with a corresponding reliance letter from the consultant issuing such site assessment(s), confirming either that (a) no Hazardous Substances were found in, on or under such real property of a nature or concentrations that would reasonably be expected to impose on any Co-Borrower an environmental liability that would be expected to have a Material Adverse Effect or (b) the conditions and risks associated with such Hazardous Substances were otherwise reasonably being addressed.
6.20    ERISA MATTERS. No Co-Borrower shall have any employees nor shall it maintain, sponsor or contribute to any Plan or Multiemployer Plan.
6.21    USE OF SITE AND EASEMENTS. No Co-Borrower shall use the Site or the Easements for any purpose other than for the construction, operation and maintenance of the Project as contemplated by the Operative Documents or to provide access rights to neighboring landowners, easement holders and tenants, in each case to the extent that such access rights constitute Permitted Liens.
6.22    TAX ELECTION; TAX SHARING AGREEMENTS. No Co-Borrower shall make an election to be classified for U.S. federal or applicable state, local or foreign income or franchise tax purposes as an association taxable as a corporation. No Co-Borrower shall enter into any tax sharing agreements with any other entity other than an agreement (i) the parties to which include no Person other than Holdings or the Co-Borrowers or (ii) with one or more non-Affiliate third parties made in the ordinary course of business, the primary subject of which is not tax.
6.23    HEDGING AGREEMENTS. No Co-Borrower shall enter into any Hedging Agreements except any Permitted Commodity Hedge Agreement.

6.24    LEASE TRANSACTIONS. No Co-Borrower shall enter into any transaction after the date hereof for the lease of any assets, whether operating leases, Capital Leases or otherwise, other than any one or more of the following: (a) any lease constituting Permitted Debt, (b) leases of automobiles, office equipment or other real or personal property pursuant to which the annual lease payments by such Co-Borrower do not exceed $5,000,000 in the aggregate in any fiscal year, (c) any transactions contemplated in the then applicable Annual Operating Budget, (d) any lease described on Exhibit G-8, (e) any lease consented to by Administrative Agent (such consent not to be unreasonably withheld or delayed) and (f) leases of Gas Properties made pursuant to the terms of the Joint Development Agreement.
6.25    CAPITAL EXPENDITURES. Prior to Term Conversion, no Co-Borrower shall make any Capital Expenditures other than in accordance with the Construction Budget, as then in effect. After Term Conversion, no Co-Borrower shall make any Capital Expenditures other than Permitted Capital Expenditures, Capital Expenditures consistent with the Annual Operating Budget and Emergency Operating Costs to the extent such costs are Capital Expenditures. Notwithstanding the foregoing, each Co-Borrower may make Capital Expenditures to the extent such Capital Expenditures are funded from (a) additional equity contributions made to such Co-Borrower by an owner of Holdings or (b) amounts in the Distribution Suspense Account subject to satisfaction of the Restricted Payment Conditions.
6.26    CONSTRUCTION BUDGET CONTINGENCY; CHANGE ORDERS; INITIAL BORROWING.
6.26.1    Changes to Construction Budget. No Co-Borrower shall amend or modify the Construction Budget without the prior written consent of Administrative Agent at the written direction of the Required Lenders acting in consultation with the Independent Engineer, such consent and direction not to be unreasonably withheld or delayed; provided that any Co-Borrower may, without the prior written consent of Administrative Agent (as directed in writing by the Required Lenders), such consent and direction not to be unreasonably withheld or delayed, (a) amend, revise or modify the Construction Budget to reallocate the “contingency” line item specified in the Construction Budget to any other budget categories (other than any line items pertaining to a transaction with an Affiliate) up to $5,000,000 in the aggregate and thereafter in respect of individual items not exceeding $2,000,000 until the aggregate amount of such reallocations is $10,000,000 and thereafter in respect of individual items not exceeding $100,000, (b) reallocate any savings in any line item specified in the Construction Budget in respect of which the work has been completed to any other line item in the Construction Budget (other than any line items pertaining to a transaction with an Affiliate), and (c) amend, revise or modify the Construction Budget so long as such amendment, revision or modification is required in connection with (i) any actions in respect of any Project Document permitted pursuant to Section 6.12 without the consent of Administrative Agent or (ii) any Additional Project Document permitted to be entered into pursuant to Section 6.17 without the consent of Administrative Agent. Co-Borrowers shall promptly deliver to Administrative Agent a copy of any revisions to the Construction Budget effected without the consent of Administrative Agent pursuant to this Section 6.26.1.
6.26.2    Change Orders. No Co-Borrower shall accept, approve or otherwise enter into any change order (or similar amendment) under any Construction and Equipment Contract without the prior written consent of Administrative Agent as directed in writing by the Required Lenders acting in consultation with the Independent Engineer, such consent and direction not to be unreasonably withheld or delayed so long as no Event of Default has occurred and is continuing, provided that, subject to Section 6.12.1, no such consent shall be required if (x) such change order (or similar amendment) is contemplated in the Construction Budget or is funded solely pursuant to the contingency line item in the Construction Budget to the extent permitted under Section 6.26.1 above without the consent of Administrative Agent, (y) such change order (or similar amendment) is immaterial, is of a technical nature and is without monetary impact or the monetary impact is less than $2,500,000 or (z) such change order (or similar amendment) will not result in any extension of the Completion Date, change to any warranty, performance guarantee or minimum performance levels and guarantees in any Construction and Equipment Contract, change to the procedures for or results of any Performance Tests, amendment of the definition of “Substantial Completion”, “Final Completion” or “Event of Default” or the conditions, events or circumstances that give rise to an event of default under any Major Project Document or change to the performance-based liquidated damages payable to such Co-Borrower under the Construction and Equipment Contracts or change the Guaranteed Substantial Completion Date (as defined therein).
6.26.3    Initial Borrowing. The Co-Borrowers shall not fail to make the initial Borrowing of Loans hereunder prior to July 31, 2019, in a minimum amount of not less than $7,000,000.
6.27    RECEIVABLES. No Co-Borrower shall extend the maturity of, or agree to any renewal of, any Receivable in excess of $2,000,000 individually or $5,000,000 outstanding at any time, or fail to enforce its rights under any Receivable in excess of $2,000,000 individually or $5,000,000 outstanding at any time without the prior written consent of the Administrative Agent.
6.28    ANTI-TERRORISM; AML LAWS; ANTI-CORRUPTION; SANCTIONS. Each Borrower Party shall:
(a)    not lend, contribute or otherwise make available the Loans, directly or indirectly, to any Person that (i) is, or is an Affiliate of a Person that is a Sanctioned Person or Sanctioned Country, or is described by or designated in any Anti-Terrorism Order, (ii) is, or is an Affiliate of a Person that is, in violation of the Sanctions, AML Laws, Anti-Corruption Laws or Anti-Terrorism Laws; or (iii) has, or is an Affiliate of a Person that has, been convicted of money laundering (under any AML Laws, including 18 U.S.C. Sections 1956 or 1957), which conviction has not been overturned, in each case of clauses (i), (ii) and (iii), to the extent that such contribution or provision or making available of Loans would be prohibited by the Sanctions, AML Laws, Anti-Corruption Laws or Anti-Terrorism Laws or would otherwise cause any Person participating in the transactions contemplated by this Credit Agreement as a lender, participant, arranger, issuing bank, borrower, obligor or agent to be in breach of the Sanctions, AML Laws, Anti-Corruption Laws or Anti-Terrorism Laws;
(b)    not fund all or part of any repayment under the Loans out of proceeds derived from transactions which at the time of effecting the applicable transaction would be prohibited by the Sanctions, AML Laws, Anti-Corruption Laws or Anti-Terrorism Laws or would otherwise cause any Person participating in the transactions contemplated by this Agreement as a lender, borrower or agent to be in breach of the Sanctions, AML Laws, Anti-Corruption Laws or Anti-Terrorism Laws;
(c)    not request any Borrowing or Letter of Credit, and such Co-Borrower shall not use, and shall procure that its directors, officers and employees shall not use, directly or indirectly, the proceeds of any Borrowing or Letter of Credit (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws or AML Laws, (ii) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Sanctioned Person, or in any Sanctioned Country, or involving any goods originating in or with a Sanctioned Person or Sanctioned Country, in each case if such action would be a violation of applicable law, or (iii) in any manner that would result in the violation of any Sanctions by any Person participating in the transactions contemplated by this Agreement as a lender, borrower or agent; and
(d)    ensure that appropriate controls and safeguards are in place designed to prevent any proceeds of the Loans from being used contrary to clauses (a) through (c) above.
6.29    PRODUCTION PROJECT. GasCo shall not permit the annual rig limit set forth in Section 5.1(k)(ii) of the Joint Development Agreement and Section 1 of Master JOA Supplemental Agreement applicable to the Joint Operating Agreement to be exceeded.
6.30    FINANCIAL COVENANT. Commencing with the first full fiscal quarter ending following the Term Conversion Date, permit the Debt Service Coverage Ratio to be less than 1.10:1.00 as of the last day of any fiscal quarter (the “Financial Covenant”). For purposes of determining compliance with the Financial Covenant, any common equity contribution (other than Drawstop Equity Contributions) made to the Co-Borrowers after the end of a fiscal quarter and on or prior to the day that is 10 Banking Days after the day on which financial statements are required to be delivered for such fiscal quarter will, at the request of the Co-Borrowers, be included in the calculation of Operating Cash Available for Debt Service solely for the purposes of determining compliance with such Financial Covenant at the end of such fiscal quarter and applicable subsequent periods (any such equity contribution so included in the calculation of Operating Cash Available for Debt Service, a “Specified Equity Contribution”); provided, that (a) in each four consecutive fiscal quarter period, there shall be at least two fiscal quarters in which no Specified Equity Contribution is made, (b) during the term of the Term Facility, no more than five Specified Equity Contributions shall be made, (c) the amount of any Specified Equity Contribution shall be no greater than the amount required to cause the Co-Borrowers to be in compliance with the Financial Covenant, (d) all Specified Equity Contributions shall be disregarded for purposes of determining any baskets with respect to the covenants contained in the Credit Documents and (e) there shall be no pro forma reduction in Debt with the proceeds of any Specified Equity Contribution for determining compliance with the Financial Covenant; provided, that to the extent such net cash proceeds are actually applied to prepay Debt, such reduction may be credited in any subsequent fiscal quarter.
6.31    PASSIVE HOLDING COMPANY STATUS OF HOLDINGS. Holdings shall not engage in any operating or business activities other than the following: (a) its direct ownership of Capital Stock of the Co-Borrowers, (b) equity issuances, transfers, retirements, exchanges, splits into series and repurchases of the Capital Stock of Holdings (and, for the avoidance of doubt, not of the Co-Borrowers) not prohibited hereunder, (c) the maintenance of its legal existence (including the ability to incur fees, costs and expenses relating to such maintenance), (d) the entering into, and the performance of its obligations under, the Credit Documents and the Second Lien Credit Documents to which it is a party, (e) payment of dividends, and making contributions to the capital of the Co-Borrowers, (f) participating in tax, accounting and other administrative matters as a member of the consolidated group of Holdings and its Subsidiaries or the making and filing of any reports required by Governmental Authority, (g) providing customary indemnification to its officers, managers and directors, and (y) any other activities reasonably incidental to the foregoing and customary for passive holding companies.
6.32    PREPAYMENT OF SECOND LIEN DEBT. No Borrower Party shall (a) voluntarily prepay, in whole or in part, the Second Lien Facility or the Permitted Second Lien Refinancing Facility or (b) make any mandatory prepayment of the Second Lien Facility or the Permitted Second Lien Refinancing Facility except and to the extent required by the Second Lien Credit Agreement or the Permitted Second Lien Refinancing Credit Agreement, in each case, until the Discharge of First Lien Secured Obligations; provided however, that (i) in the case of clause (a), the Borrower Parties may make such prepayments with the proceeds of a Permitted Second Lien Refinancing Facility and (ii) in the case of each of clauses (a) and (b), the Borrower Parties may make such prepayments (x) in lieu of a Restricted Payment if the Restricted Payment Conditions have been met with respect to such amounts or (y) in an amount not to exceed the aggregate amount permitted to be paid or distributed pursuant to Section 6.6.2. For the sake of clarity, the Co-Borrowers may pay, as and when due and payable, non-accelerated payments of interest and principal on account of the Second Lien Facility or the Permitted Second Lien Refinancing Facility pursuant to and in accordance with the Second Lien Credit Agreement, as in effect on the Closing Date or as amended in a manner permitted by the Intercreditor Agreement or the Permitted Second Lien Refinancing Credit Agreement, as in effect on the date entered into or as amended in a manner permitted by the Intercreditor Agreement and subject in all cases to the provisions of Section 3.2(b) of the Depositary Agreement.
ARTICLE 7
EVENTS OF DEFAULT; REMEDIES
7.1    EVENTS OF DEFAULT. The occurrence of any of the following events shall constitute an event of default (each, an “Event of Default”) hereunder:
7.1.1    Failure to Make Payments. A Co-Borrower shall fail to pay, in accordance with the terms of this Agreement (i) any principal on any Loan or any LC

Reimbursement Obligation on the date that such sum is due, (ii) any interest on any Loan or any LC Reimbursement Obligation or any Commitment Fee or LC Participation Fee within three Banking Days after the date such sum is due, (iii) any scheduled fee, cost, charge or sum due hereunder or under any other Credit Documents within five Banking Days of the date that such sum is due, or (iv) any other fee, cost, charge or other sum due under this Agreement or the other Credit Documents within three Banking Days after Administrative Agent has provided written notice to Co-Borrowers that such sum is due.
7.1.2    Bankruptcy; Insolvency. A Borrower Party shall become subject to a Bankruptcy Event.
7.1.3    Cross Defaults. Holdings or a Co-Borrower shall default for a period beyond any applicable grace period (a) in the payment of any principal, interest or other amount due under any agreement involving Debt for Borrowed Money (other than Debt under the Credit Documents) and the outstanding amount or amounts payable under any such agreement equals or exceeds $5,000,000 in the aggregate, (b) in the performance of any obligation due under any agreement involving such Debt if pursuant to such default, the holder of the obligation concerned has accelerated the maturity of any such Debt evidenced thereby which equals or exceeds $5,000,000 in the aggregate or (c) on and after Term Conversion, any “event of default” or “termination event” shall occur under any Permitted Commodity Hedge Agreement or any other Hedging Agreement or any other failure to make any payment or to perform of any obligation due under any Permitted Commodity Hedge Agreement or any other Hedging Agreement if the effect thereof is to cause amounts not otherwise payable by such Co-Borrower in the ordinary course thereunder, to become due and payable and (i) in the case of any Hedging Agreement other than a Permitted Commodity Hedge Agreement, such amounts exceed $5,000,000, (ii) if such Co-Borrower’s obligations under such Permitted Commodity Hedge Agreement are not secured by a Letter of Credit, such amounts exceed $5,000,000 or (iii) if such Co-Borrower’s obligations under such Permitted Commodity Hedge Agreement are secured by any Letter of Credit, the Outstanding Amount (as defined in the Intercreditor Agreement) with respect to such Permitted Commodity Hedge Agreement that becomes due and payable exceeds the Available Amount of the Letter of Credit provided to the Permitted Commodity Hedge Counterparty under such Permitted Commodity Hedge Agreement.
7.1.4    Judgments.
(a)    A final judgment or judgments shall be entered against any Borrower Party in the amount of $5,000,000 (excluding any amounts covered by insurance or subject to indemnification by a third party) or more in the aggregate (other than, in each case, (a) a judgment which is discharged within 60 days after its entry, or (b) a judgment, the execution of which is effectively stayed within 60 days after its entry, or (c) a judgment is satisfied within 60 days after its entry).

(b)    Any non-monetary judgment or order (including any directive, instruction, incident of non-compliance or other order issued by any Governmental Authority) shall be rendered against any Borrower Party that would reasonably be expected to have a Material Adverse Effect, and there shall be any period of 60 consecutive days during which a stay of enforcement of such judgment or, order, by reason of a pending appeal or otherwise, shall not be in effect.
7.1.5    ERISA. One or more ERISA Events shall have occurred that, when taken together with all other ERISA Events that have occurred, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
7.1.6    Breach of Terms of Agreement.
(a)    Defaults Without Cure Periods. Any Borrower Party shall fail to perform or observe any of the covenants set forth in Sections 5.1 (Use of Proceeds, Project Revenues and Other Proceeds), 5.3 (Warranty of Title), 5.4.3 (Notices), 5.9(a) (Existence, Conduct of Business Properties, Etc.), 5.15 (Maintenance of Insurance), 5.19 (Special Purpose Entity), 5.20 (The Patriot Act), 5.22 (Maintenance of Accounts) or Article 6 (Negative Covenants).
(b)    Other Defaults. Any Borrower Party shall fail to perform or observe any of its covenants set forth hereunder or any other Credit Document not otherwise specifically provided for in Section 7.1.6(a) or elsewhere in this Article 7, and such failure shall continue unremedied for a period of 30 days after any Borrower Party has Knowledge thereof or receives written notice thereof from Administrative Agent; provided that, if (i) such failure cannot be cured within such 30 day period, (ii) such failure is susceptible of cure within 90 days, (iii) such Borrower Party is proceeding with diligence and in good faith to cure such failure, (iv) the existence of such failure has not had and would not, after considering the nature of the cure, be reasonably expected to have a Material Adverse Effect, and (v)  Administrative Agent shall have received a certificate signed by a Responsible Officer of such Borrower Party to the effect of clauses (i), (ii), (iii) and (iv) above and stating what action such Borrower Party is taking to cure such failure, then such 30 day cure period shall be extended to such date, not to exceed a total of 90 days as shall be necessary for such Borrower Party diligently to cure such failure.
7.1.7    Loss of Collateral. Any substantial portion of the Collateral is damaged, seized or appropriated without applicable insurance proceeds (subject to the underlying deductible), indemnity payments received from a third party or without fair value being paid therefor, in each case so as to allow replacement of such Collateral and/or prepayment of Loans and to allow each Borrower Party to continue satisfying its obligations hereunder and under the other Operative Documents to which it is a party, after giving effect to any applicable insurance coverage or other proceeds received or reasonably expected to be received for such event.
7.1.8    Regulatory Status.
(a)    PowerCo shall have tendered notice to FERC that it has ceased to be an Exempt Wholesale Generator or FERC shall have issued an order determining that PowerCo no longer meets the criteria of an Exempt Wholesale Generator or takes other action revoking such Exempt Wholesale Generator status.
(b)    FERC shall have issued an order determining that PowerCo does not have MBR Authority or otherwise revoking or suspending such MBR Authority, or shall have issued an order subjecting such sales to any materially adverse individual rate cap (whether based on cost or otherwise) or any other materially adverse individual market power mitigation measure, as the term “mitigation” is used under 18 C.F.R. § 35.38.
(c)    Any Co-Borrower shall lose its exemption from regulation as an “electric utility company,” “public-utility company” or “holding company” under PUHCA or become subject to and not exempt from, whether or not a specific exemption has been granted, financial, organizational or rate regulation as a public utility under Chapter 4905 of the Ohio Revised Code and any regulations promulgated thereunder.
(d)    Commencing with the first year that any Co-Borrower is eligible to participate in the PJM Base Residual Auction, any Co-Borrower shall fail to clear the full amount of its Unforced Capacity in the PJM capacity market as a Capacity Performance Resource or similar capacity product or otherwise fail to meet the requirements of a Capacity Performance Resource or similar capacity product and, in each case, such failure would reasonably be expected to have a Material Adverse Effect.
7.1.9    Abandonment. (i) Any Co-Borrower shall announce that it is abandoning the Generating Project or the Production Project, or (ii) the construction or operation of the Generating Project or the Production Project shall be abandoned for a period of more than 30 consecutive days for any reason; provided that, none of (A) scheduled maintenance of the Generating Project or the Production Project, (B) repairs to the Generating Project or the Production Project, whether or not scheduled or (C) a force majeure event, forced outage or scheduled outage of the Generating Project or the Production Project shall constitute abandonment, so long as Co-Borrowers are diligently attempting to end any such outage or resolve such event.
7.1.10    Security; Guaranties. (i) Any of the Collateral Documents, shall, except as the direct result of the acts of Collateral Agent and other than with respect to an immaterial portion of the Collateral, fail to provide to Collateral Agent, for the benefit of the Secured Parties, the Liens, security interest having the priority required by this Agreement or the relevant Collateral Documents, rights, titles, interest, remedies permitted by law, powers or privileges intended to be created thereby or, except in accordance with its terms, cease to be in full force and effect or be declared null and void, or the validity thereof having the priority required by this Agreement or the relevant Collateral Documents or the applicability thereof to the Loans, the Notes (if any) or any other obligations purported to be secured or guaranteed thereby or any part thereof shall be disaffirmed by or on behalf of a Co-Borrower or, in respect of the Guaranty and Security Agreement, Holdings (other than following the satisfaction in full of the Obligations or any other termination of a Collateral Document in accordance with the terms hereof and thereof); or (ii) any Guaranty for any reason, other than the Discharge of First Lien Secured Obligations, shall cease to be in full force and effect (other than in accordance with its express terms) or shall be declared to be null and void or any Guarantor shall repudiate its obligations thereunder, or any Guarantor or Affiliate thereof shall contest the validity or enforceability of any Guaranty;
7.1.11    Change of Control. A Change of Control shall have occurred.
7.1.12    Unenforceability or Invalidity of Credit Documents. At any time after the execution and delivery thereof, any material provision of any Credit Document (including, without limitation, the subordination provisions in the Subordination Agreement) shall cease to be in full force and effect (other than by reason of Discharge of First Lien Secured Obligations or any other termination of a Credit Document expressly permitted in accordance with the terms hereof or thereof) or any Credit Document shall be declared null and void by a Governmental Authority of competent jurisdiction or its validity or enforceability shall be contested or the obligations thereunder repudiated by any Borrower Party or Affiliate thereof (or, in the case of the Subordination Agreement or any Consent, by the subordinated creditor or third party that is a party thereto).
7.1.13    Misstatements; Omissions. Any representation or warranty made or deemed made by any Borrower Party in any Credit Document to which such Person is a party or in any separate statement, certificate or document delivered to Administrative Agent, Depositary Agent, Collateral Agent, or any Lender hereunder or under any other Credit Document to which such Person is a party, shall be untrue in any material respect as of the time made or deemed made; provided that, in respect of misrepresentations which are capable of being remedied and are made or deemed made after the Closing Date, and the untruth of which would not reasonably be expected to have a Material Adverse Effect, any such misrepresentation shall not be deemed to be an Event of Default if such misrepresentation is corrected within 30 days of any Borrower Party acquiring Knowledge thereof (or such longer period as is reasonably required, in the discretion of the Administrative Agent).
7.1.14    Project Document Defaults.
(a)    Co-Borrower Breach. A Co-Borrower shall be in breach in any material respect of, or in default in any material respect under, a Major Project Document and such breach or default shall continue unremedied for the period of time (without giving effect to any extension given to Collateral Agent under any applicable Consent with respect thereto) under such Major Project Document which such Co-Borrower has available to it in which to remedy such breach or default; provided that, if (1) such breach or default cannot be cured within the period of time provided in the applicable Major Project Document, (2) such breach or default is susceptible of cure within 30 days after such breach or default, (3) such Co-Borrower is proceeding with diligence and in good faith to cure such breach or default, (4) the existence of such breach or default has not had and would not, after considering the nature of the cure, be reasonably expected to give rise to a Material Adverse Effect, and (5) Administrative Agent shall have received a certificate of a Responsible Officer of such Co-Borrower to the effect of clauses (1), (2), (3) and (4) above and stating what action such Co-Borrower is taking to cure such breach or default, then such 30 day cure period (or such lesser period of time, as the case may be) shall be extended to such date, not to exceed a total of 90 days, as shall be necessary for such Co-Borrower diligently to cure such breach or default.
(b)    Third Party Breach. Any Person other than a Co-Borrower shall be in breach of, or in default under, a Major Project Document and such breach or default would reasonably be expected to have a Material Adverse Effect; provided that no Event of Default shall occur as a result of any such breach or default if (i) (A) such breach or default is cured within 90 days from the time the applicable Co-Borrower obtains Knowledge of such breach or default or (B) the applicable Co-Borrower obtains a Replacement Obligor for the affected party within such 90 day period or (ii) in the case of breach or default involving a Bankruptcy Event of such Person other than a Co-Borrower, the applicable Person is substantially performing its remaining obligations with respect to the Major Project Documents to which it is a party, if any, and has not rejected the Major Project Documents to which it is a party.
(c)    Third Party Consents. (i) Any Major Project Participant other than a Co-Borrower shall disaffirm or repudiate in writing its material obligations under any Consent and such disaffirmation or repudiation is not rescinded and revoked in writing by such Major Project Participant within 90 days thereof, (ii) any representation or warranty made by any Major Project Participant other than a Co-Borrower in a Consent shall be untrue in any material respect as of the time made and such untrue representation or warranty would reasonably be expected to result in a Material Adverse Effect, or (iii) a Major Project Participant other than a Co-Borrower shall breach any material covenant of a Consent and such breach would reasonably be expected to have a Material Adverse Effect; provided, that in the case of each of clauses (i), (ii) and (iii) above, that no Event of Default shall occur as a result thereof if such event is cured within 90 days from the time the applicable Co-Borrower obtains Knowledge of such events (it being understood that the Co-Borrowers shall be considered to have cured any such event if the relevant Major Project Participant is replaced by a Replacement Obligor that does not so trigger this Section 7.1.14(c) and without material liability to any Co-Borrower arising out of such replacement).
(d)Termination. (x) Any Major Project Document shall terminate or shall be declared null and void (except upon fulfillment of such party’s obligations thereunder or the scheduled expiration of the term of such Major Project Document) or (y) any provision of any Major Project Document shall for any reason cease to be valid and binding on any party thereto (other than any Co-Borrower), other than any such failure to be valid and binding which would not reasonably be expected to have a Material Adverse Effect and except, in the case of the foregoing clause (x) or (y), to the extent that (1) such provision is restored or replaced by a replacement provision in form and substance reasonably acceptable to Administrative Agent within, or (2) the applicable Co-Borrower enters into a Replacement Project Document within, in each case of clauses (1) and (2), (I) with respect to any Closing Date Permitted Commodity Hedge Agreement, any Interconnection Agreement or the EPC Contract, a 30 day period thereafter or (II) with respect to any other Major Project Document, a 90 day period thereafter.

7.1.15    Loss of or Failure to Obtain Necessary Project Permits.

(a)    A Co-Borrower shall fail to obtain, maintain or renew any Permit on or after the date that such Permit becomes, or at such other time as such Permit is, an Applicable Permit and such failure would reasonably be expected to have a Material Adverse Effect; provided that no Event of Default shall occur for a period of up to 60 days following any such failure so long as (x) such Co-Borrower or another Person for or on behalf of such Co-Borrower is diligently seeking to remedy such failure (or cause such failure to be remedied), (y) such Co-Borrower continues to construct or operate the Project, or the Project is otherwise constructed or operated, as contemplated by the Credit Documents and the Major Project Documents and (z) at all times during such 60 day period there has not occurred, nor after consideration of the nature of such Co-Borrower’s or such other Person’s efforts to remedy such failure (or cause such failure to be remedied), would there reasonably be expected to occur, a Material Adverse Effect.
(b)    Any Applicable Permit necessary for the construction and operation of the Project and for each Co-Borrower’s performance of its obligations under the Major Project Documents shall be materially modified, revoked, canceled or not renewed by the issuing agency or other Governmental Authority having jurisdiction (or otherwise ceases to be in full force and effect) other than any such modification of, revocation of, cancellation of, failure to renew, or failure to maintain in full force and effect such Applicable Permit that would not reasonably be expected to have a Material Adverse Effect.
7.1.16    Term Conversion. Term Conversion shall not have occurred by the Date Certain (as such date may be extended pursuant to the definition thereof).
7.2    REMEDIES. Upon the occurrence and during the continuation of an Event of Default, any Agent or Lender may, at the direction of the Required Lenders, without further notice of default, presentment or demand for payment, protest or notice of non‑payment or dishonor, or other notices or demands of any kind, all such notices and demands (other than notices expressly required by the Credit Documents) being waived, exercise any or all of the following rights and remedies, in any combination or order that the Required Lenders may elect, in addition to such other rights or remedies as the Secured Parties may have hereunder, under the Collateral Documents or at law or in equity:
7.2.1    No Further Loans or Letter of Credit. Subject to Section 2.2.5, cancel all Commitments, refuse, and Administrative Agent, the LC Issuers and the Lenders shall not be obligated, to continue any Loans, make any additional Loans, issue, renew, or extend any Letter of Credit, and no Agent shall be required, to make any payments, or permit the making of payments, from any Account or any Loan proceeds or other funds held by such Agent under the Credit Documents or on behalf of Co-Borrowers; provided that in the case of an Event of Default occurring under Section 7.1.2 with respect to any Co-Borrower, all such Commitments shall be cancelled and terminated without further act of any Agent or any other Secured Party.
7.2.2    Cure by Agents. Without any obligation to do so, make disbursements or Loans to or on behalf of Co-Borrowers or disburse amounts from any Account to cure (a) any Event of Default or Inchoate Default hereunder, and (b) any default and render any performance under any Project Document as the Required Lenders in their sole discretion may consider necessary or appropriate, whether to preserve and protect the Collateral or the Secured Parties’ interests therein or for any other reason. All sums so expended, together with interest on such total amount at the Default Rate (but in no event shall the rate exceed the maximum lawful rate), shall be repaid by Co-Borrowers to Administrative Agent or Collateral Agent, as the case may be, on demand and shall be secured by the Credit Documents, notwithstanding that such expenditures may, together with amounts advanced under this Agreement, exceed the aggregate amount of the Total Term Loan Commitment.
7.2.3    Acceleration. Declare and make all or a portion of the sums of accrued and outstanding principal and accrued but unpaid interest remaining under this Agreement, together with all accrued and unpaid fees, costs (including Liquidation Costs and the Call Premium) and charges due hereunder or under any other Credit Document, immediately due and payable and require Co-Borrowers immediately, without presentment, demand, protest or other notice of any kind, all of which each Co-Borrower hereby expressly waives, to pay Administrative Agent or the Secured Parties an amount in immediately available funds equal to the aggregate amount of any outstanding Obligations of Co-Borrowers; provided that, if an Event of Default occurs under Section 7.1.2 with respect to any Co-Borrower, all such amounts shall become immediately due and payable without further act of Administrative Agent, the LC Issuers, Collateral Agent, or the other Secured Parties. Upon any principal amount in respect of any Loan becoming due and payable under this Section 7.2.3, whether automatically or by declaration, the Call Premium determined in respect of such principal amount shall all be immediately due and payable in connection therewith, in each and every case without presentment, demand, protest or further notice, all of which are hereby waived by the Co-Borrowers.
7.2.4    Cash Collateral; Letters of Credit. Apply or execute upon any amounts on deposit in any Account, or any proceeds or any other moneys of any Co-Borrower on deposit with Administrative Agent, Collateral Agent, Depositary Agent or any other Secured Party in the manner provided in the UCC and other relevant statutes and decisions and interpretations thereunder with respect to cash collateral. Without limiting the foregoing, each of Administrative Agent, Collateral Agent and Depositary Agent shall have all rights and powers with respect to the Loan proceeds, the Accounts and the contents of the Accounts as it has with respect to any other Collateral and may apply, or cause the application of, such amounts to the payment of interest, principal, fees, costs, charges or other amounts due or payable to Administrative Agent, Collateral Agent, Depositary Agent or the Secured Parties with respect to the Loans in accordance with the Intercreditor Agreement. No Co-Borrower shall have any rights or powers with respect to such amounts.
In addition to the foregoing, but subject to the Intercreditor Agreement, Collateral Agent and the other Secured Parties shall, at the direction of the Required Lenders, at any time while an Event of Default has occurred and is continuing be entitled to exercise all remedies under the UCC and any Governmental Rule.

7.3    APPLICATION OF PROCEEDS. All proceeds received by the Collateral Agent shall be applied, and proceeds received by any Secured Party under this Agreement or any Collateral Document shall be turned over to the Collateral Agent to be applied, in full or in part by the Collateral Agent as and when provided in Section 3.4 of the Intercreditor Agreement.
ARTICLE 8
[RESERVED]

ARTICLE 9
ADMINISTRATIVE AGENT; SUBSTITUTION
9.1    APPOINTMENT, POWERS AND IMMUNITIES.
9.1.1    In order to expedite the transactions contemplated by this Agreement, each Lender and each other Secured Party hereby appoints and authorizes (a)  AMP Capital Investors Limited, to act as the Arranger, (b) Cortland Capital Market Services LLC to act as Administrative Agent and (c) ING Capital LLC to act as an LC Issuer. None of the Administrative Agent, the Arranger or any of their respective Related Parties shall have any duties or responsibilities except those expressly set forth in this Agreement or in any other Credit Document, or be a trustee or a fiduciary for any Secured Party, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into the Credit Documents or otherwise exist against Administrative Agent (other than those implied as a matter of applicable law that are not capable of being waived). It is understood and agreed that the use of any of the terms “agent,” “arranger” or “bookrunner” herein or in any other Credit Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Legal Requirements. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties. Notwithstanding anything to the contrary contained herein, none of the Administrative Agent, the Arranger or any of their respective Related Parties shall be liable as such for any action taken or omitted by any of them except for its or their own gross negligence or willful misconduct as determined in a final non-appealable decision by a court of competent jurisdiction, or required to take any action which is contrary to this Agreement or any other Credit Documents or any Legal Requirement or that exposes any of the Administrative Agent, the Arranger or any of their respective Related Parties (as the case may be) to any liability. None of the Arranger, the Administrative Agent, the Lenders nor any of their respective Related Parties shall be required to ascertain or to make any inquiry concerning the performance or observance by any Borrower Party of any of the terms, conditions, covenants or agreements contained in any Credit Document, or be responsible for (i) any recitals, statements, representations or warranties made by any other Person contained in this Agreement or the other Credit Documents or the contents of any document delivered in connection herewith or therewith, the other Credit Documents or in any certificate or other document referred to or provided for in, or received by the Arranger, the Administrative Agent, or any other Secured Party under this Agreement or any other Credit Document, (ii)  any failure by any Borrower Party or its Affiliates to perform their respective obligations hereunder or thereunder, or (iii) the failure, delay in performance or breach by any Lender or any LC Issuer of any of its obligations hereunder or as a result of any information provided by any Lender or any LC Issuer, or to any Lender or any LC Issuer on account of the failure of or delay in performance or breach by any other Lender or any other LC Issuer or any Borrower Party of any of their respective obligations hereunder or in connection herewith. The Administrative Agent and the Arranger may execute any and all duties hereunder by or through any agents or employees or any sub-agent appointed by it, and none of the Administrative Agent or Arranger shall be responsible for the negligence or misconduct of any such agents or attorneys‑in‑fact selected by it with reasonable care.
9.1.2    Without limiting the generality of the foregoing, (a) Administrative Agent may treat the payee of any Note as the holder thereof until Administrative Agent receives written notice of the assignment or transfer thereof signed by such payee and in form satisfactory to Administrative Agent, (b)  Administrative Agent may consult with legal counsel (including, without limitation, counsel to the Co-Borrowers), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts, (c) none of the Administrative Agent or Arranger makes any warranty or representation to any other Secured Party for any statements, warranties or representations made in or in connection with any Operative Document, (d) none of the Administrative Agent or Arranger shall have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of any Operative Document on the part of any party thereto, the existence of any Default or Event of Default, to inspect the Collateral or other property (including the books and records) of any Borrower Party or any other Person or to ascertain or determine whether a Material Adverse Effect exists or is continuing (provided that the Administrative Agent shall be required to provide notice (or copies, as applicable) to the Lenders and the LC Issuers of any payments, notices and other matters as provided in this Agreement (including, without limitation, pursuant to Section 9.4) and the other Credit Documents), (e) none of the Administrative Agent or the Arranger shall be responsible to any other Secured Party for the due execution, legality, validity, enforceability, effectiveness, genuineness, sufficiency or value of any Operative Document or any other instrument or document furnished pursuant thereto and (f) the Administrative Agent shall not be deemed to have made any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Collateral Agent’s Lien thereon, or any certificate prepared by any Borrower Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Secured Parties for any failure to monitor or maintain any portion of the Collateral. Except as otherwise provided under this Agreement and the other Credit Documents, the Administrative Agent shall take, or omit, such action with respect to the Credit Documents as shall be directed by the Required Lenders or, if expressly so provided, all Lenders. The Administrative Agent shall not be under any duty to take any discretionary action permitted to be taken by it pursuant to the provisions of this Agreement or the other Credit Documents unless it shall be instructed in writing to do so by the Required Lenders. The other Secured Parties further acknowledge and agree that so long as the Administrative Agent shall make any determination to be made by it hereunder or under any other Credit Document in good faith, the Administrative Agent shall have no liability in respect of such determination to any Secured Party. The Administrative Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees, and may consult with the applicable Independent Consultants in the exercise of such powers, rights and remedies and the performance of such duties.
9.1.3    Arranger shall not have any right, power, obligation, liability, responsibility or duty under this Agreement, other than those applicable to all Secured Parties and those set forth in Section 11.14 and this Article 9. The Arranger shall only have those rights, powers, obligations, liabilities, responsibilities and duties set forth in Section 3.1, this Article 9 and Section 11.14. Without limiting the foregoing, Arranger shall not have or be deemed to have a fiduciary relationship with any Secured Party. Each Secured Party hereby makes the same acknowledgments with respect to the Arranger as it makes with respect to the Administrative Agent in this Article 9. Notwithstanding the foregoing, the parties hereto acknowledge that the Arranger holds such title in name only, and that such title confer no additional rights or obligations relative to those conferred on any Secured Party hereunder.
9.1.4    Each Lender, each LC Participant and each LC Issuer hereby authorizes Administrative Agent to be the agent for and representative of the Lenders, the LC Participants and the LC Issuers with respect to each Guaranty, including, without limitation, enforcement thereof.
9.2    RELIANCE. Each of the Administrative Agent and the Arranger shall be entitled to rely upon, and shall not incur any liability for relying upon, any certificate, notice or other document (including any cable, telegram, electronic mail or telex) believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by it. Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person. Each of the Administrative Agent and the Arranger shall in all cases be fully protected in acting, or refraining from acting, in accordance with written instructions signed by the Required Lenders and, except as otherwise specifically provided herein, such instructions and any action or inaction pursuant thereto shall be binding on all the Secured Parties. As to any other matters not expressly provided for by this Agreement, the Administrative Agent shall not be required to take any action or exercise any discretion, but shall be required to act or to refrain from acting upon instructions of the Required Lenders or, where expressly provided, all Lenders (except that the Administrative Agent shall not be required to take any action which exposes the Administrative Agent to personal liability or which is contrary to this Agreement, any other Credit Document or any Legal Requirement). The Administrative Agent shall in all cases (including when any action by the Administrative Agent alone is authorized hereunder, if the Administrative Agent elects in its sole discretion to obtain instructions from the Required Lenders) be fully protected in acting, or in refraining from acting, hereunder or under any other Credit Document in accordance with the instructions of the Required Lenders (or, where so expressly stated, all Lenders), and such instructions of the Required Lenders (or all Lenders, where applicable) and any action taken or failure to act pursuant thereto shall be binding on all of the Secured Parties. The Administrative Agent shall not be liable for any action taken or refrained from being taken, by it with the consent or at the direction of the Required Lenders.
9.3    NON‑RELIANCE. Each Lender represents that it has, independently and without reliance on the Arranger, the Agents, or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of the financial condition and affairs of each Co-Borrower and its own decision to enter into this Agreement and agrees that it will, independently and without reliance upon the Arranger, the Agents, or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own appraisals and decisions in taking or not taking action under this Agreement. Each of the Administrative Agent, the Arranger and any Lender shall not be required to keep informed as to the performance or observance by any Co-Borrower or its Affiliates under this Agreement or the other Credit Documents or any other document referred to or provided for herein or therein to make inquiry of, or to inspect the properties or books of any Co-Borrower or its Affiliates.
9.4    DEFAULTS; MATERIAL ADVERSE EFFECT. None of the Arranger or the Administrative Agent shall be deemed to have knowledge or notice of the occurrence of any Inchoate Default, Event of Default or Material Adverse Effect, unless such Person has received a written notice from a Lender, Secured Party or any Borrower Party, referring to this Agreement, describing such Inchoate Default, Event of Default or Material Adverse Effect and indicating that such notice is a notice of the occurrence of such default or Material Adverse Effect (as the case may be). If Administrative Agent receives such a notice of the occurrence of an Inchoate Default, Event of Default or Material Adverse Effect, Administrative Agent shall give written notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Inchoate Default, Event of Default or Material Adverse Effect as is provided in Article 3, Article 7 or the terms of the Credit Documents, or if not provided for in Article 3, Article 7 or such Credit Documents, as the Administrative Agent shall be reasonably directed by the Required Lenders; provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Inchoate Default, Event of Default or Material Adverse Effect as it shall deem advisable in the best interest of the Lenders.
9.5    INDEMNIFICATION. Without limiting the Obligations of any Co-Borrower hereunder, each Lender, severally and not jointly, agrees to indemnify each Agent and their respective officers, directors, shareholders, controlling Persons, employees, agents and servants, ratably in accordance with their Proportionate Shares for any and all liabilities, obligations, losses, damages, penalties, actions, final judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against any Agent or such Person in any way relating to or arising out of this Agreement, the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or the enforcement of any of the terms hereof or thereof or of any such other documents, or any action taken or omitted by it or any of them under this Agreement or any other Credit Document, to the extent the same shall not have been reimbursed by any Co-Borrower; provided that no Lender shall be liable to any Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, final judgments, suits, costs, expenses or disbursements found in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of such Agent. The obligations of the Lenders under this Section 9.5 shall survive payment of all Obligations and the resignation or replacement of any Agent. Each Agent or any such Person shall be fully justified in refusing to take or to continue to take any action hereunder or under any other Credit Document unless it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. Without limitation of the foregoing, each Lender agrees to reimburse each Agent or any such Person promptly upon demand for its Proportionate Share of any out‑of‑pocket expenses (including reasonable counsel fees and compensation of agents and employees paid for services rendered in connection with the Credit Documents) incurred by any Agent or any such Person in connection with the preparation, execution, administration or enforcement of, or legal advice in respect of rights or responsibilities under, the Operative Documents, to the extent that any Agent or any such Person is not reimbursed for such expenses by any Co-Borrower. This Section 9.5 shall not apply to taxes other than any taxes that represent losses or damages arising from any non-tax claim. Each of the Collateral Agent and the Depositary Agent shall be an express third party beneficiary of this Section 9.5.
9.6    SUCCESSOR AGENT. Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may resign at any time by notifying the Lenders and Co-Borrowers. The Administrative Agent may be removed involuntarily only for a material breach of its respective duties and obligations hereunder and under the other Credit Documents or for gross negligence or willful misconduct in connection with the performance of its respective duties hereunder or under the other Credit Documents, in each case only upon the affirmative vote of the Required Lenders. Upon any such resignation or removal of Administrative Agent, the Required Lenders shall have the right, with, provided no Event of Default has occurred and is continuing, the consent of Co-Borrowers (such consent not to be unreasonably withheld or delayed) to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders and shall have accepted such appointment, within 30 days after the retiring Administrative Agent’s giving of notice of resignation or the Required Lenders’ removal of the retiring Administrative Agent, the retiring Administrative Agent may, on behalf of the Secured Parties, with, provided no Event of Default has occurred, the consent of Co-Borrowers (such consent not to be unreasonably withheld or delayed), appoint a successor Administrative Agent hereunder, which shall be a Lender, if any Lender shall be willing to serve, and otherwise shall be a commercial bank with an office in the United States having a combined capital and surplus of at least $500,000,000 or an Affiliate of any such bank. Upon the acceptance of any appointment as Administrative Agent under the Operative Documents by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations as Administrative Agent hereunder and under the other Credit Documents. If no successor

Administrative Agent has been appointed pursuant to the preceding sentences by the 30th day after the date such notice of resignation was given by the Administrative Agent, Administrative Agent’s resignation shall nonetheless become effective in accordance with such notice and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and the other Credit Documents. After any retiring Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Article 9, Section 11.4 and Section 11.14 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent under the Operative Documents. Anything herein to the contrary notwithstanding, if at any time the Required Lenders determine that the Person serving as Administrative Agent is a Defaulting Lender, the Required Lenders may by notice to Co-Borrowers and such Person remove such Person as Administrative Agent and appoint a replacement Administrative Agent hereunder. Such removal will, to the fullest extent permitted by applicable law, be effective on the earlier of (i) the date a replacement Administrative Agent is appointed and (ii) the date which is five Banking Days after the giving of such notice by the Required Lenders (regardless of whether a replacement Administrative Agent has been appointed).
9.7    AUTHORIZATION. Each of the Lenders and each assignee of any such Lender hereby irrevocably authorizes each of the Administrative Agent and the Arranger to take such actions on behalf of such Lender or assignee and to exercise such powers as are specifically delegated to such Person in such capacity by the terms and provisions hereof and of the other Credit Documents, together with such actions and powers as are reasonably incidental thereto, and each Lender and each assignee of any such Lender hereby agrees to be bound by any such actions. Without limiting the generality of the foregoing, Administrative Agent is hereby expressly authorized by the Lenders and LC Issuers, without hereby limiting any implied authority, (a) to receive on behalf of the Lenders and the LC Issuers all payments of principal of and interest on the Loans, all payments in respect of Drawing Payments and all other amounts due to the Lenders and the LC Issuers hereunder, and promptly to distribute to each Lender or each LC Issuer its proper share of each payment so received; and (b) to distribute to each Lender copies of all notices, financial statements and other materials delivered by any Co-Borrower pursuant to this Agreement as received by Administrative Agent. The Administrative Agent is further authorized by the other Secured Parties to release Liens on property that any Co-Borrower is permitted to sell or transfer pursuant to the terms of this Agreement or the other Credit Documents and to enter into agreements supplemental hereto for the purpose of curing any formal defect, inconsistency, omission or ambiguity in this Agreement or any Credit Document to which it is a party. Without limiting the generality of the foregoing, Administrative Agent is hereby expressly authorized by the Lenders and LC Issuers in case of the pendency of any proceeding under any Bankruptcy Law or any other judicial proceeding relative to any Borrower Party, and the Administrative Agent (irrespective of whether the principal of any Loan or LC Reimbursement Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Co-Borrowers) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise (A) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Reimbursement Obligation and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the LC Issuers and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the LC Issuers and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the LC Issuers and the Administrative Agent under this Agreement) allowed in such judicial proceeding and (B) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each LC Issuer to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and the LC Issuers, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under this Agreement.
9.8    OTHER ROLES. With respect to its Commitment, the Loans made by it and any Note issued to it, the Arranger, the Administrative Agent and each LC Issuer in its individual capacity shall have the same rights and powers under the Operative Documents as any other Lender and may exercise the same as though it were not an Arranger, Administrative Agent or LC Issuer. Each of the Arranger, the Administrative Agent and each LC Issuer and its respective Affiliates may accept deposits from, lend money to, act as trustee under indentures of, and generally engage in any kind of business with any Co-Borrower or any other Person, without any duty to account therefor to the other Secured Parties. Each of the Secured Parties hereby waives any claim against each of the Arranger, the Administrative Agent, LC Issuers, the Borrower Parties and any of their respective Affiliates based upon any conflict of interest that the Arranger, the Administrative Agent, any LC Issuer or any of their respective Affiliates may have with regard to acting as an agent, arranger or LC issuer hereunder and acting in such other roles.
9.9    AMENDMENTS; WAIVERS.
9.9.1    Unanimous Consent. Subject to the provisions of this Section 9.9, unless otherwise specified in this Agreement or another Credit Document, the Required Lenders (or the Administrative Agent upon written direction or consent of the Required Lenders) and any Borrower Party party to the relevant Credit Document may enter into agreements, waivers or supplements (with a copy of such agreement, waiver or supplement provided to the Administrative Agent) hereto for the purpose of adding, modifying or waiving any provisions to the Credit Documents or changing in any manner the rights of the Secured Parties or any Borrower Party hereunder or thereunder or waiving any Inchoate Default or Event of Default; provided that no such agreement, waiver or supplement shall, without the consent of all of the Lenders:
(a)    increase the amount of the Commitment of any Lender hereunder;
(b)    amend any provision of this Section 9.9;
(c)    release all or substantially all of the Collateral from the Lien of any of the Collateral Documents;

(d)    cause any Obligations to cease to be secured on a pari passu basis with all other Obligations;
(e)    extend the Date Certain or the Final Maturity Date or reduce the principal amount of any outstanding Loans or Notes or reduce the rate or change the time of payment of interest due on any Loan; provided that only the consent of the Required Lenders shall be necessary to amend the definition of “Default Rate” (but not to a rate less than zero) or to waive any obligation of Co-Borrowers to pay interest at the Default Rate;
(f)    add, modify or waive any provisions to the Credit Documents so as to subordinate the Loans to any other Debt;
(g)    except as expressly provided herein, amend the definition of “Required Target Debt Balance Payment” or, “Target Debt Balance” or amend Section 3.2(b)(x) or (xi) of the Depositary Agreement; and
(h)    permit any Co-Borrower to assign or otherwise transfer any of its rights or obligations under this Agreement.
9.9.2    Affected Party. Notwithstanding anything to the contrary herein, no agreement, waiver or supplement hereto shall add, modify or waive any provisions to the Credit Documents, or change in any manner the rights of the Lenders or any Borrower Party hereunder or thereunder, so as to:
(a)    reduce the amount or extend the payment date for any scheduled principal amortization payment, interest amount or fees due hereunder without the prior written consent of each Lender or each LC Issuer adversely affected thereby;
(b)    amend or modify any provision set forth in Sections 2.1.9(a)(ii)(B), 2.7.1 or 2.7.2 in a manner that would alter the pro rata sharing of payments with respect to the applicable Facility without the prior written consent of each Lender adversely affected thereby;
(c)    extend the stated expiration date of a Letter of Credit beyond the LC Maturity Date, without the prior written consent of each Lender directly affected thereby and the applicable LC Issuer;
(d)    change the order of priority of payments set forth in Sections 3.2(b), 3.4(b), 3.4(c), 3.5(b), 3.5(c), 3.9(b) or 3.9(c) of the Depositary Agreement, without the prior written consent of each Lender adversely affected thereby;
(e)    amend, modify or otherwise affect the rights or duties of the Administrative Agent, the Arranger, an LC Participant or an LC Issuer without the prior written consent of the Administrative Agent, the Arranger, such LC Participant or such LC Issuer, as applicable, acting as such at the effective date of such agreement;
(f)    [reserved];

(g)    amend the definition of “Lenders” or reduce the percentage specified in the definition “Required Lenders”, “Required Class Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender adversely affected thereby;
(h)    waive the obligations of the Co-Borrowers to pay any Call Premium due in respect of any prepayment hereunder without the consent of the each Lender to whom such Call Premium is payable; or
(i)    amend or modify the definition of “Call Premium” or any of the provisions in this Agreement for when it is payable without the consent of each Lender.
Notwithstanding the foregoing, (x) no amendment, modification, waiver or consent shall, unless consented in writing by the Administrative Agent, affect the rights or duties of the Administrative Agent (but not in its capacity as a Lender) under this Agreement or any other Credit Document and (y) no amendment, modification, waiver or consent shall that would adversely affect the rights or obligations of Term Lenders, the Construction Lenders or the LC Participants disproportionately to that of any other Class, unless consented in writing by the Required Class Lenders of the adversely affected Class.
9.9.3    Defaulting Lenders. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender, (y) the maturity of any Defaulting Lender’s Loans may not be extended and no principal or interest owed to any Defaulting Lender in respect of such Lender’s Loans may be forgiven or reduced without the consent of such Lender and (z) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender disproportionately adversely to other affected Lenders shall require the consent of such Defaulting Lender.
9.9.4    Minor Defects. Notwithstanding the other provisions of this Section 9.9, the applicable Borrower Parties or the Administrative Agent may (but shall have no obligation to) amend or supplement the Credit Documents without the consent of any other Secured Party for the purpose of (a) curing any ambiguity, defect or inconsistency to correct any typographical errors or other similar mistakes that do not modify the rights and obligations of the parties hereto, (b) subject to Section 2.1 of the Intercreditor Agreement and the lien priority and subordination provisions therein, (i) making any change that would provide any additional rights or benefits to the Secured Parties or (ii) making, completing or confirming any grant of Collateral permitted or required by this Agreement or any of the Credit Documents or any release of any Collateral that is otherwise permitted under the terms of this Agreement and the Credit Documents or any release of any Collateral that is otherwise permitted under the terms of this Agreement and the Credit Documents (or, if not addressed therein, not prohibited) and (c) making administrative or mechanical amendments to this Agreement or any of the Credit Documents to provide for the addition of obligations secured by the Collateral and the related secured parties and otherwise to effect the intent of Section 3.8 of the Intercreditor Agreement or the addition of any Borrower Party as permitted or required under the Credit Documents so long as such amendments do not modify the rights and obligations of the parties hereto (other than, for the avoidance of doubt, as may result from having additional secured obligations benefiting from the Collateral and additional secured parties voting as provided herein and having other rights of secured parties under this Agreement and under the Credit Documents).
9.10    WITHHOLDING TAX. To the extent required by applicable Legal Requirements, the Administrative Agent may withhold from any interest payment to any Lender or any LC Issuer an amount equivalent to the applicable withholding tax.
9.10.1    If the Internal Revenue Service or any other Governmental Authority asserts a claim that Administrative Agent did not properly withhold tax from amounts paid to or for the account of any Lender or any LC Issuer (because the appropriate form was not delivered, was not properly executed, or because such Lender or such LC Issuer failed to notify Administrative Agent of a change in circumstances which rendered the exemption from, or reduction of, withholding tax ineffective, or for any other reason) or Administrative Agent has paid over to the Internal Revenue Service or other Governmental Authority applicable withholding tax relating to a payment to a Lender but no deduction has been made from such payment, then such Lender or such LC Issuer shall indemnify Administrative Agent fully for all amounts paid, directly or indirectly, by Administrative Agent as tax or otherwise, including penalties and interest, together with all expenses incurred, including legal expenses, allocated staff costs, and any out of pocket expenses. A certificate as to the amount of such payment or liability delivered to any Lender or any LC Issuer by the Administrative Agent shall be conclusive absent manifest error. Each Lender and each LC Issuer hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender or such LC Issuer under this Agreement or any other Credit Document against any amount due the Administrative Agent under this Section 9.10.1. The obligations of the Lenders and LC Issuers under this Section 9.10.1 shall survive the payment of all Obligations and the resignation or replacement of Administrative Agent. No Co-Borrower shall be responsible for any amounts paid or required to be paid by a Lender or an LC Issuer under this Section 9.10.1 except as set forth in Section 2.6.4.
9.10.2    If any Lender or any LC Issuer sells, assigns, grants participation in, or otherwise transfers its rights under this Agreement, the purchaser, assignee, participant or transferee, as applicable, shall comply and be bound by the terms of Section 2.6.5 and this Section 9.10 as though it were such Lender or such LC Issuer.
9.11    GENERAL PROVISIONS AS TO PAYMENTS. Administrative Agent shall promptly distribute to each Lender (other than the Defaulting Lenders), subject to the terms of any separate agreement between Administrative Agent and such Lender, its pro rata share of each payment of principal and interest payable to the Lenders on the Loans and of fees hereunder received by Administrative Agent for the account of the Lenders and of any other amounts owing under the Loans. The payments made for the account of each Lender shall be made, and distributed to it, for the account of (a) its domestic lending office in the case of payments of principal of, and interest on, its Loans and (b) its domestic lending office, or such other lending office as it may designate for the purpose from time to time, in the case of payments of fees and other amounts payable hereunder.
9.12    PARTICIPATION.
9.12.1    Sales of Participation. Any Lender may, at any time, without the consent of any Co-Borrower, Administrative Agent or any LC Issuer, sell participations to any Person (other than a natural Person or a holding company, investment vehicle or trust for or owned for the benefit of a natural Person, a Defaulting Lender, any Terminated Lender, any Sanctioned Person or any Co-Borrower or any of any Co-Borrower’s Affiliates) (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans and Drawing Payments owing to it); provided that (a) no such sale of a participation shall alter such Lender’s or such Co-Borrower’s obligations hereunder, (b) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (c) any Co-Borrower, Administrative Agent, any LC Issuer and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and (d) any agreement or instrument (oral or written) pursuant to which any Lender may grant a participation in its rights with respect to its Commitment (or Loans made hereunder) shall provide that, with respect to such Commitment (or Loans made hereunder), subject to the following proviso, such Lender shall retain the sole right and responsibility to exercise the rights of such Lender, and enforce the obligations of the applicable Co-Borrower relating to such Commitment (or Loans made hereunder), including the right to approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document and the right to take action to have the Obligations hereunder (or any portion thereof) declared due and payable pursuant to Article 7; provided that (A) such agreement may provide that the Participant may have rights to approve or disapprove decreases in Commitments, interest rates or fees, lengthening of maturity of any Loans to the extent contemplated by Section 9.9.1(e), extend the payment date for any amortization due under Article 2 or release all or substantially all of the Collateral (other than (i) pursuant to Section 6.4, (ii) as contemplated by the definition of Change of Control, (iii) in respect of any Loss Event or (iv) as otherwise expressly permitted hereby or under any other Operative Document) and (B) no other agreement (oral or written) with respect to such Participant may exist between such Lender and such Participant. Each Participant shall be entitled to the benefits of Sections 2.6.4 and 2.8.3 (subject to the requirements and limitations therein, including the requirements under Sections 2.6.4(f) and 2.6.5 (it being understood that the documentation required under such Sections shall be delivered to the participating Lender and not to

Administrative Agent or Co-Borrowers)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.13; provided that such Participant (A) agrees to be subject to Section 2.10.2 as if it were an assignee under Section 9.13 and (B) shall not be entitled to receive any greater payment under Sections 2.6.4 or 2.8.3, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change of Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation shall maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or Drawing Payments (or other rights or obligations) held by it; provided that no Lender shall have any obligation to disclose all or any portion of such register (including the identity of any Participant or any information relating to a Participant’s interest in any of its obligations under any Credit Document) to any Person except to the extent that such disclosure is necessary to establish that such obligation is in registered form under U.S. Treasury regulations Section 5f.103-1(c) and Proposed U.S. Treasury regulations Section 1.163-5(b) (or, in each case, any amended or successor version). The entries in such register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in such register as the owner of such Loan, Drawing Payments (or other right or obligation) hereunder as the owner thereof for all purposes of this Agreement notwithstanding any notice to the contrary. Any such register shall be available for inspection by the Administrative Agent at any reasonable time and from time to time upon reasonable prior notice.
9.12.2    Special Purpose Funding Vehicles. Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle (a “SPC”), identified as such in writing from time to time by the Granting Lender to Administrative Agent and Co-Borrowers, the option to provide to Co-Borrowers all or any part of any Loan that such Granting Lender would otherwise be obligated to make to Co-Borrowers pursuant to this Agreement; provided that (a) nothing herein shall constitute a commitment by any SPC to make any Loan, (b) nothing herein shall alter the Commitments hereunder of any Granting Lender and (c) if a SPC elects not to exercise such option or otherwise fails to provide all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof. The making of a Loan by a SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. Each party hereto hereby agrees that no SPC shall be liable for any indemnity or similar payment obligation under this Agreement (all liability for which shall remain with the Granting Lender). In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is 1 year and 1 day after the payment in full of all outstanding commercial paper or other senior indebtedness of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings under the laws of the United States or any state thereof. In addition, notwithstanding anything to the contrary contained in this Section 9.12, any SPC may (i) with notice to, but without the prior written consent of, Co-Borrowers or Administrative Agent and without paying any processing fee therefor, assign all or a portion of its interests in any Loans to the Granting Lender or to any financial institutions (consented to by Co-Borrowers and Administrative Agent) providing liquidity or credit support to or for the account of such SPC to support the funding or maintenance of Loans, and (ii) disclose on a confidential basis any non‑public information relating to its Loans to any rating agency, commercial paper dealer or provider of any surety, guarantee or credit or liquidity enhancement to such SPC. This Section 9.12.2 may not be amended without the written consent of all SPCs having outstanding Loans or Commitments hereunder.
9.12.3    Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank having jurisdiction over such Lender; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.
9.13    TRANSFER OF COMMITMENT. Notwithstanding anything else herein to the contrary (but subject to Section 9.12.2), any Lender (so long as no Specified Event of Default has occurred and is continuing) upon receiving Co-Borrowers’ prior written consent (such consent not to be unreasonably withheld or delayed), may from time to time, at its option, sell, assign, transfer, negotiate or otherwise dispose of a portion of one or more of its Commitments (including, for purposes of this Section 9.13, Loans made hereunder) (including the Lender’s interest in this Agreement and the other Credit Documents) pursuant to an Assignment and Assumption to any Eligible Assignee; provided that Co-Borrowers shall be deemed to have consented to any such assignment unless they shall object thereto by written notice to Administrative Agent within 10 Banking Days after receiving notice thereof; provided, further, that no Lender (including any assignee of any Lender) may assign any portion of its Commitment (including Loans) (a) in an amount less than $5,000,000 or, if less, the remaining amount of such Lender’s Commitment, (unless to another Lender), or (b) in an amount which leaves the assigning Lender with a Commitment (including Loans) of less than $5,000,000 (in each case based on the original principal amount of the Commitment assigned) after giving effect to such assignment and all previous assignments (except that a Lender may be left with no Commitment or Loans if it assigns its entire Commitment); provided, further, that any Lender may assign all or any portion of its Commitments (including Loans) to an Affiliate of such Lender or to any other Lender without the consent of any Person. An assignee shall not be entitled to receive any greater payment under Section 2.6.4, 2.8 or 2.9 than the applicable Lender would have been entitled to receive with respect to the interest assigned to such assignee unless Co-Borrowers shall have consented to such assignment. An assignee shall not be entitled to the benefits of Section 2.6.4 to the extent such assignee fails to comply with Sections 2.6.4(f) and 2.6.5. In the event of any such assignment, (i) the assigning Lender’s Proportionate Share shall be reduced and its obligations hereunder released by the amount of the Proportionate Share assigned to the new Lender, (ii) the parties to such assignment shall execute and deliver an appropriate agreement evidencing such sale, assignment, transfer or other disposition, in form and substance reasonably satisfactory to Administrative Agent and Co-Borrowers, (iii) the

parties to the sale, assignment, transfer or other disposition, excluding any Co-Borrower, shall collectively pay to Administrative Agent an administrative fee of $3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment, (iv) at the assigning Lender’s option, Co-Borrowers shall execute and deliver to such new Notes in the forms attached hereto as Exhibit B‑1, B-2 or B-3, as applicable, as requested, in a principal amount equal to such assignee new Lender’s Commitment, but only if it shall also be executing and exchanging with the assigning Lender a replacement note for any Note(s) in an amount equal to the Commitment retained by the assigning Lender, if any; provided that Co-Borrowers shall have received for cancellation the existing Note(s) held by such assigning Lender, (v) Administrative Agent shall have received from the new Lender all documentation and other information required by bank regulatory authorities and reasonably requested by it under applicable “know your customer” laws, AML Laws, Sanctions and Anti-Terrorism Laws, including the Act, to include a copy of such new Lender’s duly executed IRS Form W-9 or such other applicable IRS Form, and (vi) Administrative Agent shall amend Exhibit H to reflect the Proportionate Shares of the Lenders following such assignment. Thereafter, such new Lender shall be deemed to be a Lender and shall have all of the rights and duties of a Lender (except as otherwise provided in this Article 9), in accordance with its Proportionate Share, under each of the Credit Documents. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in Section 2.1.10.
9.14    LAWS. Notwithstanding the foregoing provisions of this Article 9, no sale, assignment, transfer, negotiation or other disposition of the interests of any Lender hereunder or under the other Credit Documents shall be allowed if it would require registration under the federal Securities Act of 1933, as then amended, any other federal securities laws or regulations or the securities laws or regulations of any applicable jurisdiction. Each Co-Borrower shall, from time to time at the reasonable request and expense of Administrative Agent, execute and deliver to Administrative Agent, or to such party or parties as Administrative Agent may designate, any and all further instruments as may in the opinion of Administrative Agent be reasonably necessary or advisable to give full force and effect to such sale, assignment, transfer, negotiation or disposition which would not require any such registration.
9.15    ASSIGNABILITY AS COLLATERAL. Notwithstanding any other provision contained in this Agreement or any other Credit Document to the contrary, any Lender may assign all or any portion of the Loans or Notes held by it to the Federal Reserve Bank and the U.S. Treasury as collateral security pursuant to Regulation A of the Federal Reserve Board and any operating Circular issued by such Federal Reserve Bank or to any central bank as collateral security in accordance with applicable law; provided that any payment in respect of such assigned Loans or Notes made by any Co-Borrower to or for the account of the assigning or pledging Lender in accordance with the terms of this Agreement shall satisfy such Co-Borrower’s obligations hereunder in respect of such assigned Loans or Notes to the extent of such payment; provided, further, that no such assignment shall release the assigning Lender from its obligations hereunder and in no event shall the Federal Reserve Bank or any central bank be considered a “Lender” hereunder.
9.16    NOTICES TO LENDERS. Administrative Agent promptly shall deliver all material documents, instruments and notices that it receives hereunder and under the other Operative

Documents to each Lender (other than any Defaulting Lender). Except as expressly provided in this Agreement or the other Credit Documents, no Co-Borrower shall be required to deliver any documents, instruments or notices directly to the Lenders.
ARTICLE 10
INDEPENDENT CONSULTANTS
10.1    REMOVAL AND FEES. Administrative Agent, in its reasonable discretion, may remove from time to time, any one or more of the Independent Consultants and Administrative Agent may appoint replacements, which, so long as no Event of Default shall have occurred and be continuing, shall be reasonably acceptable to Co-Borrowers. Notice of any replacement Independent Consultant shall be given by Administrative Agent to Co-Borrowers, the Lenders and to the Independent Consultant being replaced. All reasonable and documented fees and expenses of the Independent Consultants (whether the original ones or replacements) shall be paid by Co-Borrowers pursuant to agreements reasonably acceptable to Co-Borrowers; provided that no such acceptance shall be required at any time an Event of Default shall have occurred and be continuing.
10.2    CERTIFICATION OF DATES. Administrative Agent will request that the Independent Consultants act diligently in the issuance of all certificates required to be delivered by the Independent Consultants hereunder, if their issuance is appropriate. Co-Borrowers shall use commercially reasonable efforts to provide the Independent Consultants with reasonable notice of the expected occurrence of any dates or events requiring the issuance of such certificates.
ARTICLE 11
MISCELLANEOUS
11.1    ADDRESSES. Any communications between the parties hereto or notices provided herein to be given may be given to the following addresses:

If to Administrative Agent:
Cortland Capital Market Services LLC, as Administrative Agent
225 W. Washington St., 9th Floor
Chicago, IL 60606
Attention: Legal Department and Ryan Morick
Phone: (312) 564-5100
Email: legal@cortlandglobal.com and ryan.morick@cortlandglobal.com

With a copy to:
Holland & Knight LLP
131 S. Dearborn St., 30th Floor
Chicago, Il 60603
Attention: Joshua Spencer
Email: Joshua.spencer@hklaw.com

If to Co-Borrowers:	c/o FIG LLC

1345 Avenue of the Americas, 45th Floor
New York, NY 10105
Attention: Joseph P. Adams, Jr., Chief Executive Officer
E-mail: jadams@fortress.com

With a copy to:

c/o FIG LLC
1345 Avenue of the Americas, 45th Floor
New York, NY 10105
Attention: Ken Nicholson, Managing Director
E-mail: knicholson@fortress.com

With a copy to:

Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019
Attention: George E. Zobitz
E-mail: jzobitz@cravath.com
All such notices or other communications required or permitted to be given hereunder shall be in writing and shall be considered as properly given (a) if delivered in person, (b) if sent by overnight delivery service (including Federal Express, UPS, ETA, Emery, DHL, AirBorne and other similar overnight delivery services), (c) if mailed by first class United States Mail, postage prepaid, registered or certified with return receipt requested, (d) if sent by direct electronic transmission with receipt confirmed by telephone, or (e) by Electronic Transmission (as defined below). Notice so given shall be effective upon receipt by the addressee, except that communication or notice so transmitted by direct written electronic means shall be deemed to have been validly and effectively given on the day (if a Banking Day and, if not, on the next following Banking Day) on which it is transmitted if transmitted before 4:00 p.m., recipient’s time, and if transmitted after that time, on the next following Banking Day; provided that if any notice is tendered to an addressee and the delivery thereof is refused by such addressee, such notice shall be effective upon such tender. Any party shall have the right to change its address for notice hereunder to any other location within the continental United States by giving of 30 days’ notice to the other parties in the manner set forth above.
Any Borrower Party may deliver to Administrative Agent any borrowing certificate, collateral report or other material hereunder or under the other Credit Documents, by e‑mail or other electronic transmission (an “Electronic Transmission”), subject to the following terms:
(1)    Each Electronic Transmission must be sent by an authorized person of the applicable Borrower Party (or any other authorized representative), and must be addressed to the e-mail address specified above in this Section 11.1 or such other e-mail address, as designated by Administrative Agent, Collateral Agent or Depositary Agent (as the case may be) from time to time in accordance with this Section 11.1. Unless the applicable Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgement) and (ii) notices or communications posted to an internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its email address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, in the case of each of the foregoing clauses (i) and (ii), if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient. If any Electronic Transmission is returned to the sender as undeliverable, the material included in such Electronic Transmission must be delivered to the intended recipient in another manner permitted by this Section 11.1.
(2)    Each certificate, collateral report, notice or instruction to the Depositary Agent or Collateral Agent or other material contained in an Electronic Transmission must be in a “pdf” or other imaging format. Any signature on a certificate, collateral report or other material contained in an Electronic Transmission shall constitute a valid signature for purposes hereof. Each Agent may rely upon, and assume the authenticity of, any such signature, and any material containing such signature shall constitute an “authenticated” record for purposes of the UCC and shall satisfy the requirements of any applicable statute of frauds.
(3)    Upon the request of any Agent, each Co-Borrower shall maintain the original versions of all certificates, collateral reports and other materials delivered to any Agent by means of an Electronic Transmission and shall use commercially reasonable efforts to furnish to such Agent such original versions within five Banking Days of such Agent’s request for such original materials, signed and certified (to the extent required hereunder) by the officer submitting the Electronic Transmission.
11.2    RIGHT TO SET‑OFF. Subject to the Intercreditor Agreement, if an Event of Default shall have occurred and be continuing, Collateral Agent, and only Collateral Agent, is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by Collateral Agent to or for the credit or the account of any Co-Borrower, against any and all obligations of any Co-Borrower, now or hereafter existing under this Agreement or any other Credit Document held by Collateral Agent, irrespective of whether or not Collateral Agent shall have made any demand under this Agreement or such other Credit Document and although the obligations may be unmatured. Subject to the Intercreditor Agreement, the rights of Collateral Agent under this Section are in addition to other rights and remedies (including other rights of set-off) that Collateral Agent may have.
11.3    DELAY AND WAIVER. No delay or omission to exercise any right, power or remedy accruing to the Secured Parties upon the occurrence of any Event of Default, Inchoate Default, Material Adverse Effect or any breach or default of any Co-Borrower or unsatisfied condition precedent under this Agreement or any other Credit Document shall impair any such right, power or remedy of the Secured Parties, nor shall it be construed to be a waiver of any such breach or default or unsatisfied condition precedent, or an acquiescence therein, or of or in any similar breach or default or unsatisfied condition precedent thereafter occurring, nor shall any waiver of any single Event of Default, Inchoate Default, Material Adverse Effect or other breach or default or unsatisfied condition precedent be deemed a waiver of any other Event of Default, Inchoate Default, Material Adverse Effect or other breach or default or unsatisfied condition precedent theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of Administrative Agent or the Secured Parties of any Event of Default, Inchoate Default, Material Adverse Effect or other breach or default or unsatisfied condition precedent under this Agreement or any other Credit Document, or any waiver on the part of Administrative Agent or the Secured Parties of any provision or condition of this Agreement or any other Credit Document, must be in writing and shall be effective only to the extent in such writing specifically set forth. All remedies, either under this Agreement or any other Credit Document or by law or otherwise afforded to the Agents, LC Issuers and the other Secured Parties, shall be cumulative and not alternative or exclusive of any other rights or remedies provided.
11.4    COSTS, EXPENSES AND ATTORNEYS’ FEES. Co-Borrowers will pay (or reimburse) each of the Administrative Agent and the Arranger for all of their respective reasonable and documented fees and out-of-pocket costs and expenses (net of any costs and expenses paid prior to the Closing Date) in connection with the preparation, negotiation, closing, delivery, performance and administering of this Agreement, the other Credit Documents and the documents contemplated hereby and thereby, any participation or syndication of the Loans or this Agreement, and the consummation and administration of the transactions contemplated hereby and thereby and any amendments hereto or thereto, including the reasonable fees, expenses and disbursements of Holland & Knight LLP (counsel to Administrative Agent), Latham & Watkins LLP and Cahill Gordon & Reindel LLP and one local counsel in each relevant jurisdiction (and in the case of a conflict of interest, one additional counsel and one additional local (or specialist) counsel to each group of similarly situated affected persons) in connection with the negotiation, preparation, closing, delivery, performance and administering of this Agreement, the other Credit Documents and the documents contemplated hereby and thereby and any amendments hereto or thereto. Co-Borrowers will pay or reimburse (a) Administrative Agent for all reasonable and documented out-of-pocket costs and expenses, including reasonable and documented attorneys’ fees, expended or incurred by Administrative Agent for its reasonable and documented out-of-pocket expenses (including, without limitation, fees and disbursements of one general and one local legal counsel), and the Lenders for their reasonable and documented out-of-pocket expenses (including, without limitation, fees and disbursements of one general and one local legal counsel), in (i) the preservation and protections of the Administrative Agent’s and Lenders’ rights under this Agreement, (ii) the preparation of any amendments, waivers, or consent to this Agreement or the other Credit Documents, (iii) the protection, collection, lease, sale, taking possession of or liquidation of, any Collateral or other security in connection with this Agreement or any other Credit Document, (iv) any attempt to enforce any Lien or security interest in any Collateral or other security in connection with this Agreement or any other Credit Document, (v) any Environmental Claim or any liability under any Environmental Law, and (vi) enforcing this Agreement or the other Credit Documents in connection with an Event of Default or Inchoate Default, in actions for declaratory relief in any way related to this Agreement or in collecting any sum which becomes due on the Notes or under the Credit Documents or otherwise enforcing or exercising their rights and remedies hereunder and (b) the Administrative Agent for its reasonable out-of-pocket expenses, including reasonable attorney fees and reasonable expert, consultant and advisor fees and expenses, the LC Issuers and the Lenders for their reasonable out-of-pocket expenses, including reasonable attorney fees and reasonable expert, consultant and advisor fees and expenses, in the case of a restructuring of the Loans or otherwise relating to the occurrence of any Inchoate Default or Event of Default. Co-Borrowers shall not be responsible for any counsel fees of the Arranger, the Administrative Agent or the Lenders other than as set forth in this Section 11.4 or in Section 11.14 or as otherwise set forth in a separate agreement (including any other Credit Documents).
11.5    ENTIRE AGREEMENT. This Agreement and any agreement, document or instrument attached hereto or referred to herein integrate all the terms and conditions mentioned herein or incidental hereto and supersede all oral negotiations and prior writings in respect to the subject matter hereof. Except as otherwise expressly provided, in the event of any conflict between the terms, conditions and provisions of this Agreement and any such agreement, document or instrument, the terms, conditions and provisions of this Agreement shall prevail. There are no promises, undertakings, representations or warranties by the Arranger, any Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.
11.6    GOVERNING LAW. THIS AGREEMENT AND ANY OTHER CREDIT DOCUMENT (UNLESS OTHERWISE EXPRESSLY PROVIDED FOR THEREIN), SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.
11.7    SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The parties hereto shall endeavor in good-faith negotiations to replace any invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.
11.8    HEADINGS. Article, Section and Paragraph headings have been inserted in this Agreement as a matter of convenience for reference only and it is agreed that such headings are not a part of this Agreement and shall not be used in the interpretation of any provision of this Agreement.
11.9    ACCOUNTING TERMS. All accounting terms not specifically defined herein shall be construed in accordance with GAAP and practices consistent with those applied in the preparation of the financial statements submitted by each Co-Borrower to Administrative Agent, and all financial data submitted pursuant to this Agreement shall be prepared in accordance with such principles and practices.
11.10    ADDITIONAL FINANCING. The parties hereto acknowledge that as of the date hereof the Lenders have made no agreement or commitment to provide any financing to any Co-Borrower except as set forth herein or in the Second Lien Credit Documents.

11.11    NO PARTNERSHIP, ETC. The Lenders and the LC Issuers, on the one hand, and Co-Borrowers, on the other hand, intend that the relationship between them shall be solely that of creditor and debtor. Nothing contained in this Agreement, the Notes or in any of the other Credit Documents shall be deemed or construed to create a partnership, tenancy‑in‑common, joint tenancy, joint venture or co‑ownership by or among the Lenders and the LC Issuers, on the one hand, and Co-Borrowers or any other Person, on the other hand. None of the Arranger, Administrative Agent, Collateral Agent or the Lenders shall be in any way responsible or liable for the debts, losses, obligations or duties of any Co-Borrower or any other Person with respect to the Project or otherwise. Except as otherwise expressly set forth herein, all obligations to pay real property or other taxes, assessments, insurance premiums, and all other fees and charges arising from the ownership, operation or occupancy of the Project (if any) and to perform all obligations and other agreements and contracts relating to the Project shall be the sole responsibility of Co-Borrowers.
11.12    DEPOSITARY AGREEMENT. Each Lender and each LC Issuer hereby acknowledges that it has received and reviewed a copy of the Depositary Agreement and agrees to be bound by the terms thereof. Without limiting the generality of the foregoing, each Lender (and each Person that becomes a Lender hereunder pursuant to Section 9.13) and each LC Issuer and each other Secured Party hereby (a) authorizes and directs each Agent to execute the Depositary Agreement and the other Credit Documents to which it is a party on behalf of such Lender, LC Issuer or Secured Party and agrees that the Agents may take such actions on behalf of such Lender, LC Issuer or Secured Party as are contemplated by the terms of the Depositary Agreement, and (b) acknowledges that Depositary Agent is acting as Depositary Agent for all of the Secured Parties and not solely the Lenders and LC Issuers.
11.13    LIMITATION ON LIABILITY. No claim shall be made by any Borrower Party against the Arranger, Administrative Agent, Collateral Agent, the Lenders, LC Issuers or any of their respective Affiliates, directors, employees, attorneys or agents for any loss of profits, business or anticipated savings, special or punitive damages or any indirect or consequential loss whatsoever in respect of any breach or wrongful conduct (whether or not the claim therefor is based on contract, tort or duty imposed by law), in connection with, arising out of or in any way related to the transactions contemplated by this Agreement or the other Operative Documents or any act or omission or event occurring in connection therewith, and each Borrower Party hereby waives, releases and agrees not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favor, in each case, except to the extent such claim is based on gross negligence or willful misconduct of such Person. No claim shall be made by the Arranger, Administrative Agent, Collateral Agent, any Lender, any LC Issuers, or any Secured Party against any Borrower Party or any of their respective Affiliates, directors, employees, attorneys or agents for any loss of profits, business or anticipated savings, special or punitive damages or any indirect or consequential loss whatsoever in respect of any breach or wrongful conduct (whether or not the claim therefor is based on contract, tort or duty imposed by law), in connection with, arising out of or in any way related to the transactions contemplated by this Agreement or the other Operative Documents or any act or omission or event occurring in connection therewith, and each Secured Party hereby waives, releases and agrees not to sue upon any such claim for any such damages, whether or not accrued and whether or not known or suspected to exist in its favor, in each case, except to the extent such claim is based on gross negligence or willful misconduct of such Person; provided that nothing in this Section 11.13 shall limit the Co-Borrowers’ indemnity or reimbursement obligations to the extent that such indirect, special, incidental, punitive or consequential damages or losses are included in any third party claim in connection with which the relevant Indemnitee is entitled to indemnification under Section 11.14.
11.14    INDEMNITY. Each Co-Borrower agrees to indemnify Arranger, Administrative Agent, the Lenders, LC Issuers (and any sub-agents) and each of their respective partners, directors, trustees, officers, administrators, managers, employees, affiliates, investment advisors and agents (each such Person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, for and against any and all losses, claims, damages, liabilities and related expenses, including reasonable and documented counsel and consultant fees, charges and disbursements, incurred by or asserted against any Indemnitee (collectively, “Subject Claims”) arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Credit Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto or the enforcement or administration of this Agreement or any other Credit Documents and thereto of their respective rights and obligations hereunder or thereunder or the consummation of the other transactions contemplated hereby or any amendment, supplement or modification of, or any waiver or consent under or in respect of, this Agreement, the other Credit Documents and any such other documents, (ii) the use of the proceeds of the Loans or the use of any Letter of Credit, (iii) any Environmental Claim, any Release of Hazardous Substances or any violation of Environmental Law, in each case relating to any Co-Borrower or the Collateral, (iv) the use, financing, development, construction, operation and maintenance of the Project or (v) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto (other than claims solely as between the Lenders and/or the Arranger); provided that such indemnity shall not, as to any Indemnitee, be available to the extent that the applicable Subject Claim results from the gross negligence or willful misconduct of such Indemnitee, as determined by the final judgment of a court of competent jurisdiction. Except with respect to such gross negligence or willful misconduct (as determined by the final judgment of a court of competent jurisdiction), each Co-Borrower and its successors and assigns hereby waive, release and agree not to make any claim or bring any cost recovery action against, any Indemnitee under CERCLA or any state equivalent, or any similar law now existing or hereafter enacted. The provisions of this Section shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Credit Document, or any investigation made by or on behalf of any Lender. All amounts due under this Section shall be payable within 30 days at the written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested. This Section 11.14 shall not apply to taxes other than any taxes that represent losses, claims, damages, etc. arising from any non-tax claim. The Co-Borrowers shall not be liable for any settlement if such settlement was effected without the Co-Borrowers’ consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with the Co-Borrowers’ written consent, the indemnification obligations of the Co-Borrowers under this Section 11.14 shall apply in respect thereof. Each Indemnitee (other than the Administrative Agent and the Collateral Agent) agrees to provide Co-Borrowers with written notice of a proposed compromise or settlement of any Subject Claim specifying in detail the nature and amount of such proposed settlement or compromise.

Such Indemnitee (other than the Administrative Agent and the Collateral Agent) shall consult with Co-Borrowers before compromising or settling such Subject Claim for at least 30 days after Co-Borrowers receive such notice of intended compromise or settlement and shall take into consideration any views or issues communicated by Co-Borrowers in connection with such compromise or settlement.  Such Indemnitee (other than the Administrative Agent and the Collateral Agent) shall act in good faith and reasonably, taking into account the interests of the Borrower Parties, in agreeing to any compromise or settlement.

11.15    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER HEREOF, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE; MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 11.15 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.
11.16    CONSENT TO JURISDICTION. ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY ARISING OUT OF OR RELATING HERETO MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY AND CITY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH PARTY, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY:
(a)    ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS;

(b)    WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM;
(c)    AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 11.1;
(d)    AGREES THAT SERVICE AS PROVIDED IN CLAUSE (C) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND
(e)    AGREES THAT THE ADMINISTRATIVE AGENT, COLLATERAL AGENT AND SECURED PARTIES RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY BORROWER PARTY IN THE COURTS OF ANY OTHER JURISDICTION.
11.17    CERTAIN ERISA MATTERS.
(a)    Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and the Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Co-Borrowers or any other Borrower Party, that at least one of the following is and will be true:
(i)     such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) of one or more Benefit Plans in connection with the Loans, Letters of Credit or Commitments,
(ii)    the prohibited transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable so as to exempt from the prohibitions of ERISA Section 406 and Code Section 4975 such Lender’s entrance into, participation in, administration of and performance of the Loans, Letters of Credit, Commitments and this Agreement,
(iii)    (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, Letters of Credit, Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, Letters of Credit, Commitments and this Agreement, or
(iv)    such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.
(b)    In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Co-Borrowers or any other Borrower Party, that none of the Administrative Agent, the Arranger or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender involved in the Loans, Letters of Credit, Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Credit Document or any documents related to hereto or thereto).
11.18    SUCCESSORS AND ASSIGNS. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. No Co-Borrower may assign or otherwise transfer any of its rights or obligations under this Agreement except with the prior written consent of each Lender, and the Lenders may not assign or otherwise transfer any of their rights under this Agreement except as provided in Article 9.
11.19    COUNTERPARTS. This Agreement and any amendments, waivers, consents or supplements hereto or in connection herewith may be executed in one or more duplicate counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument; signature pages may be detached from multiple separate counterparts and attached to a single counterpart so that all signature pages are physically attached to the same document. Delivery of an executed counterpart to this Agreement by electric transmission in “pdf” or other imaging format shall be as effective as delivery of a manually signed original.

11.20    USURY. Nothing contained in this Agreement or the Notes shall be deemed to require the payment of interest or other charges by any Co-Borrower or any other Person in excess of the amount which the holders of the Notes may lawfully charge under applicable usury laws. In the event that the Lenders shall collect moneys which are deemed to constitute interest which would increase the effective interest rate to a rate in excess of that permitted to be charged by applicable Legal Requirements, all such sums deemed to constitute interest in excess of the legal rate shall, upon such determination, at the option of the Lenders, be returned to Co-Borrower or credited against the principal balance then outstanding.
11.21    SURVIVAL. All representations, warranties, covenants and agreements made herein, in any other Credit Document and in the certificates or other instruments delivered in connection with or pursuant to this Agreement and the other Credit Documents shall be considered to have been relied upon by the parties hereto and shall survive the execution and delivery of this Agreement, the other Credit Documents and the making of the Loans. Notwithstanding anything in this Agreement or implied by law to the contrary, the agreements of Co-Borrowers set forth in Sections 2.6.4, 2.8.3, 2.8.4, 11.4, 11.14, 11.23 and the agreements of the Lenders and Administrative Agent set forth in Sections 9.1, 9.5, 9.8, 9.10 and 11.23 shall survive the payment and performance of the Loans and the other Obligations and the reimbursement of any amounts drawn hereunder, and the termination of this Agreement.
11.22    PATRIOT ACT NOTICE. Each Lender, Collateral Agent (for itself and not on behalf of any other Person, including any Lender), Administrative Agent (for itself and not on behalf of any other Person, including any Lender) and each LC Issuer (for itself and not on behalf of any other Person, including any Lender) hereby notifies each Borrower Party that, pursuant to the requirements of the Act, it is required to obtain, verify and record information that identifies each Borrower Party which information includes the name, address, the tax identification number and other identifying information that will allow such Lender, Collateral Agent, Administrative Agent or such LC Issuer, as applicable, to identify such Borrower Party in accordance with the Act. The Borrower Parties shall, promptly following a request by any Lender, any LC Issuer, the Administrative Agent, the Collateral Agent or the Depositary Agent, provide all documentation and other information that such Lender, such LC Issuer, the Administrative Agent, the Collateral Agent and the Depositary Agent, as applicable, requests in order to comply with its ongoing obligations under applicable “know your customer”, AML Laws, Anti-Corruption Laws, Anti-Terrorism Laws and any rules or regulations thereunder, including the Act.
11.23    TREATMENT OF CERTAIN INFORMATION; CONFIDENTIALITY. Each Lender, each LC Issuer, the Arranger and the Administrative Agent agrees (on behalf of itself and each of its Affiliates, directors, officers, employees and representatives) to keep confidential any nonpublic information supplied to it by any Borrower Party; provided that nothing herein shall limit the disclosure of any such information: (a) to the extent such information is required to be disclosed by any Governmental Rule or judicial or administrative process, or to any Governmental Authority in connection with a tax audit or dispute or otherwise, (b) to counsel and/or advisors and auditors, affiliates, directors, officers, members, employees, agents, credit risk protection providers and third party service providers to any Lender, any LC Issuer or any Agent, in each case on a confidential basis it being understood and agreed that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential and the disclosing party shall cause such Persons to comply with the obligations of this Section 11.23, (c) to the extent such information is required to be disclosed to any banking, securities exchange or other regulatory or supervisory authorities (including any self-regulatory authority, such as the National Association of Insurance Commissioners or any other similar organization or any nationally recognized rating agency that requires access to information about a Lender’s investment portfolio in connection with ratings issued with respect to such Lender), auditors or accountants having proper jurisdiction and authority to require such disclosure, (d) to any Agent or any other Lender, (e) to any entity in connection with a securitization or proposed securitization of, among other things, all or a part of any amounts payable to or for the benefit of any Lender or its Affiliates under the Credit Documents so long as such entity agrees to keep such information confidential in a manner consistent with this Section 11.23, it being understood and agreed that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential and the disclosing party shall cause such Persons to comply with the obligations of this Section 11.23, (f) to the extent such information is required to be disclosed in connection with the exercise of any remedies hereunder or under any of the other Credit Documents, including without limitation upon the occurrence of any Event of Default and any enforcement or collection proceedings resulting therefrom or in connection with the negotiation of any restructuring or “work-out”, whether or not consummated, of the obligations of Co-Borrowers under this Agreement or any other Operative Document or any suit, action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder or thereunder, (g) to any actual or prospective successor Agent so long as such entity agrees to keep such information confidential in a manner consistent with this Section 11.23, or (h) subject to an agreement containing provisions substantially the same (or at least as restrictive) as those of this Section 11.23, to any Eligible Assignee of or Participant in, or any prospective Eligible Assignee of or Participant in, any of its rights or obligations under this Agreement or any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to any Co-Borrower or its obligations (including any credit insurance provider relating to any Co-Borrower and its obligations), in each case, to the extent not included in the previous clauses (a) - (g) of this proviso, it being understood and agreed that the Persons to whom such disclosure is made will be informed of the confidential nature of such information and instructed to keep such information confidential and the disclosing party shall cause such Persons to comply with the obligations of this Section 11.23; provided that, in the event a Lender receives a summons or subpoena to disclose confidential information to any party, such Lender shall, if legally permitted, endeavor to notify the Co-Borrowers thereof as soon as possible after receipt of such request, summons or subpoena and to afford the Borrower Parties an opportunity to seek protective orders, or such other confidential treatment of such disclosed information, as the Borrower Parties may deem reasonable. In addition, Administrative Agent and the Lenders may disclose (i) the existence of this Agreement, (ii) statistical data about this Agreement without reference to specific terms and conditions of this Agreement, and (iii) the identity of the Lenders (but not the identity of the Borrower Parties) to market data collectors, the CUSIP Service Bureau and similar service providers to the lending industry, Administrative Agent and the Lenders. Notwithstanding the foregoing provisions of this Section 11.23, the foregoing obligation of confidentiality shall not apply to any such information becomes part of the public domain independently of any act of any Lender or Agent not permitted hereunder (through publication or otherwise). Notwithstanding anything to the contrary set forth herein or in any other agreement to which the parties hereto are parties or by which they are bound, any obligations of confidentiality contained herein and therein, as they relate to the transactions contemplated by this Agreement (the “Loan Transactions”), shall not apply to the U.S. federal tax structure or U.S. federal tax treatment of the Loan Transactions, and each party hereto (and any employee, representative, or agent of any party hereto) may disclose to any and all Persons, without limitation of any kind, the U.S. federal tax structure and U.S. federal tax treatment of the Loan Transactions. The preceding sentence is intended to cause the Loan Transactions not to be treated as having been offered under conditions of confidentiality for purposes of Section 1.6011‑4(b)(3) (or any successor provision) of the Treasury regulations promulgated under Section 6011 of the Code and shall be construed in a manner consistent with such purpose.
11.24    COMMUNICATIONS.
11.24.1    Delivery.
(a)    Each Co-Borrower hereby agrees that it will use all reasonable efforts to provide to Administrative Agent all information, documents and other materials that it is obligated to furnish to Administrative Agent pursuant to this Agreement and any other Credit Document, including all notices, requests, financial statements, financial and other reports, certificates and other information materials (collectively, the “Communications”), by transmitting the Communications by Electronic Transmission or in an electronic/soft medium in a format reasonably acceptable to Administrative Agent at the e-mail address referenced in Section 11.1 or such other e-mail address designated by Administrative Agent from time to time. Nothing in this Section shall prejudice the right of the Arranger, any Credit Party or any Co-Borrower to give any notice or other communication pursuant to this Agreement or any other Credit Document in any other manner specified in this Agreement or any other Credit Document.
(b)    Administrative Agent agrees that receipt of the Communications by Administrative Agent at the e-mail address referenced in Section 11.1 or such other e-mail address designated by Administrative Agent from time to time shall constitute effective delivery of the Communications to Administrative Agent for purposes of the Credit Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform (as defined below) shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents; provided that such Lender may access such Platform without any undertaking or condition other than those set forth in this Agreement. Each Lender agrees (A) to notify Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s email address to which the foregoing notice may be sent by Electronic Transmission and (B) that the foregoing notice may be sent to such email address.
11.24.2    Posting. Each Co-Borrower further agrees that Administrative Agent may make the Communications available to the Lenders by posting the Communications on IntraLinks or a substantially similar electronic transmission system (the “Platform”).

11.24.3    The Platform is provided “as is” and “as available”. The Agent Parties (as defined below) do not warrant the accuracy or completeness of the Communications or the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall any Agent or Arranger or any of their respective Affiliates or any of their respective officers, directors, employees, sub-agents, advisors or representatives (collectively, “Agent Parties”) have any liability to any Co-Borrower, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of such Co-Borrower’s or such Person’s transmission of Communications through the internet, except to the extent the liability of any Agent Party is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted primarily from such Agent Party’s bad faith, gross negligence or willful misconduct.
11.25    INTERCREDITOR AGREEMENT. Each Lender hereby acknowledges and agrees on behalf of itself that the Lien priorities and other matters related to the Credit Documents and the Collateral are subject to and governed by the Intercreditor Agreement. Each Lender and each LC Issuer, by delivering its signature page hereto, funding its Loans or issuing its Letters of Credit (as applicable) and/or executing an Assignment and Assumption, as applicable, shall be deemed to have (a) acknowledged receipt of, consented to and approved of the Intercreditor Agreement, (b) authorized the appointment of Collateral Agent upon the terms and conditions set forth therein and (c) authorized Administrative Agent and Collateral Agent to perform their respective obligations thereunder and under the other Collateral Documents. The Lenders party hereto hereby authorize Collateral Agent to, in accordance with the express provisions of the Intercreditor Agreement and the other Collateral Documents, enter into amendments to such documents (in form and substance reasonably satisfactory to Administrative Agent (as directed by the Required Lenders)).
11.26    USE OF WORK PRODUCTS AGREEMENT. Each Lender hereby authorizes and directs the Administrative Agent to execute and deliver each use of work product agreement set forth in Section 3.1.10 and the reliance letter set forth in Section 3.1.10(ii), and acknowledges and agrees on behalf of itself that each such Lender shall be bound by the terms and conditions of such agreement.
[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto, by their officers duly authorized, intending to be legally bound, have caused this Agreement to be duly executed and delivered as of the day and year first above written.
OHIO RIVER PP HOLDCO, as Holdings
By:    /s/ Demetrios Tserpelis
Name: Demetrios Tserpelis
Title: Chief Financial Officer, Treasurer and Secretary
LONG RIDGE ENERGY GENERATION LLC, as PowerCo
By:    /s/ Demetrios Tserpelis
Name: Demetrios Tserpelis
Title: Chief Financial Officer, Treasurer and Secretary
OHIO GASCO LLC, as GasCo
By:    /s/ Demetrios Tserpelis
Name: Demetrios Tserpelis
Title: Chief Financial Officer, Treasurer and Secretary

i

CORTLAND CAPITAL MARKET
SERVICES LLC, as Administrative Agent
By:    /s/ Matthew Trybula
Name: Matthew Trybula
Title: Associate Counsel

MIRAE ASSET DAEWOO CO., LTD,
as a Lender

By:    _/s/ Cho Woong-ki
Name: Cho Woong-ki
Title: Chief Executive Officer

iii

ELSDON INVESTMENT PTE LTD,
as a Lender

By:    _/s/ Arjun Gupta
Name: Arjun Gupta
Title: Director

By:    _/s/ Ashok Samuel
Name: Ashok Samuel
Title: Director

iv

ING CAPITAL LLC,
as an LC Participant and LC Issuer

By:    /s/ Sven Wellock
Name: Sven Wellock
Title: Director

By:    /s/ Scott Hancock
Name: Scott Hancock
Title: Director

v

EXHIBIT A
to Credit Agreement
DEFINITIONS
“Acceptable Accountant” means each of (i) BDO USA, LLP, (ii) Deloitte LLP, (iii) PwC, LLP, (iv) Ernst & Young LLP, (v) KPMG LLP and (vi) any other nationally recognized independent certified accountant approved by the Administrative Agent (such approval not be unreasonably withheld).
“Acceptable Credit Provider” has the meaning given in the Depositary Agreement.
“Accounts” means, collectively, the Depositary Accounts and each cash collateral account referred to in the Credit Documents, including any sub-accounts within such accounts.
“Act” has the meaning given in Section 3.1.25 of the Credit Agreement.
“Additional Project Documents” means any material contracts or agreements related to the construction, development, maintenance, repair, operation or use of the Project (but excluding any Credit Document and any Second Lien Credit Document and Permitted Second Lien Refinancing Credit Document) entered into by any Co-Borrower and any other Person, or assigned to any Co-Borrower, subsequent to the Closing Date.
“Adjusted LIBO Rate” means, for any Interest Period for any LIBOR LC Loan Borrowing, an interest rate per annum (rounded upwards, if necessary, to the next 1/100th of one percent) equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate for such Interest Period; provided that the Adjusted LIBO Rate shall never be less than zero.
“Administrative Agent” has the meaning given in the preamble hereto.
“Administrative Agent’s Account” means the account from time to time designated in writing by the Administrative Agent as the account to which payments hereunder are to be directed.
“Affiliate” means as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 50% or more of the Securities having ordinary voting power for the election of directors of such Person or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise. For the purposes of this Agreement, Fortress and its Affiliates and any publicly traded entity managed by Fortress or any of its Affiliates, shall be deemed to be “Affiliates” of each Co-Borrower, Holdings and Parent.
“Agency Fee Letters” means (i) that certain fee letter dated as of even date hereof by and among Co-Borrowers and Cortland Capital Market Services LLC, as Administrative Agent,

as may be amended, restated or modified in accordance therewith; (ii) that certain fee letter dated as of even date hereof by and among Co-Borrowers and Cortland Capital Market Services LLC, as second lien administrative agent, as may be amended, restated, or modified in accordance therewith; and (iii) that certain fee schedule dated as of even date hereof by and among Co-Borrower and The Bank of New York Mellon, as Depositary Agent and Collateral Agent.
“Agent” means Depositary Agent, Collateral Agent or Administrative Agent.
“Agent Parties” has the meaning given in Section 11.24.3 of the Credit Agreement.
“Agreement” has the meaning given in the preamble hereto.
“Allocable Amount” has the meaning given in Section 2.11.3 of the Credit Agreement.
“AML Laws” means all laws, rules, and regulations of any jurisdiction applicable to any Lender, any Co-Borrower, any Subsidiary of any Co-Borrower or any guarantor or any other party providing credit support in respect of any Person’s obligations under the Credit Documents from time to time concerning or relating to anti-money laundering.
“Annual Operating Budget” has the meaning given in Section 5.12.2 of the Credit Agreement.
“Annual Period” has the meaning given in Section 5.8.10 of the Credit Agreement.
“Anti-Corruption Laws” means all laws, rules, and regulations of any jurisdiction applicable to any Co-Borrower, any Subsidiary of any Co-Borrower or any guarantor or any other party providing credit support in respect of any Person’s obligations under the Operative Documents from time to time concerning or relating to bribery or corruption.
“Anti-Terrorism Laws” means any of the following: (a) the Anti-Terrorism Order; (b) the Terrorism Sanctions Regulations (Title 31 Part 595 of the U.S. Code of Federal Regulations); (c) the Terrorism List Governments Sanctions Regulations (Title 31 Part 596 of the U.S. Code of Federal Regulations); (d) the Foreign Terrorist Organizations Sanctions Regulations (Title 31 Part 597 of the U.S. Code of Federal Regulations); (e) the Act; (f) any regulations promulgated pursuant to the laws, orders and regulations listed in the foregoing clauses (a)–(f) of this definition; or (g) comparable laws, rules and directives administered or enforced by the United Nations Security Council, the United Kingdom, the European Union, or a member state of the European Union.
“Anti-Terrorism Order” means Section 1 of Executive Order 13224 of September 24, 2001, Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism (Title 12, Part 595 of the U.S. Code of Federal Regulations).
“Applicable Permit” means, at any time, any Permit, including any zoning, land use (including public lands), environmental or species protection, pollution (including air, water or noise), sanitation, import, export, safety, siting or building Permit issued by any Governmental Authority, including by not limited to FERC, Public Utilities Commission of Ohio, Ohio Department

of Health, Ohio Environmental Protection Agency, Ohio Department of Natural Resources, Ohio State Emergency Response Commission, Ohio Power Siting Board, U.S. Environmental Protection Agency, Bureau of Land Management, US Army Corps of Engineers, Federal Aviation Administration, Department of Energy, and Ohio State Fire Marshall (a) that is necessary under applicable Legal Requirements to be obtained by or on behalf of any Co-Borrower at such time in light of the stage of development, construction or operation of the Project to construct, test, operate, maintain, repair, lease, own or use the Project as contemplated by the Operative Documents, to sell electricity from the Project or deliver fuel to the Project, or for any Co-Borrower to enter into any Operative Document or to consummate any transaction contemplated thereby, in each case in accordance with all applicable Legal Requirements, or (b) that is necessary so that none of Co-Borrowers, Administrative Agent, Collateral Agent, the Arranger or the Secured Parties nor any Affiliate of any of them may be deemed by any Governmental Authority to be subject to and not exempt from, whether or not a specific exemption has been granted (and any such specific exemption shall not be deemed an Applicable Permit), regulation under the FPA or PUHCA or treated as a public utility under Chapter 4905 of the Ohio Revised Code and any regulations promulgated thereunder, with respect to the regulation of the rates of, or the financial or organizational regulation of, electric utilities solely as a result of the development and construction or operation of the Project or the sale of electricity therefrom, except that each Co-Borrower is subject to (i) regulation as a public utility under the FPA and the requirements under FERC regulations implementing PUHCA for obtaining and maintaining Exempt Wholesale Generator status, and (ii) compliance with various operation and maintenance standards and record keeping and reporting obligations required, if required under the Ohio Revised Code.
“Arranger” has the meaning set forth in the preamble hereto.
“As-Built Survey” means a survey prepared by a licensed Ohio surveyor based on information received from Co-Borrowers, project contractors, and public agencies, but need not be based upon a field verification or investigation of the improvements or grades, unless the surveyor is engaged to provide such field verification services.
“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.13), and accepted by the Administrative Agent, in the form of Exhibit P or any other form approved by the Administrative Agent.
“Available Amount” means, with respect to any Letter of Credit at any time, the undrawn stated amount of such Letter of Credit, as applicable, in effect at such time; provided that, with respect to any Letter of Credit that, by its terms or the terms of any other agreement or instrument relating thereto, provides for one or more automatic increases in the stated amount thereof, the stated amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time (assuming compliance at such time with all conditions to drawing).
“Available Construction Funds” means, at any time and without duplication, the sum of (a) amounts in the Construction Account, (b) the amount of the undisbursed proceeds, if any, of the then-available Construction Loan Commitments and Second Lien Loan Commitments, (c)

undisbursed Loss Proceeds which are available for payment of Project Costs, (d) amounts in the Second Lien Loan Proceeds Account and (e) any additional capital contribution of a cash amount made to any Co-Borrower from time to time or commitments to provide such funding pursuant to documentation from Persons meeting (or whose obligations in such commitments are supported by a letter of credit in form and substance reasonably satisfactory to the Administrative Agent issued by an issuer meeting) the creditworthiness requirements set forth in the definition of “Acceptable Credit Provider”, and otherwise reasonably acceptable to Administrative Agent.
“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.
“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.
“Bank Fee Letters” means each of the certain letter agreements regarding fees, dated as of the Closing Date, between the Co-Borrowers, on the one hand, and each applicable Lender or LC Issuer, on the other.
“Banking Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or the laws of the State of Ohio or is a day on which banking institutions located in such state are authorized or required by law or other governmental action to close and, where such term is used in any respect relating to a LIBOR LC Loan, which is also a day on which dealings in Dollar deposits are carried out in the London interbank market.
“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as now and hereafter in effect, or any successor statute.
“Bankruptcy Event” shall be deemed to occur, with respect to any Person, if that Person shall institute a voluntary case seeking liquidation or reorganization under the Bankruptcy Law, or shall consent to the institution of an involuntary case thereunder against it; or such Person shall file a petition or consent or shall otherwise institute any similar proceeding under any other applicable federal or state law, or shall consent thereto; or such Person shall apply for, or consent or acquiesce to, the appointment of, a receiver, administrator, administrative receiver, liquidator, sequestrator, trustee or other officer with similar powers for itself or any substantial part of its assets; or such Person shall make a general assignment for the benefit of its creditors; or such Person shall admit in writing its inability to pay its debts generally as they become due; or if an involuntary case shall be commenced seeking liquidation or reorganization of such Person under the Bankruptcy Law or any similar proceedings shall be commenced against such Person under any other applicable federal or state law and (a) the petition commencing the involuntary case is not timely controverted, (b) the petition commencing the involuntary case is not dismissed within 60 days of its filing, (c) an interim trustee is appointed to take possession of all or a portion of the property, and/or to operate all or any part of the business of such Person and such appointment is not vacated within 60 days, or (d) an order for relief shall have been issued or entered therein; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, administrator, administrative receiver, liquidator, sequestrator, trustee or other officer having similar powers, over such Person or all or a part of its property shall have been entered; or any other similar relief shall be granted against such Person under any applicable Bankruptcy Law.
“Bankruptcy Law” means the Bankruptcy Code and any similar federal, state or foreign law for the relief of debtors.
“Base Case Projections” means the base case projections of Co-Borrowers’ operating results for the Project (over a period ending no sooner than December 31, 2038) delivered to the Lenders on the Closing Date pursuant to Section 3.1.14 of the Credit Agreement.
“Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the per annum rate publicly quoted from time to time by The Wall Street Journal as the “Prime Rate” in the United States (or, if The Wall Street Journal ceases quoting a prime rate of the type described, either (i) the per annum rate quoted as the base rate on such corporate loans in a different national publication as reasonably selected by the Administrative Agent or (ii) the highest per annum rate of interest published by the Federal Reserve Board in Federal Reserve statistical release H.15 (519) entitled “Selected Interest Rates” as the bank prime loan rate or its equivalent), (b) the Federal Funds Rate for such day plus 0.50% or (c) other than with respect to any Base Rate LC Loans made, converted or deemed made or deemed converted pursuant to Section 2.8, the Adjusted LIBO Rate then in effect (assuming a one month Interest Period) plus 1.00%. At no time shall the Base Rate be less than 0%. Any change in the Base Rate due to a change in the prime rate, bank prime rate, the Federal Funds Rate shall be effective from and including the effective date of such change in the prime rate, the bank prime rate or the Federal Funds Rate, as the case may be.
“Base Rate LC Loan” means an LC Loan that shall bear interest at the rate set forth in Section 2.2.9(a) of the Credit Agreement.
“Beneficial Ownership Certification” has the meaning set forth in Section 3.1.25.
“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.
“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.
“Borrower Parties” means each Co-Borrower and Holdings.
“Borrowing” means a borrowing by Co-Borrowers of any Loan.
“Breakage Costs” means, with respect to any Loan, interest in respect of which is calculated using the LIBO Rate, the loss (other than the applicable margin), cost and expense attributable to (a) the prepayment of the principal amount of such Loan other than on the last day of the applicable interest period for such Loan, (b) the revocation by the Co-Borrowers of any notice of borrowing or notice of issuance submitted pursuant to the Credit Agreement after the applicable minimum period for the submission of such notice of borrowing or notice of issuance, as applicable, specified therein or the failure of the conditions precedent to be met after delivery of any such notice of borrowing or notice of issuance or (c) any other amount payable pursuant to Section 2.9 of the Credit Agreement.
“Calculation Period” means, as to a particular date, a rolling period of 12 full calendar months immediately preceding the immediately preceding Quarterly Payment Date.
“Call Premium” means, with respect to any prepayment of any Construction Loan or Term Loan (or any replacement of a Lender pursuant to Section 2.10.2), an amount equal to the excess, if any, of the Discounted Value of the Remaining Specified Payments with respect to the Called Principal of such Construction Loan or Term Loan over the amount of such Called Principal, provided that the Call Premium may in no event be less than zero. For the purposes of determining the Call Premium, the following terms have the following meanings:
“Call Premium Outside Date” means the fifth anniversary of the Closing Date.
“Called Principal” means, with respect to any Construction Loan or Term Loan, the principal of such Construction Loan or Term Loan that is to be prepaid pursuant to Section 2.1.9 or has become or is declared to be immediately due and payable pursuant to Section 7.2.3, as the context requires.
“Discounted Value” means, with respect to the Called Principal of any Construction Loan or Term Loan, the amount obtained by discounting all Remaining Specified Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Construction Loans or Term Loans is payable) equal to the Reinvestment Yield with respect to such Called Principal.
“Reinvestment Yield” means, with respect to the Called Principal of any Construction Loan or Term Loan, 0.50% greater than the yield to maturity implied by the yield(s) reported as of 10:00 a.m. on the second Banking Day preceding the Settlement Date with respect to such Called Principal, on the display designated as “Page PX1” (or such other display as may replace Page PX1) on Bloomberg Financial Markets for the most recently issued actively traded on-the-run U.S. Treasury securities (“Reported”) having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. If there are no such U.S. Treasury securities Reported having a maturity equal to such Remaining Average Life, then such implied yield to maturity will be determined by (a) converting U.S. Treasury bill quotations to bond equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between the yields Reported for the applicable most recently issued actively traded on-the-run U.S. Treasury securities with the maturities (1) closest to and greater than such Remaining Average Life and (2) closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Construction Loan or Term Loan.
If such yields are not Reported or the yields Reported as of such time are not ascertainable (including by way of interpolation), then “Reinvestment Yield” means, with respect to the Called Principal of any Construction Loan or Term Loan, the yield to maturity implied by the U.S. Treasury constant maturity yields reported, for the latest day for which such yields have been so reported as of the second Banking Day preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (or any comparable successor publication) for the U.S. Treasury constant maturity having a term equal to the Remaining Average Life of such Called Principal as of such Settlement Date. If there is no such U.S. Treasury constant maturity having a term equal to such Remaining Average Life, such implied yield to maturity will be determined by interpolating linearly between (1) the U.S. Treasury constant maturity so reported with the term closest to and greater than such Remaining Average Life and (2) the U.S. Treasury constant maturity so reported with the term closest to and less than such Remaining Average Life. The Reinvestment Yield shall be rounded to the number of decimal places as appears in the interest rate of the applicable Construction Loan or Term Loan.
“Remaining Average Life” means, with respect to any Called Principal, the number of years obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying (a) the principal component of each Remaining Specified Payment with respect to such Called Principal by (b) the number of years, computed on the basis of a 360-day year composed of twelve 30-day months, that will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Specified Payment.
“Remaining Specified Payments” means, with respect to the Called Principal of any Construction Loan or Term Loan, all payments of such Called Principal and interest thereon that would be due after the Settlement Date with respect to such Called Principal through and including the Call Premium Outside Date if no payment of such Called Principal were made prior to the Call Premium Outside Date, provided that, if such Settlement Date is not a date on which interest payments are due to be made under the terms of the Construction Loans or Term Loans, then the amount of the next succeeding scheduled interest payment will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date.
“Settlement Date” means, with respect to the Called Principal of any Construction Loan or Term Loan, the date on which such Called Principal is to be prepaid pursuant to Section 2.1.9 or has become or is declared to be immediately due and payable pursuant to Section 7.2.3, as the context requires.

“Capacity Performance Resource” has the meaning contained in the PJM Open Access Transmission Tariff.
“Capital Expenditures” means expenditures made by any Co-Borrower (or, in the case of GasCo, advanced pursuant to the Joint Development Agreement) to acquire or construct fixed assets, plant and equipment (including renewals, improvements and replacements, but excluding expenditures related to Major Maintenance), which, in accordance with GAAP, are or should be included in “purchase of property and equipment” or similar items reflected in the statement of cash flows of such Co-Borrower (excluding any such expenditures that are paid out of the proceeds of Loss Proceeds or Asset Sale Proceeds (as defined in the Depositary Agreement)).
“Capital Leases” means any and all lease obligations of a Person as lessee under leases that have been or should be, in accordance with GAAP as in effect on the date hereof, recorded as capital leases, without regard to any classification or reclassification as financing or operating leases upon the adoption of leasing standard FASB ASC 842.
“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing, but excluding debt convertible or exchangeable into such capital stock or equivalent ownership interests.
“Cash Collateralize” means, in respect of an obligation, provide and pledge and deposit with or deliver to Administrative Agent, for the benefit of one or more LC Issuers, as collateral for LC Exposure or obligations of Lenders to fund participations in respect of LC Exposure (as a first priority perfected security interest) cash collateral in Dollars, at a location and pursuant to documentation in form and substance reasonably satisfactory to Administrative Agent (and “Cash Collateralization” has a corresponding meaning). “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.
“Casualty Event” has the meaning given in the Depositary Agreement.
“Change of Control” means any of the following:

1.    Parent and/or any of its respective Affiliates shall, in the aggregate, cease to beneficially own and control, directly or indirectly, more than 50% of the Capital Stock of Holdings (determined on a fully diluted basis).

2.    Holdings shall cease to beneficially own and control, directly, 100% of the Capital Stock of each Co-Borrower (determined on a fully diluted basis).

“Change of Law” means the occurrence after the Closing Date of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law, but if not having the force of law, being of a type with which a Lender customarily complies) by any Governmental Authority; provided that notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case, to the extent having the force of law or, if not having the force of law, if they are of a type with which a Lender customarily complies, be deemed to be a “Change of Law”, regardless of the date enacted, adopted or issued.
“Class” (a) when used with respect to any Lender, refers to whether such Lender has a Loan or Commitment with respect to a particular Class of Loans or Commitments, (b) when used with respect to Commitments, refers to whether such Commitments are Construction Loan Commitments, Term Loan Commitments, LC Commitments or LC Issuer Commitments, and (c) when used with respect to Loans, refers to whether such Loans are Construction Loans, Term Loans or LC Loans.
“Closing Date” means the date on which the conditions set forth in Section 3.1 of the Credit Agreement were satisfied or waived, which date occurred on February 15, 2019.
“Closing Date Permitted Commodity Hedge Agreements” means agreements, effective as of the Closing Date, hedging at least 457 megawatts of the Generating Project’s output, entered with Permitted Commodity Hedge Counterparties identified on Exhibit L, for each such Permitted Commodity Hedge Agreement of no shorter duration, and containing such other terms, in each case with respect to the applicable Permitted Commodity Hedge Counterparty, as set forth on Exhibit L.
“Co-Borrower Payment” has the meaning given in Section 2.11.3(b) of the Credit Agreement.
“Co-Borrowers” has the meaning given in the preamble hereto.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collateral” means all property which is subject or is intended to become subject to the security interests or liens granted by any of the Collateral Documents.
“Collateral Agent” means The Bank of New York Mellon, acting in its capacity as collateral agent for the Secured Parties under the Collateral Documents.
“Collateral Documents” means the Intercreditor Agreement, the Consents, the Guaranty and Security Agreement, the Depositary Agreement, the Control Agreements, the Subordination Agreement, the Mortgages and each of the security agreements and any fixture filings, financing statements, or other similar documents filed, recorded or delivered in connection with the foregoing.

“Commitment Fees” means the Construction Loan Commitment Fee and the LC Commitment Fee.
“Commitments” means, (i) with respect to any LC Issuer, such LC Issuer’s LC Issuer Commitment, (ii) with respect to each Lender and each LC Participant, such Lender’s or such LC Participant’s Construction Loan Commitment, Term Loan Commitment and LC Commitment, as applicable, (iii) with respect to all Lenders, the Total Construction Loan Commitments, the Total Term Loan Commitments and the Total LC Commitments and (iv) with respect to all LC Issuers, the Total LC Issuer Commitment.
“Communications” has the meaning given in Section 11.24.1(a) of the Credit Agreement.
“Completion” means the satisfaction of each of the following conditions:
(a)    Substantial Completion shall have been achieved;
(b)    all material work under each of the Interconnection Agreements shall have completed in all material respects in accordance with the terms thereof;
(c)    all interconnection facilities necessary for (i) the delivery of natural gas to the Generating Project, and (ii) the transmission of electrical energy produced by the Generating Project shall, in each case, have been completed and shall be operational;
(d)    all necessary and material facilities needed for the operation of the Project in accordance with the Base Case Projections, as applicable, shall have been completed and shall be operational; and
(e)    Co-Borrowers shall have delivered to the Administrative Agent a certificate signed by a Responsible Officer of each Co-Borrower certifying that (i) the Project is capable of, and authorized to commence, injecting energy into the electric grids operated by PJM, (ii) PowerCo is eligible to receive capacity payments in the PJM Base Residual Auction next commencing and (iii) the Project is able to satisfy all obligations arising under each Permitted Commodity Hedge Agreement in accordance with the terms thereof.
“Completion Date” means the date that Completion is achieved, as certified by a Responsible Officer of each Co-Borrower and confirmed by the Independent Engineer pursuant to Section 3.3.2 of the Credit Agreement.
“Consents” means each consent and agreement specified in Exhibit E-2 to the Credit Agreement, and, with respect to any Additional Project Document, to the extent required pursuant to Section 5.14 of the Credit Agreement, a consent and agreement of each party to such Additional Project Document (other than any Co-Borrower) substantially in the form of Exhibit E-1, with such modifications as may be reasonably acceptable to Administrative Agent.
“Construction Account” has the meaning given in the Depositary Agreement.

“Construction and Equipment Contracts” means the EPC Contract and the PIE Contract.
“Construction Availability Period” means the period from the Closing Date to but excluding the earlier of (a) the Construction Maturity Date and (b) the date of termination of the Construction Loan Commitments pursuant to the provisions of the Credit Agreement.
“Construction Budget” means a budget setting forth all expected Project Costs through Final Completion delivered to the Lenders on the Closing Date pursuant to Section 3.1.23 of the Credit Agreement, and confirmed by the Independent Engineer, as the same may be amended, revised or modified from time to time in accordance with Section 6.26.1.
“Construction Credit Event” has the meaning given in Section 3.2 of the Credit Agreement.
“Construction Credit Event Date” has the meaning given in Section 3.2.1 of the Credit Agreement.
“Construction Facility” means the Construction Loan Commitments and the Construction Loans made thereunder.
“Construction Lender” means a Lender with a Construction Loan Commitment or with outstanding Construction Loans.
“Construction Loan Commitment” means, at any time with respect to such Lender, such Lender’s Proportionate Share of the Total Construction Loan Commitment.
“Construction Loan Commitment Fee” has the meaning given in Section 2.3.2(a) of the Credit Agreement.
“Construction Loans” has the meaning given in Section 2.1.1(a) of the Credit Agreement.
“Construction Maturity Date” means the earliest to occur of (a) the date upon which the Loans, together with all unpaid interest, fees, charges and costs (including the Call Premium), are accelerated in accordance with the Credit Agreement, (b) the Term Conversion Date, and (c) the Date Certain.
“Construction Note” has the meaning given in Section 2.1.6 of the Credit Agreement.
“Construction Requisition” has the meaning given in the Depositary Agreement.
“Contingent Equity Account” has the meaning given in the Depositary Agreement.
“Control Agreements” has the meaning given in the Depositary Agreement.

“Credit Agreement” means this First Lien Credit Agreement, dated as of the Closing Date, among Holdings, Co-Borrowers, Administrative Agent, and the Lenders and LC Issuers from time to time party hereto.
“Credit Documents” means this Agreement, the Notes, the Collateral Documents and the Fee Letters; provided that for purposes of Sections 9.9.1, 9.13 and 9.14 only, Credit Documents shall not include the Agency Fee Letters (which may only be amended, assigned or transferred, as applicable, in accordance with their respective terms).
“Credit Event” has the meaning given in Section 3.4 of the Credit Agreement.
“Credit Party” means each Agent, Lender and LC Issuer.
“Date Certain” means June 1, 2022.
“Debt” means of any Person, at any date of determination, (a) all Debt for Borrowed Money, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments (other than, for the avoidance of doubt, surety, performance and similar bonds), (c) all obligations of such Person to pay the deferred purchase price of property or services, and other accrued expenses arising in the ordinary course of business which in accordance with GAAP would be shown on the liability side of the balance sheet of such Person, but excluding trade accounts payable and other accrued expenses arising in the ordinary course of business, (d) all obligations of such Person under leases which are or should be, in accordance with GAAP, recorded as Capital Leases in respect of which such Person is liable, (e) all obligations of such Person to purchase securities (or other property) which arise out of or in connection with the sale of the same or substantially similar securities (or property), (f) all deferred obligations of such Person to reimburse any bank or other Person in respect of amounts paid or advanced under a letter of credit or other instrument, (g) all Debt for Borrowed Money of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person, (h) all guarantees by such Person of any of the foregoing and (i) obligations in respect of Hedging Agreements.
“Debt for Borrowed Money” means of any Person, at any date of determination, the sum, without duplication, of (a) all items that, in accordance with GAAP, would be classified as indebtedness on a consolidated balance sheet of such Person at such date, and (b) all obligations of such Person under acceptance, letter of credit or similar facilities at such date.
“Debt Resizing Projections” has the meaning given in Section 3.1.14.
“Debt Service” means, for any period, the sum of all interest, fees (including agency fees) and scheduled principal payable during such period in respect of the Loans, Commitments, Second Lien Loans, Permitted Second Lien Refinancing Debt and Second Lien Loan Commitments. For the avoidance of doubt, Debt Service shall not include (i) interest on the Second Lien Loans and Permitted Second Lien Refinancing Debt to the extent not paid in cash, but rather paid “in kind” by addition to the principal amount of the Second Lien Loans or Permitted Second Lien Refinancing Debt pursuant to the terms of the Second Lien Credit Documents or the Permitted Second Lien Refinancing Credit Documents, as applicable, and (ii) mandatory prepayments pursuant to the Credit

Documents (including any Required Target Debt Balance Payments) or the Second Lien Credit Documents or the Permitted Second Lien Refinancing Credit Documents, as applicable.
“Debt Service Coverage Ratio” means, for any Calculation Period, the ratio of (a) Operating Cash Available for Debt Service for such period to (b) Debt Service for such period; provided that if less than 12 full calendar months have elapsed since the Term Conversion Date, the Calculation Period for the calculation of such ratio shall be the actual period of up to 12 full calendar months that have occurred after the Term Conversion Date.
“Debt Service Reserve Account” has the meaning given in the Depositary Agreement.
“Debt Sizing Criteria” means that the Base Case Projections shall demonstrate a projected minimum and average quarterly First Lien Debt Service Coverage Ratio, calculated taking into account any Required Target Debt Balance Payment, of at least 1.50:1:00, from Term Conversion through March 31, 2037, in each case, based solely upon (a) projected cash flow from the Permitted Commodity Hedge Agreements as in effect on the Closing Date, (b) PJM Base Residual Auction capacity payments as forecasted in the “Overbuild Scenario” as set in the Market Consultant’s Report and (c) 50% of forecasted merchant energy revenues, in each case net of fixed costs, in each case as projected in the Base Case Projections and determined in a manner consistent in all respects with the Independent Engineer’s Report and the Market Consultant’s Report.
“Debt to Capitalization Ratio” means, as of any date of determination, the ratio of (a) the aggregate principal amount of Loans outstanding on such date plus the aggregate principal amount of loans outstanding under the Second Lien Credit Agreement and any Permitted Second Lien Refinancing Credit Agreement on such date to (b) (i) the aggregate principal amount of Loans outstanding on such date plus the aggregate principal amount of loans outstanding under the Second Lien Credit Agreement and any Permitted Second Lien Refinancing Credit Agreement on such date plus (ii) the aggregate amount of cash equity contributions (other than Drawstop Equity Contributions and Specified Equity Contributions) that has been irrevocably contributed to the Co-Borrowers by Fortress as of such date less any Restricted Payments by Holdings on or prior to such date of determination.
“Declined Proceeds” has the meaning given in Section 2.1.9(c)(ii) of the Credit Agreement.
“Default Rate” has the meaning given in Section 2.6.3 of the Credit Agreement.
“Defaulting Lender” means, subject to Section 2.6.7(g), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Banking Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent, the LC Issuers and the Co-Borrowers in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, the LC Issuers or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two

Banking Days of the date when due, (b) has notified the Co-Borrowers, the Administrative Agent or the LC Issuers in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Banking Days after written request by the Administrative Agent, any LC Issuer or the Co-Borrowers, to confirm in writing to the Administrative Agent, the LC Issuers and the Co-Borrowers that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Co-Borrowers) or (d) has, or has a direct or indirect parent company that has, become the subject of a Bankruptcy Event other than by way of an Undisclosed Administration; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States of America or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.6.7(g)) upon delivery of written notice of such determination to the each Co-Borrower, each LC Issuer and each Lender. For purposes of this definition, “Undisclosed Administration” means in relation to a Lender or its direct or indirect parent company the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender or its direct or indirect parent company is subject to home jurisdiction supervision if applicable law requires that such appointment is not to be publicly disclosed.
“Delivery Year” has the meaning contained in the PJM Open Access Transmission Tariff.
“Depositary Accounts” has the meaning given in the Depositary Agreement.
“Depositary Agent” means The Bank of New York Mellon, not in its individual capacity but solely as depositary agent, bank and securities intermediary under the Depositary Agreement.
“Depositary Agreement” means the Depositary Agreement, dated as of the date hereof, among Co-Borrowers, Administrative Agent, as first lien administrative agent, Cortland Capital Market Services LLC, as second lien administrative agent, Collateral Agent, as first lien collateral agent and The Bank of New York Mellon, as second lien collateral agent and Depositary Agent.

“Discharge of First Lien Secured Obligations” has the meaning assigned to such term in the Intercreditor Agreement.
“Disposition” has the meaning given in Section 2.1.9(c)(i)(C) of the Credit Agreement.
“Distribution Suspense Account” has the meaning given in the Depositary Agreement.
“Division Transaction” means (a) the division of a limited liability company into two or more limited liability companies pursuant to a “plan of division” or similar method or (b) the creation, or reorganization into, or allocation of its assets to, one or more series, in each case within the meaning of the Delaware Limited Liability Company Act or similar statute in Delaware or any other state.
“Dollars” and “$” means United States dollars or such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts in the United States of America.
“Drawing Payment” means any payment by an LC Issuer honoring a drawing under a Letter of Credit.
“Drawstop Equity Contributions” means contributions of cash equity made to a Co-Borrower during any period in which such Co-Borrower is unable to satisfy the conditions to the making of a Construction Loan set forth in Article 3 of the Credit Agreement (including, without limitation, Section 3.4.3) and/or the release of funds from the Construction Account if and to the extent that such contributions are used solely for the purpose of financing Project Costs (as confirmed by the Independent Engineer), which contributions shall be deposited into the Construction Account.
“DSR Required Balance” has the meaning given in the Depositary Agreement.
“Easement Agreements” has the meaning given in the applicable Mortgage.
“Easements” has the meaning given in the applicable Mortgage.
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clause (a) or (b) of this definition and is subject to consolidated supervision with its parent.
“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.
“Electronic Transmission” has the meaning given in Section 11.1 of the Credit Agreement.
“Eligible Assignee” means (a) any Lender, (b) any LC Issuer, (c) an Affiliate of any Lender or any LC Issuer (as applicable) and (d) any other Person (other than a natural person) that meets the requirements to be an assignee under Section 9.13 (subject to such consents, if any, as may be required under such Section); provided, that, notwithstanding the foregoing, Eligible Assignee shall not include (w) any Defaulting Lender, (x) any Terminated Lender, (y) any Sanctioned Person or (z) any Borrower Party or any Affiliate or Subsidiary thereof.
“Eligible Facility” means an “eligible facility” within the meaning of PUHCA §15 U.S.C. 792-5(a)(2).
“Emergency Operating Costs” means those amounts required to be expended for the purchase of goods and services in order to prevent or mitigate an unforeseeable event or circumstances that, in the good faith judgment of Co-Borrowers (or Operator as operator of the Project) as the case may be, necessitates the taking of immediate measures to prevent or mitigate injury to Persons or injury to or loss of property or environmental contamination.
“Eminent Domain Proceeds” has the meaning given in the Depositary Agreement.
“Environment” means ambient and indoor air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata or sediment, and natural resources such as wildlife, flora and fauna or as otherwise defined in any Environmental Law.
“Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, demands, decrees, claims, liens, judgments, warning notices, notices of noncompliance or violation, proceedings, removal or remedial orders, relating in any way to (a) a violation or alleged violation of Environmental Law or Permit issued (or left unissued due to the negligence of any Co-Borrower) under any Environmental Law, (b) a Release or threatened Release of Hazardous Substances, or (c) any legal or administrative proceedings relating to any of the above.
“Environmental Consultant” means Ramboll US Corporation or such other independent environmental consultant of recognized national standing as may be selected by Co-Borrowers with the prior written consent of the Administrative Agent as directed in writing by the Required Lenders (such consent not to be unreasonably withheld, conditioned or delayed).
“Environmental Law” means any and all foreign or domestic, federal or state (or any subdivision of either of them), statutes, laws (including common law), ordinances, orders, decrees, rules, regulations, judgments, Governmental Authorizations, or any other requirements of Governmental Authorities relating to (i) the protection of the Environment; (ii) the generation, use, storage, transportation, treatment, processing, removal, remediation or disposal of hazardous or toxic substances; or (iii) occupational safety and health, industrial hygiene or the protection of human, plant or animal health or welfare (as each relates to exposure to hazardous or toxic substances), in each of clauses (i) to (iii) in any manner applicable to any Co-Borrower, the Project or any Real Property, including the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq. (“CERCLA”), the Endangered Species Act, 16 U.S.C. §§ 1531 et seq., the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq. (“RCRA”), the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Clean Water Act, 33 U.S.C. §§ 1251 et seq. (“CWA”), the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq. (“TSCA”), the Emergency Planning and Community Right to Know Act, 42 U.S.C. §§ 11001 et seq., the Safe Drinking Water Act, 40 U.S.C. §§ 300f et seq. (“SDWA”), the National Environmental Policy Act, 42 U.S.C. §§ 4321 each as amended, and their foreign, state or local counterparts or equivalents.
“EPC Contract” means the Engineering, Procurement and Construction Agreement, dated as of February 15, 2019, by and between PowerCo and EPC Contractor.
“EPC Contractor” means Kiewit Power Constructors Co., a Delaware corporation.
“EPC Guarantor” means Kiewit Energy Group Inc., a Delaware corporation.
“EPC Parent Guaranty” means the Parent Guaranty, dated as of February 15, 2019, by the EPC Guarantor in favor of PowerCo.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, the rules and regulations promulgated thereunder and any successor thereto.
“ERISA Affiliate” means any corporation, trade or business (whether or not incorporated) that, together with any Borrower Party, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
“ERISA Event” means (a) any Reportable Event; (b) any failure by any Plan to satisfy the applicable minimum funding standards under Section 412 or 430 of the Code or Section 302 or 303 of ERISA, whether or not waived; (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (d) the determination that any Plan is, or is expected to be, in “at–risk” status (as defined in Section 430 of the Code or Section 303 of ERISA); (e) the determination that any Multiemployer Plan is, or is expected to be, in “critical” or “endangered” status (as defined in Section 432 of the Code or Section 305 of ERISA) under circumstances in which any Borrower Party or ERISA Affiliate would reasonably be expected to incur any Withdrawal Liability; (f) the incurrence by any Borrower Party or any ERISA Affiliate of any liability under Title IV of ERISA; (g) the receipt by any Borrower Party or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any

Plan, or the occurrence of any event or condition which would reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (h) the incurrence by any Borrower Party or any ERISA Affiliate of any Withdrawal Liability; (i) the receipt by any Borrower Party or any ERISA Affiliate of any notice or a determination that a Multiemployer Plan is being terminated by the PBGC; or (j) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to result in liability to any Borrower Party.
“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.
“Event of Default” has the meaning given in Article 7 of the Credit Agreement.
“Event of Eminent Domain” has the meaning assigned to such term in the Depositary Agreement.
“Excess Cash Flow” means, for any Quarterly Payment Date, the amount remaining on deposit at level ninth of Section 3.2(b) of the Depositary Agreement on such Quarterly Payment Date, after making the payments and transfers described in levels first through eighth of such Section 3.2(b) on such date.
“Exempt Wholesale Generator” means an “exempt wholesale generator” within the meaning of PUHCA and FERC’s implementing regulations pertaining thereto.
“Facility” means the Construction Facility, the Term Facility or the LC Facility, as applicable.
“FATCA” means Sections 1471 through 1474 of the Code, effective as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), and current or future regulations promulgated thereunder, official interpretations thereof or published administrative guidance implementing such provisions, any agreement entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.
“Federal Funds Rate” means, for any day, the weighted average of the per annum rates on overnight federal funds transactions with member banks of the Federal Reserve System as published by the Federal Reserve Bank of New York for such day (or, if such rate is not so published for any day, the average of the quotations for the day of such transactions received by Administrative Agent from three federal funds brokers of recognized standing selected by it).
“Federal Reserve Board” means the Board of Governors of the Federal Reserve System (or any successor).
“Fee Letters” means each of (i) the Agency Fee Letters and (ii) the Bank Fee Letters.
“FERC” means the Federal Energy Regulatory Commission and its successors.

“Final Completion” means the achievement of “Final Completion” (as defined in the EPC Contract).
“Final Maturity Date” means the earlier of (a) the Scheduled Final Maturity Date and (b) the date on which the entire outstanding principal amount of the Loans, together with all unpaid interest, fees, charges and costs (including the Call Premium), shall be accelerated in accordance with the Credit Agreement.
“First Lien Debt Service” means, for any period, the sum of all interest, fees (including agency fees) and scheduled principal payable during such period in respect of the Loans and the Commitments. For the avoidance of doubt, First Lien Debt Service shall not include mandatory prepayments pursuant to the Credit Documents (including any Required Target Debt Balance Amortization Payments).
“First Lien Debt Service Coverage Ratio” means, for any Calculation Period, the ratio of (a) Operating Cash Available for Debt Service for such period to (b) First Lien Debt Service for such period; provided that if less than 12 full calendar months have elapsed since the Term Conversion Date, the Calculation Period for the calculation of such ratio shall be the actual period of up to 12 full calendar months that have occurred after the Term Conversion Date.
“Fortress” means Fortress Investment Group LLC, a Delaware limited liability company.
“FPA” means the Federal Power Act, as amended.
“Fronting Exposure” means, at any time there is a Defaulting Lender, with respect to an LC Issuer, such Defaulting Lender’s Proportionate Share of the outstanding Total LC Exposure with respect to Letters of Credit issued by such LC Issuer other than Total LC Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.
“Funds Flow Memorandum” means the memorandum delivered by Co-Borrowers to Administrative Agent and Depositary Agent with respect to the disbursement of funds on the Closing Date.
“GAAP” means generally accepted accounting principles in effect from time to time in the United States and applied on a consistent basis.
“Gas Availability Certificate” has the meaning given in Section 5.8.10 of the Credit Agreement.
“Gas Gathering Contract” means the Gas Gathering Contract, effective as of the Effective Date (as defined therein) by and between Eureka Midstream, LLC and GasCo.
“Gas Properties” means (a) Hydrocarbon Interests; (b) the properties now or hereafter pooled or unitized with Hydrocarbon Interests; all presently existing or future unitization, pooling agreements and declarations of pooled units and the units created thereby (including all units created under orders, regulations and rules of any Governmental Authority having jurisdiction) which may affect all or any portion of the Hydrocarbon Interests; (c) all operating agreements, contracts and other agreements which relate to any of the Hydrocarbon Interests or the production, sale, purchase, exchange or processing of Hydrocarbons from or attributable to such Hydrocarbon Interests; (d) all Hydrocarbons in and under and which may be produced and saved or attributable to the Hydrocarbon Interests, the lands covered thereby and all oil in tanks and all rents, issues, profits, proceeds, products, revenues and other incomes from or attributable to the Hydrocarbon Interests; and (e) all tenements, hereditaments, appurtenances and properties in anywise appertaining, belonging, affixed or incidental to the Hydrocarbon Interests, properties, rights, titles, interests and estates described or referred to above, including any and all property, real or personal, now owned or hereafter acquired and situated upon, used, held for use or useful in connection with the operating, working or development of any of such Hydrocarbon Interests or property (excluding drilling rigs, automotive equipment or other personal property which may be on such premises for the purpose of drilling a well or for other similar temporary uses) and including any and all oil wells, gas wells, injection wells or other wells, buildings, structures, fuel separators, liquid extraction plants, plant compressors, pumps, pumping units, field gathering systems, tanks and tank batteries, fixtures, valves, fittings, machinery and parts, engines, boilers, meters, apparatus, equipment, appliances, tools, implements, cables, wires, towers, casing, tubing and rods, surface leases, rights-of-way, easements and servitudes together with all additions, substitutions, replacements, accessions and attachments to any and all of the foregoing. Unless otherwise qualified, all references to a Gas Property or to Gas Properties in this Agreement shall refer solely to a Gas Property or Gas Properties of Co-Borrowers, and solely to the extent of Co-Borrower’s ownership of such Gas Property or Gas Properties.
“GasCo” has the meaning given in the preamble hereto.
“Generating Project” means the approximately 485 megawatt natural gas fired, combined cycle power plant to be constructed in Hannibal, Ohio, and all associated real and personal property.
“Generating Project Site” means the 25.443 acre land owned by PowerCo, in and being a part of Sections 14 and 15, Range 3, Town 2, Ohio Township, Monroe County, Ohio.
“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation, bylaws, operating agreement or other organizational or governing documents of such Person.
“Governmental Authority” means any federal, state, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality, political subdivision or any entity or officer thereof exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, or a foreign entity or government and shall also include any supra-national body exercising such powers or functions, such as the European Union or the European Central Bank.

“Governmental Authorization” means any permit, license, authorization, plan, directive, consent order or consent decree of or from any Governmental Authority.
“Governmental Rule” means, with respect to any Person, any law, rule, regulation, ordinance, order, code, treaty, judgment, decree, directive, guideline, policy or similar form of decision of any Governmental Authority binding on such Person.
“Granting Lender” has the meaning given in Section 9.12.2 of the Credit Agreement.
“Guaranty and Security Agreement” means that certain First Lien Guaranty and Security Agreement, dated as of the date hereof, among Holdings, Co-Borrowers and Collateral Agent.
“Guaranty” has the meaning given in the Guaranty and Security Agreement.
“Hazardous Substances” means substances defined as “hazardous substances,” “pollutants” or “contaminants” in Section 101 of the CERCLA; those substances defined as “hazardous waste,” “hazardous materials” or “regulated substances” by the RCRA; those substances designated as a “hazardous substance”, “toxic pollutant” or oil pursuant to Sections 311 or 321 of the CWA; those substances defined as “hazardous materials” in Section 103 of the Hazardous Materials Transportation Act; those substances regulated as a hazardous chemical substance or mixture or as an imminently hazardous chemical substance or mixture pursuant to Section 6 or 7 of the TSCA; those substances defined as “contaminants” by Section 1401 of the SDWA, if present in excess of permissible levels; those substances regulated by the Oil Pollution Act; those substances defined as a pesticide pursuant to Section 2(u) of the Federal Insecticide, Fungicide and Rodenticide Act; those substances defined as a source, special nuclear or by‑product material by Section 11 of the Atomic Energy Act; those substances defined as “residual radioactive material” by Section 101 of the Uranium Mill Tailings Radiation Control Act; those substances defined as “toxic materials” or “harmful physical agents” pursuant to Section 6 of the Occupational Safety and Health Act; those substances defined as hazardous wastes in 40 C.F.R. Part 261.3; those substances defined as hazardous waste constituents in 40 C.F.R. Part 260.10, specifically including Appendix VII and VIII of Subpart D of 40 C.F.R. Part 261; those substances designated as hazardous substances in 40 C.F.R. Parts 116.4 and 302.4; those substances defined as hazardous substances or hazardous materials in 49 C.F.R. Part 171.8; those substances regulated as hazardous materials, hazardous substances, or toxic substances in 40 C.F.R. Part 1910; those substances regulated as hazardous materials, hazardous substances, or toxic substances under any other Environmental Laws; and those substances regulated as hazardous materials, hazardous substances, or toxic substances in the regulations adopted and publications promulgated pursuant to said laws, whether or not such regulations or publications are specifically referenced herein.
“Hedging Agreement” means any agreement (other than this Agreement) in respect of any interest rate swap, forward rate transaction, forward commodity transaction, commodity swap, commodity option, interest rate option interest or commodity cap, interest or commodity collar transaction, currency swap agreement, currency future or option contract or other similar agreements.

“Holdings” has the meaning set forth in the preamble hereto.
“Holdings Project Account” means the account of Holdings with the account number 446026620730, which shall be used only for the purposes of receiving equity contributions from the owners of, and Affiliates of, Holdings, and the receipt of (and disbursement of) restricted payments from the Co-Borrowers, in each case in accordance with the terms of the Credit Documents.
“Hydrocarbon Interests” means all presently existing or after-acquired rights, titles and interests in and to gas leases, gas and mineral leases, other Hydrocarbon leases, mineral interests, mineral servitudes, overriding royalty interests, royalty interests, net profits interests, production payment interests and other similar interests. Unless otherwise qualified, all references to a Hydrocarbon Interest or Hydrocarbon Interests in this Agreement shall refer to a Hydrocarbon Interest or Hydrocarbon Interests of GasCo or the other Borrower Parties.
“Hydrocarbons” means collectively, gas, casinghead gas, drip gasoline, natural gasoline and all other liquid or gaseous hydrocarbons and related minerals and all products therefrom, in each case whether in a natural or a processed state.
“IE Requisition Certificate” has the meaning given in the Depositary Agreement.
“Impacted Loans” has the meaning given in Section 2.8.1 of the Credit Agreement.
“Improvements” has the meaning given in the applicable Mortgage.
“Inchoate Default” or “Default” means any occurrence, circumstance or event, or any combination thereof, which, with the lapse of time or the giving of notice or both, would constitute an Event of Default.
“Increase and Joinder Agreement” has the meaning given in Section 2.2.2(d)(v) of the Credit Agreement.
“Incremental LC Commitment” has the meaning given in Section 2.2.2(a) of the Credit Agreement.
“Incremental LC Commitment Date” has the meaning given in Section 2.2.2(b) of the Credit Agreement.
“Incremental LC Commitment Request” has the meaning given in Section 2.2.2(a) of the Credit Agreement.
“Incremental LC Issuer” has the meaning given in Section 2.2.2(b) of the Credit Agreement.
“Indemnitees” has the meaning given in Section 11.14 of the Credit Agreement.

“Independent Consultants” means, collectively, the Insurance Consultant, the Independent Engineer, the Market Consultant, the Petroleum Engineer, the Transmission Consultant, the PCB Consultant and the Environmental Consultant.
“Independent Engineer” means Black & Veatch Management Consulting, LLC or another independent engineer selected in accordance with Section 10.1 of the Credit Agreement.
“Independent Engineer Report” means the report entitled “Long Ridge Power Plant Independent Engineer’s Report”, dated February 7, 2019, delivered by the Independent Engineer, including all exhibits, appendices and any other attachments.
“Independent Market Monitor” means the independent market monitor for the PJM market.
“Insurance Consultant” means Aon Risk Services Northeast, Inc. or another insurance consultant selected in accordance with Section 10.1 of the Credit Agreement.
“Insurance Consultant Report” means the report entitled “Lender’s Insurance Report – Ohio PowerCo LLC”, dated October 29, 2018, delivered by the Insurance Consultant, including all exhibits, appendices and any other attachments thereto.
“Insurance Proceeds” has the meaning given in the Depositary Agreement.
“Interconnection Agreements” means, collectively, the Interconnection Service Agreement, the Interconnection Construction Service Agreement, the Switching Station Agreement and the Interconnection Construction Agreement.
“Interconnection Construction Agreement” means the Interconnect Agreement, dated as of February 15, 2019, by and between PowerCo and Eureka Midstream, LLC.
“Interconnection Construction Service Agreement” means the Interconnection Construction Service Agreement to be entered into by and among PowerCo, PJM and AEP Ohio Transmission Company, Inc. and in form and substance reasonably satisfactory to the Administrative Agent.
“Interconnection Service Agreement” means the Interconnection Services Agreement, dated as of February 12, 2019, by and among PowerCo, PJM, and AEP Ohio Transmission Company, Inc.
“Intercreditor Agreement” means that certain Collateral Agency and Intercreditor Agreement, dated as of the Closing Date, by and among Holdings, Co-Borrowers, Administrative Agent, Cortland Capital Market Services LLC, as second lien administrative agent, Collateral Agent, The Bank of New York Mellon, as second lien collateral agent and the other parties from time to time party thereto.

“Interest Expense” means for any period, all interest, commitment fees, letter of credit fees, participation fees, fronting fees and Breakage Costs in respect of outstanding Obligations accrued, capitalized or payable during such period (whether or not actually paid during such period).
“Interest Period” means, with respect to any LIBOR LC Loan, the time period selected by Co-Borrowers or provided for pursuant to the Credit Agreement which commences on the date such LIBOR LC Loan is disbursed, or the effective date of any conversion or continuation (as the case may be) and ends on the last day of such time period.
“Interest Rate” means (i) with respect to Construction Loans or Term Loans, 7.30% per annum and (ii) with respect to LC Loans, the Base Rate or the LIBO Rate, as the case may be.
“Interest Rate Hedge” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement or arrangement.
“Joint Development Agreement” means the Joint Development Agreement, dated as of April 11, 2018, by and between Triad Hunter, LLC and GasCo.
“Joint Operating Agreements” means individually or collectively, as the context may require, (a) the Operating Agreement, dated as of April 11, 2018, by and between Triad Hunter, LLC and GasCo, (b) the Master JOA Supplemental Agreement, dated as of April 11, 2018, by and between Triad Hunter, LLC and GasCo, and (c) each joint operating agreement in the form of a “100% JOA” (as defined in the Joint Development Agreement) or a “Third Party JOA” (as defined in the Joint Development Agreement) entered into in connection therewith.
“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided that in no event shall any corporate Subsidiary of any Person be considered to be a Joint Venture to which such Person is a party.
“Knowledge” means, with respect to the Borrower Parties, the actual knowledge of the Responsible Officer of the applicable Borrower Party upon reasonable investigation and inquiry.
“LC Availability Period” means the period from the Closing Date to but excluding the earlier of (a) the LC Maturity Date and (b) the date of termination of the LC Commitments pursuant to the provisions of the Credit Agreement.
“LC Commitment” means, at any time with respect to each LC Participant, such LC Participant’s Proportionate Share of the Total LC Commitment at such time.
“LC Commitment Fee” has the meaning given in Section 2.3.2(b) of the Credit Agreement.
“LC Exposure” means, at any time, with respect to any LC Participant, such LC Participant’s Proportionate Share of the Total LC Exposure at such time.

“LC Facility” means the LC Commitments and the LC Issuer Commitments and the extensions of credit made under the Credit Agreement by the LC Issuers and the LC Participants.
“LC Fronting Fees” has the meaning given in Section 2.4 of the Credit Agreement.
“LC Issuer” means each financial institution listed on Exhibit H as an LC Issuer, and any Person that becomes an “LC Issuer” hereunder pursuant to Section 2.2.2 or Section 2.2.13 of the Credit Agreement. An LC Issuer may, in its discretion, arrange for any Letter of Credit to be issued by an Affiliate of such LC Issuer, in which case the term “LC Issuer” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.
“LC Issuer Commitment” means, at any time with respect to each LC Issuer, such LC Issuer’s Proportionate Share of the Total LC Issuer Commitment at such time.
“LC Loan” has the meaning given in Section 2.2.5(a) of the Credit Agreement.
“LC Maturity Date” means the earliest to occur of (a) the third anniversary of the Closing Date, (b) the date on which the entire outstanding principal amount of the Loans, together with all unpaid interest, fees, charges and costs (including the Call Premium), shall be accelerated in accordance with the Credit Agreement, (c) the Term Conversion Date, and (d) the Date Certain.
“LC Note” has the meaning given in Section 2.1.6 of the Credit Agreement.
“LC Participant” means each Lender with an LC Commitment.
“LC Participation Fees” has the meaning given in Section 2.4 of the Credit Agreement.
“LC Reimbursement Obligation” means the obligation of Co-Borrowers to repay any Drawing Payments relating to a Letter of Credit.
“Legal Requirements” means, as to any Person, any requirement under any Permit or under any Governmental Rule, in each case applicable to or binding upon such Person or any of its properties or to which such Person or any of its property is subject.
“Lender” or “Lenders” means each financial institution listed on Exhibit H as a Lender or an LC Participant, as well as any Person that becomes a “Lender” hereunder pursuant to Section 9.13 of the Credit Agreement. Any Affiliate of any Borrower Party will be deemed not to be a Lender for purposes of Section 9.9 of the Credit Agreement or any other provision of the Credit Agreement requiring the vote of the Lenders.
“Lending Office” means, with respect to any Lender, the office designated in writing as such to Administrative Agent and Co-Borrowers from time to time.
“Letter of Credit” means a letter of credit issued by an LC Issuer under the LC Facility in accordance with Section 2.2.1(c).

“LIBO Rate” means, with respect to any LIBOR LC Loan for any Interest Period, (a) the ICE Benchmark Administration Limited Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period appearing on Bloomberg’s L.P.’s service (or on any successor or substitute page or service providing quotations of interest rates applicable to dollar deposits in the London interbank market comparable to those currently provided on such page, as determined by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Banking Days prior to the commencement of such Interest Period; (b) if the rate referenced in clause (a) above does not appear on such page or service or such page or service shall cease to be available, the rate per annum equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service that displays an average ICE Benchmark Administration Limited Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period, determined as of approximately 11:00 a.m. (London time) two Banking Days prior to the first day of such Interest Period; or (c) if the rates referenced in the clauses (a) and (b) above are not available, the rate per annum determined by the Administrative Agent as the rate of interest (rounded upward to the next 1/100th of 1%) at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the LIBOR LC Loan being made, continued or converted and with a term equivalent to such Interest Period would be offered by major banks of international repute reasonably satisfactory to the Administrative Agent in the offshore Dollar market at their request at approximately 11:00 a.m., London time, two Banking Days prior to the first day of such Interest Period. At no time shall the LIBO Rate be less than 0%. Each determination by Administrative Agent pursuant to this definition shall be conclusive in the absence of manifest error.
“LIBO Rate Discontinuance Event” means any of the following:
(a)    an interest rate is not ascertainable pursuant to the provisions of the definition of “LIBO Rate” and the inability to ascertain such rate is unlikely to be temporary;
(b)    the regulatory supervisor for the administrator of the LIBO Rate screen rate, the central bank for the currency of the LIBO Rate, an insolvency official with jurisdiction over the administrator for the LIBO Rate, a resolution authority with jurisdiction over the administrator for the LIBO Rate, or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBO Rate, has made a public statement, or published information, stating that the administrator of the LIBO Rate has ceased or will cease to provide the LIBO Rate permanently or indefinitely on a specific date; provided that, at that time, there is no successor administrator that will continue to provide the LIBO Rate; or
(c)    the administrator of the LIBO Rate screen rate or a Governmental Authority having jurisdiction over the Administrative Agent or the administrator of the LIBO Rate screen rate has made a public statement identifying a specific date after which the LIBO Rate or the LIBO Rate screen rate shall no longer be made available, or used for determining the interest rate of loans; provided that, at that time, there is no successor administrator that will continue to provide the LIBO Rate (the date of determination or such specific date in the foregoing clauses (a) through (c), the “Scheduled Unavailability Date”).

“LIBO Rate Discontinuance Event Time” means, with respect to any LIBO Rate Discontinuance Event: (a) in the case of an event under clause (a) of such definition, the Banking Day immediately following the date of determination that such interest rate is not ascertainable and such result is unlikely to be temporary; and (b) for purposes of an event under clause (b) or (c) of such definition, on the date on which the LIBO Rate ceases to be provided by the administrator of the LIBO Rate, or is not permitted to be used (or if such statement or information is of a prospective cessation or prohibition, the 90th day prior to the date of such cessation or prohibition (or if such prospective cessation or prohibition is fewer than 90 days later, the date of such statement or announcement)).
“LIBO Rate Replacement Date” means, in respect of any LIBO Rate Borrowing, upon the occurrence of a LIBO Rate Discontinuance Event, the next interest reset date after the relevant amendment in connection therewith becomes effective (unless an alternative date is specified) and all subsequent interest reset dates for which the LIBO Rate would have had to be determined.
“LIBOR LC Loan” means an LC Loan that shall bear interest at the rate set forth in Section 2.2.9(b) of the Credit Agreement.
“Lien” means, with respect to any property or asset, any mortgage, deed of trust, lien, pledge, charge, security interest, covenant, condition or restriction, or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected or effective under applicable law, as well as the interest of a vendor or lessor under any conditional sale agreement, Capital Lease or other title retention agreement relating to such asset.
“Liquidation Costs” has the meaning given in Section 2.9 of the Credit Agreement.
“Loan” means a Construction Loan, a Term Loan or an LC Loan, as the context may require.
“Loan Transactions” has the meaning given in Section 11.23 of the Credit Agreement.
“Loans” means, collectively, the Construction Loans, the Term Loans and the LC Loans.
“Local Checking Accounts” means the Construction Checking Account and the O&M Checking Account (each as defined in the Depositary Agreement).
“Long Term Service Agreement” means the Contractual Service Agreement, dated as of February 15, 2019, by and between PowerCo and General Electric International, Inc.
“Loss Event” has the meaning assigned to such term in the Depositary Agreement.
“Loss Proceeds” has the meaning given in the Depositary Agreement.
“Loss Proceeds Account” has the meaning given in the Depositary Agreement.

“Major Maintenance” means labor, materials and other direct expenses (including any such labor, materials and other direct expenses under or pursuant to the Long Term Service Agreement) for any overhaul of, or major maintenance procedure for, the Project which require significant disassembly or shutdown of the Project, (a) in accordance with Prudent Industry Practices, (b) pursuant to manufacturers’ requirements to avoid voiding any such manufacturer’s warranty or (c) pursuant to any applicable Legal Requirement.
“Major Maintenance Expenses” has the meaning given in the Depositary Agreement.
“Major Maintenance Reserve Account” has the meaning given in the Depositary Agreement.
“Major Project Documents” means the following:

(a)	the Joint Operating Agreements;

(b)	the Joint Development Agreement;

(a)	each Interconnection Agreement;

(b)	the Gas Gathering Contract;

(c)	the PIE Contract;

(d)	the EPC Contract;

(e)	the EPC Parent Guaranty;

(f)	the Permitted Commodity Hedge Agreements;

(g)	the O&M Agreement;

(h)	the Long Term Service Agreement;

(i)	the Water Line Easement and Operating Agreement;
(a)    each Additional Project Document which provides for the payment by any Co-Borrower of, or the provision to any Co-Borrower of, goods or services with a value in excess of $5,000,000 in any calendar year or $10,000,000 for the full term of such Additional Project Document; and

(b)	each Replacement Project Document for any Major Project Document.
“Major Project Participants” means each counterparty to a Major Project Document.
“Mandatory Prepayment” has the meaning given in Section 2.1.9(c) of the Credit Agreement.
“Market Consultant” means ICF Resources, LLC or another electric market consultant selected in accordance with Section 10.1 of the Credit Agreement.
“Market Consultant’s Report” means the report entitled “ICF PJM Forecast – Hannibal Combined Cycle Facility”, dated November 15, 2018, delivered by the Market Consultant, including all exhibits, appendices and any other attachments.
“Material Adverse Effect” means (a) a material adverse change in the current business, property, results of operation or financial condition of the Co-Borrowers and Holdings (taken as a whole), (b) any event or occurrence of whatever nature which would reasonably be expected to materially and adversely affect the Co-Borrowers’ and Holdings’ ability (taken as a whole) to perform its payment or other material obligations under the Credit Documents, and (c) any event or occurrence of whatever nature which would reasonably be expected to materially and adversely affect the rights and remedies of the Lenders and the Agents under the Credit Documents.
“MBR Authority” has the meaning given in Section 4.16.3 of the Credit Agreement.
“Minimum Notice Period” means not later than 12:00 noon, New York City time (a) at least five Banking Days before the date of any issuance or funding (as applicable) of a Letter of Credit or Borrowing, or before the effective date of any continuation or conversion of a Type of LC Loan resulting in whole or in part in one or more LIBOR LC Loans, and (b) at least 1 Banking Day before any Borrowing or conversion of a Type of LC Loan resulting in whole or in part in one or more Base Rate LC Loans.
“Moody’s” means Moody’s Investors Service, Inc.
“Mortgage” means each of (a) the Open-End Mortgage, Assignment of Rents and Leases, Fixture Filing, Financing Statement and Security Agreement, dated as of the Closing Date, by and from PowerCo, to the Collateral Agent, and (b) the Open-End Leasehold Mortgage, Assignment of Rents and Leases, Fixture Filing, Financing Statement and Security Agreement, dated as of the Closing Date, by and from GasCo, to the Collateral Agent.
“Mortgaged Property” shall have the meaning given such term in the applicable Mortgage.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA subject to the provisions of Title IV of ERISA and in respect of which any Borrower Party or any ERISA Affiliate is an “employer” as defined in Section 3(5) of ERISA.
“Net Cash Proceeds” means:
(a)    in the case of any Project Document Claim, the aggregate gross cash proceeds received by any Co-Borrower or any of its Affiliates in respect of such Project Document Claim net of reasonable and customary costs and expenses actually incurred by such Co-Borrower in connection with the enforcement, negotiation, consummation, settlement, proceedings, administration or other activity related to the receipt or collection of such amount (including reasonable legal and accounting fees and expenses paid or payable as a result thereof), and net of any taxes paid (or reasonably estimated to be payable) in connection with such Project Document Claim, calculated assuming a rate of tax equal to the highest rate applicable to corporations in the State of Ohio (taking into account related deductions, losses and loss carryovers, in each case, subject to any limitations on the use thereof and attributable to the activities and operations of the Co-Borrowers) but without duplication with any applicable Permitted Tax Distributions withdrawn pursuant to the Depositary Agreement for the relevant taxable period;
(b)    in the case of any Termination Payment, the aggregate gross cash proceeds received by any Co-Borrower or any of its Affiliates in respect of such Termination Payment, net of reasonable and customary costs and expenses actually incurred by such Co-Borrower in connection with the enforcement, negotiation, consummation, settlement, proceedings, administration or other activity related to the receipt or collection of such amount, and net of any taxes paid (or reasonably estimated to be payable) in connection with such Termination Payment, calculated assuming a rate of tax equal to the highest rate applicable to corporations in the State of Ohio (taking into account related deductions, losses and loss carryovers, in each case, subject to any limitations on the use thereof and attributable to the activities and operations of the Co-Borrowers) but without duplication with any applicable Permitted Tax Distributions withdrawn pursuant to the Depositary Agreement for the relevant taxable period; and
(c)    in the case of any Disposition, the aggregate gross cash proceeds received by any Co-Borrower or any of its Affiliates in respect of such Disposition (including any cash payments when received in respect of promissory notes or other non-cash consideration delivered to such Co-Borrower or such Affiliate in respect thereof), net of reasonable and customary costs and expenses actually incurred by such Co-Borrower in connection with the enforcement, negotiation, consummation, settlement, proceedings, administration or other activity related to such Disposition, and net of any taxes paid (or reasonably estimated to be payable) in connection with such Disposition, calculated assuming a rate of tax equal to the highest rate applicable to corporations in the State of Ohio (taking into account related deductions, losses and loss carryovers, in each case, subject to any limitations on the use thereof and attributable to the activities and operations of the Co-Borrowers) but without duplication with any applicable Permitted Tax Distributions withdrawn pursuant to the Depositary Agreement for the relevant taxable period.
“NGA” shall mean the Natural Gas Act, 15 U.S.C. §§ 717, et seq., and FERC’s implementing regulations thereunder.

“Non-Defaulting Lender” means, at any time, any Lender that is not a Defaulting Lender.
“Non-Performance Charge” has the meaning contained in the PJM Open Access Transmission Tariff.
“Notes” means, collectively, any Construction Notes, Term Notes and LC Notes.
“Notice of Borrowing” means a request by Co-Borrowers in accordance with Section 2.1.1(b) of the Credit Agreement and substantially in the form of Exhibit C-1 thereto.
“Notice of Conversion of LC Loan Type” means a request by Co-Borrowers in accordance with Section 2.1.8 of the Credit Agreement and substantially in the form of Exhibit C-3 thereto.
“Notice of LC Activity” means a request by Co-Borrowers in accordance with Section 2.2.4 of the Credit Agreement and substantially in the form of Exhibit C-5 thereto.
“Notice of Term Conversion” means a request by Co-Borrowers in accordance with Section 2.1.2(b) of the Credit Agreement and substantially in the form of Exhibit C-2 thereto.
“O&M Agreement” has the meaning given in Section 5.27 of the Credit Agreement .
“O&M Costs” has the meaning given in the Depositary Agreement.
“Obligations” means and includes, all loans, advances, debts, liabilities, and obligations, howsoever arising, owed by Co-Borrowers to the Arranger, Administrative Agent, Depositary Agent, Collateral Agent, the LC Issuers or the Lenders of every kind and description (whether or not evidenced by any note or instrument and whether or not for the payment of money), direct or indirect, absolute or contingent, due or to become due, now existing or hereafter arising, pursuant to the terms of the Credit Agreement or any of the other Credit Documents, including all interest, Call Premium, fees, charges, expenses, attorneys’ fees and accountants fees chargeable to any Co-Borrower and payable by such Co-Borrower hereunder or thereunder.
“OFAC List” means (a) any blocked persons list, designated nationals list, denied persons list, entity list, debarred party list, unverified list, sanctions list, or other list of Persons with whom United States Persons may not conduct business, including any list published and maintained by the Office of Foreign Assets Control of the United States Department of the Treasury, the United States Department of Commerce, or the United States Department of State and (b) any list of Persons subject to general trade, economic or financial restrictions, sanctions or embargoes imposed, administered or enforced from time to time by the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom.
“Operating Cash Available for Debt Service” means, for any period, (a) Project Revenues during such period minus (b) the sum of (i) O&M Costs paid plus (ii) all ordinary course settlement payments payable by any Co-Borrower in respect of Permitted Commodity Hedge

Agreements plus (iii) any required deposits into the Major Maintenance Reserve Account, in each case during such period.
“Operative Documents” means, collectively, the Credit Documents, the Second Lien Credit Documents and the Project Documents.
“Operator” means EthosEnergy or General Electric International Inc. or a Subsidiary thereof or such other Person with significant experience operating combined-cycle natural gas-fired generating facilities similar to the Project reasonably acceptable to the Required Lenders.
“Optional Prepayment” has the meaning given in Section 2.1.9(b) of the Credit Agreement.
“Other Taxes” means all present or future stamp, recording or documentary taxes and any other excise or property taxes, charges or similar levies (and interest, fines, penalties and additions related thereto) (but excluding, for the avoidance of doubt, any income, branch profits or franchise taxes, or taxes imposed in lieu of such taxes) that arise from any payment made hereunder or under any other Credit Document or from the execution or delivery or otherwise with respect to this Agreement or any other Credit Document, except any such taxes that are imposed with respect to an assignment (other than an assignment made pursuant to Section 2.10) as a result of a present or former connection between the Credit Party and the jurisdiction imposing such taxes.
“Parent” means Fortress Transportation and Infrastructure Investors LLC.
“Parent Company” means, with respect to a Lender, the bank holding company (as defined in Federal Reserve Board Regulation Y), if any, of such Lender, and/or any Person owning, beneficially or of record, directly or indirectly, a majority of the shares of such Lender.
“Participant” has the meaning given in Section 9.12.1 of the Credit Agreement.
“Payment Period” means the period commencing on a Quarterly Payment Date and ending on the day prior to the next Quarterly Payment Date or, in the case of the first Quarterly Payment Date, the period commencing on the Closing Date and ending on the day prior to the first Quarterly Payment Date following the Closing Date.
“PBGC” means the Pension Benefit Guaranty Corporation established pursuant to Subtitle A of Title IV of ERISA or any successor thereto.
“PCB Consultant” means Tetra Tech, Inc. or another PCB consultant selected in accordance with Section 10.1 of the Credit Agreement.
“PCB Report” means (a) the report entitled “PCB Investigation Summary Report”, dated October 5, 2018, delivered by Tetra Tech, including all exhibits, appendices and any other attachments and (b) the report entitled “PCB Sampling Summary Report”, dated August 28, 2018, delivered by Tetra Tech, including all exhibits, appendices and any other attachments.

“Performance Tests” means (a) the “Performance Test” as defined in the EPC Contract and the “Performance Test(s)” as defined in the PIE Contract or (b) performance tests that are substantially equivalent to the “Performance Test” as defined in the EPC Contract and the “Performance Test(s)” as defined in the PIE Contract.
“Permit” means any and all franchises, licenses, leases, permits, approvals, consents, notifications, certifications, registrations, authorizations, exemptions, variances, qualifications, easements, rights of way, Liens and other rights, privileges and approvals required under any Governmental Rule, including any Governmental Authorizations.
“Permitted Affiliate Transactions” means (a) the Operative Documents in effect on the Closing Date entered into by any Co-Borrower with any or more of its Affiliates, and the transactions expressly contemplated thereby and Replacement Project Documents in respect thereof and the transactions expressly contemplated thereby (provided that such Replacement Project Documents are on substantially similar terms and conditions as the Project Documents they replace or are otherwise approved by the Administrative Agent), (b) transactions on terms no less favorable in the aggregate to any Co-Borrower than would be included in an arm’s-length transaction entered into by a prudent Person with a non-Affiliated third party, (c) any employment, noncompetition or confidentiality agreement entered into by any Co-Borrower with any of its employees, officers or directors in the ordinary course of business, (d) the payments expressly permitted by Section 6.6.2 (other than Section 6.6.2(b)), (e) any transaction otherwise expressly permitted or contemplated by Section 6.4(g), (f) arrangement by any Affiliate of any credit support required to be provided under any Permitted Commodity Hedge Agreement so long as claims of such Affiliate arising out of such credit support are treated as equity contributions to any Co-Borrower, (g) transactions for the sale and purchase of natural gas and related services solely among the Co-Borrowers, (h) any payment to Parent or any of its Subsidiaries, at cost, for any and all services provided in connection with the Project by directors, officers, employees and consultants of Parent or any of its Subsidiaries, including the reimbursement of (i) such Person’s compensation and benefits (not to exceed the pro rata share for such Person’s time spent providing services in connection with the Project), (ii) reasonable out of pocket-costs and (iii) related overhead costs, in each case in the ordinary course of business, in each case such amounts do not exceed for any annual period the amount set forth in the Base Case Projections for such expenses during such period and (i) any other transaction or arrangement otherwise expressly permitted by this Agreement or another Credit Document.
“Permitted Capital Expenditures” means Capital Expenditures incurred by any Co-Borrower in accordance with Prudent Industry Practices that are (a) necessary to operate the Project in compliance with applicable Legal Requirements or (b) incurred in the ordinary course of the operation and maintenance of the Project excluding, for the avoidance of doubt, Major Maintenance.
“Permitted Commodity Hedge Agreement” means any power hedge (financial or physical), power purchase agreement, tolling agreement, capacity purchase agreement, fuel supply agreement, fuel transportation agreement, energy management agreement or other Hedging Agreement with a Permitted Commodity Hedge Counterparty on a non-speculative basis (a) to sell, purchase or hedge against fluctuations in the price of energy, natural gas, ancillary services, capacity or other commodity to which the Co-Borrowers have exposure, (b) with respect to physical sales of energy or capacity, commit the Co-Borrowers to no more than the anticipated uncommitted available output of the Project, and (c) that are consistent with the Co-Borrowers’ then-effective risk management policy; provided that the Co-Borrowers may designate any similar agreement or arrangement that does not satisfy the above criteria as a “Permitted Commodity Hedge Agreement” with the consent of the Required Lenders; provided, further, that, notwithstanding anything to the contrary herein, the Closing Date Permitted Commodity Hedge Agreements entered into in accordance with the terms of this Agreement shall be considered Permitted Commodity Hedge Agreements.
“Permitted Commodity Hedge Counterparty” means:
(a)    with respect to each Closing Date Permitted Commodity Hedge Agreement, the counterparty thereto (other than the Borrower Parties) as set forth on Exhibit L as of the Closing Date;
(b)    with respect to any other Permitted Commodity Hedge Agreement, any entity that: is (i) a public utility or is in the business of selling, marketing, purchasing or distributing electric energy or transporting, selling or marketing fuel, (ii) a commercial bank, investment bank, insurance company or other similar financial institution or affiliate thereof or (iii) an exchange or a regional system operator; and
(c)    any entity that, solely in the case of an entity of the type described in clause (b)(i) or (ii) above that is granted a lien on the Collateral to secure the obligations of the Co-Borrowers under the relevant Permitted Commodity Hedge Agreement, either (i) has, as of the date such Permitted Commodity Hedge Agreement is entered into, a rating of at least (x) in the case of an entity of the type described in clause (b)(i) above, at least BBB- by S&P and at least Baa3 by Moody’s (with a stable or positive outlook if such rating is BBB- by S&P or Baa3 by Moody’s, as applicable) (or another rating acceptable to the Required Lenders) or (y) in the case of an entity of the type described in clause (b)(ii) above, at least BBB+ by S&P and at least Baa1 by Moody’s (with a stable or positive outlook if such rating is BBB+ by S&P or Baa1 by Moody’s, as applicable) (or another rating acceptable to the Required Lenders), in either case, for its unsecured long-term senior debt obligations (or whose obligations under such commodity agreement are guaranteed by an entity with such ratings) or (ii) has, as of the date such Permitted Commodity Hedge Agreement is entered into, posted a letter of credit, issued by an entity of the type described in clause (b)(ii) above that has a rating of at least A- by S&P and at least A3 by Moody’s (or another rating acceptable to the Required Lenders), collateralizing the net mark-to-market value of all transactions under such Permitted Commodity Hedge Agreement.
“Permitted Debt” means (a) Debt or other obligations incurred under the Credit Documents, (b) to the extent otherwise constituting Debt, obligations incurred pursuant to the terms of a Project Document (but not for Debt for Borrowed Money), either not more than 90 days past due or being contested in good faith, (c) trade or other similar Debt incurred in the ordinary course of business (but not for borrowed money), either not more than 90 days past due or being contested in good faith, (d) contingent liabilities of any Co-Borrower incurred in the ordinary course of business, to the extent otherwise constituting Debt, including those relating to (i) the acquisition of goods, supplies or merchandise in the normal course of business or normal trade credit, (ii) the endorsement of negotiable instruments received in the normal course of its business, and (iii) contingent liabilities incurred with respect to any Applicable Permit, Credit Document or Project Document, (e) Capital Lease obligations and any other Debt of any Co-Borrower (including purchase money obligations incurred by any Co-Borrower to finance the purchase price of discrete items of equipment not comprising an integral part of the Project that extend only to the equipment being financed) in an aggregate amount of secured principal not exceeding $2,500,000 at any one time outstanding, (f) obligations of any Co-Borrower in respect of surety bonds or similar instruments in an aggregate amount not exceeding $2,500,000 at any one time outstanding, (g) to the extent constituting Debt, Debt arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business or other cash management services in the ordinary course of business; provided that the Debt described in this clause (g) is extinguished within 15 Banking Days of its incurrence, (h) ordinary course indemnities under agreements that are not Operative Documents or in connection with the issuance of the Title Policy or endorsements or supplements thereto, (i) to the extent constituting Debt, obligations of any Co-Borrower under Permitted Commodity Hedge Agreements (but not, for the avoidance of doubt, Interest Rate Hedges), provided that any such obligations that are secured by any Collateral shall at all times be subject to the Intercreditor Agreement and the Liens securing such obligations shall be limited to those permitted to be incurred pursuant to clause (a) of the definition of “Permitted Liens”, (j) obligations incurred under the Second Lien Credit Documents and any Permitted Second Lien Refinancing Credit Documents, in each case, subject to the Intercreditor Agreement and in an amount not to exceed the Second Lien Debt Cap (as defined in the Intercreditor Agreement), plus the amounts permitted pursuant to clause (c) of the Second Lien Cap (as defined in the Intercreditor Agreement), (k) Debt incurred under any Permitted Replacement LC Facility and (l) other unsecured Debt, not comprising Debt for borrowed money, in an amount not to exceed $2,500,000.
“Permitted Investments” has the meaning given in the Depositary Agreement.
“Permitted Liens” means:
(a) the Lien of Collateral Agent for the benefit of the Secured Parties in the Collateral as provided in the Collateral Documents, subject to the terms of the Intercreditor Agreement; and provided that the obligations secured by first priority Liens in favor of the Secured Parties shall not exceed, with respect to any class of Secured Parties, the applicable First Lien Cap (as defined in the Intercreditor Agreement) for such class of Secured Parties; it being understood and agreed the aggregate amount of obligations incurred pursuant to clause (i) of the definition of “Permitted Debt” and secured by first priority Liens on any Collateral shall in no event exceed the Hedging Cap (as defined in the Intercreditor Agreement);
(b) Liens of any Co-Borrower for any tax, assessment or other governmental charge, either not yet due or the validity or amount thereof is being contested in good faith and by appropriate proceedings and adequately reserved against on such Co-Borrower’s books in accordance with GAAP;
(c) Liens for materialmen’s, mechanics’, workers’, repairmen’s, employees’ or other like Liens, arising in the ordinary course of any Co-Borrower’s business or in connection with the construction, operation and maintenance of the Project, which (i) do not in the aggregate materially detract from the value of the property or assets to which they are attached or materially impair the construction or use thereof, and (ii) are either for amounts not yet due or for amounts being contested in good faith by appropriate proceedings; provided that (A) a bond or other security reasonably acceptable to Administrative Agent has been posted or provided in such manner and amount as to assure Administrative Agent that any amounts determined to be due will be promptly paid in full when such contest is determined or (B) adequate cash reserves are established in accordance with GAAP;
(d) Liens of any Co-Borrower arising out of judgments or awards so long as an appeal or proceeding for review is being prosecuted in good faith and for the payment of which adequate cash reserves are established or bonds or other security reasonably acceptable to Administrative Agent have been provided or are fully covered by insurance (other than any customary deductible);
(e) Liens, deposits or pledges of any Co-Borrower to secure statutory obligations or performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, or for purposes of like general nature in the ordinary course of its business, with any such Lien to be released as promptly as practicable;
(f) involuntary Liens as contemplated by the Credit Documents, the Second Lien Credit Documents, the Permitted Second Lien Refinancing Credit Documents and the Major Project Documents securing a charge or obligation on any Co-Borrower’s property, either real or personal, whether now or hereafter owned in the aggregate sum of less than $1,000,000 at any one time outstanding;
(g) Liens in connection with or evidenced by Permitted Debt described in clause (e) in the definition thereof;
(h) all exceptions disclosed in Schedule B of the Title Policy on the Closing Date;
(i) Easements, rights-of-way, restrictions (including zoning restrictions), trackage rights, defects or irregularities in title, restrictions on use of real property and other similar non-monetary encumbrances or liens, in each case that, in the aggregate, do not detract in any material respect from the value or use of the property encumbered thereby in connection with the Project;
(j) any interest or title of a lessor under any lease of real estate permitted hereunder and covering only the assets leased;
(k) any zoning, building and land use or similar Legal Requirement arising in the ordinary course of business;
(l) Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the ordinary course of business;
(m) Liens not otherwise permitted hereunder so long as the aggregate outstanding principal amount of the obligations secured thereby does not exceed $2,000,000 at any one time;

provided that the Liens incurred pursued to this clause (m) shall rank junior in priority to the Liens securing the Obligations hereunder;
(n) Liens of any Co-Borrower arising by virtue of any statutory or common law provision relating to bankers’ liens, rights of set-off or similar rights arising in the ordinary course of business;
(o) Liens of any Co-Borrower in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods arising in the ordinary course of business;
(p) Liens, pledges or deposits under worker’s compensation, unemployment insurance or other social security legislation (other than ERISA);
(q) extensions, renewals and replacements of any of the foregoing or following Liens to the extent and for so long as the Debt or other obligations secured thereby remain outstanding; provided that the Liens incurred pursued to this clause (q) shall rank no more senior in priority than the Liens which they are extending, renewing or replacing;
(r) second priority Liens on the Collateral pursuant to the terms of the Second Lien Collateral Documents and the Permitted Second Lien Refinancing Collateral Documents securing any Co-Borrower’s Second Lien Secured Obligations (as defined in the Intercreditor Agreement) permitted to be incurred pursuant to clause (j) of the definition of “Permitted Debt”, which second priority Liens shall in each case be subject to the terms of the Intercreditor Agreement;
(s) Liens or pledges of deposits of cash securing deductibles, self-insurance, co-payment, co-insurance, retentions or similar obligations to providers of property, casualty or liability insurance in the ordinary course of business;
(t) solely with respect to the Hydrocarbon Interests, all lessors’ royalties (and Liens to secure the payment thereof), overriding royalties, net profits interests, carried interests, production payments, reversionary interests and other burdens on or deductions from the proceeds of production with respect to the Production Project Site (in each case) that do not operate to materially reduce the net revenue interest for the Hydrocarbon Interests (if any) in the aggregate, as reflected in any Mortgage or the most recently delivered Reserve Report or materially increase the working interest for such Hydrocarbon Interest (if any) in the aggregate, as reflected in any Mortgage or the most recently delivered Reserve Report without a corresponding increase in the corresponding net revenue interest;
(u) solely with respect to the Hydrocarbon Interests, Liens under the Joint Development Agreement and the Joint Operating Agreement (but not arising out of any default or breach by GasCo thereunder), under any gas leases, farm-out agreements, production sales contracts, division orders, contracts for sale, operating agreements, area of mutual interest agreements, production handling agreements, joint venture agreements, gas partnership agreements, unitization and pooling declarations and agreements, transportation agreements, marketing agreements, processing agreements, development agreements, gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or other geophysical permits or agreements in each case to the extent the same (i) are ordinary and customary to the oil, gas and other mineral exploration, development, processing or extraction business, (ii) do not otherwise cause any other express representation or warranty of any Borrower Party in any of the Credit Documents to be untrue, (iii) do not operate to materially reduce the net revenue interest for such Hydrocarbon Interests (if any) in the aggregate, as reflected in any Mortgage or the most recently delivered Reserve Report, or materially increase the working interest for such Hydrocarbon Interests (if any) in the aggregate, as reflected in any Mortgage or the most recently delivered Reserve Report without a corresponding increase in the corresponding net revenue interest, and (iv) secure obligations that are not delinquent and do not in any case materially detract from the value of the Hydrocarbon Interests subject thereto; provided that any Liens created by the Joint Development Agreement and the Joint Operating Agreement as in effect on the Closing Date (or in agreed form shared with the Lenders) (but not arising out of any default or breach by GasCo thereunder) shall be considered “Permitted Liens” irrespective of compliance with clauses (i) through (iv) hereof;
(v) Liens for property Taxes on property that either Co-Borrowers or any of the Subsidiaries has determined to abandon (so long as such abandonment is not prohibited by this Agreement or any of the other Credit Documents), if the sole recourse for such Tax is to such property; and
(w) Liens securing Permitted Debt pursuant to clause (k) of the definition of “Permitted Debt,” which such Liens may be incurred on a pari passu basis with the Obligations subject to secured parties thereof entering into the Intercreditor Agreement.
“Permitted Replacement LC Facility” means a letter of credit facility and Debt incurred by the Co-Borrowers thereunder in replacement of the LC Facility under this Agreement or of any then-existing Permitted Replacement LC Facility, in each case that the Co-Borrowers are permitted under each of the Credit Documents to be secured by (and that is secured by) the Collateral on a pari passu basis with the Obligations, and for which, on the date of execution and incurrence thereof, the following conditions are satisfied or waived by the Required Lenders:

(a)
the maximum principal amount of the Debt under such replacement letter of credit facility does not exceed (x) during the LC Availability Period, the amount by which the Total LC Issuer Commitment has been reduced pursuant to Section 2.5.2(b) and (y) after the LC Availability Period, $130,000,000;

(b)
no Inchoate Default or Event of Default shall have occurred and be continuing and no Inchoate Default or Event of Default shall result from the execution of such replacement letter of credit facility or the incurrence of such Debt thereunder;

(c)
concurrently with execution of such replacement letter of credit facility and the incurrence of such Debt thereunder, the Co-Borrowers shall cancel the unfunded commitments of the Refinanced Debt and no other Obligations

(other than contingent indemnity obligations) or commitments with respect to the Refinanced Debt shall otherwise be outstanding;

(d)
such replacement letter of credit facility shall be documented pursuant to this Agreement or pursuant to a letter of credit reimbursement agreement in form and substance reasonably satisfactory to the Administrative Agent; provided that any lenders and issuing banks thereunder (or an agent on their behalf) shall have executed and delivered to the Administrative Agent and the Collateral Agent a joinder to the Intercreditor Agreement (substantially in the form attached thereto) pursuant to which, among other things, such Person(s) shall have agreed to be bound by the provisions thereof; and

(e)
the Administrative Agent shall have received a certificate from Responsible Officer of each Co-Borrower at least 10 Banking Days prior to the execution of such replacement letter of credit Facility, substantially in the form set out in Exhibit S, which certificate shall: (i) provide such information and calculations that are relevant for establishing compliance with clause (a) above; and (ii) certify as to compliance with clauses (a) through (d) above;

provided that letters of credit under any Permitted Replacement LC Facility may be issued solely in support of any Co-Borrower’s collateral posting obligations under any Permitted Commodity Hedge Agreements.
“Permitted Second Lien Refinancing Collateral Documents” means all security documents under (and as defined in) the Permitted Second Lien Refinancing Credit Agreement and all other security agreements, pledge agreements, collateral assignments, mortgages (including, without limitation, amended and restated mortgages), depositary agreements, collateral agency agreements, control agreements, deeds of trust or other grants or transfers for security executed and delivered by any obligor creating or perfecting (or purporting to create or perfect) a second lien upon Collateral for the benefit of the Second Lien Secured Parties (as defined in the Intercreditor Agreement), in each case, as amended, amended and restated, supplemented, renewed, extended, replaced, refinanced or otherwise modified, in whole or in part, from time to time, in accordance with its terms, the terms of the Credit Documents and the Intercreditor Agreement.
“Permitted Second Lien Refinancing Credit Agreement” means any credit agreement, loan agreement, indenture or similar instrument evidencing any of the Permitted Second Lien Refinancing Debt.
“Permitted Second Lien Refinancing Credit Documents” means collectively, any agreement, certificate, document or instrument governing, securing or evidencing any of the Permitted Second Lien Refinancing Debt and/or constituting a “Credit Document” under (and as defined in) the Permitted Second Lien Refinancing Credit Agreement, including, without limitation, the Permitted Second Lien Refinancing Collateral Documents.
“Permitted Second Lien Refinancing Debt” means Debt issued, incurred or otherwise obtained (including by means of the extension or renewal of Debt) in exchange for, or to extend, modify, renew, replace, defease, refund or refinance, in whole or part, existing Debt under the Second Lien Facility (including any successive Permitted Second Lien Refinancing Debt) (“Second Lien Refinanced Debt”); provided that:
(a)     the principal amount (or accreted value, if applicable) of such Permitted Second Lien Refinancing Debt does not exceed the principal amount (or accreted value, if applicable) of the Second Lien Refinanced Debt, plus accrued and unpaid interest thereon, and reasonable and customary fees, costs and expenses, commissions or underwriting discounts and premiums incurred in connection therewith;
(b)    such Permitted Second Lien Refinancing Debt (i) does not have a maturity date or require commitment reductions prior to the maturity date of the Second Lien Refinanced Debt and (ii) does not have any mandatory prepayment features (other than customary asset sale events, insurance and condemnation proceeds events, change of control offers or events of default and excess cash flow and indebtedness sweeps substantially the same (and in any event no less favorable to the Borrower Parties) as the Debt being replaced), in each case described in this subclause (ii), prior to the date on which any mandatory prepayment would be due under the Second Lien Refinanced Debt;
(c)     the average life to maturity of such Permitted Second Lien Refinancing Debt is greater than or equal to that of the Second Lien Refinanced Debt;
(d)    such Permitted Second Lien Refinancing Debt does not have any obligors that are not (or would not have been) obligated with respect to the Second Lien Refinanced Debt, or greater guarantees or security, than the Second Lien Refinanced Debt;
(e)    such Permitted Second Lien Refinancing Debt does not have terms and conditions that are, taken as a whole, materially more restrictive to the Borrower Parties, or materially more favorable to holders of such Permitted Second Lien Refinancing Debt, than those of the relevant Second Lien Refinanced Debt;
(f)     the holders of the Permitted Second Lien Refinancing Debt (or an agent on their behalf) shall have duly executed and delivered to the Administrative Agent and the Collateral Agent a joinder to the Intercreditor Agreement substantially in the form attached thereto, pursuant to which, among other things, such Person(s) shall have agreed to be bound by the Intercreditor Agreement; and
(g)    the relevant Second Lien Refinanced Debt shall have been repaid, satisfied and discharged in full on the date such Permitted Second Lien Refinancing Debt is issued, incurred or obtained, all commitments thereunder shall have been terminated and all guarantees, liens and security interests in connection with such Second Lien Refinanced Debt shall have been released, satisfied and discharged in full.
“Permitted Second Lien Refinancing Facility” means the credit facility, notes or other instrument under which Permitted Second Lien Refinancing Debt is issued, incurred or otherwise obtained.

“Permitted Tax Distributions” has the meaning given in the Depositary Agreement.
“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, including any series of any limited liability company and Governmental Authorities.
“Petroleum Engineer” means Wright & Company, Inc. or such other independent petroleum engineers of recognized national standing as may be selected by Co-Borrowers with the prior written consent of the Administrative Agent as directed in writing by the Required Lenders (such consent not to be unreasonably withheld, conditioned or delayed).
“PIE Contract” means the Agreement for the Purchase and Sale of Power Generation Equipment and Related Services, dated as of February 15, 2019, by and between PowerCo and General Electric Company.
“PIE Contractor” means General Electric Company, a New York corporation.
“PJM” means PJM Interconnection, L.L.C., a Delaware limited liability company, and any successor thereto.
“PJM Base Residual Auction” has the meaning contained in the PJM Open Access Transmission Tariff.
“PJM Open Access Transmission Tariff” means the open access transmission tariff of PJM, as accepted for filing by FERC under Section 205 of the FPA, in effect during the term of the Agreement.
“Plan” means any employee pension benefit plan other than a Multiemployer Plan subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA and in respect of which any Borrower Party or any ERISA Affiliate is (or if such plan were terminated any Borrower Party would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.
“Platform” has the meaning given in Section 11.24.2 of the Credit Agreement.
“Pledged Equity” has the meaning given in the Guaranty and Security Agreement.
“PowerCo” has the meaning given in the preamble hereto.
“PowerCo’s FERC Electric Tariff” means the electric tariff filed with FERC by PowerCo setting forth the rights and obligations of PowerCo with respect to its authority to make FERC-jurisdictional wholesale sales of electric energy, capacity or ancillary services at market-based rates.

“Principal Repayment Date” means (a) each Quarterly Payment Date occurring on and after the last day of the first full quarter after the Term Conversion Date, and (b) the Final Maturity Date.
“Production Project” means all rights, title and interest to the undivided 40% interest in the approximately 20,000 acres of Hydrocarbon Interests in and around Hannibal, Ohio and associated development, production and drilling rights.
“Production Project Site” has the meaning given to the term “Site” in the Mortgage executed and delivered by GasCo.
“Production Shortfall” has the meaning given in Section 5.25.2 of the Credit Agreement.
“Project” means, collectively the Generating Project and the Production Project.
“Project Costs” means the following costs and expenses incurred or to be incurred on or prior to Final Completion in connection with the ownership, acquisition, development, design, engineering, procurement, construction, installation, equipping, assembly, inspection, testing, completion, start-up, operation and financing of the Project, in accordance with (and to the extent provided in) the Construction Budget (without duplication):

(a)
all amounts payable under the EPC Contract, the PIE Contract, the Joint Development Agreement and the other Project Documents (including any reserves established for the payment of Remaining Costs pursuant to the Depositary Agreement), any contractor bonuses, site leasing and preparation costs, any interconnection and transmission upgrade costs payable by any Co-Borrower, costs related to acquisition, development and construction of facilities for the receipt of natural gas, water and other inputs to, and to transport or deliver electricity and other outputs from, the Project, and all other amounts payable under the Project Documents prior to Final Completion, including the contingency provided for in the Construction Budget and amounts payable in order to complete the Punch List;

(b)	financing, advisory, legal, accounting and other fees;

(c)
all other Project-related costs, including fuel-related costs and prepaid fuel costs, any development costs, management services fees and expenses and costs and expenses to complete the construction and financing of the Project;

(d)	contingency funds, required reserves, start-up costs and initial working capital costs;

(e)	property and sales taxes due in respect of the Project;

(f)	O&M Costs incurred prior to the Term Conversion Date;

(g)	payments and fees under the Permitted Commodity Hedge Agreements (other than Termination Payments under the Permitted Commodity Hedge Agreements);

(h)	payments to PJM;

(i)	costs and expenses incurred with the negotiation and preparation of the Operative Documents and the formation of any Co-Borrower; and

(j)	interest (including interest during construction), fees and other amounts payable under the Credit Documents;
provided that Project Costs consisting of drilling Capital Expenditures in respect of the Production Project shall in no event exceed $125,000,000 (exclusive of any funds from the Contingent Equity Account used for such purposes) in the aggregate prior to the Term Conversion Date. For the avoidance of doubt, for purposes of determining the uses of Construction Loans only, Project Costs shall include (i) reimbursement by any Co-Borrower of any Drawstop Equity Contributions made pursuant to clause (b) of the definition thereof (and not previously reimbursed), and (ii) any uses of Construction Loans described in Section 3.3.12 in connection with Term Conversion.
“Project Document Claim” means any payment under any Project Document in respect of liquidated damages for performance or performance guarantees, but excluding all delay-related liquidated damages.
“Project Document Modification” has the meaning given in Section 6.12 of the Credit Agreement.
“Project Document Termination Payment” means any termination payment paid for the benefit of a Borrower Party under a Project Document other than a Permitted Commodity Hedge Agreement.
“Project Documents” means, without duplication, the Major Project Documents and each other agreement related to the development, construction, operation, maintenance, management, administration, ownership or use of the Project, the sale of power therefrom, the provision of gas, electricity and other services thereto and Real Property rights and interests relating to the Project, in each case, entered into by, or assigned to, any Co-Borrower.
“Project Revenues” has the meaning given in the Depositary Agreement.
“Project Schedule” means a schedule setting forth the expected schedule and milestones for construction of the Project through Final Completion delivered to the Lenders on the Closing Date pursuant to Section 3.1.23 of the Credit Agreement.
“Proportionate Share” means the percentage participation of a Lender, an LC Participant or an LC Issuer at any time in the Total Construction Loan Commitment, the Total Term Loan Commitment, the Total LC Commitment or the Total LC Issuer Commitment, respectively, as set forth on Exhibit H to the Credit Agreement (as such Exhibit may be amended pursuant to Article 9 of the Credit Agreement). Upon any transfer by a Lender, an LC Participant or an LC Issuer of all or part of its Commitments, Administrative Agent shall revise Exhibit H to reflect the Lenders’, the LC Participants’ or the LC Issuers’ applicable Proportionate Shares after giving effect to such transfer. For the avoidance of doubt, after all Commitments have been terminated and the Obligations paid in full, each Lender’s, each LC Participant’s and each LC Issuer’s Proportionate Share shall be determined as of the time immediately prior to such Commitments having been terminated or the date prior to the Obligations being paid in full.
“Proved Reserves” means those Gas Properties designated as proved (in accordance with the definitions for “Gas Reserves” approved by the Board of Directors of the Society of Petroleum Engineers, Inc. from time to time) in the Reserve Report most recently delivered to the Administrative Agent pursuant to this Agreement.
“Prudent Industry Practices” means those practices, methods, equipment, specifications and standards of safety and performance, as the same may change from time to time, as are commonly used by independent operators of natural gas-fired electric generation stations in Ohio of a type and size similar to the Project as good, safe and prudent engineering practices in connection with the operation, maintenance, repair and use of gas turbines, electrical generators and electrical and other equipment, facilities and improvements of such electrical station, with commensurate standards of safety, performance, dependability, efficiency and economy. “Prudent Industry Practices” does not necessarily mean one particular practice, method, equipment specification or standard in all cases, but is instead intended to encompass a broad range of acceptable practices, methods, equipment specifications and standards.
“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.
“PUHCA” means the Public Utility Holding Company Act of 2005.
“Punch List” has the meaning given in the EPC Contract.
“Quarterly Payment Date” means the last Banking Day of each March, June, September and December.
“Rate Margin” means the applicable rate set forth below:

	LIBOR LC Loan	Base Rate LC Loan
From Closing Date until the LC Maturity Date	3.50%	2.50%
“Real Property” means other than Hydrocarbon Interests (which are expressly excluded from the scope of this definition) all right, title and interest of any Co-Borrower in and to any and all parcels of real property (including the Site) owned, leased or operated by such Co-Borrower together with all of such Co-Borrower’s interests in all improvements and appurtenant fixtures, equipment, personal property, easements and other property and rights incidental to the ownership, lease or operation thereof.
“Receivables” has the meaning given in the Guaranty and Security Agreement.
“Refinanced Debt” means the Debt under the LC Facility under this Agreement or the Debt under any existing Permitted Replacement LC Facility that is repaid or prepaid concurrently with the execution of a Permitted Replacement LC Facility.
“Register” has the meaning given in Section 2.1.10 of the Credit Agreement.
“Regulation D” means Regulation D of the Board of Governors of the Federal Reserve System (or any successor).
“Rejection Notice” has the meaning given in Section 2.1.9(c)(ii) of the Credit Agreement.
“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.
“Release” means any release, spill, emission, leaking, emptying, seeping, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance into the Environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Substance), including the movement of any Hazardous Substance through the air, soil, surface water or groundwater.
“Relevant Governmental Sponsor” means any central bank, reserve bank, monetary authority, or similar institution (including any committee or working group sponsored thereby) which shall have selected, endorsed, or recommended a replacement rate, including relevant additional spreads or other adjustments, for LIBO Rate.
“Remaining Costs” has the meaning given in the Depositary Agreement.
“Replacement Obligor” means a Person reasonably acceptable to the Required Lenders; provided that in each case, on the date the applicable Replacement Project Document is entered into, such Person enters into either (i) a consent substantially in the form of the Consent relating to the Major Project Document being replaced or (ii) a Consent.
“Replacement Project Document” means any Project Document entered into by any Co-Borrower with a Replacement Obligor in replacement of a Major Project Document in form and substance reasonably satisfactory to the Required Lenders.
“Reportable Event” means any of the events set forth in Section 4043(b) or (c) of ERISA for which the 30-day notice period to the PBGC has not been waived.

“Required Class Lenders” means, at any time, (a) with respect to the Construction Facility, Construction Lenders holding more than 50% of the sum of (i) the aggregate principal amount of the Construction Loans outstanding, (ii) the aggregate amount of Unutilized Construction Loan Commitments and (iii) Interest Expense related to any of the foregoing, (b) with respect to the Term Facility, Term Lenders holding more than 50% of the sum of (i) the aggregate principal amount of the Term Loans outstanding and (ii) Interest Expense related to the foregoing, and (c) with respect to the LC Facility, LC Participants holding more than 50% of the sum of (i) the aggregate principal amount of the LC Loans outstanding, (ii) the LC Participants’ participations in the aggregate Available Amount of all Letters of Credit issued under the LC Facility and outstanding at such time, (iii) the aggregate amount of Unutilized LC Commitments and (iv) Interest Expense related to any of the foregoing. The Loans, Available Amounts and Unutilized Commitments of any Defaulting Lender or any Affiliate of any Borrower Party shall be disregarded in determining Required Class Lenders at any time.
“Required Lenders” means, at any time, Lenders and LC Participants (but not the LC Issuers) holding more than 50% of the sum of (a) the aggregate principal amount of the Loans outstanding, (b) the LC Participants’ participations in the aggregate Available Amount of all Letters of Credit issued under the LC Facility and outstanding at such time, (c) the aggregate amount of Unutilized Commitments and (d) Interest Expense related to any of the foregoing. The Loans, Available Amounts and Unutilized Commitments of any Defaulting Lender or any Affiliate of any Borrower Party shall be disregarded in determining Required Lenders at any time.
“Required Target Debt Balance Payment” has the meaning given to the term “Required First Lien Target Debt Balance Payment” in the Depositary Agreement.
“Reserve Report” means (a) the “Review and analysis of Ohio GasCo acreage,” dated October 3, 2018, prepared by LP Consulting, LLC and (b) the “Revised Summary Report: Evaluation of Reserves and Resource Potential From the Utica Shale to the Interests of Ohio River Partners Shareholder LLC in Certain Properties Located in Monroe and Washington Counties, Ohio Utilizing Specified Economics,” effective October 1, 2018, prepared by the Petroleum Engineer, as updated by any update to the foregoing report prepared by the Petroleum Engineer, regarding the Proved Reserves attributable to the Gas Properties of Co-Borrowers, reasonably satisfactory to the Administrative Agent in both format and content.
“Responsible Officer” has the meaning given in the Depositary Agreement.
“Restricted Payment” has the meaning given in the Depositary Agreement.
“Restricted Payment Conditions” has the meaning given in Section 6.6.1 of the Credit Agreement.
“Revenue Account” has the meaning given in the Depositary Agreement.
“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc.

“Sanctioned Country” means, at any time, a country or territory which is, or whose government is, the subject or target of any Sanctions broadly restricting or prohibiting dealings with such country, territory or government (currently, Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine).
“Sanctioned Person” means, at any time, any Person with whom dealings are restricted or prohibited under Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce), the United Nations Security Council, the European Union or any of its member states, Her Majesty’s Treasury or Switzerland, (b) any Person located, organized or resident in, or any Governmental Authority or governmental instrumentality of, a Sanctioned Country or (c) any Person 50% or more directly or indirectly owned by, controlled by, or acting for the benefit or on behalf of, any Person described in clauses (a) or (b) hereof.
“Sanctions” means economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce (b) the United Nations Security Council; (c) the European Union or any of its member states; (d) Her Majesty’s Treasury; or (e) Switzerland;.
“Scheduled Final Maturity Date” means December 31, 2027.
“Second Lien Collateral Documents” has the meaning given to the term “Collateral Documents” in the Second Lien Credit Agreement.
“Second Lien Credit Agreement” means that certain Second Lien Credit Agreement, dated as of the Closing Date, among Holdings, Co-Borrowers, Cortland Capital Market Services LLC, as second lien administrative agent, the lenders and the other parties listed on the signature pages thereto.
“Second Lien Credit Documents” means has the meaning given to the term “Credit Documents” in the Second Lien Credit Agreement.
“Second Lien Debt Sizing Criteria” has the meaning given to the term “Debt Sizing Criteria” in the Second Lien Credit Agreement.
“Second Lien Facility” has the meaning given in the recitals hereto.
“Second Lien Loan Commitments” has the meaning given to the term “Commitments” in the Second Lien Credit Agreement.
“Second Lien Loan Proceeds Account” has the meaning given in the Depositary Agreement.

“Second Lien Loans” has the meaning given to the term “Loans” in the Second Lien Credit Agreement.
“Secured Parties” has the meaning assigned to the term “First Lien Secured Parties” in the Intercreditor Agreement.
“Securities” means any stock, shares, partnership interests, limited liability company interests, voting trust certificates, certificates of interest or participation in any profit sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.
“Site” means the Generating Project Site.
“SPC” has the meaning given in Section 9.12.2 of the Credit Agreement.
“Specified Event of Default” has the meaning given in Section 2.2.5 of the Credit Agreement.
“Stated Amount” means with respect to any Letter of Credit, the total amount available to be drawn thereunder at the time in question in accordance with the terms of such Letter of Credit (regardless of whether any conditions for drawing could be met at such time).
“Statutory Reserve Rate” means, for any Interest Period for any LIBOR LC Loan Borrowing, a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the arithmetic mean, taken over each day in such Interest Period, of the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Federal Reserve Board for eurocurrency funding (referred to as “Eurodollar liabilities” in Regulation D of the Federal Reserve Board as of the Closing Date). Such reserve percentages shall include those imposed pursuant to such Regulation D. LIBOR LC Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.
“Subject Claims” has the meaning given in Section 11.14 of the Credit Agreement.
“Subordination Agreement” means the Subordination Agreement, dated as of the Closing Date, by and between Triad Hunter, LLC and GasCo, for the benefit of the Collateral Agent and The Bank of New York Mellon, as the second lien collateral agent.
“Subsidiary” means, as to any Person, a corporation, partnership, limited liability company or other entity of which such Person: (a) owns 50% or more of the shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers, or similar governing body, of such corporation, partnership, limited liability company or other entity and/or (b) controls the management, directly or indirectly through one or more intermediaries.
“Substantial Completion” means the achievement of “Substantial Completion” as defined in each of the EPC Contract and PIE Contract.
“Switching Station Agreement” means the Supplemental Agreement Relating to the Hannibal Switching Station and Switching Station Site, dated as of February 11, 2019, by and between PowerCo, Ohio River Partners Shareholder LLC and AEP Ohio Transmission Company, Inc.
“Target Debt Balance” means, with respect to each Principal Repayment Date, the amount set forth on Exhibit I with respect to such date, as such Exhibit I is updated from time to time in accordance with Section 2.1.9(a)(iii) of the Credit Agreement.
“Taxes” has the meaning given in Section 2.6.4(a) of the Credit Agreement.
“Term Conversion” means satisfaction or waiver in writing of the conditions set forth in Section 3.3 of the Credit Agreement causing the automatic conversion of the Construction Loans to Term Loans.
“Term Conversion Date” means the date on which Term Conversion occurs.
“Term Facility” means the Term Loan Commitments and the Term Loans made thereunder.
“Term Lender” means a Lender with a Term Loan Commitment or with outstanding Term Loans.
“Term Loan” has the meaning given in Section 2.1.2(a) of the Credit Agreement.
“Term Loan Commitment” means, at any time with respect to each Lender, such Lender’s Proportionate Share of the Total Term Loan Commitment at such time.
“Term Note” has the meaning given in Section 2.1.6 of the Credit Agreement.
“Termination Payment” has the meaning given in the Intercreditor Agreement.
“Title Event” has the meaning assigned to such term in the Depositary Agreement.
“Title Insurer” means Chicago Title Insurance Company.
“Title Policy” has the meaning given in Section 3.1.16 of the Credit Agreement.

“Total Construction Loan Commitment” has the meaning given in Section 2.5.1(a) of the Credit Agreement.
“Total LC Commitment” has the meaning given in Section 2.2.1(a) of the Credit Agreement.
“Total LC Exposure” means, at any time the sum of (a) the aggregate principal amount of all LC Loans made in respect of Letters of Credit outstanding at such time and (b) the Stated Amount of all Letters of Credit outstanding at such time.
“Total LC Issuer Commitment” has the meaning given in Section 2.2.1(b) of the Credit Agreement.
“Total Term Loan Commitment” has the meaning given in Section 2.5.1(b) of the Credit Agreement.
“Transmission Consultant” means Leidos Engineering, LLC or another transmission consultant selected in accordance with Section 10.1 of the Credit Agreement.
“Transmission Consultant Report” means the report entitled “Independent Transmission Assessment – Long Ridge Energy Terminal PJM Interconnection”, dated October 29, 2018, delivered by the Transmission Consultant, including all exhibits, appendices and any other attachments.
“Treasury” means the U.S. Department of the Treasury.
“Type” when used in reference to any LC Loan or Borrowing, refers to whether the rate of interest on such LC Loan, or on the LC Loans constituting such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Base Rate.
“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided that if, with respect to any filing statement or by reason of any mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interests granted to the Collateral Agent pursuant to the applicable Collateral Document is governed by the Uniform Commercial Code as in effect in a jurisdiction of the United States other than New York, UCC means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions of each applicable Credit Document and any filing statement relating to such perfection or effect of perfection or non-perfection.
“Unforced Capacity” has the meaning contained in the PJM Open Access Transmission Tariff.
“Unsatisfied Condition” means a condition in a Permit that has not been satisfied and that either (a) must be satisfied before such Permit can become effective, (b) must be satisfied as of the date on which a representation is made or a condition precedent must be satisfied under the Credit Agreement, or (c) must be satisfied as of a future date but with respect to which facts or circumstances exist which, to any Co-Borrower’s Knowledge, would reasonably be expected to result in a failure to satisfy such Permit condition.
“Unutilized Commitments” means the Unutilized Construction Loan Commitments and the Unutilized LC Commitments.
“Unutilized Construction Loan Commitment” means (a) the Total Construction Loan Commitment minus the aggregate principal amount of outstanding Construction Loans or (b) when used with respect to an individual Construction Lender, such Construction Lender’s Construction Loan Commitment minus such Construction Lender’s Proportionate Share of outstanding Construction Loans.
“Unutilized LC Commitment” means (a) the aggregate amount of the Total LC Commitment minus the Total LC Exposure or (b) when used with respect to an individual LC Participant, such LC Participant’s LC Commitment minus such LC Participant’s LC Exposure.
“Water Line Easement and Operating Agreement” means that certain Easement and Operating Agreement, dated as of February 12, 2019, between Ohio River Partners Shareholder LLC and PowerCo.
“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part 1 of Subtitle E of Title IV of ERISA.
“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

RULES OF INTERPRETATION
1.    The singular includes the plural and the plural includes the singular.
2.    The word “or” is not exclusive.
3.    A reference to a Governmental Rule (except as otherwise provided in this Agreement) includes any amendment or modification to such Governmental Rule, and all regulations, rulings and other Governmental Rules promulgated under such Governmental Rule.
4.    A reference to a Person includes its permitted successors, permitted replacements and permitted assigns.
5.    Accounting terms have the meanings assigned to them by GAAP, as applied by the accounting entity to which they refer.
6.    The words “include”, “includes” and “including” are not limiting.
7.    A reference in a document to an Article, Section, Exhibit, Schedule, Annex or Appendix is to the Article, Section, Exhibit, Schedule, Annex or Appendix of such document unless otherwise indicated. Exhibits, Schedules, Annexes or Appendices to any document shall be deemed incorporated by reference in such document. In the event of any conflict between the provisions of the Credit Agreement (exclusive of the Exhibits, Schedules, Annexes and Appendices thereto) and any Exhibit, Schedule, Annex or Appendix thereto, the provisions of the Credit Agreement shall control.
8.    Unless otherwise expressly provided, references to any document, instrument or agreement (a) shall include all exhibits, schedules and other attachments thereto, (b) shall include all documents, instruments or agreements issued or executed in replacement thereof, and (c) shall mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, amended and restated, modified and supplemented from time to time and in effect at any given time.
9.    Unless otherwise specified, all references herein to times of day (including references to “close of business”) shall be references to Eastern time (daylight or standard, as applicable).
10.    The words “hereof”, “herein” and “hereunder” and words of similar import when used in any document shall refer to such document as a whole and not to any particular provision of such document.
11.    References to “days” shall mean calendar days, unless the term “Banking Days” shall be used. References to a time of day shall mean such time in New York, New York, unless otherwise specified.
12.    If, at any time after the Closing Date, Moody’s or S&P shall change its respective system of classifications, then any Moody’s or S&P “rating” referred to herein shall be considered to be at or above a specified level if it is at or above the new rating which most closely corresponds to the specified level under the old rating system.
13.    The Credit Documents are the result of negotiations between, and have been reviewed by each Co-Borrower, each Borrower Party party to any such Credit Document, Administrative Agent, the Arranger, each Lender and their respective counsel. Accordingly, the Credit Documents shall be deemed to be the product of all parties thereto, and no ambiguity shall be construed in favor of or against any Co-Borrower, any Borrower Party party to any such Credit Document, Administrative Agent or any Lender solely as a result of any such party having drafted or proposed the ambiguous provision.